

ANNUAL REPORT

2022–2023

THIS IS OUR MOONSHOT

Axon is a mission-driven company whose overarching goal is to protect life. Our vision is a world where bullets are obsolete, where social conflict is dramatically reduced, and where everyone has access to a fair and effective justice system.



Fellow shareholders,

Humanity hungers for an epic story. Violence often satiates that hunger as the exemplar of struggle, perseverance and triumph.

Culturally, whether in art, books, film or movies, we celebrate violence as if medieval trial by combat were the ultimate expression of human achievement. We may no longer gather in stadiums to watch gladiators fight to the death, but violence easily fulfills movie plot lines seeking conflict and meaning — from sword fights to gun fights to starfighters.

In the real world, it is tempting to let violence draw us in. Even as we detest it, we are captivated. We celebrate when the good guys win. But we do not ask if there could be a better way. Instead, like a movie, we focus on the plotline and the victory — why did the bad guy act badly, how did the good guys overcome? In the real world, life is more complex than a storyline. Was the bad guy really evil? Many times we learn he was a veteran with severe mental health issues, or a teen with addiction and a drug problem. Every person is someone's child, relative or friend, and the storylines are so much more complex than they are in the arts. This is not to excuse violent behaviors or accept them. But violence leads to sadness and loss. This is our real world.

At Axon, we constantly ask if there's a better way. We question why when someone shows up to kill, the heroes who run in to stop the attack have to risk their own lives to save others. Today, the only way to stop a gunman is with a gunfight. We don't dispute that is the state of the world as it exists today. But we can equally imagine a world where we have advanced technologies that don't require sending our sons and daughters in uniform into harm's way to stop a deadly threat. It's not inconsistent to celebrate their sacrifice and heroism today, and look to give them better capabilities that keep everyone safer tomorrow.

How can we remove the struggle, stop the sacrifice? How can we ease the journey? Can we tip the scales and defeat violence in such a dominant fashion that violence becomes, dare I say, no longer interesting?

We are seeing some of this occur already. A few years back I talked to a sheriff who told me that in previous years, inmates were assaulting corrections officers multiple times per month in his jail. He explained that many inmates came from violent backgrounds. Within that jail community, it was seen as a badge of honor to get into a fight with officers, and if you injured them, it was a mark of achievement. You were one of the strongest warriors who stood up against the system and inflicted pain and suffering on your captors. However, the introduction of TASER devices into the jail changed the dynamic. It was one thing to get into fisticuffs with correctional officers where you may land some blows and "score some points," but a TASER exposure led to an inglorious surrender. The user deploys the probes from a safe distance, which causes the subject's muscles to lock up involuntarily, despite how much they want to resist or fight. Assaults on officers fell from multiple per month to only a few per year. Everyone is now much safer and the environment less violent. We made violence less interesting.

If we are to truly change the nature of violent encounters, we need to remove the risk of sending human beings directly into harm's way. One key area we are pursuing with significant promise is robotic security. If we can send a robotic system into high-risk areas, we create more distance and time, two critical factors that can drastically change outcomes for the better. We can create innovative new capabilities that are far safer for everyone than sending in a team of heavily armed people, subject to their own fears and impaired by their own fight-or-flight biological reactions.

We understand the initial reservation around utilizing robotics in a public safety landscape, given the potential for misuse. However, as we have proven with our TASER devices and body camera products, misuse of good technology can often be mitigated with better technology and policy controls. We intend to lead the world not only in robotic security, but in the development of ethical frameworks and technology controls in this important space.

Now, let's turn our attention to our type of epic story. Stories that lift humanity and drive us forward. Stories that celebrate the best of humanity — our love, care, innovation and adventure into new possibilities. The stories of space programs going to the moon, of curing diseases, of people seeking to contribute positively during their time on this Earth.

We are writing one such positive epic story. We envision a future where attempted violence elicits no more than a yawn — not because we're numb to this plague, but because every single time it happens, the outcome is predictably and dominantly neutralized. Rather than going down in their own ill-conceived blaze of glory, violent actors are unceremoniously and ingloriously incapacitated and arrested — without struggle — taken to jail, put on trial and judged by peers.

I'd like to make it so violence in the modern world is no longer something that's worthy of a movie plot. Violence is not the ultimate expression of human struggle. It's simply bad and foolish; we should do everything we can to squeeze it out of our society.

I am not naive about removing deadly violence from human nature — this tale is as old as time. The deeper conflict is not with other people, or changing their instinct — but with technology that has not progressed far enough to displace violence as the best solution to stop violence. We may not be able to stop a passionate dispute, but we can endeavor to remove violence from the human transaction between our governments and the governed.

We are joining forces with law enforcement and community leaders in a moonshot goal to cut gun-related deaths between police and the public in half over the next 10 years. Axon's part in accomplishing this moonshot goal will primarily be to approach killing as a technology problem. Gene Roddenberry, creator of Star Trek, envisioned a future where technology elevated humanity, resolving interpersonal violence by "setting Phasers to stun," where realtime video communication is ubiquitous, and where computers, software and robots assist people to resolve dangerous and uncertain situations. That is the future we are creating — with life imitating the better side of the arts.

We know technology alone is not going to solve problems that involve complex social dynamics. It is going to require technology, training, policy, public acceptance and oversight. In this area, we are fortunate — because stakeholders from diverse parts of society share our mission, and seek to solve it, together.

Why Axon?

We often get asked why we are the right people to be writing this story, why a cause so universally supported is being spearheaded by a for-profit business. While we are proud to have built a profitable, growing business, profit is not our mission — our profit is an outcome we must achieve to support our mission. Revenue growth, profitability, and cash flow are all hallmarks of running a strong enterprise — and a healthy business model is the most powerful means to the ultimate end of protecting life.

When you see a problem and you can wrap a business model around it, that forces you to think about focusing on developing products that are so valuable people will buy them. When I decided I wanted to focus my life on reducing violence, I could have started a non-profit. But, in practicality, that would mean I would spend the majority of my time calling people asking for donations. By focusing on technologies that address the problems I care about and wrapping a successful business model around our solutions, our mission became self-funding and could move with speed and impact unthinkable in any other organizational model. Today, we have 3,000 employees working on our mission. We have generated over $15 billion in wealth for our shareholders. And our products have successfully saved hundreds of thousands of people in high-risk situations that could have otherwise escalated to deadly outcomes.

I believe with every fiber of my being that mission-driven capitalism works. Capitalism writ large has done more to lift humanity out of poverty over the past two centuries than any other approach. And we now have the ability to focus more of our time and energy solving higher level problems. Our mission mindset is what took us from a literal startup in a garage to where we are today, and we have even bigger problems (yielding even greater value) in our sights going forward.

You might recall that in 2020, we made the strategic decision to accelerate our investment in further advancing TASER technology to better serve public safety and communities. Over the course of 2021 and 2022, we invested nearly $100 million in TASER segment research and development. We are incredibly proud of the results: on January 24, 2023, Axon unveiled TASER 10 — a game-changing, life-saving weapon that is a feat of human ingenuity and engineering.

TASER 10 represents a giant leap in innovation, with several step-function improvements compared to previous versions, including double the range and much greater capacity. TASER 10 is the most sophisticated, accurate and effective TASER energy weapon to date. Future generations may simply take for granted the existence of this less-lethal technology — as if it had always existed — and like with all technological advancements that drive society forward, that is our aim. We are proud to be innovative category creators.

Your investment in our company and mission is an important element of the broader story. We're proud that our mission and focus works for shareholders too. We are a "both-and" company — we don't believe one party must win at the expense of another. We believe true value creation helps everyone. By investing in and striving to accomplish our mission, we are building the value of our company, our products, and our people. We leave all of our stakeholders — our employees, our shareholders, and both our customers and the communities they serve — better off when they join our ecosystem.

To wit, in 2022, Axon delivered record revenue growth of 38% to $1.19 billion and net income of $147 million (12.4% net income margin), supporting Adjusted EBITDA of $232 million, or 19.5% Adjusted EBITDA margin. Our Axon Cloud software business grew 50% in 2022 on top of 38% growth the year before, and made up an increasing share of our business. Axon Cloud revenue of $368 million represented 31% of total revenue, and drove 45% Annual Recurring Revenue growth to $473 million.

In 2018, shareholders approved a CEO compensation plan that granted performance-based stock options, the vesting of which was tied to growing the company 10x over a 10-year performance period. At the time, the goals were viewed as extremely challenging. In full candor, my wife was against me taking on the challenge as she saw it as just too risky. As I sit here writing this letter, we have grown the market capitalization almost 12x from $1.35 billion to over $16 billion today. And, at current course and speed, we are on track to complete the final operational milestones in the next few months. Net, we will have completed an audacious 10-year plan in a little over 5 years, having grown our stock price at a CAGR over 50% per year over that time period. These results were far from easy. But they are the result of our mission-driven focus, our care for our customers, the innovation and care we put into our employee recruiting and compensation, and the value of our products that solve real problems.

What's Next?

Looking forward, our efforts are focused on continuing to deliver strong financial results while we drive towards our moonshot. Our initial outlook for 2023 contemplates another strong year, with 20% revenue growth and EBITDA margin expansion. We introduced longer term targets that chart a path to $2.0 billion in revenue in 2025. We plan continued investment in our existing products, our salesforce, and expansion into newer product areas that can further improve the life experience for the stakeholders we serve.

We aim to pioneer, create, and invent. We believe we are the best positioned to drive the next wave of technology adoption within public safety and beyond.

As we embark further on our journey, we thank you for your unrelenting support and empowerment. The writing of our epic story will bear fruits and new breakthroughs over the next decade, and we are proud that you have chosen to be a part of it. We will not let you down. In fact, we will elevate together.

Here's to the next exciting chapters in our story,

-Rick



AXON ENTERPRISE, INC.
17800 North 85th Street
Scottsdale, Arizona 85255

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 31, 2023

To Our Shareholders:

The 2023 Annual Meeting of Shareholders (the "Annual Meeting") of Axon Enterprise, Inc. (the "Company" or "Axon") will be held at 10:00 a.m. (local time) on Wednesday, May 31, 2023. This year's Annual Meeting will be a completely virtual meeting of shareholders. You will be able to attend the Annual Meeting, vote your shares electronically, and submit your questions during the live webcast by visiting www.virtualshareholdermeeting.com/AXON2023. You will need to have your 16-digit control number included on your Notice, on your proxy card, or in the instructions that accompanied your proxy materials. The Annual Meeting will be held for the following purposes:

1. Electing the directors of the Company named in this proxy statement;

2. Advisory vote to approve the compensation of the Company's named executive officers;

3. Advisory vote to recommend the frequency of the shareholder vote to approve the compensation of the Company's named executive officers.

4. Ratifying the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2023;

5. To approve the 2023 CEO Performance Award;

6. Shareholder proposal to discontinue the development of a non-lethal TASER drone system; and

7. Transacting such other business as may properly come before the Annual Meeting or any continuation, postponement or adjournment thereof.

Only shareholders of record of the Company's common stock at the close of business on April 3, 2023 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. Only shareholders with a valid 16-digit control number will be able to attend the Annual Meeting and vote, ask questions, and access the list of shareholders as of the close of business on the Record Date for the Annual Meeting.

Your vote is very important. Whether or not you plan to attend the Annual Meeting virtually, we encourage you to read the proxy statement and vote as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled *"General Information About the Annual Meeting and Voting"* and the instructions on your proxy card or the voting instruction card you receive from your broker, bank or other intermediary. Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

If you have any questions concerning the proposals or this proxy statement, would like additional copies of this proxy statement or need help voting your shares of Axon, please contact Axon's proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
Shareholders Call Toll Free: (888) 750-5834
International Callers: +1 (412) 232-3651
Banks and Brokers Call: (212) 750-5833

By Order of the Board of Directors,

/s/ ISAIAH FIELDS
Isaiah Fields
Corporate Secretary

Scottsdale, Arizona
April 21, 2023

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING VIRTUALLY, PLEASE VOTE ON THE INTERNET, BY TELEPHONE, OR MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY OR VOTING INSTRUCTION CARD IN THE ENCLOSED ENVELOPE.

TABLE OF CONTENTS



AXON ENTERPRISE, INC.
17800 North 85th Street
Scottsdale, Arizona 85255

PROXY STATEMENT FOR 2023 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these proxy materials?

Our Board of Directors (the "Board" or "Board of Directors") has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at the Annual Meeting, which will take place virtually at 10:00 a.m. local time on Wednesday, May 31, 2023. You will be able to attend the Annual Meeting, vote your shares electronically, access the list of shareholders as of the close of business on the Record Date, and submit your questions during the live webcast by visiting www.virtualshareholdermeeting.com/AXON2023. You will need to have your 16-digit control number included on your Notice, on your proxy card, or in the instructions that accompanied your proxy materials. We recommend logging into the meeting prior to the start time. This proxy statement describes matters on which you, as a shareholder, are entitled to vote. It also gives you information on these matters so that you can make an informed decision. This proxy statement is first being made available or sent to shareholders on or about April 21, 2023.

What is included in these materials?

These materials include:

- ☐ This proxy statement for the Annual Meeting; and
- ☐ The Company's Annual Report on Form 10-K for the year ended December 31, 2022 (the "Annual Report").

If you received printed versions of these materials by mail, these materials also include the proxy card or vote instruction form for the Annual Meeting.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of printed proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to shareholders by providing access to these documents over the Internet. Accordingly, on April 21, 2023 we sent a Notice of Internet Availability of Proxy Materials (the "Notice") to shareholders of record and beneficial owners. Shareholders have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed or electronic set of the proxy materials by following the directions found in the Notice. The Company encourages you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the cost and environmental impact of the Annual Meeting.

How can I get electronic access to the proxy materials?

The Notice provides you with instructions regarding how to: (1) view our proxy materials for the Annual Meeting on the Internet; (2) vote your shares after you have viewed our proxy materials; (3) request a printed or electronic copy of the proxy materials; and (4) instruct us to send our future proxy materials to you electronically via email. Copies of the proxy materials are also available for viewing at the investor relations page of the Company's website at http://investor.axon.com.

What proposals will be voted on at the Annual Meeting and how does the Board of Directors recommend I vote?

Shareholders will vote on the following items at the Annual Meeting:

Proposal	Description	Board Recommendation
No. 1	Electing the directors of the Company named in this proxy statement	FOR (all nominees)
No. 2	Advisory vote to approve the compensation of the Company's named executive officers	FOR
No. 3	Advisory Vote to Recommend the Frequency of the Shareholder Vote to Approve the Compensation of the Company's Named Executive Officers	1 YEAR
No. 4	Ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2023	FOR
No. 5	To approve the 2023 CEO Performance Award	FOR
No. 6	Shareholder proposal to discontinue the development of a non-lethal TASER drone system	AGAINST

Shareholders will also vote on the transaction of any other business as may properly come before the Annual Meeting or any continuation, postponement or adjournment thereof. To the maximum extent allowed by the SEC's proxy rules, the proxy holders will vote your shares on such other matters as they determine in their discretion.

Where are the Company's principal executive offices located and what is the Company's main telephone number?

The Company's principal executive offices are located at 17800 North 85th Street, Scottsdale, Arizona 85255. The Company's main telephone number is (480) 991-0797.

Who may vote at the Annual Meeting?

As of April 3, 2023 (the "Record Date"), there were 73,879,573 shares of the Company's common stock outstanding. Each share of common stock entitles the holder to one vote on each matter that may properly come before the Annual Meeting. The holders of a majority of the voting power of all shares entitled to vote, present in person (virtually) or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Shareholders are not entitled to cumulative voting in the election of directors. Only shareholders as of the close of business on the Record Date are entitled to receive notice of, to attend, and to vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered the shareholder of record with respect to those shares, and the Notice or printed materials were sent directly to you by the Company. If you request printed copies of the proxy materials by mail, you will also receive a printed proxy card.

Beneficial Owner of Shares Held in Street Name

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice or the printed proxy materials were forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization how to vote the shares held in your account. If you request printed copies of the proxy materials by mail, you will also receive a printed vote instruction form.

If I am a shareholder of record of the Company's shares, how do I vote?

There are multiple ways to vote:

 **Via the Internet.** If you received a Notice, you may vote via the Internet:

Before the Meeting: visit http://www.proxyvote.com and enter the control number found in the Notice.

During the Meeting: visit http://www.annualshareholdermeeting.com/AXON2023 and enter the control number found in the Notice.

 **By telephone.** If you received or requested printed copies of the proxy materials by mail, you may vote by calling the toll free number found on the proxy card.

 **By mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by filling out the proxy card and returning it in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

Your bank or broker will send you instructions on how to vote. There are multiple ways to vote:

 **Via the Internet.** If you received a Notice, you may vote via the Internet:

Before the Meeting: visit http://www.proxyvote.com and enter the control number found in the Notice.

During the Meeting: visit http://www.annualshareholdermeeting.com/AXON2023 and enter the control number found in the Notice.

 **By telephone.** If you received or requested printed copies of the proxy materials by mail, you may vote by calling the toll free number found on the vote instruction form.

 **By mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by filling out the vote instruction form and returning it in the envelope provided.

To attend and participate in the Annual Meeting, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in street name, you should contact your broker to obtain your 16-digit control number or otherwise vote through your broker. Only shareholders with a valid 16-digit control number, will be able to attend the Annual Meeting and vote, ask questions and access the list of shareholders as of the close of business on the Record Date for the Annual Meeting.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

Under Delaware law and the Company's bylaws, the holders of a majority of the voting power of all shares entitled to vote, present in person or represented by proxy, at a meeting constitutes a quorum. Abstentions and broker non-votes will be counted as present to determine whether a quorum has been established. Once a share of the Company's common stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments. If a quorum is not present, the Annual Meeting may be adjourned until a quorum is obtained.

How are proxies voted?

All valid proxies received prior to the Annual Meeting will be voted. All shares represented by a proxy will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

What happens if I do not give specific voting instructions?

Shareholder of Record If you are a shareholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner of Shares Held in Street Name If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on such matters with respect to your shares. This is generally referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

Proposal No. 4 (ratification of the appointment of Grant Thornton as the Company's independent registered public accounting firm for fiscal year 2023) is considered "routine." A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected in connection with this proposal.

Proposals No. 1, No. 2, No. 3, No. 5, and No. 6 (election of the directors, advisory vote to approve the compensation of the Company's named executive officers, advisory vote to recommend the frequency of the shareholder vote to approve the compensation of the Company's named executive officers, the approval of the 2023 CEO Performance Award, and the shareholder proposal to discontinue the development of a non-lethal TASER drone system) are considered "non-routine." A broker or other nominee cannot vote without specific instructions from the beneficial owner on non-routine matters, and therefore we anticipate there will be broker non-votes in connection with Proposals No. 1, No. 2, No. 3, No. 5, and No. 6.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote during the Annual Meeting by voting again via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or voting instruction form with a later date, or by attending the Annual Meeting virtually and voting during the meeting. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again during the virtual meeting or specifically request that your prior proxy be revoked by delivering to the Company's Corporate Secretary at 17800 North 85th Street, Scottsdale, Arizona 85255 a written notice of revocation prior to the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except as necessary to meet applicable legal requirements; to allow for the tabulation and certification of votes; and to facilitate a successful proxy solicitation.

What is the voting requirement to approve each of the proposals?

Election of Directors

For Proposal No. 1, under our bylaws, assuming the existence of a quorum at the Annual Meeting, each director will be elected by the affirmative vote of a majority of the votes properly cast for and against such nominee's election. Abstentions and broker non-votes will have no effect on the outcome of this proposal if a quorum is present.

Advisory Vote to Approve the Compensation of the Company's Named Executive Officers

For Proposal No. 2, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for ratification. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Advisory Vote to Recommend the Frequency of the Shareholder Vote to Approve the Compensation of the Company's Named Executive Officers ("Say-on-Frequency")

For Proposal No. 3, a plurality of votes cast will determine the shareholders' preferred frequency for holding an advisory vote on compensation for named executive officers. This means that the option for holding an advisory vote, which can be every 1 year, 2 years or 3 years receiving the greatest number of votes will be considered the preferred frequency of our shareholders. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Ratification of Independent Registered Public Accounting Firm

For Proposal No. 4, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for ratification. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Approval of the 2023 CEO Performance Award

For Proposal No. 5, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for ratification. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Shareholder Proposal to Discontinue the Development of the Non-Lethal TASER Drone System

For Proposal No. 6, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for approval. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Who will serve as the inspector of election?

A member of the Company's internal legal department will serve as the inspector of election.

Where can I find the voting results of the Annual Meeting?

The final voting results will be tallied by the inspector of election and, within four business days after the Annual Meeting, the Company expects to report the final results on Form 8-K with the SEC.

Who is paying for the cost of this proxy solicitation?

The Company will bear the cost of solicitation of proxies for the Annual Meeting. We are soliciting your proxy on behalf of our Board. In addition to the use of mail, proxies may be solicited by personal interview, telephone, facsimile, electronically, including e-mail, or otherwise, by our officers, directors and other employees. They will not receive any additional compensation for these activities. We have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for an estimated fee of up to $50,000, plus reimbursement of reasonable expenses, and we have agreed to indemnify Innisfree M&A Incorporated against certain losses, costs and expenses. We also will request persons, firms and corporations holding shares in their names, or in the names of their nominees, that are beneficially owned by others to send or cause to be sent proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.

Who can help answer my other questions?

If after reading this proxy statement you have more questions about the Annual Meeting or the proposals, you should contact Innisfree M&A incorporated, our proxy solicitor, at:

Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
Shareholders Call Toll Free: (888) 750-5834
International Callers: +1 (412) 232-3651
Banks and Brokers Call: (212) 750-5833

GOVERNANCE

THE BOARD OF DIRECTORS

Director Nominations

The Nominating and Corporate Governance Committee (the "NCG Committee") is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at each annual meeting of shareholders. Nominees may be suggested by directors, members of management, shareholders, or, in some cases, by a third-party firm engaged by the NCG Committee.

Shareholders who wish the NCG Committee to consider their recommendations for nominees for the position of director should submit their recommendations in writing by mail to the NCG Committee, c/o Axon Enterprise, Inc., 17800 North 85th Street, Scottsdale, AZ 85255. Recommendations by shareholders that are made in accordance with these procedures will receive the same consideration by the NCG Committee as other suggested nominees.

In January 2022, the Board approved an amendment to our bylaws to move from a plurality voting standard to a majority voting standard in uncontested elections. Under the new standard, an uncontested director must receive a majority of the votes properly cast for and against such nominee, and if they do not, they must tender their resignation for Board consideration. For contested elections where the number of director nominees exceeds the number of Board seats open for election, each person nominated to be elected as a director shall be elected by a plurality of the votes properly cast.

If an incumbent director receives less than a majority of the votes cast with respect to such director's election in an uncontested election, such director shall promptly tender his or her resignation to the NCG Committee. No later than 90 days following the receipt of any such tendered resignation, (A) the Board shall, taking into account any recommendation by the NCG Committee, take formal action with respect thereto (which action may include accepting or rejecting such tendered resignation, or taking other action considered appropriate) and (B) the Company shall publicly disclose the Board's decision and, in the event that the Board of Directors does not accept such tendered resignation, the rationale for such decision. The director who tenders his or her resignation shall not participate in the recommendation of the NCG Committee or the decision of the Board with respect to his or her resignation. The NCG Committee, in making any recommendation, and the Board, in making any decision, may consider any factors or other information they consider appropriate or relevant. If the Board accepts a tendered resignation, then the Board may fill the resulting vacancy or may decrease the size of the Board.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by shareholders, the NCG Committee considers the potential nominee's demonstrated character, judgment, relevant business, functional and industry experience, and whether they possess a high degree of business, technological, medical, military, political or law enforcement acumen, independence, and other such factors the NCG Committee determines are pertinent in light of the current needs of the Board. The NCG Committee also takes into account the ability of a potential nominee to devote the time and effort necessary to fulfill his or her responsibilities to the Board of Directors. While the NCG Committee does not have a formal diversity policy, it strives to achieve a well-rounded balance of varying skill sets and backgrounds in the composition of the Board.

While recognizing that any group of people is more than the sum of its parts, that biography does not always define identity and that attempting to quantify diversity is an imperfect exercise in a world of unique individuals, we also acknowledge and celebrate that our board intentionally reflects a wide range of human experiences and identities.

On our Board, **four** identify as women and **six** identify as men, **one** identifies as Iranian-American, **two** identify as Black, **seven** identify as White or Caucasian, and **one** identifies as a member of the LGBTQ+ community as of March 31, 2023.

The NCG Committee's process for identifying and evaluating nominees typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The Company has not historically paid third parties to identify or assist in identifying or evaluating potential nominees but reserves the right to do so.

Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board

The Board has identified particular qualifications, attributes, skills and experience that it believes are important to be represented on the Board as a whole in order to advise and contribute to the execution of the Company's strategic objectives. Each Board member was selected in accordance with the process for the selection and nomination of directors described above. Accordingly, the Board believes that each of the Company's Board members brings a myriad of attributes that are a combined benefit to the Company and its shareholders. The following table summarizes certain key characteristics of the Company's business and the associated attributes that have been identified as important to be represented on the Board.

Business Characteristics	Qualifications, Attributes, Skills & Experience
The Company's business is multifaceted and involves complex financial transactions.	• High level of financial literacy • Relevant CEO, CFO, or treasury experience • Certified Public Accountant, Certified Financial Analyst
The Company's business requires compliance with a variety of regulatory requirements across a number of countries and relationships with various governmental entities and non-governmental organizations.	• Governmental, legal or political experience
The Company's TASER product lines utilize Neuro-Muscular Incapacitation from electrical currents as the method to disable a resisting suspect, which inherently involves medical and scientific testing.	• Medical and/or scientific experience
The Company's primary markets are law enforcement, military and corrections agencies.	• Law enforcement experience • Military experience
The Company's business includes the innovative fields of cloud computing, software as a service, wearable technology, and other emerging technologies such as artificial intelligence, all of which involve different points of view and perspectives from its traditional TASER background.	• Emerging technologies experience • Complex hardware and software integration experience • Cybersecurity experience
The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	• Risk oversight • Management expertise

Director Nominees in 2023

Adriane Brown

Director since 2020
Age: 64
Board Committees: Compensation Committee, NCG Committee (Chair) and Merger and Acquisition and Capital Structure Committee
Other Public Company Boards: American Airlines Group Inc., eBay Inc. and KKR & Co Inc.

Ms. Brown is a Managing Partner at Flying Fish Partners, a technology focused venture capital firm, beginning in 2021, and joined as a Venture Partner in 2018. Prior to that, Ms. Brown served as President and Chief Operating Officer for Intellectual Ventures ("IV"), an invention and investment company that commercializes inventions, from January 2010 through July 2017, and served as a Senior Advisor until December 2018. Before joining IV, Ms. Brown served as President and Chief Executive Officer of Honeywell Transportation Systems ("Honeywell"). Over the course of 10 years at Honeywell, she held leadership positions serving the aerospace and automotive markets globally. Prior to Honeywell, Ms. Brown spent 19 years at Corning, Inc., ultimately serving as Vice President and General Manager, Environmental Products Division, having started her career there as a shift supervisor. Ms. Brown also serves on the boards of directors of eBay Inc., American Airlines Group Inc., and KKR & Co Inc. Ms. Brown also serves on the board of directors of the International Women's Forum. Previously, she served on the boards of Allergan Plc and Raytheon Company until 2020, respectively, and Harman International Industries until 2017. Ms. Brown holds an Honorary Doctorate of Humane Letters and a B.A. in environmental health from Old Dominion University, and is a winner of its Distinguished Alumni Award. She also holds a M.A. in management from the Massachusetts Institute of Technology where she was a Sloan Fellow.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	President and Chief Operating Officer for IV from January 2010 to July 2017, and President and Chief Executive Officer of Honeywell Transportation Systems from January 2005 to June 2009.
Risk Oversight & Management	Board Experience from Allergan plc, American Airlines Group Inc., eBay Inc., KKR & Co Inc., Harman, and Raytheon Company gives extensive experience relating to public company corporate governance matters.
Technology Expertise	Ms. Brown is a Managing Partner and member of the Investment Committee at Flying Fish Partners. The fund invests in and supports start-ups utilizing artificial intelligence and machine learning to transform processes in a variety of market verticals. Over the course of her career, Ms. Brown has engaged in business and technology transformations across a number of businesses and markets.

Michael Garnreiter, Chairman

Director since 2006
Age: 71
Board Committees: Audit Committee (Chair), Compensation Committee and NCG Committee
Other Public Company Boards: Knight-Swift Transportation Holdings and Amtech Systems

Mr. Garnreiter most recently served as Vice President of Finance and Treasurer of Shamrock Foods, a privately-held manufacturer and distributor of foods and food-related products. He retired from this position in December 2015. From January 2010 until August 2012, Mr. Garnreiter was a managing director of Fenix Financial Forensics, a Phoenix-based litigation and financial consulting firm. From April 2002 through June 2006, Mr. Garnreiter was Executive Vice President, Treasurer, and Chief Financial Officer of the Main Street Restaurant Group. Mr. Garnreiter previously served with the international accounting firm, Arthur Andersen, from 1974 through March 2002 with increasing levels of responsibility, culminating as a partner. Additionally, Mr. Garnreiter has served on the board of Knight Swift Transportation Holdings since 2003 and has also served on the board of Amtech Systems since 2007. Mr. Garnreiter holds a B.S. in accounting from California State University at Long Beach and is a Certified Public Accountant.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Certified Public Accountant and former partner at Arthur Andersen. Served on the audit committee for each board he has served in the past and has extensive knowledge of SEC rules and regulations.
Risk Oversight & Management	Board Experience from Knight-Swift Transportation Holdings and Amtech Systems gives extensive experience relating to public company corporate governance matters.

Hadi Partovi

Director since 2010
Age: 50
Board Committees: Compensation Committee (Chair), NCG Committee and Merger and Acquisition and Capital Structure Committee
Other Public Company Boards: None

Mr. Partovi is the CEO and co-founder of the non-profit education organization Code.org, and serves as a Director on the board of Mountain. Mr. Partovi is a past or present strategic advisor or early investor at numerous technology companies, including Facebook, Dropbox, Uber, airbnb, SpaceX, and Zappos. From 2009 through 2010, Mr. Partovi was Senior Vice President of Technology for MySpace (via acquisition) and from 2006 through 2009 he was President and Co-Founder of ILIKE, Inc. which was acquired by MySpace in 2009. From 2002 through 2005, Mr. Partovi was General Manager, Microsoft MSN Entertainment and MSN.com and from 1999 through 2001, he was Co-Founder and VP of Product and Professional Services for TELLME Networks, Inc. From 1994 through 1999, he was Program Manager for Microsoft Internet Explorer. Mr. Partovi holds B.A. and M.S. in Computer Science, *summa cum laude*, from Harvard University.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Experience as an investor in technology companies provides Mr. Partovi with invaluable insight into software and Internet-related business development initiatives.
Risk Oversight & Management	Experience as an advisor to multiple start-up companies provides Mr. Partovi experience in the unique challenges facing companies pursuing new technology.

Mark W. Kroll, Ph.D.

Director since 2003
Age: 70
Board Committees: Enterprise Risk and Information Security Committee, NCG Committee and Scientific and Medical Committee (Chair)
Other Public Company Boards: Haemonetics Corporation

Dr. Kroll retired in July 2005 from St. Jude Medical, Inc., where he held various executive level positions since 1995, most recently as Senior Vice President and Chief Technology Officer, Cardiac Rhythm Management Division. Dr. Kroll holds a B.S. in Mathematics and a M.S. and a Ph.D. from the Electrical Engineering department of the University of Minnesota and an M.B.A. from the University of St. Thomas. Dr. Kroll is also the named inventor of over 350 issued U.S. patents and is a Fellow of: American College of Cardiology, Heart Rhythm Society, Institute of Electronics and Electrical Engineering ("IEEE"), and the American Institute for Medicine and Biology in Engineering ("AIMBE"). Dr. Kroll has also served on the board of Haemonetics Corporation, provider of innovative medical technology solutions, since 2006.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Advanced mathematical and scientific education and technology and scientific accomplishments as recognized by "Fellow" designations from IEEE and AIMBE provide a strong scientific background that is beneficial to the Company.
Medical and Scientific Expertise	Scientific accomplishments as recognized by "Fellow" designations from the American College of Cardiology and the Heart Rhythm Society provide invaluable skills and experience to the TASER business.
Risk Oversight & Management	Service on Haemonetics Corporation's board of directors as well as leadership positions at St. Jude Medical, Inc. provides beneficial experience in management and oversight.

Matthew R. McBrady, Ph.D

Director since 2016
Age: 52
Board Committees: Enterprise Risk and Information Security Committee and Merger and Acquisition and Capital Structure Committee (Chair)
Other Public Company Boards: None

From August 1998 through January 2000, Dr. McBrady served as an international economist with President Clinton's Council of Economic Advisers and the U.S. Treasury Department. From 2002 to 2006 Dr. McBrady served as a professor of finance at the Wharton School of Business at the University of Pennsylvania (from September 2002 through May 2003) and at the Darden Graduate School of Business Administration at the University of Virginia (from May 2003 through December 2006). After leaving academia Dr. McBrady joined the North American Private Equity group at Bain Capital, LLC where he worked as an investment professional from January 2007 through January 2009 prior to joining Silver Creek Capital Management, LLC as Managing Director and Head of Investment Strategy and Risk Management. In January 2014, Dr. McBrady joined BlackRock, Inc. where he served as Managing Director and Chief Investment Officer of Multi-Strategy Hedge Funds from January 2014 through September 2016. Dr. McBrady served as the Managing Director of Investments at the Cystic Fibrosis Foundation from September 2017 to January 2019 and a Senior Advisor and co-CIO of Callaway Capital from January 2017 to December 2019. Dr. McBrady returned to the Darden Graduate School of Business Administration as a Professor of Practice in August 2022 where he teaches classes in Corporate Financial Strategy, and Impact and ESG Investing. In addition to his work in the private sector and academia, Dr. McBrady currently serves as an Adviser to a number of Impact Investing funds, and currently serves as the Chairman of the Investment Committee for Global Partnerships, a non-profit Impact Investor that has deployed nearly $500m in concessionary loans to improve the lives of people living at the bottom of the pyramid in Central and South America and Africa. Dr. McBrady holds a B.A. in Economics from Harvard University, a M.Sc. in International Economics from Oxford University (U.K.), and a Ph.D. in Business Economics from Harvard University. Dr. McBrady previously served as a director for the Company from January 2001 through June 2014.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Service as a member of President Clinton's Council of Economic Advisory and teaching positions at the Harvard Business School, the Wharton School of Business and the Darden Graduate School of Business Administration providing Dr. McBrady valuable financial knowledge and context. Service as Chief Investment Officer for BlackRock and investment strategy and management positions for other investment management firms.
Relevant Political Background	Service as a member of President Clinton's Council of Economic Advisors giving him deep insight into government processes.

Graham Smith

Director since 2023
Age: 63
Other Public Company Boards: Splunk Inc and Procore Technologies, Inc.

Mr. Smith has served as Chair of the board of directors of Splunk Inc. since March 2019, and as a member of their board of directors since 2011. He also served as the interim Chief Executive Officer of Splunk Inc. from November 2021 to April 2022. Mr. Smith has also served on the board of Procore Technologies, Inc. a provider of cloud-based construction management software, since 2020. Mr. Smith served in various leadership positions at salesforce.com, inc. ("Salesforce"), a provider of enterprise cloud computing software, from 2007 to 2015, including as Chief Financial Officer and most recently as Executive Vice President. Prior to joining Salesforce, Mr. Smith served as Chief Financial Officer at Advent Software Inc., a portfolio accounting software company, from 2003 to 2007. Mr. Smith previously served on the board of directors of BlackLine, Inc., a provider of cloud-based solutions for finance and accounting from 2015 to 2022; Citrix Systems, Inc., an enterprise software company, from 2015 to 2018; MINDBODY, Inc., a cloud-based wellness services marketplace (acquired by Vista Equity Partners), from 2015 to 2019; Xero Limited, an online accounting software company, from 2015 to 2020; Slack Technologies, Inc., a provider of cloud-based professional collaboration tools, from 2018 to 2021; and Elliott Opportunity II Corp., a special purchase acquisition company, from June to December 2021.

Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a chartered accountant in England and Wales.

Specific Qualifications, Attributes, Skills and Experience:

High Level of Financial Literacy	Service as Chief Financial Officer of multiple publicly traded companies and international chartered accountant.
Risk Oversight & Management	Board Experience for Splunk Inc., Procore Technologies, Inc., BlackLine, Inc., Citrix Systems, Inc., MINDBODY, Inc., Xero Limited, and Slack Technologies, Inc., as well as progressive leadership at Salesforce, gives extensive experience relating to public company corporate governance matters.

Patrick W. Smith, Chief Executive Officer

Director since 1993
Age: 52
Other Public Company Boards: None

Mr. Smith has served as Chief Executive Officer ("CEO") and as a director of the Company since 1993. He is also co-founder of the Company. After graduating from Harvard, cum laude, in just three years (class of 1991), Mr. Smith entered directly into the Master of Business Administration program at the University of Chicago. In two years, he completed both a master's degree in international finance from the University of Leuven in Leuven, Belgium and an M.B.A. with honors at the University of Chicago, graduating in the top 5% of his class. After completing graduate school in the summer of 1993, he co-founded Axon Enterprise, Inc. (F.K.A. TASER International, Inc.) in September 1993 with his brother, Thomas P. Smith.

Among other qualifications, Mr. Smith is the founder and visionary of the Company and brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support as well as technology innovation as he currently holds 45 U.S. patents.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Highly skilled in technology innovation and the holder of 45 U.S. patents.
Risk Oversight & Management	Management and board experience as the founder of the Company and Chief Executive Officer provides extensive expertise for public company matters and executive leadership.

Jeri Williams

Director since 2023
Age: 57
Other Public Company Boards: None

Ms. Williams served as Chief of Police for the Phoenix Police Department from 2016 to 2022, the first female to lead the city's force. During her tenure with the department, she advanced a number of progressive strategies within the department, including key areas such as community engagement and professional standards. Previously, she served nearly six years as Chief of Police in the City of Oxnard, California. Ms. Williams has received extensive accolades for her dedication to law enforcement, including being named one of Arizona's Most Intriguing Women by the Arizona Centennial Legacy Project and recognized as California's Assembly District 44 Woman of the Year for her leadership and outstanding accomplishments. In 2016, President Obama appointed Ms. Williams to a membership position on the Medal of Valor Review Board.

She has also served as the first female President of the Major Cities Chiefs Association. Ms. Williams holds a B.A. in Fine Arts from Arizona State University and a M.A. in Education from Northern Arizona University.

Specific Qualifications, Attributes, Skills and Experience:

Law enforcement experience	Service as Chief of Police for the Phoenix Police Department and City of Oxnard, California gives deep insight into the operational demands of our law enforcement customers.
Relevant Political Background	Service as the President of the Major Cities Chiefs Association provides valuable insight into community engagement and enhance relationships with various governmental agencies and law enforcement leaders.

Incumbent Directors in 2023

Julie A. Cullivan

Director since 2017
Class C
Age: 57
Board Committees: Audit Committee and Enterprise Risk and Information Security Committee (Chair)
Other Public Company Boards: None.

Most recently, Ms. Cullivan was the Chief Technology and People Officer at Forescout Technologies, Inc. ("Forescout"), reporting to the Chief Executive Officer, where she was responsible for leading the company's business model transformation, information technology strategy, security risk and compliance program, customer production operations, and human resources. She joined in July 2017 and helped Forescout scale from a private company with $160 million in revenue, through its successful initial public offering, to a publicly traded company with revenues of $330 million and a $1.5 billion valuation. In addition to focusing on scale, Ms. Cullivan led Forescout's operational transformation from an appliance and license software business to a cloud subscription business. Forescout was acquired by Advent International, a private equity firm, in 2020 and Ms. Cullivan left in January 2021. Prior to Forescout, Ms. Cullivan was an Executive

Vice President of Business Operations and Chief Information Officer at FireEye Inc. and a Senior Vice President at McAfee Corp. Additionally, Ms. Cullivan held executive roles at Autodesk, Inc., EMC Corporation, and Oracle Corporation.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Ms. Cullivan is a recognized leader in the cyber security field and a sought-after speaker on topics including women in security, security as a boardroom imperative, innovation and building high impact teams.
Risk Oversight & Management	Experience as Chief Technology and People Officer, EVP of Business Operations, and Chief Information Officer where Ms. Cullivan led cross functional initiatives and information security strategy in a high-growth environment.

Caitlin Kalinowski

Director since 2019
Class C
Age: 42
Board Committees: Audit Committee, Enterprise Risk and Information Security Committee, Merger and Acquisition and Capital Structure Committee
Other Public Company Boards: None

Caitlin Kalinowski leads the AR Glasses Hardware team for Reality Labs at Meta. Previously, she led VR Hardware, the division responsible for the Meta Quest 2 and Touch controllers, and the Oculus Rift, Go and Rift S. Before working at Meta, Ms. Kalinowski was a technical lead at Apple on the Mac Pro and MacBook Air products and was part of the original unibody MacBook Pro team. Ms. Kalinowski is also on the strategic board of Lesbians Who Tech & Allies, the largest LGBTQ technical organization in the world. Ms. Kalinowski holds a B.S. in Mechanical Engineering from Stanford University.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Ms. Kalinowski has extensive experience in established technology organizations such as Meta and Apple. Ms. Kalinowski led technical teams at Apple and currently heads AR Glasses Hardware at Meta. She has tremendous insight into product design and engineering for technology focused initiatives.

Incoming Directors in 2023

Erika Ayers

Director beginning June 1, 2023
Age: 47
Other Public Companies: None

Ms. Ayers was named Barstool Sports' first Chief Executive Officer in 2016 and, during her tenure, it has experienced tremendous brand and business growth as one of the fastest-growing digital innovation, sports, entertainment and lifestyle media brands on the internet. Prior to joining Barstool Sports, Ms. Ayers held various executive roles at media platforms such as Microsoft Corporation, AOL, Leaf Group (formerly Demand Media, Inc.) and Yahoo! Inc. She has extensive experience in transforming start-up organizations into multi-industry operations. She was also part of two early stage start-ups in the fashion and music industry and sits on the advisory boards of the Premiere Lacrosse League and Food52. Ms. Ayers previously served on the board of directors of World Wrestling Entertainment, Inc. from October 2020 to September 2022. Ms. Ayers holds a B.S. in Sociology and Psychology from Colby College.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Experience as an executive of media platform companies provides Ms. Ayers with invaluable insight into communication expertise, Internet-related business development demands and brand building.
Risk Oversight & Management	Experience as an advisor to multiple companies and as a board member on a public company board gives experience to public company corporate governance matters.

BOARD AND COMMITTEE GOVERNANCE

Role of the Board of Directors

The principal duties of the Board of Directors are to oversee management and evaluate strategy. The fundamental responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interest of the Company and its shareholders. Our governance structure is designed to foster disciplined actions, effective decision-making, and appropriate oversight of both compliance and performance.

Axon's key governance documents, including our Corporate Governance Guidelines, are available at http://investor.axon.com/governance/documents-and-charters.

Board Leadership Structure

The Company's governance documents provide the Board with flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareholders. The current leadership structure is anchored by a non-management director as Chairman of the Board. The Board believes this structure provides a very well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors.

- Chairman of the Board: Michael Garnreiter

- Chief Executive Officer: Patrick W. Smith

The principal role of the Chairman of the Board is to manage and to provide leadership to the Board of Directors of the Company. The Chairman is accountable to the Board and acts as a direct liaison between the Board and the management of the Company, through the CEO. The Chairman acts as the communicator for Board decisions where appropriate. The separation of the role of the Chairman from that of the CEO is based on the Board's view that the Chairman should be free from any interest and any business or other relationship that could interfere with the Chairman's judgment, other than interests resulting from Company shareholdings and remuneration.

The Board conducts an annual evaluation of the performance of the Board and each of its standing committees, including peer assessments of each individual director.

Meetings of the Board of Directors

During the year ended December 31, 2022, the Board held eight meetings. No member of the Board attended fewer than 75% of the aggregate of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served).

Committees of the Board of Directors

The following table summarizes the current membership of our standing non-management Board committees, and identifies the chair of each committee and the number of committee meetings held in fiscal 2022:

	Audit Committee	Compensation Committee	NCG Committee	Merger and Acquisition and Capital Structures Committee	Scientific and Medical Committee	Enterprise Risk and Information Security Committee
# Meetings	5	15	8	5	1	4
Director						
Adriane Brown		X	*	X		
Julie A. Cullivan	X					*
Michael Garnreiter	*	X	X			
Caitlin Kalinowski	X			X		X
Mark W. Kroll			X		*	X
Matthew R. McBrady				*		X
Hadi Partovi		*	X	X		

X = Member
* = Chair

The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), exercises sole authority with respect to the selection of the Company's independent registered public accounting firm and the terms of its engagement; reviews the policies and procedures of the Company and management with respect to maintaining the Company's books and records; reviews and advises the Board with respect to the effectiveness of the Company's system for monitoring compliance with laws and regulations and with the Company's ethics policy; reviews and considers for ratification or approval all related party transactions and/or other transactions implicating a potential conflict of interest between the Company and any of its directors, executive officers or other related parties if such transactions are in excess of $120,000; establishes procedures for the treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and establishes procedures for the confidential submission by the Company's employees of concerns regarding internal accounting controls, questionable accounting or audit matters; discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies; reviews with the independent registered public accounting firm , upon the completion of its audit, the results of the auditing engagement and any other findings or recommendations the independent registered public accounting firm may have with respect to the Company's financial, accounting or auditing systems; and reviews with the independent registered public accounting firm, upon the completion of its quarterly review of the Company's financial statements, the results of the quarterly review and any other recommendations the independent registered public accounting firm may have in connection with such quarterly reviews. The Report of the Audit Committee for the year ended December 31, 2022 is included in this proxy statement.

The Compensation Committee determines salaries, stock and bonus awards and considers employment agreements for appointed officers of the Company; considers and reviews grants of options and other equity awards under the Company's compensations plans and administers such plans; and considers matters of director compensation, benefits and other forms of remuneration. The Compensation Committee Report for the year ended December 31, 2022 is included in this proxy statement. See "Executive Compensation — Compensation Discussion and Analysis" for more information regarding the Compensation Committee.

The NCG Committee is charged with identifying qualified candidates for nomination for election to the Board and nominating such candidates for election; and reviewing and making recommendation to the Board concerning the composition and size of the Board and its committees. The Committee also monitors the process to assess the Board's effectiveness and is primarily responsible for oversight of corporate governance, and developing and updating our

Corporate Governance Guidelines. Recently, the Board of Directors updated Axon's Corporate Governance Guidelines to further strengthen our commitment to providing a director nomination process that is fair and equitable to all nominating stockholders.

The Merger and Acquisition and Capital Structure Committee serves to focus on issues related to any proposed merger, acquisition, or other strategic investment activity or plans identified by the Company's management. It also provides guidance and oversight on the Company's financing decisions.

The Enterprise Risk and Information Security Committee is responsible for the identification, monitoring, and mitigation of operational, strategic, and external environment risks inherent in the business of the Company. The Committee is also responsible for the design, implementation, and management of an effective information security system, including reviewing and overseeing the Company's policies, procedures and plans relating to cybersecurity and data protection risks associated with the Company's products, services, information technology infrastructure and related operations.

The Audit Committee, Compensation Committee and NCG Committee have each adopted charters that govern their respective authority, responsibilities and operation. The charters of these committees are available on our website at https://investor.axon.com/documents-and-charters.

Audit Committee Financial Experts

The Board of Directors determined that Mr. Garnreiter, an independent director of the Company, is an audit committee financial expert within the meaning of that term under applicable rules promulgated by the SEC. Information about the past business and educational experience of Mr. Garnreiter is included in this proxy statement under the heading "Governance--The Board of Directors." The Board has determined that each current member of the Audit Committee is financially literate and that Mr. Garnreiter satisfies the financial sophistication requirements under the current listing standards of NASDAQ.

Director Independence

As of the date of this proxy statement, based upon the information submitted by each of its directors, the Board has made a determination that a majority of our current Board is independent as that term is defined by NASDAQ listing standards and that all of the members of our Board committees also meet any additional specific independence standards applicable to any committee on which such director serves, including the more stringent audit committee and compensation committee independence committee criteria. For 2022, the Company determined that all Board members, other than Patrick W. Smith and Matthew McBrady, were independent under applicable NASDAQ and SEC rules. Each of our directors other than Patrick W. Smith is also a "non-employee director" (within the meaning of Rule 16b-3 under the Exchange Act) and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code and related Treasury Regulations.

Patrick W. Smith and Matthew McBrady are not independent.

In making its independence determinations, the Board considered that Mark W. Kroll, Ph.D., provides consulting services for the Company. The expenses related to these services, excluding travel reimbursements, were approximately $114,000 for the year ended December 31, 2022. At December 31, 2022, the Company had accrued liabilities of $19,000 relating to these services. The Board determined that these consulting services did not impair Dr. Kroll's independence because the amount of the fees are not material to Dr. Kroll or the Company and they represent a significant reduction from his standard fees.

Board of Directors' Role in Risk Oversight

The Company's risk management process is intended to ensure that risks are taken knowingly and purposefully. The Board has allocated and delegated primary responsibilities for risk oversight responsibility to three committees: the Audit Committee, the Enterprise Risk and Information Security Committee, and the Scientific and Medical Committee.

The Audit Committee meets at least once a quarter and is responsible for oversight of the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. The Company maintains an internal audit function that reports directly to the Audit Committee Chair and reports to the Audit Committee quarterly on the status and health of internal controls, as well as any potential related party transactions. The Chief Legal Officer reports to the Audit Committee quarterly on potential ethics complaints as well as the status of the Company's pending litigation. The Audit Committee in turn reports to the full Board on the status of financial risks and internal controls at least once a quarter.

The Enterprise Risk and Information Security Committee meets at least once a quarter and is responsible for oversight of the Company's compliance, information security and enterprise risks excepting the financial risks overseen by the Audit Committee. Specifically, the Enterprise Risk and Information Security Committee provides oversight of the Company's compliance practices (which include but are not limited to import compliance, export compliance, FCPA and anti-bribery and corruption compliance, ATF compliance, workplace safety, data privacy, modern slavery and anti-human trafficking compliance, labor and employment compliance, lobbying compliance, and antitrust compliance). The Enterprise Risk and Information Security Committee also provides oversight of the Company's information security and systems integrity practices and risks. Enterprise Risk and Information Security Committee meetings are informed by management who maintain a risk dashboard to monitor companywide risks and prioritize them based on potential likelihood and potential severity of impact to the Company. Risk mitigation strategies are tracked and reported on by management to the Enterprise Risk and Information Security Committee at least once a quarter. Likewise, the Enterprise Risk and Information Security Committee reports to the full Board on the highest priority risks and mitigation strategies at least once a quarter.

The Scientific and Medical Committee typically meets at least twice a year and provides general oversight of the safety, effectiveness and potential risks around Axon's TASER brand electrical weapons. The Scientific and Medical Committee also provides oversight to Axon's Scientific and Medical Advisory Board (SMAB) which is an independent board comprised of many of the world's leading medical and scientific experts in the areas of electrical engineering, cardiac electrophysiology, emergency medicine and forensic pathology as they relate to TASER electrical weapons. The SMAB generally meets twice a year and provides feedback to the Company and the Scientific and Medical Committee on the design, safety and effectiveness of TASER electrical weapons. The Scientific and Medical Committee in turn report to the Board at least twice a year on the work of the SMAB to help oversee TASER weapon related risks.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics ("Code of Ethics") which is applicable to all employees, directors and consultants of the Company. The Company has also adopted a Code of Ethics for Senior Financial Officers which is applicable to the CEO, Chief Financial Officer, Corporate Controller, Vice President of SEC Reporting and others performing similar functions. A copy of the Company's Code of Ethics and Senior Financial Officer Code of Ethics are published and available on the investors portion of Company's website at https://investor.axon.com/documents-and-charters. The Company intends to disclose any future amendments or waivers to the Code of Ethics on the Company's website within four business days following the date of such amendment or waiver, unless required by NASDAQ rules to disclose such event on Form 8-K.

Director Attendance at Annual Meetings of Shareholders

Directors are encouraged by the Company to attend each annual meeting of shareholders if their schedules permit. All of our directors, excluding the newly appointed directors in 2023, attended the 2022 Annual Meeting of Shareholders.

Shareholder Communications with Directors

Shareholders may communicate with members of the Board by mail addressed to the Chairman, or any other individual member of the Board, to the full Board, or to a particular committee of the Board. In each case, such correspondence should be sent to the Company's headquarters at 17800 North 85th Street, Scottsdale, AZ 85255. In general, any shareholder communication about bona fide issues concerning the Company delivered to the Secretary for forwarding to the Board or specified members will be forwarded in accordance with the shareholder's instructions.

DIRECTOR COMPENSATION

Members of the Board who are employees of the Company are not separately compensated for serving on the Board. Board compensation is reviewed periodically by the Company's Compensation Committee. In March 2022, the Compensation Committee approved updated Board compensation levels. Non-employee directors of the Company are paid $10,000 per quarter and are eligible to receive annual grants of restricted stock units ("RSUs") of the Company's stock with a grant date fair value equal to approximately $200,000 vesting on the one-year anniversary of the grant. New Board members are eligible to receive an initial grant of RSUs with a grant date fair value equal to approximately $200,000 in their first year of service vesting in equal annual installments over three years. The Chairman of the Board receives an additional (i) $5,000 in cash per quarter and (ii) an annual grant of RSUs with a grant date fair value equal to $20,000 vesting over one year. Board members that provide any special Board advisory consultations in their official capacity as a Board member (other than Board and committee meetings) are paid compensation at the rate of $2,500 per day or $1,250 per half day, with no pay for travel days. All directors are reimbursed for reasonable expenses incurred in connection with their attendance at meetings.

In addition, board members serving on committees in either the chair or member capacity receive fees as summarized in the following table:

Committee	Quarterly Chair Fee	Quarterly Member Fee
Audit	$ 6,250	$ 2,500
Compensation	3,750	1,875
NCG	2,500	1,250
Mergers & Acquisitions and Capital Structure	2,500	1,500
Scientific and Medical	6,000	2,500
Enterprise Risk and Information Security	2,500	1,500

The annual RSU awards are typically granted on the date of the Company's annual shareholder's meeting. Directors have the option of deferring all or a portion of their cash compensation into a non-qualified deferred compensation plan.

In 2021, the Compensation Committee retained compensation consulting firm Compensia, which provided research, data analyses, benchmarking and design expertise in adjusting compensation for its directors. Compensia provided director compensation data based on its proprietary database for public technology companies with annual sales between $435 million and $1.7 billion, with market capitalization of $2.4 billion to $37.6 billion. The Committee's compensation philosophy is to generally set director compensation at approximately the 50% benchmark to peers, adjusted every three years. The results were implemented in 2021 and were unchanged in 2022 and 2023.

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1) (3)	All Other Compensation ($) (2)	Total ($)
Adriane Brown	$ 61,000	$ 200,092	$ —	$ 261,092
Julie A. Cullivan [4]	60,000	200,092	—	260,092
Michael Garnreiter	97,500	220,171	—	317,671
Caitlin E. Kalinowski	62,000	200,092	—	262,092
Mark W. Kroll [4]	75,000	200,092	114,000	389,092
Matthew R. McBrady	60,375	200,092	—	260,467
Hadi Partovi	66,000	200,092	—	266,092

[1]   Amounts in this column represent the aggregate grant date fair value of RSUs, computed in accordance with stock-based compensation accounting rules (ASC Topic 718). The fair value of each RSU is the closing price of our common stock on the date of grant. Each non-employee director received an award of 2,013 RSUs on May 20,

2022. The awards vest on the one-year anniversary of the grant on May 20, 2023. Pursuant to SEC regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in the calculations of the grant date fair value for stock awards are included in Note 1 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for fiscal 2022.

The following table shows the aggregate number of RSUs outstanding for each director as of December 31, 2022.

Name	As of December 31, 2022 Aggregate Restricted Stock Units Outstanding
Adriane Brown	3,563
Julie A. Cullivan	3,671
Michael Garnreiter	3,873
Caitlin E. Kalinowski	3,671
Mark W. Kroll	3,671
Matthew R. McBrady	3,671
Hadi Partovi	3,671

[2] Other compensation for Dr. Kroll represents fees for consulting services provided.

[3] Pursuant to his service as Chairman of the Board, on May 20, 2022, Mr. Garnreiter received a grant of 202 shares which vests one year from the grant date.

[4] Non-employee directors have the option of participating in the non-qualified deferred compensation plan through which participants may elect to postpone the receipt and taxation of a portion of their compensation. All gains or losses are allocated fully to plan participants and the Company does not guarantee a rate of return on deferred balances. The Company does not make discretionary payments to the plan. There were no above-market returns for participants in the plan. Dr. Kroll and Ms. Cullivan participate in the Company's deferred compensation plan and elected to defer $75,000 and $60,000, respectively, of earned compensation into the plan during the year ended December 31, 2022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company reviews all relationships and transactions in which the Company and its directors, director nominees, executive officers or their immediate family members are participants, to determine whether such persons have a direct or indirect material interest. Management is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions and for then determining, based on the facts and circumstances, whether the Company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related party are disclosed in our proxy statement.

The Company has a written related party policy which is included within the Audit Committee Charter, wherein the Audit Committee reviews, approves, or ratifies related party transactions in accordance with NASDAQ rules. All proposed transactions in excess of $120,000 between the Company and its directors, officers, five-percent shareholders and their affiliates should be entered into or approved only if such transactions are on terms no less favorable to the Company than it could obtain from unaffiliated parties, are reasonably expected to benefit the Company and are disclosed to the Audit Committee. The Audit Committee is authorized to consult with independent legal counsel at the Company's expense in determining whether to approve any such transaction.

SHARE OWNERSHIP

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

The following table sets forth information, as of March 31, 2023, with respect to beneficial ownership of the Company's common stock by each current director or nominee for director, by each of our named executive officers (as defined by Item 402(a)(3) of Regulation S-K)(the "NEOs"), by all directors and executive officers as a group, and by each person who is known to the Company to be the beneficial owner of more than five percent of the Company's outstanding common stock. The Company believes that, except as otherwise described below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Name of Beneficial Owner [1]	Shares Beneficially Owned	Shares Acquirable Within 60 Days [2]	Total Beneficial Ownership	Percent of Class [3]
Beneficial Owners of More than 5%:				
BlackRock, Inc. [4]	7,468,715	—	7,468,715	10.1 %
The Vanguard Group [5]	6,225,216	—	6,225,216	8.4
Capital International Investors [6]	5,698,621	—	5,698,621	7.7
Directors and Named Executive Officers:				
Patrick W. Smith	2,982,769	5,934	2,988,703	4.0
Hadi Partovi	364,153	3,193	367,346	*
Michael Garnreiter	24,570	3,395	27,965	*
Mark W. Kroll	6,471	3,193	9,664	*
Julie A. Cullivan	4,411	3,193	7,604	*
Caitlin Kalinowski	4,508	3,193	7,701	*
Matthew R. McBrady	1,980	3,193	5,173	*
Adriane Brown	2,167	2,491	4,658	*
Graham Smith	—	—	—	*
Jeri Williams	—	—	—	*
Joshua M. Isner	233,586	—	233,586	*
Brittany Bagley	14,332	—	14,332	*
Jeffrey C. Kunins	200,162	—	200,162	*
Luke S. Larson	276,581	—	276,581	*
Jawad A. Ahsan [7]	321,199	—	321,199	*
James C. Zito	25,957	—	25,957	*
All directors and executive officers as a group (13 persons)	4,462,846	27,785	4,490,631	6.1 %

*   Less than 1%

[1]   Except as noted in Notes 4, 5, 6, and 7 below, the address of each of the persons listed is c/o Axon Enterprise, Inc., 17800 North 85th Street, Scottsdale, AZ 85255.

[2]   Reflects the number of shares that could be purchased by exercise of options exercisable at March 31, 2023, or options or restricted stock units vesting within 60 days thereafter under the Company's stock incentive plans.

[3]   Based on 73,874,062 shares outstanding as of March 31, 2023. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group has the right to acquire within 60 days of March 31, 2023, is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(4) Represents shares of the Company's common stock beneficially owned as of December 31, 2022, based on the Schedule 13G/A filed on January 26, 2023 by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, New York 10055, and indicates it has sole voting power with respect to 7,279,237 shares of the Company's common stock, shared voting power with respect to no shares of the Company's common stock, sole dispositive power with respect to 7,468,715 shares of the Company's common stock, and shared dispositive power with respect to no shares of the Company's common stock.

(5) Represents shares of the Company's common stock beneficially owned as of December 31, 2022, based on the Schedule 13G/A filed on February 9, 2023 by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates it has sole voting power with respect to no shares of the Company's common stock, shared voting power with respect to 29,121 shares of the Company's common stock, sole dispositive power with respect to 6,225,216 shares of the Company's common stock, and shared dispositive power with respect to 96,146 shares of the Company's common stock.

(6) Represents shares of the Company's common stock beneficially owned as of December 31, 2022, based on the Schedule 13G/A filed on February 13, 2023 by Capital International Investors. In such filing, Capital International Investors lists its address as 333 South Hope Street, 55th Fl, Los Angeles, CA 90071, and indicates it has sole voting power with respect to 5,532,509 shares of the Company's common stock, shared voting power with respect to no shares of the Company's common stock, sole dispositive power with respect to 5,698,621 shares of the Company's common stock, and shared dispositive power with respect to no shares of the Company's common stock.

(7) Represents shares held by Mr. Ahsan as of May 2, 2022.

EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

See "Governance--The Board of Directors" for biographical information for Patrick W. Smith, who is also our CEO.

Brittany Bagley

Title: Chief Financial Officer and Chief Business Officer
Joined Axon in 2022
Age: 39

Ms. Bagley, 39, joined the Company's management team in September 2022 after serving as Chief Financial Officer of Sonos, Inc. since April 2019. Ms. Bagley also served on the Board of Directors of Sonos, Inc. from September 2017 to April 2019. From December 2017 to April 2019, Ms. Bagley served as a Managing Director of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR"), a global investment firm, and previously served in other roles at KKR from July 2007 to December 2017. Prior to joining KKR, Ms. Bagley was an analyst at The Goldman Sachs Group, Inc., an investment banking firm. Ms. Bagley has served on the board of directors of Aurora Innovation, Inc., a self-driving technology company, since July 2021. Ms. Bagley holds a B.A. in Economics, magna cum laude, from Brown University.

Joshua M. Isner

Title: Chief Operating Officer
Joined Axon in 2009
Age: 37

Mr. Isner came to Axon in 2009 as a member of our Leadership Development Program. After rotating through several departments in the Company, he eventually helmed our domestic video and cloud sales team, which he led to a record year in 2014. Mr. Isner now oversees our operational functions including business operation and execution. Mr. Isner was previously the Chief Revenue Officer, Director of Leadership Development, Northeast Regional Sales Executive, VP of Video and Cloud Sales, and EVP of Global Sales at Axon. Mr. Isner has a B.S. in Government & Political Science from Harvard University.

Jeffrey C. Kunins

Title: Chief Product Officer and Chief Technology Officer
Joined Axon in 2019
Age: 48

Mr. Kunins joined the Company in September 2019. Most recently, he served as Vice President of Alexa Entertainment at Amazon from February 2018 until joining Axon. Mr. Kunins served as the Vice President of Kindle at Amazon from March 2014 to February 2018. Prior to Amazon, Mr. Kunins served as General Manager (GM) of Product and Design at Skype, GM of Windows Live Messenger at Microsoft, and VP of Product at TELLME Networks, Inc. Mr. Kunins has a B.S. in Information & Decision Systems from Carnegie Mellon University.

Each executive officer serves at the discretion of our Board of Directors and no officer is subject to an agreement that requires the officer to serve the Company for a specified number of years. We have entered into employment-related agreements with each of the executive officers listed above. These agreements require notice of termination by the Company in certain situations that are described in further detail in this proxy statement under the heading "Compensation Discussion and Analysis--Employment Agreements and Other Arrangements."

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis is to provide material information about our compensation objectives and policies and to explain and provide context for the material elements of the disclosure which follows in this proxy statement with respect to the compensation of our named executive officers ("NEOs").

Fiscal 2022 Company Highlights and Compensation Overview

Our financial and business highlights for fiscal 2022 include the following:

- Full year revenue increased by 38% to $1.2 billion compared to fiscal year 2021.
- Annual net income of $147 million supported Adjusted EBITDA of $232 million[1].
- Operating cash flow increased by 89% to $235 million compared to fiscal year 2021.
- We successfully completed our first-ever convertible debt issuance, with total net proceeds of approximately $603 million.
- Our management bench was deepened by promoting Joshua Isner to Chief Operating Officer and Jeffrey Kunins to Chief Product Officer & Chief Technology Officer, and by the addition of Brittany Bagley as our new Chief Financial Officer & Chief Business Officer.
- We began 2023 by unveiling a major technology advancement with the launch of TASER 10.
- We attained the eleventh operational goals under our CEO Performance Award and eXponential Stock Performance Plan, which are described below.

[1] We define Adjusted EBITDA (most comparable GAAP measure: Net income) as - Earnings before interest expense, investment interest income, taxes, depreciation, amortization and non-cash stock-based compensation expense, realized and unrealized gains and losses on strategic investments and marketable securities, and certain other pre-tax items. Adjusted EBITDA margin (most comparable GAAP measure: Net income margin)- Adjusted EBITDA as a percentage of Net sales. Adjusted EBITDA and Adjusted EBITDA margin reconcile to Net income and Net income margin, respectively, as follows (dollars in thousands):

	Year Ended December 31, 2022
Net income	$ 147,139
Depreciation and amortization	24,381
Interest expense	488
Investment interest income	(4,782)
Provision for income taxes	49,379
EBITDA	$ 216,605
Non-GAAP adjustments:	
Stock-based compensation expense	106,176
Realized and unrealized gains on strategic investments and marketable securities, net	(98,943)
Transaction costs related to strategic investments and acquisitions	2,368
Loss on disposal and abandonment of intangible assets	110
Loss on disposal and impairment of property, equipment and other assets, net	5,452
Costs related to FTC litigation	545
Payroll taxes related to XSPP vesting and CEO Award option exercises	—
Adjusted EBITDA	$ 232,313
Net Sales	$ 1,189,935
Net income margin (Net income as a percentage of Net sales)	12.4%
Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Net sales)	19.5%

The Company's management uses Adjusted EBITDA and Adjusted EBITDA margin in evaluating the Company's performance in comparison to prior periods. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance, and when planning and forecasting our future periods.

As described in more detail below and in the compensation tables that follow this Compensation Discussion and Analysis, our compensation structure applicable to our named executive officers did not change significantly during 2022.

Our Compensation Philosophy

The Compensation Committee (in this section, the "Committee") is in place to address matters relating to the fair and competitive compensation of our NEOs and non-employee directors, together with matters relating to our other benefit plans. The Committee believes that executive compensation should be aligned with the values, objectives and financial performance of the Company.

The objectives of our NEO compensation programs include:

- Attracting and retaining highly qualified individuals who are capable of making significant contributions critical to our long-term success;
- Promoting a performance-oriented environment that encourages Company and individual achievement;
- Rewarding NEOs for long-term strategic management and the enhancement of shareholder value;
- Strengthening the relationship between pay and performance by emphasizing variable, at-risk compensation that is dependent upon the achievement of specified corporate and personal performance goals; and
- Aligning long-term management interests with those of shareholders, including long-term at-risk pay.

Our Compensation Programs

CEO Performance Award

On May 24, 2018, our stockholders approved the Board of Directors' grant of 6,365,856 performance-vesting stock option awards to Patrick W. Smith, our CEO (the "CEO Performance Award"). The CEO Performance Award consists of 12 vesting tranches with a vesting schedule based entirely on the attainment of both operational goals (performance conditions) and market capitalization goals (market conditions), assuming continued employment either as the CEO or as both Executive Chairman and Chief Product Officer and service through each attainment date. Each of the 12 vesting tranches of the CEO Performance Award have a 10-year contractual term and will vest upon certification by the Compensation Committee of the Board of Directors that both (i) the market capitalization goal for such tranche, which begins at $2.5 billion for the first tranche and increases by increments of $1.0 billion thereafter, and (ii) any one of the following eight operational goals focused on revenue or eight operational goals focused on Adjusted EBITDA have been met for the previous four consecutive fiscal quarters. Adjusted EBITDA for purposes of the CEO Performance Award ("Adjusted EBITDA (CEO Performance Award)") is defined as net income (loss) attributable to common stockholders before interest expense, interest and other income (such as dividends) earned on investments in marketable securities, provision (benefit) for income taxes, depreciation and amortization, and stock-based compensation expense.

Revenue Goal [1] (in thousands)	Achievement Status	Adjusted EBITDA (in thousands)	Achievement Status
Goal #1, $710,058	Achieved	Goal #1 $125,000	Achieved
Goal #2, $860,058	Achieved	Goal #2, $155,000	Achieved
Goal #3, $1,010,058	Achieved	Goal #3 $175,000	Achieved
Goal #4, $1,210,058	Probable	Goal #4, $190,000	Achieved
Goal #5, $1,410,058	Not Applicable	Goal #5 $200,000	Achieved
Goal #6, $1,610,058	Not Applicable	Goal #6, $210,000	Achieved
Goal #7, $1,810,058	Not Applicable	Goal #7, $220,000	Achieved
Goal #8, $2,010,058	Not Applicable	Goal #8 $230,000	Achieved

(1) In connection with a business acquisition that was completed during 2018, the revenue goals were adjusted for the acquiree's Target Revenue, as defined in the CEO Performance Award agreement.

The first ten market capitalization goals have been achieved as of December 31, 2022. The eleventh market capitalization goal was attained on March 23, 2023, while the related operational goal was achieved as of December 31, 2022. As of December 31, 2022, 5.3 million stock options have been certified by the Compensation Committee and vested. As twelve operational goals have been achieved or are considered probable of achievement, we recorded stock-based compensation expense of $243.9 million related to the CEO Performance Award from the grant date through December 31, 2022. The number of stock options that would vest related to the remaining unvested tranches is approximately 1.1 million shares. As of December 31, 2022, we had $2.1 million of total unrecognized stock-based compensation expense for the performance goals that were considered probable of achievement, which will be recognized over a weighted-average period of 0.2 years.

The fair value of the options when the CEO Performance Award was approved by our Board and accepted by Mr. Smith in February 2018 was approximately $72.4 million. Due to a significant increase in the price of Axon's common stock between February 2018 and May 2018, when our shareholders approved the CEO Performance Award, the grant date fair value for accounting purposes increased to $246.0 million.

Mr. Smith's compensation for 2022, 2021, and 2020 consists of an annual base salary consistent with minimum wage requirements and the CEO Performance Award.

eXponential Stock Performance Plan

On February 12, 2019, our shareholders approved the 2019 Stock Incentive Plan (the "2019 Plan"), which was adopted by the Board of Directors to reserve a sufficient number of shares to facilitate our eXponential Stock Performance Plan ("XSPP") and grants of eXponential Stock Units ("XSUs") under the plan. There were five main reasons why the Board recommended that shareholders approve the 2019 Plan. The XSPP and equity incentive awards under the 2019 Plan:

1. Substitute short-term guaranteed share-based compensation and cash compensation for long-term, performance-vesting share-based compensation to deliver market competitive total pay,

2. Align the entire Company around clearly defined market capitalization, revenue and Adjusted EBITDA performance goals through a broad-based plan that is offered to every employee,

3. Strengthen Axon's ability to retain and recruit top technical talent,

4. Further align the interests of employees with those of the Company's other shareholders, and

5. Incorporate shareholder feedback and input on plan design.

Pursuant to the XSPP, all eligible full-time U.S. employees were granted an award of 60 XSUs in January 2019, and certain employees had the opportunity to elect to receive a percentage of the value of their target compensation over a nine year period from 2019 to 2027 in the form of additional XSUs. For employees who elected to receive XSUs, the XSU grants were made as an up front, lump sum grant in January 2019, and are intended to replace that portion of the target compensation they elected to receive in the form of XSUs for the next nine years. Accordingly, their annual go forward target compensation has been reduced until 2027 by the amount of such compensation that the employees elected to receive in the form of the January 2019 XSU grants.

Messrs. Ahsan, Isner, Larson and Kunins received an XSU grant with a target value of $1,000,000 prior to a 3x risk multiplier and a 9x time multiplier. The number of shares granted was based on the closing stock price on the respective grant dates. Messrs. Ahsan, Isner, and Larson each received an XSU grant of 598,537 shares on January 2, 2019 while Mr. Kunins received an XSU grant of 432,000 shares on September 23, 2019. Ms. Bagley received an XSU grant of 42,996 shares with a target value of $1,000,000 prior to a 2x risk multiplier and 2.5x time multiplier on September 26, 2022. Mr.

Zito also received an XSU grant of 4,757 shares with a target value of $100,000 prior to a 2x risk multiplier and 2.5x time multiplier on June 2, 2022 during his service as Interim Chief Financial Officer.

The XSUs are grants of Restricted Stock Units ("RSUs"), each with a term of approximately nine years, that vest in 12 equal tranches. Each of the 12 tranches will vest upon certification by the Compensation Committee of the Board of Directors that both (i) the market capitalization goal for such tranche, which begins at $2.5 billion for the first tranche and increases by increments of $1.0 billion thereafter, and (ii) any one of eight operational goals focused on revenue or eight operational goals focused on Adjusted EBITDA (CEO Performance Award) have been met for the previous four consecutive fiscal quarters. The operational revenue and Adjusted EBITDA goals are the same targets as defined for the CEO Performance Award as set forth in the table above under "—CEO Performance Award. Beginning with the quarter ended June 30, 2021, new XSU grants are divided into a reduced number of tranches depending on employee eligibility and current market capitalization attainment. Ms. Bagley and Mr. Zito's 2022 XSU grants were divided into the remaining three tranches.

The XSPP contains an anti-dilution provision incorporated into the plan based on shareholder feedback, which affects the calculation of the market capitalization goals in the plan. The plan defines a maximum number of shares outstanding that may be used in the calculation of the market capitalization goals (the "XSU Maximum"). If the actual number of shares outstanding exceeds the XSU Maximum guardrail, then the lower pre-defined number of shares in the XSU Maximum, rather than the higher actual number of shares outstanding, is used to calculate market capitalization for the determination of the market capitalization goals in the XSPP, which, together with the operational goals, determines whether XSUs vest for participating employees.

The XSU Maximum is defined as the actual number of shares outstanding on the original XSU grant date of January 2, 2019, increased by a 3% annual rate over the term of the XSPP and by shares issued upon the exercise of CEO Performance Award options. The XSU Maximum is also adjusted for acquisitions, spin-offs or other changes in the number of outstanding shares of common stock, if such changes have a corresponding adjustment on the market capitalization goals.

New shares issued for any other reasons, including shares issued upon vesting of XSUs, RSUs, and Performance Stock Units ("PSUs") as well as shares issued to raise capital through equity issuances or in other transactions, do not increase the XSU Maximum.

The market capitalization and operational goals are identical to the CEO Performance Award, but a different number of shares is used to calculate the market capitalization goals if shares outstanding exceed the XSU Maximum. Additionally, because the grant date is different than that of the CEO Performance Award, the measurement period for market capitalization is not identical. As of December 31, 2022, actual shares outstanding exceeded the XSU Maximum. Accordingly, market capitalization as calculated for the purposes of achieving additional XSPP market capitalization goals uses the lower XSU Maximum share amount rather than actual shares outstanding

The first nine market capitalization goals have been achieved as of December 31, 2022. The first XSU tranche vested in March 2021, the second and third tranches vested in May 2021, five tranches vested in September 2021, and one tranche vested in December 2021. As all twelve operational goals have been achieved or are considered probable of achievement, we recorded stock-based compensation expense of $186.2 million related to the XSU awards from their respective grant dates through December 31, 2022. The number of XSU awards that would vest related to the remaining three tranches is approximately 1.2 million shares. As of December 31, 2022, we had $14.7 million of total unrecognized stock-based compensation expense, which will be recognized over a weighted-average period of 1.2 years.

Subsequent to December 31, 2022, the tenth market capitalization goal was achieved and vested in March 2023 while the eleventh market capitalization goal was achieved in April 2023, pending certification of the Compensation Committee.

Axon's shareholder outreach prior to introducing the XSPP included speaking with portfolio managers, analysts and corporate governance representatives at institutions that were among the highest percentage holders of Axon common stock for the purpose of gathering input and understanding best practices and shareholder preferences regarding share-based compensation plans. Shareholders tended to favor broad-based employee-wide plans over highly concentrated plans among senior management, and favor using performance-based share-based compensation, rather than cash, in delivering market-competitive total pay. Axon addressed shareholders' dilution concerns by adopting into the XSPP the XSU Maximum described above, which removes any management incentive to dilute the value by increasing the share count to achieve the market capitalization goals. We credit our shareholder outreach efforts in helping us to design an employee-wide share-based compensation plan that drives alignment among shareholders, senior management and every employee.

Other Executive Compensation

We utilize various non-cash compensation programs, in addition to traditional cash-based compensation methods. Specifically, we have utilized stock-based awards.

The principal components of compensation in 2022 and 2023 for our NEOs (other than the CEO) consist of the following:

- Annual salary;

- Annual performance-based cash incentive plans, comprised of:

  - Commissions on a combination of revenue growth and new product and new market bookings growth for 2022 for our Chief Operating Officer; and

  - Payouts under the 2022 and 2023 annual cash incentive plans based on the achievement of annual operational and financial goals;

- Long-term equity compensation in the form of service-based RSUs awarded pursuant to the 2022 Stock Incentive Plan and the 2022 Stock Inducement Plan; and

- Long-term equity compensation in the form of XSUs subject to certain milestone vesting periods.

Any decision to materially increase compensation is based upon the objectives listed above, taking into account all forms of compensation, as well as based upon individual achievement of performance goals. These goals include revenue and earnings targets as well as specific operational goals. Decisions regarding the CEO's compensation are made by the Committee and reflect the same considerations used for the other NEOs.

Stock Ownership Guidelines

The Board adopted stock ownership guidelines in December 2018. The stock ownership guidelines require that non-employee directors hold Company stock equivalent to five times the dollar value of their base cash compensation; for 2022, this equates to $200,000. New non-employee directors have up to three years to meet this requirement. If a director falls below this requirement, he or she is not allowed to sell shares until the requirement is met. Named executive officers are required to own at least 50,000 shares of the Company's stock. For purposes of these guidelines, stock ownership includes shares for which the executive or director has direct or indirect ownership or control, including Axon common stock plus vested and unvested Axon stock options and RSUs, including unvested performance-based RSUs and XSUs. Executives are expected to meet their ownership guidelines once they have received enough grants to add up to the required minimum.

Policy Regarding Hedging Transactions

The Company's Insider Trading Policy, which applies to all employees and directors, prohibits hedging and similar transactions designed to decrease the risks associated with holding Company securities.

Clawback Policy

In November 2022, the SEC issued final rulemaking that directed the listing exchanges, including NASDAQ, to adopt rules requiring listed companies to implement a clawback policy that requires recovery of incentive compensation erroneously paid during the three completed fiscal years immediately preceding the date on which a listed company is required to prepare an accounting restatement to correct an error that is material to the listed company's previously issued financial statements. The Company intends to adopt a clawback policy that conforms to the NASDAQ's rules when such NASDAQ rulemaking regarding recoupment policies becomes effective.

Processes and Procedures for Considering and Determining Executive Compensation

The Committee assists the Board of Directors in addressing matters relating to the fair and competitive compensation of our NEOs and non-employee directors, together with matters relating to our other benefit plans. The Committee is currently composed of three independent directors: Hadi Partovi (Chair), Adriane Brown, and Michael Garnreiter. The Committee makes the sole decision regarding compensation for the Chief Executive Officer and each NEO.

The Committee met 15 times in 2022.

Members of management also attended the meetings. The CEO and NEOs were not present during voting or deliberations on his or her compensation. The agenda for this meeting was determined by the Committee members prior to the meeting. The Committee generally receives and reviews materials in advance of each meeting. Depending on the agenda for the particular meeting, materials may include:

- Financial reports;
- Reports on levels of achievement of corporate performance objectives;
- Schedules setting forth the total compensation of the NEOs, including base salary, cash incentives, equity awards, perquisites and other compensation and any potential amounts payable to the NEOs pursuant to employment, severance and change of control agreements;
- Summaries which show the NEOs' total accumulated stock awards and stock option holdings;
- Information regarding compensation paid by comparable companies identified in executive compensation surveys; and
- Reports from consultants to the Committee.

The Committee's primarily responsibilities are to:

- Review and approve corporate goals and objectives relevant to the compensation of NEOs, evaluate the performance of the NEOs in light of these goals and objectives and determine and approve the compensation level of NEOs based on that evaluation;
- Evaluate and establish the incentive components of the CEO's compensation and related bonus awards, taking into account the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, the services rendered by the CEO and the awards given to the CEO in past years;
- Review and approve the design of the compensation and benefit plans that pertain to the CEO and other NEOs who report directly to the CEO;
- Administer equity-based plans, including stock incentive plans;
- Approve the material terms of all employment, severance and change of control agreements for NEOs;
- Retain compensation consultants and advisors as necessary, or appropriate, on an advisory basis to establish comparator groups, benchmarking and targets for compensation related matters;
- Recommend to the Board the compensation for Board members, such as retainers, committee fees, chair fees, stock awards and other similar items;
- Provide oversight regarding the Company's benefit and other welfare plans, policies and arrangements;
- Form and delegate authority to subcommittees when appropriate; and
- Prepare the Compensation Committee report to be included in the Company's annual proxy statement and Annual Report on Form 10-K filed with the SEC.

The Committee's charter reflects these responsibilities, and the Committee and the Board periodically review and revise the charter. The full text of the Committee charter is available on our website at http://investor.axon.com/governance/documents-and-charters.

Role of Management and Consultants in Determining Executive Compensation; Independent Compensation Consultant

Our executive management supports the Committee in carrying out its responsibilities by preliminarily outlining compensation levels for NEOs, administering our benefit and other welfare plans and providing data to the Committee for analysis. Annually, compensation is initially proposed by the CEO for each executive (excluding the CEO), consisting of base salary, annual and long-term performance-based compensation and long-term equity compensation, which is then provided to the Committee for review and approval.

Our Committee has sole authority to engage the services of outside consultants and advisors, as it deems necessary or appropriate in the discharge of its duties and responsibilities. The Committee has budgetary authority to authorize and pay for the services of outside consultants and advisors, and such consultants and advisors report directly to the Committee.

The Committee's compensation philosophy is to generally set executive and director compensation at approximately the 50% benchmark to peers, and engage a compensation consulting firm to provide research, data analyses, benchmarking and design expertise in reviewing and structuring compensation programs for its executives every three years, which began in 2018. Compensation generally stays flat in the interim years between compensation studies although adjustments may be made if appropriate based on individual performance, company performance, relative shareholder returns and other relevant considerations.

Pursuant to the Committee's aim to engage a compensation consulting firm every three years beginning in 2018, the Committee retained compensation consulting firm Compensia Inc. ("Compensia"), in 2021. Compensia which provided research, data analyses, benchmarking and design expertise in adjusting compensation for our NEOs and directors in 2021, and this comparator group was also used in 2022 and is expected to remain the same for 2023. Compensia provided executive compensation data for each NEO role based on its proprietary database for public technology companies with annual sales between $435 million and $1.7 billion, with market capitalization of $2.4 billion to $37.6 billion.

Peer Comparator Group

The scope of Compensia's review in 2021 included determining an appropriate comparator group to compare the Company's executive compensation to, based primarily on the following criteria: technology industry sector, revenue, and market capitalization. Compensia selected public technology companies with annual sales between $435 million and $1.7 billion, with market capitalization of $2.4 billion to $37.6 billion.

Based on Compensia's analysis, the Committee selected the following comparator group when reviewing executive compensation for 2022:

Alarm.com Holdings, Inc.	Fair Isaac Corporation	Pegasystems Inc.
Alteryx, Inc.	Guidewire Software, Inc.	PTC Inc.
Aspen Technology, Inc.	HEICO Corporation	Tyler Technologies Inc.
Avalara, Inc.	MongoDB, Inc.	Zendesk, Inc. (fka "J2 Global, Inc.")
Coupa Software Incorporates	Nutanix, Inc.	
Dynatrace, Inc.	Paycom Software, Inc.	
Elastic N.V.	Paylocity Holding Corporation	

In addition to the comparator group, to supplement the executive compensation information where publicly disclosed information was limited, Compensia provided executive compensation information for the NEOs based on its proprietary database for technology companies, primarily internet and software as a service companies, with revenues between $435 million and $1.7 billion, and with market capitalization of $2.4 billion to $37.6 billion.

The following tables show the composition of each NEO's total target direct compensation for 2022:

2022 Name	Annual Salary (1)		Annual Target Incentive Compensation (2)		Long-term Target Incentive Compensation-- XSUs (3)		Long-term Equity Compensation--RSUs (4)		Target Total Direct Compensation
	$	% Total	$	% Total	$	% Total	$	% Total	$
Patrick W. Smith	$ 31,201	100.0 %	$ —	— %	$ —	— %	$ —	— %	$ 31,201
Joshua M. Isner (5)	350,000	9.0	800,000	20.8	1,000,000	26.0	1,700,000	44.2	3,850,000
Brittany Bagley	450,000	10.5	450,000	10.5	1,000,000	23.2	2,400,000	55.8	4,300,000
Jeffrey C. Kunins	300,000	9.2	300,000	9.2	1,000,000	30.8	1,650,000	50.8	3,250,000
Luke S. Larson	350,000	9.1	500,000	13.0	1,000,000	26.0	2,000,000	51.9	3,850,000
Jawad A. Ahsan	350,000	8.0	500,000	11.5	1,000,000	23.0	2,500,000	57.5	4,350,000
James C. Zito	250,000	20.8	100,000	8.3	200,000	16.7	650,000	54.2	1,200,000

(1)   Annual salary effective January 1, 2022.

(2)   Presented at target levels. Actual results for 2022 were above targets, resulting in a payout under the annual cash incentive plan for Mr. Kunins in the amount of approximately $451,000, Mr. Larson in the amount of approximately $752,200, and Mr. Zito in the amount of approximately $150,440. Ms. Bagley began her employment in September 2022, resulting in a bonus payout of $179,910. Mr. Isner earned commissions in 2022 of approximately $1,013,583 and additional non-variable cash compensation of $300,000. See further discussion following under "Executive Compensation — Compensation Discussion and Analysis — Annual Performance-Based Incentive Plans."

(3)   Represents XSUs granted to Mr. Isner on January 2, 2019, Mr. Kunins on September 23, 2019 and Ms. Bagley on September 26, 2022 which are discussed in more detail under "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — eXponential Stock Performance Plan". The grants had an annual target value of $1,000,000 prior to risk and time multipliers and were granted in lieu of traditional performance-based RSUs. This amount is reflected above to represent the amount of 2022 target compensation that the executives elected to receive over nine years (2019 to 2027) in the form of XSUs.

(4)   Except for Ms. Bagley, reflects the grant date value of RSUs vesting in 2022, which were granted in December 2021 for Messrs. Isner and Kunins. For Ms. Bagley, reflects the annual value of the portion of her September 2022 grant received in 2022. In addition, Ms. Bagley received a grant of $3,300,000 as part of her employment agreement, which is not reflected here.

(5)   The annual target incentive compensation for Mr. Isner reflects target commission of $500,000 based on a combination of revenue growth and new product, new market, and international bookings growth for 2022 and $300,000 for other non-variable cash compensation. The annual long-term equity compensation for RSUs was increased by $500,000 for Mr. Isner starting in June 2022, concurrent with his appointment to COO.

The following table shows the composition of each NEO's total target direct compensation for 2023:

2023 Name	Annual Salary		Annual Target Incentive Compensation		Long-term Target Incentive Compensation--XSUs (1)		Long-term Equity Compensation--RSUs (2)		Target Total Direct Compensation
	$	% Total	$	% Total	$	% Total	$	% Total	$
Patrick W. Smith	$ 31,201	100.0 %	$ —	— %	$ —	— %	$ —	— %	$ 31,201
Joshua M. Isner [3]	350,000	8.0	800,000	18.4	1,000,000	23.0	2,200,000	50.6	4,350,000
Brittany Bagley	450,000	10.5	450,000	10.5	1,000,000	23.2	2,400,000	55.8	4,300,000
Jeffrey C. Kunins	300,000	9.2	300,000	9.2	1,000,000	30.8	1,650,000	50.8	3,250,000

[1] Represents XSUs granted to Mr. Isner on January 2, 2019, Mr. Kunins on September 23, 2019, and Ms. Bagley on September 26, 2022, which are discussed in more detail under "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — eXponential Stock Performance Plan". The grants had a target value of $1,000,000 prior to risk and time multipliers and were granted in 2019 and 2022 in lieu of traditional performance-based RSUs. This amount is reflected above to represent the amount of 2023 target compensation that the executives elected to receive over nine years (2019 to 2027) in the form of XSUs.

[2] Except for Ms. Bagley, reflects the grant date value of RSUs vesting in 2023, which were granted in December 2022, which are intended as 2023 compensation awards. For Ms. Bagley, reflects the portion of her September 2022 grant intended as 2023 compensation. In addition, Ms. Bagley received a sign-on grant of $3,300,000, which is not reflected here.

[3] The annual target incentive compensation for Mr. Isner reflects target annual cash incentive bonus of $500,000 and $300,000 for other non-variable cash compensation.

Annual Salary

Salaries for NEOs are reviewed annually, as well as at the time of a promotion or other changes in responsibilities. Consistent with our goal for overall compensation, we set salaries at a competitive level to ensure we can attract and retain our executives. There is no set percentile of market that we use and executive salaries vary in their positioning to market depending on facts which may include tenure with the Company, results of personal, department and corporate performance, complexity and scope of the executive's responsibilities, and the perceived detrimental effects to the Company that may result from such executive's departure. The base salaries of our NEOs, other than the CEO, were proposed by the CEO, established by the Committee and approved by the independent directors after considering compensation salary trends, overall level of responsibilities, total performance and compensation levels for comparable positions in the market for executive talent based on salary surveys and compensation data from comparator group companies.

Annual Performance-Based Incentive Plans

The objective of the annual cash incentive plan has been to provide executives with a competitive total compensation opportunity, as well as to align executive rewards with company performance.

2022 Structure

The 2022 executive compensation structure included: payments under the annual cash incentive plan, and for Mr. Isner, revenue and bookings-based commissions, paid quarterly. Each component was designed to incentivize specific Company business goals.

Payouts under the 2022 annual cash incentive plan were based on the achievement of the following annual financial goals and operational metrics: revenue, adjusted EBITDA, new product and market bookings, international bookings, new product adoption, net revenue retention, return rate reduction, and net promoter score.

The Committee believed the criteria for the annual cash incentive plan were challenging, but achievable.

Sales commissions were earned based upon specific sales targets for Mr. Isner.

2022 Performance - Annual Cash Incentive Plans Metrics

Metric	Threshold	Target	Maximum	Actual	Weight	Weighted Payout
	($ in millions)					
Revenue	$ 977.0	$ 1,070.0	$ N/A	$ 1,189.9	20.0 %	45.0 %
Adjusted EBITDA	$ 190.0	$ 203.0	$ N/A	$ 232.3	20.0	37.3
New Product/Market Bookings	$ 475.0	$ 522.0	$ 649.0	$ 649.0	20.0	30.0
International Bookings	$ 350.0	$ 400.0	$ 440.0	$ 373.1	20.0	17.3
New Product Adoption	445,000	518,000	600,000	766,139	5.0	7.5
Net Revenue Retention	110.0 %	119.0 %	122.0 %	121.0 %	5.0	6.6
Return Rate Reduction	1.00 %	0.76 %	0.67 %	0.70 %	5.0	6.7
Net promoter score	66.0	68.0	70.0	62.0	5.0	—
Actual attainment/plan payout					100 %	150.4 %

The 2022 performance-based cash incentive plan metrics were measured and paid after the Company determined its annual earnings for 2022. The revenue and adjusted EBITDA metrics each have a threshold and target goal with corresponding base payouts of 50% and 100% of target, respectively, with no specified maximum. The new product and market bookings international bookings, and new product adoption metrics each have a threshold, target and maximum goal with corresponding base payouts of 75%, 100% and 150% of target, respectively. The net revenue retention, return rate reduction, and net promoter score metrics each have a threshold, target and maximum goal with corresponding base payouts of 50%, 100% and 150% of target, respectively. The weighted average payout achieved under the 2022 performance-based cash incentive plan was 150.4%.

Payouts under the 2022 annual cash incentive plan for Mr. Isner were based on growth of total revenue and new product, new market, federal and international bookings for 2022 as compared to 2021, and totaled a net commission payout of $1,013,583.

2022 Commission Plan

Metric	Goals			Payout Rate			Payout [1]		
	Target	Stretch	Actual	Target	Stretch	Actual	Target	Stretch	Actual
	($ in thousands)						($ in thousands)		
Revenue Growth	$ 207,000	$ 237,000	$ 326,553	0.12 %	0.14 %	0.17 %	$ 250	$ 325	$ 549
New Product Bookings	232,000	320,000	488,081	0.03	0.04	0.04	67	112	198
New Market Bookings	140,000	159,000	155,438	0.04	0.06	0.05	50	88	81
Federal Bookings	150,000	170,000	181,416	0.04	0.05	0.06	53	93	116
International Bookings	400,000	440,000	373,107	0.02	0.03	0.02	80	132	74
Gross Commission payout									$ 1,018

[1] Sales representatives may elect to withhold 2% of their third quarter earnings to distribute to operational support employees. Mr. Isner contributed $4,582 for the year ended December 31, 2022, resulting in a net commission payout of $1,013,583.

Other Long-Term Performance-Based Equity Compensation

Beginning in 2018, the Company discontinued its long-term performance-based RSU grants to NEOs. Instead, NEOs now participate in the CEO Performance Award (for Mr. Smith) or the XSPP. The CEO Performance Award and XSPP are each an incentive for future performance in the form of a high-risk, high-reward compensation plan, and the value is realizable only if and when each set of market capitalization and operational goals are achieved and the options or shares vest associated with each tranche. The grant was intended to compensate the NEOs over an extended term and will become vested as to all options or shares subject to each grant only if our market capitalization increases to $13.5 billion and twelve operational goals are achieved during the ten year term of the award. If any portion of the awards have not vested by the end of the term of the award, they will be forfeited and the NEO will not realize the related value. As of December 31, 2022, nine milestones were achieved and certified by the Compensation Committee for the XSPP and ten milestones were achieved and certified by the Compensation Committee for the CEO Performance Award. The tenth milestone for the XSPP and the eleventh milestone for the CEO Performance Award were achieved and certified by the Compensation Committee in March 2023. The eleventh milestone for the XSPP was achieved in April 2023, but is pending certification by the Compensation Committee.

For additional discussion of the CEO Performance Award and the XSPP, see "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — CEO Performance Award" and "— eXponential Stock Performance Plan" above.

Long-Term Service-Based Equity Compensation — RSUs

The Committee believes that service-based equity compensation with multi-year vesting periods ensures that our NEOs have a continuing stake in our long-term success. For 2022, the Committee granted RSUs in December 2021, and in September 2022 for Ms. Bagley, which vest over one to three years. For 2023, the Committee granted RSUs in December 2022, which vest annually over a three-year service period.

In determining the total number of RSUs to award to each NEO, the Committee considered, among other things, the strategic objectives of the Company over the next three years, and the practice of comparator group companies. The following table sets forth the service-based RSU awards made to our continuing NEOs, other than Ms. Bagley, in December 2021 (for 2022) and in December 2022 (for 2023). Ms. Bagley received her 2022 service-based RSU awards in September 2022.

| | 2022 Awards | | 2023 Awards [1] | |
| | Number of Service-based RSUs Awarded | Grant Date Fair Value | Number of Service-based RSUs Awarded | Grant Date Fair Value |
Named Executive				
Patrick W. Smith	—	—	—	—
Joshua M. Isner [2]	28,463	3,966,965	11,857	2,200,066
Brittany Bagley [3]	94,592	10,466,605	—	—
Jeffrey C. Kunins	18,050	2,700,451	8,893	1,650,096
Luke S. Larson	21,337	3,400,264	—	—
Jawad A. Ahsan	29,245	4,500,251	—	—

[1]   The 2023 awards vest annually over three years for Messrs. Isner and Kunins.

[2]   Mr. Isner received 2 RSU awards on June 2, 2022 that were associated with his promotion to Chief Operating Officer: (1) 4,757 RSUs which vest in equal intervals over a three-year period and (2) 2,776 RSUs which vest two-thirds in June 2023 and one-third in June 2024.

[3]   Ms. Bagley received 2 RSU awards on September 26, 2022: (1) a service-based grant of 66,214 RSUs which vest over a three-year period and (2) a sign-on grant of 28,378 RSUs, of which one third will vest on the first anniversary of the grant date and the remaining two thirds will vest quarterly thereafter. Ms. Bagley did not receive an additional grant in December 2022.

Employment Agreements and Other Arrangements

In 2019, the Company entered into revised employment agreements with Joshua M. Isner and Jeffrey C. Kunins pursuant to their continued service and in 2022, the Company entered into an employment agreement with Brittany Bagley. The fundamental terms and provisions of each executive's agreement are substantially similar and, among other things, provide that (1) the executives are no longer entitled to severance benefits following a resignation for good reason, except following Change in Control as defined in the Company's 2019 Stock Incentive Plan (or any successor equity incentive plan adopted by the Company in the future); (2) following a termination without cause and the terminated executive's execution of a customary release, the terminated executive will be entitled only to continued vesting of unvested time-based RSUs scheduled to vest during the notice and severance period (one year) versus acceleration of all unvested equity awards; (3) following termination without cause and the terminated executive's execution of the customary release, the terminated executive will be entitled to a full year target annual bonus or full year target annual sales commission for the year in which the termination becomes effective, versus a prorated bonus for the year in which the termination occurs; and (4) following termination without cause and the terminated executive's execution of the customary release, a portion of the terminated executive's XSUs may be entitled to accelerated vesting.

Mr. Smith's employment agreement terminated following shareholder approval of the CEO Performance Award on May 24, 2018 and the Company has no further obligations thereunder.

Perquisites and Other Personal Benefits

We have a non-qualified deferred compensation plan for certain executives, key employees and non-employee directors through which participants may elect to postpone the receipt and taxation of a portion of their compensation received from us. The non-qualified deferred compensation plan allows eligible participants to defer up to 80% of their base salary and up to 100% of other types of compensation. The plan also allows for matching and discretionary employer contributions. Employee deferrals are deemed 100% vested upon contribution. Distributions from the plan generally commence upon retirement, death, separation of service, specified date or upon the occurrence of an unforeseeable emergency. Distributions can be paid in a variety of forms from lump sum to installments over a period of years. Participants in the plan are entitled to select from a wide variety of investments available under the plan and are allocated gains or losses based upon the performance of the investments selected by the participant. All gains or losses are allocated fully to plan participants and we do not guarantee a rate of return on deferred balances. Assets related to this plan consist of corporate-owned life insurance contracts. Participants have no rights or claims with respect to any plan assets and any such assets are subject to the claims of our general creditors.

We do not provide our NEOs with other significant perquisites or other benefits, except for Company matching contributions to our defined contribution benefit plans and health care benefits that are widely available to employees. The Committee periodically reviews the levels of perquisites and other benefits that could be provided to the NEOs.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our 2022 Annual Report on Form 10-K.

The Compensation Committee:

Hadi Partovi, Chair

Adriane Brown

Michael Garnreiter

The foregoing Compensation Committee Report will not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 (the "Securities Act") or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is, or was during or prior to fiscal 2022, an officer or employee of the Company or any of its subsidiaries. None of the Company's executive officers serves as a director or member of the compensation committee of another entity in a case where an executive officer of such other entity serves as a director or member of the Compensation Committee.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (5)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Patrick W. Smith	2022	$ 31,201 (4)	$ —	$ —	$ —	$ 2,002	$ 33,203
Chief Executive Officer	2021	31,201 (4)	—	—	—	1,914	33,115
	2020	25,004 (4)	—	2,531,425	—	2,963	2,559,392
Joshua M. Isner	2022	350,000	—	2,991,859	1,313,583	31,931	4,687,373
Chief Operating Officer	2021	325,000	—	4,306,786	2,129,101	29,985	6,790,872
	2020	325,000	—	900,063	738,134	35,419	1,998,616
Brittany Bagley	2022	121,023	—	13,872,891	179,910	4,191	14,178,015
Chief Financial Officer and Chief Business Officer							
Jeffrey C. Kunins	2022	300,000	—	1,650,096	451,320	28,452	2,429,868
Chief Product Officer and Chief Technology Officer	2021	300,000	—	3,138,455	440,357	12,665	3,891,477
	2020	300,000	—	600,044	288,518	12,223	1,200,785
Luke S. Larson	2022	350,000	—	—	752,200	14,399	1,116,599
Former President	2021	350,000	—	4,576,981	447,696	30,312	5,404,989
	2020	350,000	—	1,612,573	293,238	34,754	2,290,565
Jawad A. Ahsan	2022	178,326	—	—	—	22,882	201,208
Former Chief Financial Officer	2021	325,000	—	5,636,410	484,393	3,766	6,449,569
	2020	325,000	—	1,512,650	317,274	13,885	2,168,809
James C. Zito	2022	250,000	300,000	991,100	150,440	15,024	1,706,564
Former Interim Chief Financial Officer							

(1)   The amounts in this column reflect the aggregate grant date fair value for RSUs computed in accordance with stock-based accounting rules (ASC Topic 718). Pursuant to SEC regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions included in the calculation of these amounts are included in footnote 1 to our financial statements for the fiscal year ended December 31, 2022 within our Annual Report on Form 10-K filed with the SEC.

Amounts of $2,200,066, $1,650,096, and $650,178 represent RSUs granted to Messrs. Isner, Kunins, and Zito respectively, in December 2022 and were intended as 2023 compensation. Ms. Bagley received a service-based grant in the amount of $7,326,579 which vests over a three-year period, in addition to a sign-on grant in the amount of $3,140,026 which will vest one third will vest on the first anniversary of the grant date and the remaining two thirds will vest quarterly thereafter. Ms. Bagley did not receive an additional grant in December 2022.

Other amounts of $3,406,286 and $340,922 for Ms. Bagley and Mr. Zito, respectively represent the fair value of XSUs granted. Ms. Bagley was awarded her XSU grant on September 26, 2022 and Mr. Zito was awarded his XSU grant on June 2, 2022.

Other amounts of $3,400,264, $4,500,251, $3,175,173, and $2,700,451 represent RSUs granted to Messrs. Larson, Ahsan, Isner, and Kunins, respectively, in December 2021 and were intended as 2022 compensation. Of the RSUs granted, $2,000,052 for Messrs. Ahsan, Isner, and Kunins each will vest over two to three years if a

successor plan to the XSPP is not approved by shareholders, or if it is approved by shareholders, but the NEO does not elect to participate at the maximum amount specified by the Compensation Committee. If a successor plan to the XSPP is approved by shareholders and the NEO elects to participate, this service-based RSU will be reduced by the amount of such election, thereby effectively replacing the service-based equity compensation with performance-based equity compensation.

(2) In 2022, Ms. Bagley and Messrs. Kunins, Isner, Larson and Zito received non-equity incentive compensation as a result of exceeding target metrics around revenue and other operating measures. Their 2022 incentive compensation was provided in the form of cash payouts, which were paid in February 2023. Amounts for Mr. Isner represent commissions, and in 2022 also includes $300,000 for other non-variable cash compensation.

(3) All other compensation consists of matching contributions made to 401(k), contributions to health savings accounts, employer paid life insurance premiums, taxable fringe items and payments made for taxes required to gross-up other earnings.

(4) The amounts paid to Mr. Smith for 2022, 2021 and 2020 are consistent with minimum wage requirements pursuant to the requirements of the CEO Performance Award.

(5) The amount paid to Mr. Zito for 2022 represents a fixed bonus payment for his service as Interim Chief Financial Officer.

PAY RATIO OF CHIEF EXECUTIVE OFFICER COMPENSATION TO MEDIAN EMPLOYEE COMPENSATION

The Company's compensation practices and programs are designed with the goal of ensuring compensation programs are fair, equitable, globally compliant and are aligned with its business objectives. Our CEO, Patrick W. Smith, has agreed to a compensation arrangement in the CEO Performance Award, which was approved by shareholders in May 2018, that vests based solely on attainment of both market capitalization and internal operational goals. We are providing a ratio of (i) Mr. Smith's 2022 annual total compensation to (ii) the median of the 2022 annual total compensation of all Axon employees other than Mr. Smith, calculated pursuant to the disclosure requirements of the Summary Compensation Table above as if the median compensated employee was a named executive officer. Because of the treatment of the CEO Performance Award as compensation for Mr. Smith in 2018 for purposes of the Summary Compensation Table, there may be a significant disconnect between what is reported as compensation for Mr. Smith in a given year in the Summary Compensation Table and the value actually realized as compensation in that year or over a period of time. See "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — CEO Performance Award" above.

Mr. Smith's annual total compensation, as reported in the Summary Compensation Table, for 2022 was $33,203, and the median 2022 annual total compensation of all other employees was $84,867. Consequently, the applicable ratio of such amounts for 2022 was 0.40:1.

Our methodology for identifying the median of the 2022 annual total compensation for each of our employees other than Mr. Smith was as follows:

- We determined that as of December 31, 2022, Axon and all of our subsidiaries had 3,365 qualifying individuals (full-time, part-time, and temporary employees other than Mr. Smith), of which 16% were based outside of the U.S. and 25% were production line employees.
- We did not include in the population of qualifying individuals any employees of staffing agencies whose compensation is determined by such agencies.
- We applied the requirements and assumptions required for the table in the Summary Compensation Table for each of such individuals as if he or she was a named executive officer to calculate the total annual compensation, including base salary or wages, performance-based commission payments, and equity awards based on their grant date fair values.

- We converted any payment earned or paid in a foreign currency to U.S. dollar using the average of the prevailing conversion rates for 2022.
- We selected the median of all total annual compensation amounts calculated in accordance with the foregoing.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions, and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the financial performance of our company. The following table sets forth the compensation for our CEO (referred to as "PEO") and the average compensation for our other NEOs. For further information concerning our compensation philosophy and how we align executive compensation with our performance, refer to "Compensation Discussion and Analysis."

Year	Summary Compensation Table Total for PEO [1]	Compensation Actually Paid to PEO [2]	Average Summary Compensation Table Total for Non-PEO NEOs [1]	Average Compensation Actually Paid to Non-PEO NEOs	Value of Initial $100 Investment Based on		Net Income (loss) (in thousands)	Adjusted EBITDA [5] (in thousands)
					Total Shareholder Return	Peer Group Total Shareholder Return [4]		
2022	$ 34,291	$ 13,688,395	$ 4,305,869	$ 2,091,584	$ 226.43	$ 118.69	$ 147,139	$ 232,313
2021	33,115	253,610,579	5,634,227	30,194,861	214.25	143.55	(60,018)	178,112
2020	2,559,392	278,740,704	1,914,694	31,929,509	167.21	117.10	(1,724)	155,808

(1) For each year presented, Mr. Patrick W. Smith was our principal executive officer (PEO); reflects amounts reported in the Summary Compensation Table ("SCT") for the respective years. Our non-PEO NEOs for 2022 were Ms. Bagley and Messrs. Isner, Kunins, Larson, Ahsan, and Zito. Our non-PEO NEOs for 2021 and 2020 were Messrs. Larson, Ahsan, Isner, and Kunins. Average compensation for the non-PEO NEOs reflects amounts reported in the SCT for the respective years.

(2) Amounts shown for compensation actually paid ("CAP") are computed in accordance with Item 402(v) of Regulation S-K under the Exchange Act and do not reflect the actual amount of compensation earned by or paid to the NEOs during the applicable year. These amounts reflect total compensation as reported in the SCT with certain adjustments as required by item 402(v) of Regulation S-K as described in footnote (3) below.

(3) CAP reflects the exclusions and inclusions of equity awards for the PEO and the other NEOs as set forth below and calculated in accordance with FASB ASC Topic 718, Compensation - Stock Compensation. The valuation methodologies and assumptions used to calculate CAP are based on the grant date fair value of these awards as disclosed in the company's consolidated audited financial statements filed with the SEC on Form 10-K for the years reflected in the table below:

Summary Compensation Table Total to Compensation Actually Paid Reconciliation for the PEO and non-PEOs:

Calculation [a] of Compensation Actually Paid	Calculation for PEO					
	Year 2020		Year 2021		Year 2022	
Summary Compensation Table Total	$	2,559,392	$	33,115	$	34,291
Less grant date fair value of stock and option awards		(2,531,425)		—		—
Add change in fair value (whether positive or negative) as of vesting date of awards granted in prior fiscal years for which all applicable vesting conditions were satisfied during the fiscal year		405,161		227,074,553		—
Add change in fair value (whether positive or negative) as of fiscal year-end for unvested and outstanding awards or forfeited awards granted in prior fiscal years		278,307,576		26,502,911		13,654,104
Compensation Actually Paid	$	**278,740,704**	$	**253,610,579**	$	**13,688,395**

Calculation [a] of Compensation Actually Paid	Calculation for Average of Non-PEOs					
	Year 2020		Year 2021		Year 2022	
Summary Compensation Table Total	$	1,914,694	$	5,634,227	$	4,305,869
Less grant date fair value of stock and option awards		(1,156,333)		(4,414,658)		(3,502,709)
Add year-end fair value of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year		469,229		3,515,309		4,596,869
Add change in fair value (whether positive or negative) as of vesting date of awards granted in prior fiscal years for which all applicable vesting conditions were satisfied during the fiscal year		220,174		21,247,901		51,093
Add change in fair value (whether positive or negative) as of fiscal year-end for unvested and outstanding awards or forfeited awards granted in prior fiscal years		30,481,745		4,212,082		(3,359,538)
Compensation Actually Paid	$	**31,929,509**	$	**30,194,861**	$	**2,091,584**

(a) For the PEO and other NEOs, for each covered year, fair value of awards that are granted and vest in the same covered fiscal year equals $0, and fair value of awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the covered fiscal year equals $0.

(b) The amount shown for 2020 represents the total stock compensation expense for modified shares related to a PSU award for Mr. Smith. See the SCT for more information.

(4) TSR shown in this table utilizes the Russell Midcap Index which we use in the stock performance graph required by Item 201(e) of Regulation S-K included in the company's consolidated audited financial statements filed with the SEC on Form 10-K for the years reflected in the table above. The comparison assumes $100 was invested for the period starting December 31, 2019 through December 31 of the applicable fiscal year in each of the company's Common Stock and the Russell Midcap Index. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies included in the Russell Midcap Index. The historical stock price performance of our Common Stock shown is not necessarily indicative of future stock price performance.

(5) Pursuant to Item 402(v) of Regulation S-K, we determined adjusted EBITDA to be the most important financial performance measure used to link company performance to CAP to our PEO and other NEOs in 2022. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important such measure in future years. Adjusted EBITDA is defined as Adjusted EBITDA (Most comparable GAAP Measure: Net income) - Earnings before interest expense, investment interest income, taxes, depreciation, amortization and non-cash stock-based compensation expense, realized and unrealized gains and losses on strategic investments and marketable securities, and certain other pre-tax items. For a reconciliation of Adjusted EBITDA to earnings, see "Fiscal 2022 Company Highlights and Compensation Overview" above. For a

reconciliation of Adjusted EBITDA to earnings, see "Fiscal 2022 Company Highlights and Compensation Overview" above.

Pay Versus Performance Relationship Descriptions:

Figure 1: Relationship Between Axon's Compensation Actually Paid for PEO and NEOs (Average) vs. Cumulative TSR of Axon and the Peer Group



Figure 2: Relationship Between Axon's Compensation Actually Paid for PEO and NEOs (Average) vs. Axon's Net Income



Figure 3: Relationship Between Axon's Compensation Actually Paid for PEO and NEOs (Average) vs. Adjusted EBITDA



Between 2020 and 2022, we experienced record stock price appreciation and operating performance, which led to appreciation in the value of our CEO Performance Award and eXponential Stock Performance Plan. The decline in compensation actually paid in 2022 was attributed to a substantial portion of these awards vesting in 2021 and therefore the pool of unvested awards in 2022 was much smaller.

Set forth below is a list of the three most important financial performance measures used to link executive compensation actually paid to our Named Executive Officers during 2022 to Company performance.

- Adjusted EBITDA

- Revenue

- Company stock price

2022 GRANTS OF PLAN-BASED AWARDS

The following table shows information about awards made under various compensation plans during 2022:

| Name | Grant Date | Estimated future payouts under non-equity incentive plan awards | | | All other stock awards: number of shares of stock or units (#) | Grant date fair value of stock awards ($) (1) |
		Threshold ($)	Target ($)	Maximum ($)		
Joshua M. Isner	6/2/2022 [(2)]	—	—	—	4,757	500,008
	6/2/2022 [(3)]	—	—	—	2,776	291,785
	12/1/2022 [(4)]	—	—	—	11,857	2,200,066
		—	500,000 [(6)]	—	—	—
Brittany Bagley	9/26/2022 [(8)]	—	—	—	66,214	7,326,579
	9/26/2022 [(9)]	—	—	—	28,378	3,140,026
	9/26/2022 [(7)]				42,996	3,406,286
		275,625	450,000	675,000 [(5)]	—	—
Jeffrey C. Kunins	12/1/2022 [(4)]	—	—	—	8,893	1,650,096
		183,750	300,000	450,000 [(5)]		
James C. Zito	6/2/2022 [(7)]				4,757	340,922
	11/30/2022[(4)]				3,533	650,178
		61,250	100,000	150,000 [(5)]		

[(1)] Grant date fair value of RSUs, XSUs, and options, is computed in accordance with stock-based compensation accounting rules (ASC 718). The fair value of each RSU is the closing price of our common stock on the date of grant. The assumptions used in the calculations of the grant date fair values for option awards and XSUs are included in Note 1 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for fiscal 2022.

[(2)] RSUs vest annually over a three-year period and become fully vested in June 2025. The award was granted in June 2022 upon Mr. Isner's promotion to Chief Operating Officer.

[(3)] Two thirds of the RSUs will vest in June 2023 and one third will vest in June 2024. The award was granted in June 2022 upon Mr. Isner's promotion to Chief Operating Officer.

[(4)] RSUs vest annually from the grant date over a three-year period. The awards granted are intended as 2023 compensation. Pursuant to the rules and principles of the SEC, however, they are treated as 2022 compensation for purposes of this table and the Summary Compensation Table.

(5) Payouts under the 2022 annual cash incentive plan are based on the achievement of annual financial goals, including goals related to: revenue; Adjusted EBITDA as a percentage of revenue; new product and new market bookings; international bookings, new product adoption; net revenue retention; return rate reduction; and net promoter score. Adjusted EBITDA and revenue were uncapped and actual results achieved exceeded the maximum targets. Actual awards earned in 2022 were included in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. See further discussion under "Executive Compensation — Compensation Discussion and Analysis — Annual Performance-Based Incentive Plans — 2022 Structure" above.

(6) Mr. Isner was eligible for commissions based on bookings and revenue growth for the Company. There was no minimum or maximum amount related to these commissions. Actual commissions earned in 2022 were included in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. See further discussion under "Executive Compensation — Compensation Discussion and Analysis — Annual Performance-Based Incentive Plans — 2022 Structure" above.

(7) Award represents grants of the XSPP that the Company adopted in January 2019. Ms. Bagley and Mr. Zito each received a grant for three tranches, and vesting is subject to the terms and conditions of the plan. See "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — eXponential Stock Performance Plan" above.

(8) RSUs vest annually from the grant date over a three-year period. The awards were granted to Ms. Bagley upon her employment with the Company but are also intended as compensation through her three-year anniversary of employment. Pursuant to the rules and principles of the SEC, however, they are treated as 2022 compensation for purposes of this table and the Summary Compensation Table.

(9) One third of the shares will vest upon the first anniversary of the grant date and the remaining two thirds will vest quarterly thereafter. The awards were granted to Ms. Bagley upon her recent employment with the Company but are also intended as compensation through her three-year anniversary of employment. Pursuant to the rules and principles of the SEC, however, they are treated as 2022 compensation for purposes of this table and the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT FISCAL 2022 YEAR-END

The following table includes certain information with respect to all outstanding equity awards previously awarded to the NEOs as of December 31, 2022.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Patrick W. Smith	1,376,981 (1)	1,060,976 (1)	28.58	2/26/28				
							15 (2)	2,489
Joshua M. Isner		—	—	—				
					2,776 (5)	460,622	15 (2)	2,489
					4,757 (6)	789,329	149,634 (2)	24,828,770
					11,857 (7)	1,967,432		
					597 (8)	99,060		
					2,928 (9)	485,843		
					993 (10)	164,768		
					6,778 (11)	1,124,674		
					6,778 (12)	1,124,674		
Brittany Bagley		—	—	—				
					66,214 (3)	10,986,889	42,996 (13)	7,134,326
					28,378 (4)	4,708,762		
Jeffrey C. Kunins		—	—	—				
					8,893 (7)	1,475,615	108,000 (2)	17,920,440
					1,591 (8)	263,995		
					1,674 (9)	277,767		
					1,101 (9)	182,689		
					110 (10)	18,252		
					6,778 (11)	1,124,674		
					6,778 (12)	1,124,674		
Luke S. Larson		—	—	—				
					1,591 (8)	263,995	15 (2)	2,489
					8,367 (9)	1,388,336	149,634 (2)	24,828,770
					2,928 (10)	485,843		
James C. Zito		—	—	—				
					216 (17)	35,841	15 (2)	2,489
					448 (17)	74,337	14,962 (2)	2,482,645
					2,567 (14)	425,942	4,757 (13)	789,329
					792 (15)	131,417		
					3,533 (16)	586,231		

(1) This grant is intended to compensate Mr. Smith over its ten-year term and will become vested as to all shares subject to it only if both market capitalization and internal operational goals are attained during such ten year period. 1/12th of the total number of shares subject to the options will become vested and exercisable upon certification by the Compensation Committee that both: (i) one of the market capitalization goals is achieved; and (ii) one of sixteen specified internal operational goals relating to financial results is attained, subject to Mr. Smith's continued service at each such vesting event. If any tranches have not vested by the end of the ten-year term of the award, they will be forfeited, and Mr. Smith will not realize the value of such shares. As of December 31, 2022, ten tranches and have been achieved and certified by the Compensation Committee. See

"Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — CEO Performance Award" above.

(2) These grants are intended to compensate our executives over their approximately nine-year term and will become vested as to all shares subject to each grant only if both market capitalization and internal operational goals are attained during such term. 1/12th of the total number of shares will become vested upon certification by the Compensation Committee that both: (i) one of the market capitalization goals is achieved; and (ii) one of sixteen specified internal operational goals relating to financial results is attained, subject to the NEO's continued service at each such vesting event. If any tranches have not vested by the end of the term of the award, they will be forfeited and the NEO will not realize the value of such shares. As of December 31, 2022, nine tranches have been achieved and certified by the Compensation Committee. The remaining three tranches are shown above assuming maximum performance. See "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — eXponential Stock Performance Plan" above.

(3) This stock award vests at annual intervals over a three-year period and becomes fully vested in September 2025.

(4) This stock award vests one third in September 2023 and the remaining two thirds vest in eight equal quarterly installments until fully vested in September 2025.

(5) This stock award vests two thirds in June 2023 and one third in June 2024.

(6) This stock award vests at annual intervals over a three-year period and becomes fully vested in June 2025.

(7) These stock awards vests at annual intervals over a three-year period and become fully vested in December 2025.

(8) These stock awards vests at annual intervals over a three-year period and become fully vested in November 2023.

(9) These stock awards vests at annual intervals over a three-year period and become fully vested in December 2024.

(10) These stock awards vested two thirds in December 2022 and vest one third in December 2023.

(11) These stock awards vest at annual intervals over a three-year period and becomes fully vested in December 2024.

(12) These stock awards vest two thirds in January 2023 and one third in December 2023.

(13) These grants are intended to compensate Ms. Bagley and Mr. Zito over the remaining term of the XSPP and will become vested only if both market capitalization and internal operational goals are attained during such term. Ms. Bagley and Mr. Zito were awarded three remaining tranches of the XSPP. 1/3rd of the total number of shares will vest upon certification by the Compensation Committee that both: (i) one of the market capitalization goals is achieved; and (ii) one of sixteen specified internal operational goals relating to financial results is attained, subject to the NEO's continued service at each such vesting event. If any tranches have not vested by the end of the term of the award, they will be forfeited and the NEO will not realize the value of such shares. As of December 31, 2022, none of the three outstanding tranches have been achieved and certified by the Compensation Committee. The remaining three tranches are shown above assuming maximum performance. See "Executive Compensation — Compensation Discussion and Analysis — Our Compensation Programs — eXponential Stock Performance Plan" above.

(14) This stock award vests at annual intervals over a three-year period and becomes fully vested in November 2024.

(15) This stock award vested two thirds in November 2022 and vests one third in November 2023.

(16) This stock award vests at annual intervals over a three-year period and becomes fully vested in November 2025.

(17) These stock awards vest at various intervals and become fully vested in November 2023.

2022 OPTION EXERCISES AND STOCK VESTED

The following table provides information related to option exercises and vested stock awards for each NEO during the year ended December 31, 2022:

| | Stock Awards | |
| | Number of Shares Acquired upon Vesting (#) | Value Realized on Vesting ($) |
Name		
Patrick W. Smith	—	$ —
Joshua M. Isner	9,937	1,723,473
Brittany Bagley	—	—
Jeffrey C. Kunins	6,401	959,875
Luke S. Larson	32,687	5,594,034
Jawad A. Ahsan	22,197	3,288,358
James C. Zito	8,296	1,222,281

| | Option Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) |
Name		
Patrick W. Smith	—	$ —

2022 NONQUALIFIED DEFERRED COMPENSATION

On July 1, 2013 the Company adopted the TASER International, Inc. Deferred Compensation Plan ("DCP"). The DCP allows eligible executives, key employees and non-employee directors through which participants may elect to defer the receipt and taxation of a portion of their compensation. Compensation, as defined in the DCP, is comprised of base salary, bonus, commission, director fees, and such other cash or equity-based compensation approved by the Compensation Committee. Participants may elect to defer up to 80% of their base salary and up to 100% of other types of compensation. Participants are 100% vested at all times in amounts deferred pursuant to the DCP. All gains or losses are allocated fully to plan participants, and the Company does not guarantee a rate of return on deferred balances. There were no above-market returns for participants in the plan.

The following table provides information on NEO participation in the DCP:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(1)(2)	Aggregate Earnings in Last FY ($)(2)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Joshua M. Isner	—	—	(122,233)	—	541,076

(1) No executive contributions or registrant contributions were made in the last fiscal year.

(2) The Company does not make discretionary payments to the plan but does make a restorative 401(k) match contribution to participants as their eligible wages for 401(k) purposes is net of contributions made to the deferred compensation plan.

(3) Aggregate earnings reflected represent deemed investment earnings from voluntary deferrals and Company contributions, as applicable. No amounts included in aggregate earnings are reported in the 2023 Summary Compensation Table because the plan does not provide for above-market or preferential earnings.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Pursuant to the employment agreements, the Company may terminate each of the NEOs with or without cause. The conditions or events triggering the payment of severance benefits include the executive's death, disability, termination without cause, termination for good reason, or termination in connection with a change in control of the Company (i.e., double-trigger). Conditions to the payment of severance benefits include covenants relating to assignment of inventions, nondisclosure of Company confidential information, and non-competition with the Company for a period of 12 months after termination of employment.

The severance benefit amounts with respect to the above triggering events were determined based on competitive practices. The Company agreed to pay these variable amounts of compensation as severance benefits or change in control benefits in order to attract and retain executive officers.

The table below depicts the severance payable to each of the NEOs other than Mr. Smith under the conditions indicated:

Termination for Cause	Termination without Cause	Termination By Executive Within 36 Months Following a Change in Control For Good Reason or by the Company Without Cause Six Months Prior to Change in Control at the Request of a Third-Party Purchaser	Death or Disability
Earned but unpaid salary and benefits	12 months' salary[1]; target bonus for calendar year of effective date of termination; time-based RSUs vesting during notice and severance period will continue to vest	36 months' salary; pro rata portion of annual target bonus for the year in which termination occurs; 12 months COBRA; all time- and performance-based RSUs will vest at target levels	18 months' salary; pro rata portion of annual target bonus for the year in which termination occurs; all time- and performance-based RSUs will vest at target levels

For all NEOs, all non-vested RSUs and PSUs may immediately vest at target levels and restrictions would lapse. Accelerated vesting conditions are as follows:

- *Termination for Cause:* no accelerated vesting.
- *Termination without Cause:* except for Mr. Smith and Mr. Zito, continued vesting of time-based awards during the notice and severance periods.
- *Termination By Executive Within 36 Months Following a Change in Control For Good Reason or by the Company Without Cause Six Months Prior to Change in Control at the Request of a Third-Party Purchaser ("Change in Control") and Termination due to Death or Disability:* acceleration of all awards (both performance-based at target and time-based).

(1) Except for Mr. Zito, the payment of 12 months' salary includes an 11-month notice period and cash payment equal to 1 month's base salary. Mr. Zito is subject to 6 months' salary which includes a 5-month notice period and cash payment equal to 1 month's base salary.

Additional accelerated vesting conditions pursuant to the CEO Performance Award and the XSPP are as follows:

Plan	Termination with Cause	Termination without Cause	Change in Control	Death or Disability
CEO Performance Award (Patrick W. Smith)	Any tranches of the CEO Performance Award for which the operational and market capitalization goals have been achieved as of the last date of employment immediately vest	CEO Performance Award operational goals are disregarded and all tranches of CEO Performance Award for which market capitalization goals have been attained as of the effective date of termination vest; next unattained tranche will partially vest on a prorated basis by comparing the six-month market capitalization to the goal	CEO Performance Award operational goals are disregarded and an alternative market capitalization calculation is utilized for purposes of determining attainment of unvested tranches, plus one additional tranche	Any tranches of the CEO Performance Award for which the operational and market capitalization goals have been achieved as of the last date of employment are immediately vested
XSPP (all other NEOs)	Any tranches of the XSU awards for which the operational and market capitalization goals have been achieved as of the last date of employment immediately vest; most recently acquired tranche is forfeited	XSU operational goals are disregarded and all tranches of XSU Awards for which market capitalization goals have been attained as of the effective date of termination vest; next unattained tranche will partially vest on a prorated basis by comparing the six-month market capitalization to the goal	XSU operational goals are disregarded and an alternative market capitalization calculation is utilized for purposes of determining attainment of unvested tranches, plus one additional tranche	N/A

The table below reflects the severance compensation that would be provided to each of the NEOs of the Company assuming the notice of intent to terminate such executive's employment occurred on December 31, 2022. The following table excludes the deferred compensation amounts that would also be payable to Mr. Isner as described and set forth under the heading "2022 Nonqualified Deferred Compensation."

	Voluntary Termination By Executive	Termination for Cause	Termination without Cause	Change in Control	Death or Disability
Patrick W. Smith					
Stock Awards [1]	$ —	$ —	$ —	$ 119,671,184	$ —
Total	$ —	$ —	$ —	$ 119,671,184	$ —
Joshua M. Isner					
Severance Payments [2]	$ —	$ —	$ 350,000	$ 1,050,000	$ 525,000
Annual Cash Incentive Plan [3]	—	—	500,000	500,000	500,000
Benefits [4]	—	—	—	21,646	—
Stock Awards [1]	—	—	3,607,484	22,415,541	6,216,402
Total	$ —	$ —	$ 4,457,484	$ 23,987,187	$ 7,241,402
Brittany Bagley					
Severance Payments [2]	$ —	$ —	$ 450,000	$ 1,350,000	$ 675,000
Annual Cash Incentive Plan [3]	—	—	450,000	450,000	450,000
Benefits [4]	—	—	—	21,646	—
Stock Awards [1]	—	—	5,386,420	20,350,329	15,695,651
Total	$ —	$ —	$ 6,286,420	$ 22,171,975	$ 16,820,651
Jeffrey C. Kunins					
Severance Payments [2]	$ —	$ —	$ 300,000	$ 900,000	$ 450,000
Annual Cash Incentive Plan [3]	—	—	300,000	300,000	300,000
Benefits [4]	—	—	—	21,646	—
Stock Awards [1]	—	—	2,879,051	16,159,574	4,467,665
Total	$ —	$ —	$ 3,479,051	$ 17,381,220	$ 5,217,665
Luke Larson [5]					
Severance Payments [2]	$ —	$ —	$ 350,000	$ 1,050,000	$ 525,000
Annual Cash Incentive Plan [3]	—	—	500,000	500,000	500,000
Benefits [4]	—	—	—	21,646	—
Stock Awards [1]	—	—	1,444,089	18,337,313	2,138,174
Total	$ —	$ —	$ 2,294,089	$ 19,908,959	$ 3,163,174
Jawad A. Ahsan [6]					
Severance Payments [2]	$ —	$ —	$ 350,000	$ 1,050,000	$ 525,000
Annual Cash Incentive Plan [3]	—	—	500,000	500,000	500,000
Benefits [4]	—	—	—	21,646	—
Stock Awards [1]	—	—	—	16,199,139	—
Total	$ —	$ —	$ 850,000	$ 17,770,785	$ 1,025,000
James C. Zito [7]					
Severance Payments [8]	$ —	$ —	$ 125,000	$ 750,000	$ 375,000
Annual Cash Incentive Plan [3]	—	—	100,000	100,000	100,000
Benefits [4]	—	—	—	21,646	—
Stock Awards [1]	—	—	—	3,388,840	1,253,767
Total	$ —	$ —	$ 225,000	$ 4,260,486	$ 1,728,767

[1] For Mr. Smith, includes the intrinsic value of non-vested performance stock options under the CEO Performance Award which would immediately vest and become exercisable, as well as the value of non-vested PSUs and RSUs which would immediately vest and restrictions would lapse, as described above.

For all NEOs other than Mr. Smith, includes the value of non-vested XSUs which would immediately vest and become exercisable, as well as the value of those non-vested PSUs and RSUs which would immediately vest and restrictions would lapse, as described above.

The value of RSU, PSU, and XSU vesting or acceleration is equal to the $165.93 closing market price of shares of the Company's common stock on December 31, 2022 multiplied by the number of units that would vest.

[2] Represents 12 months' base salary for Termination without Cause (comprised of an 11-month notice period and 1 month's base salary), 36 months' base salary for Change in Control, and 18 months' base salary for Termination due to Death or Disability.

[3] Represents target bonus for the calendar year in which the effective date of termination occurs; for Change of Control and Termination due to Death or Disability, represents target bonus pro-rated through termination date.

[4] Represents 12 months of payment of medical, dental, and vision insurance premiums for each NEO.

[5] In December 2022, after returning from medical leave Mr. Larson stepped down as President and transitioned to strategic advisor.

[6] Mr. Ahsan voluntarily terminated in May 2022. Total cash compensation received by Mr. Ahsan in the form of base salary for 2022 was $178,326. Additionally, the Compensation Committee agreed to waive the holding period requirements for one tranche of XSUs and the forfeiture provision of the ninth tranche of vested XSUs. All remaining unvested RSUs and XSUs were forfeited.

[7] Mr. Zito stepped down as Interim Chief Financial Officer in September 2022 upon Ms. Bagley's hire.

[8] Represents 6 months' base salary for Termination without Cause (comprised of a 5-month notice period and 1 month's base salary), 36 months' base salary for Change in Control, and 18 months' base salary for Termination due to Death or Disability.

AUDIT MATTERS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews the Company's financial reporting process on behalf of the Board. The Audit Committee has sole authority to retain, set compensation and retention terms for, terminate, oversee and evaluate the work of the Company's independent auditor. The independent auditor reports directly to the Audit Committee.

The Company's management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Grant Thornton LLP, the Company's independent registered public accounting firm, is responsible for expressing an opinion based on their audits of the consolidated financial statements. In accordance with its written charter, the Audit Committee assists the Board of Directors in its oversight of (i) the integrity of the Company's financial statements and the Company's financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Company's independent public accounting firm and the performance of the Company's internal audit function, (iii) the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters and (v) risks that may have a significant impact on the Company's financial statements.

Further, the Audit Committee reviews reports prepared by management on various matters including critical accounting policies and issues, material written communications between the independent auditor and management, significant changes in the Company's selection or application of accounting principles and significant changes to internal control procedures. It is not the duty or responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

In discharging its oversight responsibilities with respect to the audit process, the Audit Committee (i) obtained from the independent public accounting firm a formal written statement describing all relationships between the independent public accounting firm and the Company that might bear on the independent public accounting firm's independence consistent with the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB"), (ii) discussed with the independent auditing firm any relationships that may impact its objectivity and independence, and (iii) considered whether any non-audit services provided to the Company by Grant Thornton LLP are compatible with maintaining their independence. The Audit Committee also discussed with the independent auditing firm their identification of audit risk, audit plans and audit scope, as well as all communications required by generally accepted auditing standards, including those described in Auditing Standard No. 1301, "Communications with Audit Committees" issued by the PCAOB.

The Audit Committee reviewed and discussed with management and its independent public accounting firm our annual audited financial statements and quarterly financial statements, including a review of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Form 10-K and 10-Q filings, as well as the Company's shareholder letters and information related thereto.

During fiscal year 2022, the Audit Committee met with representatives of the independent public accounting firm, both with management present and in private sessions without management present, to discuss the results of the financial statement audit and quarterly reviews and to solicit their evaluation of the Company's accounting principles, practices and judgments applied by management and the quality and adequacy of the Company's internal controls.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company's management and independent public accounting firm, which, in the independent public accounting firm's report, expresses an opinion on the conformity of the Company's annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee's discussion with the Company's management and Grant Thornton LLP, and the Audit Committee's review of the representations of the Company's management and the report of the independent public accounting firm to the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The Audit Committee also approved the selection of Grant Thornton LLP as the Company's independent auditor for the fiscal year 2023.

February 28, 2023

The Audit Committee:

Michael Garnreiter, Chair
Julie A. Cullivan
Caitlin Kalinowski

The foregoing Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act or Exchange Act, except to the extent the Company specifically incorporates this Report by express reference therein.

PROPOSALS

Overview of Proposals

This proxy statement contains five proposals requiring shareholder action.

- Proposal No. 1 requests the election of the eight directors of the Company named in this proxy statement for a term of one year and until their successors are elected and qualified.

- Proposal No. 2 requests that shareholders vote to approve, on an advisory basis, the compensation of the Company's named executive officers.

- Proposal No. 3 requests that shareholders vote to approve, on an advisory basis, the frequency of the shareholder vote to approve the compensation of the Company's named executive officers.

- Proposal No. 4 requests the ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2023.

- Proposal No. 5 requests the shareholder approval of the 2023 CEO Performance Award.

- Proposal No. 6 is a shareholder proposal to discontinue the development of a non-lethal TASER drone system.

Each proposal is discussed in more detail below.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

The Board is elected by and accountable to the shareholders to oversee their interest in the long-term health and the overall success of the Company's business and its financial strength. The Board serves as the ultimate decision-making body of the Company except for those matters reserved to, or shared with, the shareholders. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Election Process

The Board is currently comprised of ten directors. In 2022, shareholders approved the Declassification Amendment for the Company's Board of Directors, with the phased transition in motion. Historically, the directors were divided into three classes and each class consisted, as nearly as possible, of equal number of directors and served a three year term. With the approval of the Declassification Amendment, all director nominees, aside from those in Class C, are up for reelection. These directors are: Adriane Brown, Michael Garnreiter, Mark W. Kroll, Matthew R. McBrady, Hadi Partovi, Graham Smith, Patrick W. Smith, and Jeri Williams.

The Board has no reason to believe that any of the nominees will be unwilling or unable to serve if elected a director. If any nominee is unable or unwilling to serve as a director at the date of the Annual Meeting or any postponement or adjournment thereof, the proxies may be voted for a substitute nominee, as designated by the Board to fill such vacancy.

Unless marked otherwise, signed proxies received will be voted FOR the election of each of the nominees.

The Board of Directors recommends a vote <u>FOR</u> the election of Adriane Brown, Michael Garnreiter, Mark W. Kroll, Matthew R. McBrady, Hadi Partovi, Graham Smith, Patrick W. Smith, and Jeri Williams.

Vote Required

Assuming the existence of a quorum, each director will be elected by the affirmative vote of the majority of votes properly cast for and against such nominee's election. Abstentions and broker non-votes will be counted toward a quorum, but will not affect the outcome of the vote on the election of directors.

PROPOSAL NO. 2 - ADVISORY APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION

Shareholders will be given the opportunity to vote on the following advisory resolution (commonly referred to as "say on pay"):

RESOLVED, that the shareholders of Axon Enterprise, Inc. hereby approve the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement.

Background on Proposal

In accordance with the requirements of Section 14A of the Exchange Act and related SEC rules, shareholders are being given the opportunity to vote at the annual meeting on this advisory resolution regarding the compensation of our NEOs.

As described in the Compensation Discussion and Analysis, our executive compensation program is designed to allow us to: attract and retain talent, link annual incentive compensation to our financial results produced during the year, and link long term compensation in the form of stock awards to Company performance and enhancement of shareholder value over time. For a comprehensive description of our executive compensation program, philosophy and objectives, including the specific elements of executive compensation that comprised the program in 2022, please refer to the Compensation Discussion and Analysis. The Summary Compensation Table and other executive compensation tables (and accompanying narrative disclosures) provide additional information about the compensation that we paid to our NEOs in 2022.

At our 2017 Annual Meeting of Shareholders, the shareholders indicated, on an advisory vote basis, that they preferred that we hold Say on Pay votes on an annual basis (a frequency vote is required to be held at least once every six years). In light of these results, the Company's Board of Directors decided to hold its future advisory votes on the compensation of named executive officers annually. As provided below, we are seeking shareholder input on the frequency for say on pay votes at this meeting.

Effects of Advisory Vote

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to our NEOs and will not be binding on the Board or the Compensation Committee. However, the Compensation Committee will consider the outcome of the vote when making future executive compensation decisions.

Overview and Summary; Consideration of Prior Year Say on Pay Vote

The Company believes in competitive compensation aligned with the values, objectives and financial performance of the Company. Since 2018, a significant amount of our executives' potential total compensation was tied to performance. The Compensation Committee considers the performance criteria for the Company's performance-based compensation challenging, but achievable. Performance-based RSUs, non-equity incentive compensation plan, and commission targets have been achieved during 2019, 2020, 2021, and 2022. With the creation of the CEO Performance Award and XSU awards in 2018 and 2019, respectively, more focus and compensation is aligned with long-term Company performance. As of December 31, 2022, ten tranches of the CEO Performance Award and nine tranches of the XSU awards had vested.

At the 2022 Annual Meeting of Shareholders ("2022 Annual Meeting"), we presented to shareholders, for advisory approval, the Company's executive compensation ("Say on Pay"). Of the 54.6 million votes cast on the Say on Pay vote (including abstentions), over 89% were favorable for our Say on Pay resolution. The Compensation Committee considered this a favorable outcome and believed it conveyed our shareholders' support of the Compensation Committee's decisions and existing executive compensation programs.

Our compensation opportunities for our named executive officers are predominantly delivered in the form of performance-based awards, including equity-based awards, which are designed to promote incentives that are aligned with long-term shareholder interests. It is the Committee's intent that the total compensation for our NEOs be competitive to attract and retain highly qualified individuals who are capable of making significant contributions critical to our long-term success.

The Compensation Committee will continue to consider the results from this year's and future advisory votes on executive compensation.

Unless marked to the contrary, proxies received will be voted FOR approval of the advisory vote on executive compensation.

The Board of Directors unanimously recommends a vote <u>FOR</u> approval of the resolution set forth above approving the compensation of our named executive officers.

Vote Required

For Proposal No. 2, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal, in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes will have no impact on this proposal if a quorum is present.

PROPOSAL NO. 3 – ADVISORY VOTE TO RECOMMEND THE FREQUENCY OF THE SHAREHOLDER VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

As described in Proposal No. 2 above, in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an advisory vote to approve the compensation of our named executive officers. This Proposal No. 3 affords shareholders the opportunity to cast an advisory vote on how often we should include a say-on-pay proposal in our proxy materials for future annual shareholder meetings or any special shareholder meeting for which we must include executive compensation information in the proxy statement for that meeting (a "say-on-pay frequency proposal"). Under this Proposal No. 3, shareholders may vote to have the say-on-pay vote every year, every two years, or every three years.

Our shareholders voted on a similar proposal in 2011 with the majority voting to hold the say-on-pay vote every year. We continue to believe that say-on-pay votes should be conducted every year so that our shareholders may annually express their views on our executive compensation program.

As an advisory vote, this proposal is not binding on the Company, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote. It is expected that the next vote on a say-on-pay frequency proposal will occur at the 2023 annual meeting of shareholders. Shareholders may cast their advisory vote to conduct advisory votes on executive compensation every "1 Year," "2 Years," or "3 Years," or "Abstain."

The Board of Directors recommends a vote on Proposal No. 3 to hold say-on-pay votes every 1 YEAR (as opposed to 2 years or 3 years).

Vote Required

For Proposal No. 3, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal, in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes will have no impact on this proposal if a quorum is present.

PROPOSAL NO. 4 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Grant Thornton LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company for the year ending December 31, 2023. Grant Thornton LLP has acted as the independent registered public accounting firm for the Company since 2005. A representative of Grant Thornton LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions.

Shareholder ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. Nonetheless, the Audit Committee is submitting the selection of Grant Thornton LLP to the shareholders for ratification as a matter of good corporate practice and because the Audit Committee values the views of our shareholders on our independent auditors.

If the shareholders fail to ratify the election, the Audit Committee will reconsider the appointment of Grant Thornton LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if it determines that such an appointment would be in the Company's best interest.

If the appointment is not approved by the shareholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment in 2023 will stand, unless the Audit Committee finds other good reason for making a change.

Audit and Non-Audit Fees

The following table presents fees for audit, tax and other professional services rendered by Grant Thornton LLP for the years ended December 31, 2022 and 2021.

	2022	2021
Audit fees	$ 2,055,500	$ 1,875,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
	$ 2,055,500	$ 1,875,000

Audit Fees: Consisted of fees billed for professional services rendered for the audit of Axon Enterprise, Inc.'s financial statements, fees billed related to Sarbanes-Oxley 404 review and services provided by Grant Thornton LLP in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related fees related to professional services that are reasonably related to the performance of the audit or review of Axon's consolidated financial statements. No such services were rendered during the years ended December 31, 2022 or 2021.

Tax Fees: Consisted of fees billed principally for services provided in connection with worldwide tax consulting and planning services. No such services were rendered during the years ended December 31, 2022 or 2021.

All Other Fees: All other fees related to services not included in the categories above, including services related to other regulatory reporting requirements. No such services were rendered during the years ended December 31, 2022 or 2021.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Consistent with SEC policies regarding auditor independence, the Audit Committee must pre-approve all audit and permissible non-audit services provided by our independent auditors. Our Non-Audit Services Pre-Approval Policy covers all services to be performed by our independent auditors. The policy contemplates a general pre-approval for all audit, audit-related, tax and all other services that are permissible, with a general pre-approval period of twelve months from the date of each pre-approval. Any other proposed services that are to be performed by our independent auditors, not covered by or exceeding the pre-approved levels or amounts, must be specifically approved in advance.

Prior to engagement, the Audit Committee pre-approves the following categories of services. These fees are budgeted, and the Audit Committee requires the independent auditors and management to report actual fees versus the budget periodically throughout the year, by category of service.

- **Audit** services include the annual financial statement audit (including required quarterly reviews) and other work required to be performed by the independent auditors to be able to form an opinion on our consolidated financial statements. Such work includes, but is not limited to, services associated with SEC registration statements, periodic reports, SEC reviews and other documents filed with the SEC or other documents issued in connection with securities offerings.

- **Audit-related** services are for services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor. Such services typically include but are not limited to, due diligence services pertaining to potential business acquisitions or dispositions, accounting consultations related to accounting, financial reporting or disclosure matters not classified as "audit services," statutory audits or financial audits for subsidiaries or affiliates, and assistance with understanding and implementing new accounting and financial reporting guidance.

- **Tax** services include all services performed by the independent auditors' tax personnel, except those services specifically related to the financial statements, and includes fees in the area of tax compliance, tax planning and tax advice.

The Company's CFO has the authority to engage the Company's independent registered public accounting firm for amounts less than $5,000. There were no such audit–related fees, tax fees or other fees in 2022.

The Audit Committee has considered and concluded that the provision by Grant Thornton LLP of non-audit services is compatible with Grant Thornton maintaining its independence.

Unless marked to the contrary, proxies received will be voted FOR ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.

The Board of Directors recommends a vote <u>FOR</u> ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for fiscal year 2023.

Vote Required

For Proposal No. 4, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal, in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes will have no impact on this proposal if a quorum is present.

PROPOSAL NO. 5 – APPROVAL OF THE 2023 CEO PERFORMANCE AWARD

At the Annual Meeting, shareholders will be asked to approve the 2023 CEO Performance Award to our CEO and founder, Patrick W. Smith. The 2023 CEO Performance Award was approved by the Board and granted to Mr. Smith on March 28, 2023, subject to shareholder approval at the Annual Meeting. The full text of the 2023 CEO Performance Award is attached to this proxy statement as Annex A.

The 2023 CEO Performance Award, designed by the Compensation Committee, took into consideration direct feedback from our shareholders and is intended to incentivize and drive the next decade of our shareholder returns. The 2023 CEO Performance Award recognizes Axon's global growth potential and is designed to motivate a CEO whose inspirational creativity can uniquely unlock this potential and who continues to deliver exceptional value to Axon. As a thought leader and technologist in public safety, Mr. Smith inspires employees and customers alike with his creativity, dynamic market-creating innovation and lifelong dedication to Axon's mission.

In 2018, Axon's Board approved a performance stock option award for Mr. Smith (which we refer to for the purpose of this Proposal as the "2018 Award") that required Axon to achieve specified market capitalization and operational goals. All but one of the twelve tranches under the 2018 Award has vested. In 2021, with the 2018 Award heading toward substantial completion, our Board began preliminary discussions about how to continue to incentivize Mr. Smith to lead Axon through the next phase of its development.

The 2023 CEO Performance Award is a grant of performance stock options composed of ten tranches (a "Tranche"), which only vest and become exercisable upon achievement of rapidly escalating goals for growth in both our share price and operational plan. To unlock and vest in all ten Tranches, comprised of stock options representing 5% of Axon's outstanding shares as of March 27, 2023, the Company would need to achieve a share price of $1,769.51 and sustain strong annual growth on Revenue, Adjusted EBITDA or both. The Compensation Committee views these goals as rigorously challenging but achievable over the ten-year performance period of the proposed award. While Mr. Smith will receive minimum wage salary, the Compensation Committee expects the award to be the majority of his compensation over the next ten years.

In response to shareholder feedback and leading governance practices for special performance-based stock awards, the 2023 CEO Performance Award requires long-term ownership of earned shares, limits dilution volatility, employs stock price goals rather than market capitalization goals and sets stringent financial performance milestones that scale at a fixed percentage. Compared to the 2018 Award, the 2023 CEO Performance Award adopts added dilution safeguards, including vesting speed brakes and a 15-year exercise period. These additional safeguards will help Axon meet its goal of targeting average annual gross dilution of approximately 3% across all stock-based compensation plans (including the 2023 CEO Performance Award) beginning in 2025.

Axon's Growth Potential & Rick Smith, a Unique Founder CEO

Axon is poised for continued growth over the next decade – with distinctive potential among high-growth peers across the technology industry. As Axon reaches its 30th anniversary, it is fortunate to have its founder at the helm. Mr. Smith has been instrumental in building the public safety operating system of the future by integrating a suite of hardware devices and cloud software solutions that lead to modern policing and help save lives. Axon's technological innovation and strong sales execution of disruptive technologies are already improving the landscape of safety and security.

Mr. Smith has a proven track record of successfully inventing and delivering, at scale, solutions that create enormous shareholder and societal value. From the early days of founding the organization to today as a market leader, Mr. Smith's expertise has brought forth entirely new product categories, including the less-lethal TASER de-escalation platform, body-worn cameras and cloud software that lead to modernized public safety.

Mr. Smith is seen as a visionary among customers and colleagues. His thought leadership through his book, *The End of Killing*, and his partnership and public engagements with elected officials, civil rights scholars, constitutional scholars and law enforcement leaders, has created growing global buy-in to modernize public safety, helping democratic governments leverage technological progress to sustain their legitimacy and maintain, and even repair, trust between governments and the public. In addition, it was Mr. Smith's vision that brought forth a collective moonshot effort, which Axon announced in October 2022, to cut gun-related deaths in the United States between police and the public by 50% in the next decade. Mr. Smith is driving efforts to convene key industry groups and sector partners to collectively solve this ambitious but critical goal.

Mr. Smith's executive leadership will orient Axon toward investing today in the technologies that should drive value creation well into the next decade. Mr. Smith is driving Axon to innovate in the areas of artificial intelligence, robotics, virtual reality and other technologies that have the potential to continue making a transformative impact on society. He is a long-term planner and thinker. A prime example of this is the foresight Mr. Smith had more than a decade ago to start building our software business. In 2022, Axon's recurring, high margin Cloud revenue comprised more than 30% of our total revenue.

Mr. Smith's value to Axon can be best realized through a compensation plan that directly aligns his personal motivation with Axon shareholder return, such as the 2023 CEO Performance Award. Mr. Smith remains Axon's largest non-institutional shareholder. He is motivated by the potential for outsized growth in Axon's share price and by the societal value created upon realization of Axon's global mission to protect life, including the moonshot effort in the United States.

Over the term of the 2018 Award through market close on March 31, 2023, Axon averaged over 50% annually compounded shareholder returns – which we believe showcases the value of aligning CEO compensation to value creation. The 2023 CEO Performance Award ensures Mr. Smith's continued commitment and focus on creating both shareholder and societal value over the next decade.

Performance Award Summary

Subject to shareholder approval, the 2023 CEO Performance Award grants stock options to Mr. Smith representing 5% of Axon outstanding shares as of March 27, 2023, divided into ten equal Tranches. The Tranches are subject to three independent vesting conditions, all of which must be satisfied prior to the ten-year anniversary of the grant date:

1. Stock price goals: Axon's share price must appreciate 25% between each Tranche

2. Operational goals: Axon must achieve operational goals (Revenue and/or Adjusted EBITDA growth, each increasing by 25% between each Tranche), as shown in the chart below

   a. **Parameters of First Five Tranches:** For Mr. Smith to achieve Tranches 1 through 5, Axon must achieve either the Revenue or Adjusted EBITDA milestone associated with that Tranche. Once a Tranche is achieved, both the Revenue and Adjusted EBITDA milestones for that Tranche are retired and Axon must achieve either the Revenue or Adjusted EBITDA milestone associated with the following Tranche for such following Tranche to be achieved.

   b. **Parameters of Remaining Tranches:** For Mr. Smith to achieve Tranches 6 through 10, Axon must achieve any five of the ten Revenue and Adjusted EBITDA milestones associated with Tranches 6 through 10 (e.g., Achieving both Revenue and Adjusted EBITDA milestones associated with Tranche 6 would satisfy the financial metric milestones for each of Tranches 6 and 7. However, the stock price goal for Tranche 7 would still need to be achieved for Tranche 7 to be achieved.)

3. Service-based vesting conditions: Each Tranche is subject to a service-based vesting condition shown in the chart below, providing that no Tranche may vest before February 26, 2028, which represents the completion of the 2018 Award performance period. In addition, in order to continue to vest in the award, Mr. Smith must remain chief executive officer of the Company (or in a role performing an equivalent function) or executive chairman of the Board (or in a role performing an equivalent function). Moreover, Mr. Smith may not serve as CEO of any other company and must devote substantially all his working time to Axon, during the performance period.

Tranche	Stock Price		Revenue		Adj. EBITDA		Service Requirement Earliest Vest Date
1	$237.50	and either	$1,513	or	$378		February 2028
2	$296.88	and either	$1,891	or	$473	*Each stock price milestone must be paired with one of the financial milestones in its row.*	February 2028
3	$371.09	and either	$2,363	or	$591		February 2028
4	$463.87	and either	$2,954	or	$739		March 2028
5	$579.83	and either	$3,693	or	$923		September 2028
6	$724.79	and	$4,616	*any financial milestone from this box*	$1,154	*Each stock price milestone must be paired with any one of the financial milestones shown.*	March 2029
7	$905.99	and	$5,770		$1,442		September 2029
8	$1,132.49	and	$7,212		$1,803		March 2030
9	$1,415.61	and	$9,015		$2,254		September 2030
10	$1,769.51	and	$11,269		$2,817		March 2031

Revenue & Adj. EBITDA in millions

Tranches subject to exercise timing limitations of no more than one tranche per six-month period.

For additional details about the 2023 CEO Performance Award, see the section entitled "2023 CEO Performance Award Details."

Axon CEO Award Compared to the Market

With the guidance of its independent compensation consultant, in April 2022, the Compensation Committee conducted a competitive market assessment of other similar grants of special performance-based stock awards to founder CEOs. The review focused on a set of public, post-IPO companies that made similar special performance-based stock awards to founder CEOs since the beginning of 2016, excluding awards that were made in connection with CEO appointments, M&A activity or extensions of employment agreements in heavily consolidated or regulated industries. The resulting group reflected 12 select peers (the "Award Peer Group")[1], which were innovative and high growth companies primarily in the technology sector.

In addition to the Award Peer Group, the Compensation Committee also reviewed special performance-based stock awards made to founder CEOs within an IPO-related context over a similar time frame and analyzed how the Company's proposed award compares to receiving a normal annual compensation opportunity for a period of ten years.

The competitive market assessment provided market context for both award design, magnitude and performance requirements. The Compensation Committee assessed the overall magnitude of the 2023 CEO Performance Award across several lenses including share ownership (i.e., percent of shares outstanding), reported grant date fair value, annualized grant date fair value over the performance period and total potential realizable opportunity.

The 2023 CEO Performance Award quantum, 5% of common shares outstanding and estimated annualized grant date fair value of $40 million, as compared to awards made by companies in the Award Peer Group, is positioned in the top quartile of the competitive market set. As of the time of the analysis, special CEO performance-based stock awards among the Award Peer Group ranged from 2.2% of common shares outstanding (at the 50th percentile) to 7.8% (at the 90th percentile). In addition, as of the time of the analysis, CEO performance-based stock awards among the Award Peer Group had annualized grant date fair values ranging from $23 million (at the 50th percentile) to $78 million (at the 90th percentile).

This positioning was also considered and assessed against the relative performance requirements, which were also in the top quartile of the competitive market set. While not a significant part of compensation, the Compensation Committee also acknowledged that Mr. Smith would not be eligible for an annual bonus and would be receiving minimum wage

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[1] The peer group consisted of Broadcom Inc., DISH Network Corporation, FLEETCOR Technologies, Inc., Guardian Health, Oracle Corporation, Paycom, Regeneron Pharmaceuticals, Inc., Robinhood Markets, Inc., Sorrento Therapeutics, Tesla, Inc., The Trade Desk, and Veeva Systems Inc.

salary while the vast majority of others in the Award Peer Group would receive competitive cash compensation opportunities.

The parameters of the 2023 CEO Performance Award were thoughtfully considered and several included input from many of our shareholders. From a "top-down" perspective, the Compensation Committee wanted to create an award that mirrored much of the structure of the 2018 Award, which it viewed as being highly successful and a key driver of our 600%+ share price appreciation since 2018, but with significantly less dilution volatility.

Dilution Considerations

The 2023 CEO Performance Award consists of stock options covering 5% of Axon's outstanding shares as of March 27, 2023. Based on shareholder feedback and experience with the 2018 Award, the Compensation Committee developed provisions of the award that we refer to as "speed-brakes." These provisions are intended to limit dilution volatility and incentivize continued service even if milestones are achieved within the ten-year performance period and include:

- To be achieved, each Tranche includes a service-based vesting requirement based on a number of years equal to $N/2 + 3$, where N represents the Tranche number in question. However, no Tranche may vest prior to February 26, 2028, which represents the ten-year anniversary (and end of the performance period) of the 2018 Award; and

- No more than one Tranche may become exercisable in any six-month period.

The Compensation Committee designed the 2023 CEO Performance Award to further limit potential dilution volatility by requiring Mr. Smith to retain, and not sell, at least 20% of the shares acquired upon exercise of the award (after giving effect to any shares withheld with respect to the applicable exercise price or tax obligation attributable to such exercise) until three years following a termination of employment, subject to limited exceptions.

In addition, the Company, along with the Compensation Committee, has recognized the concerns raised by our shareholders regarding the dilution created by the 2018 Award and our eXponential Stock Performance Plan. In response to those concerns, the Company and the Compensation Committee have committed to targeting average annual gross dilution of approximately 3% across all stock-based compensation plans (including the 2023 CEO Performance Award), beginning in 2025. Even with the grant of the 2023 CEO Performance Award, our total share count overhang remains below 14%. Notably, with the introduction of the 2023 CEO Performance Award, the Compensation Committee is continuing its practice of ensuring that compensation is aligned with stringent operational performance and shareholder returns.

Additional Shareholder Friendly Provisions

The 2023 CEO Performance Award contains multiple additional improvements compared to the 2018 Award:

- *The milestones are tied to share price, not market capitalization.* Axon shareholders voiced a preference for tying milestones to share price rather than market capitalization and the Compensation Committee took this under advisement in designing the new award. In addition, the stock price goals are only met when those prices are sustained in both the trailing six month and 30-day averages.

- *Milestones are even more stringent than before — each stock price goal is 25% apart from the prior goal.* In the 2018 Award, the first tranche was unlocked when the Company achieved a market capitalization of $2.5 billion, representing a doubling of size at the time, and each subsequent tranche goal grew by a fixed amount of $1 billion – which meant that for the later tranches, the percentage difference between each tranche goal decreased. The 2023 CEO Performance Award, in contrast, sets each stock price goal at a fixed 25% above the previous goal. This makes all performance thresholds equally difficult to achieve. In addition, mark-to-market adjustments on strategic investments are not counted in assessing milestone achievement. We view the stock price goals and operational goals as rigorously challenging but obtainable over the ten-year performance period.

- *The 2023 CEO Performance Award introduces "speed brakes" in the form of service-based vesting conditions and exercise timing limitations.* To limit dilution volatility and ensure the ten-year compensation plan truly covers ten years of performance, even if stock price goals and operational goals are achieved rapidly, each Tranche has a service-based vesting condition. The 2023 CEO Performance Award also introduces a mechanism preventing more than one Tranche from becoming exercisable in any six-month period. The exercise period lasts 15 years from the date of grant – to 2038 – so that Tranches that vest late in the ten-year performance period may be exercised over a longer timeframe to limit dilution in any given period. In addition, no Tranche may vest before February 26, 2028, marking the end of the performance period of the 2018 Award.

- *Shareholder friendly provisions repeated and expanded from the 2018 Award.* We believe our shareholders were pleased with several provisions of the 2018 Award and those have been repeated and expanded. For example, Mr. Smith cannot "acquire" or "strategically invest" his way to success — acquisitions of target companies with financial scale above pre-defined Revenue and Adjusted EBITDA thresholds move the Revenue and Adjusted EBITDA milestone targets. In addition, the inclusion of each of (i) the stock price goals and (ii) financial performance goals serve as a check and balance on the other to ensure that shareholders are aligned with the fundamental business performance.

- *The 2023 CEO Performance Award also includes a robust clawback provision.* The 2023 CEO Performance Award is subject to clawback in the event of a financial restatement that changes the outcome of whether a milestone was obtained or if Mr. Smith is terminated by the Company for "Cause" (as defined in the 2023 CEO Performance Award) due to actions or omissions after the grant date that cause material reputational harm to the Company.

Burn Rate Table

The following table illustrates the Company's historical burn rate for the past three years. Burn rate is calculated as (i) the number of stock options and time-based restricted stock units ("RSUs") granted, plus (ii) the number of performance-based restricted stock units ("PSUs") earned, divided by (iii) the weighted average basic common shares outstanding in the year indicated. The Company's burn rate was as follows:

Year	(a) Options Granted [1]	(b) RSUs Granted	(c) PSUs Earned	(d) = (a) + (b) + (c) Total Granted/Earned	(e) Weighted Average Basic Outstanding Granted/Earned	(d) ÷ (e) Burn Rate	Burn Rate Excluding PSUs Earned
2020	-	576,891	183,540	760,431	61,782,262	1.23 %	0.93 %
2021	-	686,166	4,345,601	5,031,767	66,190,528	7.60 %	1.04 %
2022	-	1,144,539	78,194	1,222,733	71,092,681	1.72 %	1.61 %
					3-Year Average	3.52 %	1.19 %

[1]   Options are included in the year granted, rather than earned. Options granted pursuant to the 2018 Award are excluded because they were granted in 2018.

Potential Value that Could be Realized under the 2023 CEO Performance Award

The potential value realizable under the 2023 CEO Performance Award is a function of modelling forward-looking projections of the Company's share price and operational performance and timing of vesting events and option exercises. Due to the inherent uncertainty and variability in those forward-looking projections, it is not possible to reliably forecast the value that would be realized under the 2023 CEO Performance Award.

Nevertheless, the table below depicts the theoretical value, assuming the attainment of all of the applicable stock price goals and operational goals, both in dollar value and as a percentage of total value created, that could be realized by Mr. Smith and Axon shareholders over various vesting scenarios. This table only takes into account the fully diluted share count as of March 27, 2023. It assumes that Mr. Smith exercises options as they vest and become exercisable, subject to the conditions of the 2023 CEO Performance Award. Accordingly, this table should only be used for illustrative purposes, recognizing that option exercises at different points in time or at different future share prices than those assumed in this table could significantly change the maximum value that Mr. Smith would realize from the award over the various vesting scenarios, both in dollar value and as a percentage of total value created.

Tranches Earned	Stock Price Goal	P&L Cost of Compensation [1] (in millions)	CEO Realized Value [2] (in millions)	Shareholder Value Realized [3] (in millions)	% of Shareholder Value Realized By CEO with Award	% of Shareholder Value Realized by Other Shareholders
0	$ 237.40	$ -	$ -	$ 1,600	- %	100.0 %
1	237.50	38	8	1,607	0.5	99.5
2	296.88	78	60	5,966	1.0	99.0
3	371.09	122	171	11,413	1.5	98.5
4	463.87	166	364	18,223	2.0	98.0
5	579.83	210	668	26,735	2.4	97.6
6	724.79	254	1,121	37,375	2.9	97.1
7	905.99	295	1,774	50,675	3.4	96.6
8	1,132.49	333	2,692	67,300	3.8	96.2
9	1,415.61	367	3,964	88,081	4.3	95.7
10	1,769.51	397	5,703	114,058	4.8	95.2

[1] The 2023 CEO Performance Award would result in the recognition of additional stock-based compensation expense over the term of the award as the operational goals become probable of being achieved through the expected date such operational goals are achieved pursuant to FASB Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC 718"). The Company would still recognize stock-based compensation expense based on operational goal achievement, even if stock price goals are not achieved. See the section entitled "Accounting and Tax Considerations—Accounting Considerations", for additional detail. The actual P&L cost of the 2023 CEO Performance Award will not be known until the grant date for accounting purposes, which occurs only if shareholders approve the 2023 CEO Performance Award at the Annual Meeting. As a result, the amounts included in this column are estimates only based on information available as of the time of this proxy statement and may materially change.

[2] The value realized by Mr. Smith is equal to the number of shares subject to the number of Tranches achieved, multiplied by the excess of the assumed market price of the Company's common stock over the Exercise Price. The values shown are pre-tax values and do not estimate the amount of tax payable by Mr. Smith upon any such exercise.

[3] The value realized by shareholders is equal to the number of estimated dilutive shares outstanding, depending on the number of Tranches achieved, multiplied by the excess of the assumed market price of the Company's common stock over the Exercise Price.

Potential Ownership of Securities As a Result of the 2023 CEO Performance Award

As of March 31, 2023, Mr. Smith beneficially owned 2,988,703 shares of the Company's common stock, including 5,934 shares issuable to Mr. Smith upon exercise of options exercisable as of such date. Based on 73,874,062 shares of the Company's common stock outstanding at March 31, 2023, Mr. Smith beneficially owned 4.0% of the outstanding shares of the Company's common stock.

For illustrative purposes only, if (i) all 3,670,030 shares of the Company's common stock subject to stock options under the 2023 CEO Performance Award were to become fully vested, exercised and held by Mr. Smith, (ii) estimated dilution as a result of potential exercises or conversions from the existing employee equity pool were to be considered and (iii) there were no other dilutive events of any kind, Mr. Smith would beneficially own 9% of the outstanding shares of the Company's common stock. However, as noted above in the section "Potential Value that Could be Realized Under the 2023 CEO Performance Award", it is not possible as of the time of this proxy statement to know the exact or true percentage of Mr. Smith's future total ownership of the Company's common stock upon the vesting or exercise of one or more Tranches.

2023 CEO Performance Award Details

Below is an overview of the 2023 CEO Performance Award. This summary is qualified by reference to the full text of the 2023 CEO Performance Award, which is attached as Annex A.

Award Terms	Details
Date of Grant	March 28, 2023
Total Size	3,670,030 shares of Axon common stock, representing 5% of total outstanding shares as of March 27, 2023
Award Type	Nonqualified stock options
Exercise Price	$218.59, which reflects the closing price for a share of the Company's common stock as of the last trading day immediately preceding the Date of Grant
Vesting End Date	March 28, 2033
Expiration Date	March 28, 2038
2023 CEO Performance Award Performance Vesting / Goals	*Stock Price Goals* a. Ten stock price goals b. First Tranche is share price of $237.50; each Tranche thereafter requires an additional increase in share price of 25%, up to a stock price goal of $1,769.51 for the tenth Tranche c. Sustained share price is required for each stock price goal to be met. For each stock price goal to be met, both the trailing six-month average share price and the trailing 30-day average share price must equal or exceed the stock price goal that corresponds to each Tranche *Operational Goals* a. 20 operational goals b. Two types of operational goals: Revenue and Adjusted EBITDA

Operational Milestone Tier	Revenue Goals (millions)	Adjusted EBITDA Goals (millions)
1	$1,513	$378
2	$1,891	$473
3	$2,363	$591
4	$2,954	$739
5	$3,693	$923
6	$4,616	$1,154
7	$5,770	$1,442
8	$7,212	$1,803
9	$9,015	$2,254

10	$11,269	$2,817

* Revenue means, as of any date, the Company's total revenues, as reported by the Company in its financial statements on Forms 10-Q and 10-K filed with the SEC (but without giving effect to any rounding used in reporting the amounts in Forms 10-Q and 10-K), for the previous four consecutive fiscal quarters of the Company, beginning with the Company's first full fiscal quarter ending after the fiscal quarter in which the Date of Grant occurs.

** Adjusted EBITDA means, as of any date, for the previous four consecutive fiscal quarters, the Company's net (loss) income attributable to common stockholders before interest expense, interest and other income (such as dividends), adjusted for one-time or non-recurring items, including gains and losses on investments (inclusive of strategic and non-strategic non-controlling minority investments and joint ventures or similar arrangements), transaction costs related to strategic investments and acquisitions (or divestitures), gains or losses or impairments related to dispositions of businesses, disposals and/or abandonments of intangible assets, disposals or impairment of land, property and/or equipment, restructuring costs (including non-recurring costs related to a reduction in force and/or to closing or exiting facilities), (benefit) provision for income taxes, depreciation and amortization and stock based compensation.

Vesting, Generally

Each Tranche will vest only if both a stock price goal and an operational goal are met. Notwithstanding the foregoing, in no event will attainment of both Revenue and Adjusted EBITDA attributable to the same Operational Milestone Tier count toward the attainment of more than one operational goal in the case of the first five Operational Milestone Tiers (e.g., if Revenue for Tier 1 is achieved, Adjusted EBITDA for Tier 1 cannot count toward achievement of a different Operational Goal; conversely, both Revenue and Adjusted EBITDA for Tier 6 can independently count toward achievement of different Operational Goals).

A stock price goal and an operational goal that are matched together can be achieved at different points in time and vesting will occur at the date the last goal was obtained; provided that the minimum service condition (described below) is also met, in all cases, prior to the Vesting End Date. Subject to any applicable clawback provisions, policies or other forfeiture terms described in the 2023 CEO Performance Award, once a goal is achieved, it is forever deemed achieved for determining the vesting of a Tranche.

Minimum Service Condition; Service-Based Vesting Condition	Vesting is contingent upon Mr. Smith continuing to serve as chief executive officer of the Company (or in a role performing an equivalent function) or executive chairman of the Board (or in a role performing an equivalent function), pursuant to which Mr. Smith may not serve as CEO of any other company and must devote substantially all his working time to Axon, during the performance period. Each Tranche will only vest on the later of (i) the first business day on or following the date that is a number of months after the Date of Grant equal to (A) (x) the number of such Tranche multiplied by 12, divided by (y) two plus (B) 36 and (ii) February 26, 2028 (the "Service-Based Vesting Condition").
Effect of Termination of Employment	Upon a termination due to death or disability, options for which the stock price goals and operational goals (but not the service requirement) have been satisfied will accelerate. Upon a termination without Cause, options will vest solely based on achievement of the stock price goal, without regard to the attainment of the operational goals, plus pro-rata vesting of one additional Tranche based on a

comparison of the six-month share price to the stock price goals. Upon any other termination or on the Vesting End Date, all other unvested options will be forfeited.

Change in Control	Upon a Change in Control, options for which the stock price goal have been achieved based on the transaction price will convert into time-based awards eligible to vest based on the remaining service-based vesting conditions ("Converted Awards"). Converted Awards are subject to "double-trigger" treatment upon a termination by the Company without Cause or for "Good Reason" (as defined in the 2023 CEO Performance Award) within 24 months following a Change in Control.
	The treatment of the 2023 CEO Performance Award upon a Change in Control is intended to align Mr. Smith's interests with Axon's other shareholders with respect to evaluating potential transactions.
	A "Change in Control" is generally defined in the 2023 CEO Performance Award to include (i) an acquisition (other than directly from the Company) by an individual, entity or a group (excluding the Company or an employee benefit plan of the Company) of 30% or more of the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); (ii) a change during any 24 consecutive calendar months in a majority of the Company's current Board (excluding any persons approved by a vote of at least a majority of the Incumbent Board other than in connection with an actual or threatened proxy contest); (iii) the consummation of a merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Business Combination"), unless immediately following such Business Combination (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination, (B) at least a majority of the board of directors of the resulting corporation were members of the Incumbent Board, and (C) no person owns 30% or more of the stock of the resulting corporation, who did not own such stock immediately before the Business Combination; or (iv) shareholder approval of a complete liquidation or dissolution of the Company.
Exercise Requirements	No more than one Tranche will become exercisable in any six-month period (other than upon death or following a Change in Control). The exercise price for any option can be satisfied in cash or such other method permitted by the Compensation Committee in its sole discretion, including a "cashless exercise" arrangement.
Post-Termination Holding Period	20% of shares acquired upon exercise of any Tranche (after giving effect to any shares withheld with respect to the applicable exercise price or tax obligation attributable to such exercise) are required to be held until three years following a termination of employment (other than upon a termination without Cause, due to death or disability or following a Change in Control).
Clawback	The 2023 CEO Performance Award and shares acquired from the exercise of options thereunder will be subject to clawback to the fullest extent required by law, applicable listing standard and any clawback policy adopted by the Company to comply with Rule 10D-1 of the Securities Exchange Act. Notwithstanding whether the Date of Grant occurs prior to the effectiveness of a clawback policy enacted by the Company to comply with Rule 10D-1 of the Securities Exchange Act, it will be

deemed to have been granted immediately thereafter for purposes thereof. In addition, the 2023 CEO Performance Award will be subject to clawback in the event Mr. Smith is terminated by the Company for Cause due to actions or omissions after the Date of Grant that cause material reputational harm to the Company; provided that any recovery in such case will only apply with respect to amounts paid or received in the three-year period prior to Mr. Smith's termination for reputational harm.

Restrictive Covenants	Mr. Smith will be subject to restrictive covenants relating to confidentiality, intellectual property, non-competition, non-solicitation and non-disparagement.
Administration	The 2023 CEO Performance Award will be administered by the Compensation Committee. The Compensation Committee shall have the sole and complete discretion with respect to all matters under the 2023 CEO Performance Award.
Adjustment	In the event of any change in the outstanding shares of stock by reason of a stock dividend or split, recapitalization, liquidation, merger, consolidation, combination, Change in Control, exchange of shares, or other similar corporate change, the Compensation Committee will adjust the number and class of shares subject to the 2023 CEO Performance Award, the applicable performance goals or any other terms affected by such event. In the event of any such transaction, the Compensation Committee may also provide in substitute for the award alternate consideration, including a cash payment in cancelation of the 2023 CEO Performance Award or canceling the award in exchange for the difference between the shares subject to the option and the aggregate exercise price.
Amendment; No Repricing	The 2023 CEO Performance Award may be amended only by a written agreement executed by the Company and Mr. Smith. The Company may not, without the approval of the shareholders, reduce, reprice or take any other action relative to the 2023 CEO Performance Award that would be treated as a repricing under applicable NASDAQ Listing Rules (or the rules of any other exchange on which the stock is then traded) or extend the exercise period of the 2023 CEO Performance Award beyond 15 years from the Date of Grant.
Non-Transferability	Unless otherwise determined by the Compensation Committee, the 2023 CEO Performance Award may not be transferred to any other person except by will or the laws of descent and distribution. The Compensation Committee may, in accordance with applicable law and listing standards, permit the transfer of the 2023 CEO Performance Award and any shares acquired upon the exercise thereof to a family member, trust or partnership or to a charitable organization, in each case for estate planning purposes.

Accounting and Tax Considerations

Accounting Considerations. The Company follows ASC Topic 718 for its stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based compensation awards made to employees and directors based on the grant date "fair value" of these awards. Pursuant to ASC Topic 718, this calculation cannot be made for the 2023 CEO Performance Award prior to the date on which it is approved by the Company's shareholders at the Annual Meeting, which will be the "grant date" for accounting purposes. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the requisite service period. In the case of the 2023 CEO Performance Award the requisite service period is the longest of (i) the Service-Based Vesting Condition, (ii) the expected time to achieve the operational goals and (iii) the estimated time as of the grant date to achieve the stock price goal unless the stock price goal is achieved sooner for each Tranche. Accordingly, the 2023 CEO Performance Award would result in the recognition of additional stock-based compensation expense over the term of the award as the operational goals become probable of being achieved through the expected vesting date determined pursuant to ASC Topic 718. If the operational goal for a Tranche is attained, but the stock price goal is not attained for such Tranche, so that the Tranche is not vested, the stock-based compensation expense for that Tranche is still recognized.

For illustrative purposes only, and using the closing price of an Axon share on March 28, 2023, the grant date of the 2023 CEO Performance Award, the Company expects that the estimated aggregate grant date fair value of all ten Tranches will be approximately $397.0 million. As of date of shareholder approval of the 2023 CEO Performance Award at the Annual Meeting, the Company will update the estimate of the grant date fair value and then assess how many operational goals will be probable of being achieved, which will determine when the portion of the stock-based compensation expense associated with each probable Tranche will commence. This expense will be recognized ratably over the expected vesting period of each respective Tranche. Given the Service-Based Vesting Condition, the expense will be recognized through at least February 26, 2028. The remaining grant date fair value related to any operational goals that are not determined to be probable to be achieved as of the grant date will be recognized if and when those operational goals become probable of being achieved. This expense for each additional Tranche would be recognized ratably over its respective expected vesting period.

Federal Income Tax Considerations. The following is a brief summary of certain of the federal income tax consequences of the 2023 CEO Performance Award based on federal income tax laws in effect on March 31, 2023. The following summary assumes that Mr. Smith remains a U.S. taxpayer. This summary is not intended to be exhaustive and does not describe, among other things, state, local or non-U.S. income and other tax consequences. The specific tax consequences to Mr. Smith will depend upon his future individual circumstances.

Mr. Smith did not recognize taxable income with respect to the 2023 CEO Performance Award at the time of grant nor will he have taxable income from shareholder approval of the award, if such approval occurs. If and when Mr. Smith exercises any portion of the Tranches, he will recognize ordinary income in an amount equal to the difference between the exercise price paid and the fair market value of the share on the date of exercise. Any taxable income recognized by Mr. Smith in connection with the exercise of the Tranches will be subject to tax withholding by us. Any additional gain or loss recognized upon any later disposition of the shares should be capital gain or loss.

Subject to the limitations of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), which generally limits the deductibility of compensation paid to our chief executive officer and other "covered employees" (as defined in Section 162(m) of the Code) to no more than one million dollars each per taxable year, a corresponding deduction will be available to Axon equal to the amount of ordinary income recognized by Mr. Smith.

2023 CEO Performance Award Benefits

Name Principal Position		Grant Date Fair Value [1]	Number of Shares
Patrick W Smith Chief Executive Officer	$	396,987,145	3,670,030
Brittany Bagley Chief Financial Officer and Chief Business Officer		—	—
Joshua Isner Chief Operating Officer		—	—
Jeffrey Kunins Chief Product Officer and Chief Technology Officer		—	—
Executive Group		396,987,145	3,670,030
Non-Employee Director Group		—	—
Non-Executive Officer Employee Group		—	—

[1] Represents the market value of the securities underlying the 2023 CEO Performance Award as of March 28, 2023 (the latest practicable date to determine such amount).

Registration with the Securities and Exchange Commission

If the 2023 CEO Performance Award is approved by shareholders, we expect to file as soon as practicable after the Annual Meeting a Registration Statement on Form S-8 with the Securities and Exchange Commission to register the additional number of shares of common stock that will be issuable pursuant to the Tranches.

Board and Compensation Committee Process

Our Compensation Committee consists of Hadi Partovi (Chair), Adriane Brown, and Michael Garnreiter. During the initial process of designing the 2023 CEO Performance Award, Matthew McBrady also served on the Compensation Committee. Historically, in developing compensation recommendations for Mr. Smith, the Compensation Committee has sought to appropriately compensate Mr. Smith for his contributions to the Company, to further motivate Mr. Smith as a critical driver of the Company's future growth and to further align the compensation and incentives for the Company's executives and employees with the interests of its stockholders. An equity-based award for Mr. Smith and the Company's employees tied to the Company's achievement of certain performance metrics and share prices serves this latter objective to tie future compensation to the creation of significant shareholder value.

During August of 2021, the Chair of the Compensation Committee, met with members of management of the Company, (including Mr. Smith) to discuss the current eXponential Stock Performance Plan (inclusive of the 2018 Award, the "Current XSP Plan"). The participants reviewed the awards for Mr. Smith and the Company's other employees under the Current XSP Plan, a substantial portion of which had vested as of such time, and discussed the potential for a new award for Mr. Smith and the Company's other employees and a renewed ten-year commitment to the Company by Mr. Smith.

On September 13, 2021, the Chair of the Compensation Committee met with members of management (including Mr. Smith) to discuss the Current XSP Plan, the challenges and opportunities available if all of the tranches of the awards under the Current XSP Plan had vested and changes that could be made in any new award program, including, among other things, (i) adding "boxcar" tranches (i.e., new tranches of awards upon the vesting of existing tranches), (ii) changing the metric for the vesting of tranches from the Company's market capitalization to the market price of shares of the Company's common stock, and (iii) removing the operational metrics relating to EBITDA and revenue required for the vesting of tranches. Mr. Smith proposed that the percentage of shares of the Company's common stock granted to Mr. Smith in the 2023 CEO Performance Award be equal to 10% of the outstanding shares of the Company's common stock. Following Mr. Smith's departure from the meeting, the Chair of the Compensation Committee requested the members of management work with representatives of Infinite Equity, an advisor who has provided equity design, valuation, accounting and educational services to the Company over the past four years, to provide a range of options for new award programs for Mr. Smith and the Company's other employees, appropriate milestones for such awards to vest and the overall size of the 2023 CEO Performance Award.

Between September 13, 2021 and November 24, 2021, the Chair of the Compensation Committee and members of management had numerous calls and discussions regarding the overall size of the 2023 CEO Performance Award, the milestones for the vesting of the award, and the participation of officers and employees of the Company in a new performance-based stock incentive plan.

On January 3, 2022, the Compensation Committee held a meeting with members of management in attendance. At the meeting, the Chair of the Compensation Committee and members of management presented proposed terms of a new performance-based stock incentive plan for the Company's employees other than Mr. Smith and the 2023 CEO Performance Award (such plans, together, the "Compensation Plans"), which included, among other things, that: (i) the Compensation Plans would be comprised of ten tranches; (ii) each tranche would require a 20% increase in the market price of shares of the Company's common stock to vest; (iii) certain operational metrics relating to EBITDA and revenue would need to be achieved for a tranche to vest; and (iv) the size of the 2023 CEO Performance Award should equal approximately 5.5% of the outstanding shares of the Company's common stock at the time the award was granted. It was noted that the 2023 CEO Performance Award would be in lieu of awarding Mr. Smith a traditional compensation package (other than the required minimum wage salary for an employee). The Compensation Committee discussed how the operational goals would be calculated and certain considerations that would need to be accounted for in respect of employees other than Mr. Smith in the Compensation Plans. The Compensation Committee then directed the Chair of the Compensation Committee to work with the Company's management and Cravath, Swaine & Moore LLP ("Cravath"), outside counsel to the Company, to further develop the Compensation Plans for the Compensation Committee's consideration.

On January 10, 2022, the Chair of the Compensation Committee met with members of management and representatives of Cravath to discuss the proposed terms of the Compensation Plans.

On January 31, 2022, the Compensation Committee held a meeting to discuss the terms of the Compensation Plans. The Compensation Committee discussed, among other things, the effect of a change in control transaction on the vesting of the awards under the Compensation Plans as well as the operational metrics relating to EBITDA and revenue for the vesting of awards.

On February 2, 2022, the Compensation Committee held a meeting to discuss the Compensation Plans. During the meeting, the Compensation Committee, among other things, considered adding a service-based vesting component to the Compensation Plans. Following the discussion, the Compensation Committee determined to add a service-based vesting condition for each tranche that would be determined using a formula based on the tranche number.

On February 14, 2022, the Compensation Committee held a meeting with representatives of Cravath and Potter Anderson & Corroon LLP ("Potter Anderson") in attendance at the invitation of the Compensation Committee. At the meeting, the Compensation Committee reviewed with the representatives of Cravath and Potter Anderson the contemplated incentive plans, noting that the Compensation Committee was considering two different performance-based stock incentive programs—one plan that would apply to employees and executives of the Company (other than the Chief Executive Officer) who elected to participate therein and the 2023 CEO Performance Award. The representatives of Potter Anderson reviewed with the Compensation Committee members their fiduciary duties under Delaware law and the process by which Potter Anderson would formulate views on the independence and disinterestedness of each member of the Compensation Committee with respect to evaluating the Compensation Plans. The Compensation Committee also discussed engaging a lead, independent compensation consultant and the timing for the consideration of the Compensation Plans and the desire for alignment between a performance-based incentive plan for the Company's other employees and the 2023 CEO Performance Award to ensure that the Company's executives and employees would be similarly incentivized to create long-term value for the Company and its shareholders.

On February 16, 2022, the Compensation Committee engaged Potter Anderson as independent Delaware counsel based upon, among other things, Potter Anderson's qualifications and lack of any actual or potential conflicts of interest with respect the Compensation Plans as well as Potter Anderson's experience and expertise with transactions involving potential conflicts of interest, special and other independent committees of board of directors, and corporate governance matters under Delaware law.

Between February 16, 2022 and February 18, 2022, Potter Anderson conducted interviews with each member of the Compensation Committee regarding such person's independence and disinterestedness in respect of the Compensation Plans. During Mr. McBrady's interview, Mr. McBrady discussed his long-standing social relationship with Mr. Smith. Following the interview and out of an abundance of caution, Mr. McBrady determined that, given his social relationship with Mr. Smith, it was appropriate to resign from the Compensation Committee effective March 10, 2022.

On February 17, 2022, the Compensation Committee held a meeting with representatives of Cravath and Potter Anderson in attendance at the invitation of the Compensation Committee. At the meeting, the Compensation Committee discussed, among other things, the engagement of a compensation consultant. Following the discussion, the Compensation Committee delegated to the Chair of the Compensation Committee the authority to identify and interview compensation consultant candidates.

Between February 17, 2022 and March 10, 2022, the Chair of the Compensation Committee met with representatives of three compensation consulting firms for the purpose of interviewing such firms to serve as the Compensation Committee's leading, independent compensation consultant in connection with its consideration of the Compensation Plans.

On March 10, 2022, the Compensation Committee held a meeting with the Company's Chief Legal Officer and representatives of Infinite Equity and Potter Anderson in attendance at the invitation of the Compensation Committee. The Chair of the Compensation Committee reported on the interviews with the compensation consulting firms. Following the report, the Compensation Committee determined to engage Semler Brossy Consulting Group, LLC ("Semler Brossy") based upon, among other things, Semler Brossy's qualifications and experience with non-traditional equity compensation awards, subject to satisfactory negotiation of an engagement letter.

The representative of Potter Anderson reviewed with the Compensation Committee the standards for disinterestedness and independence under Delaware law. The Compensation Committee reviewed with Potter Anderson the findings from its interviews, including that Mr. Partovi and Mr. Smith attended the same college for a year and periodically socialize. Following the discussion, taking into consideration input from Potter Anderson, the Compensation Committee determined that each member of the Compensation Committee was independent and disinterested in respect of the Compensation Plans.

On March 16, 2022, the Compensation Committee engaged Semler Brossy to serve as its independent compensation consultant.

On March 17, 2022, the Compensation Committee held a meeting with representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. At the meeting, the Compensation Committee reviewed with Semler Brossy a high-level summary, and identified goals of, the Compensation Plans. The Compensation Committee, Infinite Equity and Semler Brossy discussed the appropriate share price and operational metrics applicable for each tranche, the service-based vesting condition for each tranche and potential "boxcar tranches" (i.e., to add new tranches of awards upon the vesting of existing tranches). The Compensation Committee also discussed with Infinite Equity and Semler Brossy a proposed "moonshot" tranche for the Compensation Plans, which would focus on the Company's moonshot goal of reducing the number of fatal officer-involved shootings across the United States by 50%. On March 17, 2022, the Compensation Committee also reported to the full Board at its meeting regarding, among other things, progress on the Compensation Plans.

On April 19, 2022, the Compensation Committee held a meeting with representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the representatives of Semler Brossy presented an assessment of proposed terms for the Compensation Plans, with an emphasis on the 2023 CEO Performance Award. The representatives of Semler Brossy, Infinite Equity and Potter Anderson led the Compensation Committee in a discussion regarding the material terms of the Compensation Plans, including the quantum of the awards to be granted under the 2023 CEO Performance Award, the share price and operational metrics for vesting tranches of awards, the holding period required after a tranche is exercised, the change of control vesting conditions and the service-based vesting conditions. During the discussion, the representatives of Semler Brossy provided the Compensation Committee with an assessment of the then-current terms of the 2023 CEO Performance Award and advised the Compensation Committee on potential revisions to the material terms of the 2023 CEO Performance Award, including, among other things, adding a relative total shareholder return ("rTSR") condition to the share price metrics or including a feature that "turns off" lower tranches after a period of time and revisions to the holding requirements. Following the discussion, the Compensation Committee determined that the 2023 CEO Performance Award should include a holding requirement of 2.5 years for all exercised tranches (not just the most recently exercised tranche). The Compensation Committee also discussed adding a provision to permit the Company to clawback earned shares under the 2023 CEO Performance Award in the event of a "with cause" termination if there is reputational harm to the Company or a financial restatement that results in the Company's performance being below a previously achieved operational hurdle and revising the change of control provision to provide a "double trigger" vesting requirement such that the acceleration of vesting in the event of a change in control event will occur only upon a termination "without cause" or for "good reason" within 24 months following the change in control (as opposed to a single trigger vesting provision upon a change in control).

On April 21, 2022, the Compensation Committee held a meeting with representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the members of the Compensation Committee discussed with representatives of Semler Brossy and Potter Anderson the proposed revisions to the Compensation Plans that were raised in the Compensation Committee meeting held on April 19, 2022. The representatives of Semler Brossy reviewed with the Compensation Committee alternative structures for the service-based condition and the rTSR condition, among other things. Following the discussion, the Compensation Committee determined to propose the following revisions to the 2023 CEO Performance Award: (i) revise the service-based vesting condition to provide that a tranche (other than the "moonshot" tranche) would not vest until the later of (a) $n/2 + 3$ years, where "n" is equal to the tranche number and (b) February 26, 2028, the ten-year anniversary of the 2018 Award; (ii) add a rTSR condition providing that upon achieving the applicable share price for a tranche, if the Company's performance did not exceed the 65th percentile of the S&P 500 and S&P 400 companies, then only 80% of the awards underlying such tranche would vest and if both the rTSR and share price metric were later achieved, then the remaining 20% of such shares would vest at that time; and (iii) add a requirement that Mr. Smith hold at least 20% of his earned and exercised awards for three years following his retirement. The representatives of Potter Anderson also reviewed the current litigation landscape in respect of similar special performance-based equity awards to executive officers.

On May 10, 2022, the Compensation Committee held a meeting with members of management (excluding Mr. Smith) and representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the Compensation Committee discussed with the members of management and its advisors the "moonshot" tranche for the Compensation Plans, which would focus on the moonshot goal of the Company: reducing the number of fatal officer-involved shootings across the United States by 50%. The representatives of Potter Anderson and the members of the Compensation Committee reviewed the benefits of the "moonshot" tranche to the Company, including, among other things, that the tranche was expected to motivate employees to innovate and develop new products for the Company. The members of management led a discussion regarding the potential inputs to determine whether the "moonshot" tranche metrics had been achieved, including, among other things, (i) which law enforcement agencies should be included in determining the number of fatal officer-involved shootings, (ii) the definition of a fatal officer-involved shooting, including the definition of a "lethal weapon"; and (iii) whether an officer involved in a fatal officer-involved shooting must be full-time or may be part-time. After discussion, the Compensation Committee determined to propose that: (i) all law enforcement agencies in the United States should be included in the calculation; (ii) the definition of a fatal officer-involved shooting would include deaths resulting from the discharge of an officer's weapon as well as the death of an officer resulting from the discharge of a civilian's weapon, and the definition of "lethal weapon" should include lethal firearms and should exclude tasers and rubber bullets; and (iii) all officers, both full-time and part-time, should be included in the calculation. The members of management and the Compensation Committee discussed how the Company planned to track the number of fatal officer-involved shootings to determine whether the metric for the "moonshot" tranche had been achieved. The Compensation Committee also discussed whether there should be a graduated approach to the "moonshot" tranche.

On May 12, 2022, the Compensation Committee held a meeting with representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the Compensation Committee discussed the terms of the "moonshot" tranche and whether there should be a graduated approach to such tranche. The Compensation Committee and its advisors discussed, among other things, (i) vesting of a portion of the awards upon reaching certain milestones in the reduction of fatal officer-involved shootings, (ii) the measurement period for determining if a milestone had been achieved, (iii) the possibility that certain outside factors that were not related to the Company or its products could affect the number of fatal office-involved shootings, and (iv) the fact that the "moonshot" tranche is intended as an ESG initiative. The representatives of Semler Brossy also reviewed with the Compensation Committee compensation an analysis it had prepared in April 2022 of opportunities for peer company chief executive officers over a forward-looking ten year period and how such compensation opportunities compared to the 2023 CEO Performance Award. The Compensation Committee also discussed the possibility of "boxcar" tranches for the Compensation Plans and determined that the Company should commit to not adding any "boxcar" tranches to the Compensation Plans until, at a minimum, the metrics for the third tranche of the Compensation Plans had been satisfied. Finally, the representatives of Semler Brossy reviewed with the Compensation Committee the exercise price of the stock options awarded to Mr. Smith if the stock options were issued on such day and how such price compared to the historical trading price of the Company.

On May 19, 2022, at the direction of the Compensation Committee, representatives of Infinite Equity delivered to Mr. Smith and representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), counsel to Mr. Smith, a proposal containing the terms discussed at the Compensation Committee meetings held on April 19, 2022 and April 21, 2022.

On May 20, 2022, the Compensation Committee reported to the full Board at its meeting regarding, among other things, progress on the Compensation Plans.

On June 2, 2022, the representatives of Skadden contacted representatives of Infinite Equity to deliver feedback on the proposed revisions to the 2023 CEO Performance Award, which included Mr. Smith's desire to: (i) revise the service-based vesting condition to provide that stock options may not vest until the later of (a) n/2 + 2 years, where "n" is equal to the tranche number and (b) February 26, 2026; (ii) with respect to the rTSR condition, either (x) remove the condition in its entirety or (y) reduce the percentile of the S&P 500 and S&P 400 companies to the 60th percentile and revise the measurement period to the better of (I) "Since Grant" or (II) the most recent three years; (iii) revise the holding period from a "post-exercise" period to a "post-vest date" period; and (iv) add a provision providing for the acceleration of the stock options upon Mr. Smith's death or disability to the extent that the performance-based conditions for the tranche have been met. In addition, the representatives of Skadden indicated a preference that the definition of "reputational harm" set forth in the provision permitting the Company to clawback stock options and shares obtained in exercise thereof be based on statutory or other objective and determinable facts.

On July 7, 2022, the Compensation Committee held a meeting with representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the Compensation Committee and its advisors reviewed and discussed the feedback received from the representatives of Skadden on June 2, 2022. The Compensation Committee determined to (i) accept the proposed revisions to the holding period from a "post-exercise" period to a "post-vest date" period and (ii) accept the provision permitting acceleration of Mr. Smith's stock options upon his death or disability to the extent the performance-based vesting conditions applicable to a tranche had been achieved. The Compensation Committee also discussed with its advisors the status of negotiations with Mr. Smith's counsel. Following the discussion, the Compensation Committee determined to reject the proposed revisions to the service-based vesting condition and the rTSR condition but discussed certain revisions to the rTSR condition and the service-based vesting condition that the Compensation Committee would be willing to accept. The Compensation Committee also reviewed the request regarding the definition of "reputational harm" for purposes of the clawback provision, which the Compensation Committee viewed as reasonable. The Compensation Committee then authorized the Chair of the Compensation Committee to contact Mr. Smith to deliver the Compensation Committee's counterproposal and negotiate the remaining materials terms in accordance with the foregoing determinations. The Compensation Committee and its advisors also discussed the potential timing for the approval of the 2023 CEO Performance Award and potential alternative structures in respect of the "moonshot" tranche.

In mid-July 2022, the Chair of the Compensation Committee and Mr. Smith met, during which time the Chair of the Compensation Committee delivered the counterproposal discussed at the Compensation Committee meeting on July 7, 2022.

On September 6, 2022, the Chair of the Compensation Committee and Mr. Smith met to discuss the Compensation Committee's most recent proposal with representatives of Infinite Equity, Potter Anderson and Skadden present. During the meeting, the Chair of the Compensation Committee and Mr. Smith discussed the Compensation Committee's counterproposal, including the rationale for the rTSR condition and the service-based vesting conditions. The participants also discussed the appropriate triggers for a clawback provision and the timing of the potential approval of the 2023 CEO Performance Award.

On September 7, 2022, representatives of Skadden contacted representatives of Infinite Equity to request that the rTSR condition be revised to reduce the performance percentile to the 60th percentile of S&P 500 and S&P 400 companies and reduce the percentage of stock options that would remained unvested if the rTSR condition was not met when the other metrics for such tranche had been achieved from 20% to 10%. The representative of Skadden also indicated that Mr. Smith had accepted the Compensation Committee's proposal in respect of the service-based vesting condition.

On September 8, 2022, the Chair of the Compensation Committee and Mr. Smith met to further discuss the Compensation Committee's counterproposal. The participants agreed that, with respect to the rTSR condition, the performance percentile would remain at the 65th percentile of S&P 500 and the S&P 400 companies and the percentage of stock options that would remained unvested if the rTSR condition was not met when the other metrics had been achieved from 20% to 15%. The parties also discussed, among other things, the structure and inclusion of the "moonshot" tranche.

On September 28, 2022, the Compensation Committee held a meeting with members of management (excluding Mr. Smith) and representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the Compensation Committee discussed with management the implications of the 2023 CEO Performance Award on the Company's "burn rate." The Compensation Committee also considered the appropriate form for any awards granted under the 2023 CEO Performance Award and determined that any awards granted to Mr. Smith under the 2023 CEO Performance Award should be in the form of stock options. The Compensation Committee discussed the status of the Compensation Plans and the Company's current position and determined to postpone further consideration of the Compensation Plans.

On August 18, 2022 and November 17, 2022, the Compensation Committee reported to the full Board at its meetings regarding, among other things, progress on the Compensation Plans.

On January 9, 2023, the Chair of the Compensation Committee met with members of management (excluding Mr. Smith) and representatives of Infinite Equity, Semler Brossy and Potter Anderson to discuss the 2023 CEO Performance Award. During the meeting, the participants discussed the timing for the 2023 CEO Performance Award, the rationale for the 2023 CEO Performance Award and how the 2023 CEO Performance Award was intended to incentivize Mr. Smith moving forward. The participants also discussed the level of dilution that would result from the vesting of the tranches set forth in the 2023 CEO Performance Award together with the other equity compensation anticipated for other employees of the Company. The members of management also reviewed recent feedback that had been received from the Company's shareholders during ordinary course discussions.

On February 14, 2023, the Compensation Committee held a meeting with members of management (excluding Mr. Smith) and representatives of Infinite Equity, Semler Brossy and Potter Anderson in attendance at the invitation of the Compensation Committee. During the meeting, the Compensation Committee and members of management discussed the terms of the 2023 CEO Performance Award and the timing for the 2023 CEO Performance Award. The members of management proposed certain revisions to the vesting conditions for the 2023 CEO Performance Award (which had not previously been discussed with Mr. Smith), including (i) limiting the number of tranches that Mr. Smith may exercise during any twelve-month period to one or two tranches, (ii) separating the operational metrics for revenue and EBITDA for each individual tranche such that only one operational tranche could count toward achievement of a given tranche, (iii) increasing the growth required between each milestone to be 26% for each of share price, revenue, and EBITDA, (iv) increasing all EBITDA goals to imply a 25% EBITDA margin relative to revenue goals for each tranche, (v) removing the rTSR condition, and (vi) ensuring that the definition of EBITDA excluded any gains/losses attributable to mark to market investments and the impact of any future one-time events. The Compensation Committee reviewed with its advisors each of the operational, performance-based, time-based and service-based conditions for the vesting of tranches under the 2023 CEO Performance Award. After discussion, the Compensation Committee determined to accept management's proposals either as presented or modified, including that Mr. Smith may not exercise more than one tranche in any six-month period. In making such determination, the Compensation Committee viewed management's proposals as making the required conditions for vesting more difficult to achieve overall. The Compensation Committee also determined that Mr. Smith would be required to be in the position of chief executive officer or executive chairman of the Company (or similar role) for tranches to vest. Following these determinations, the Compensation Committee authorized the Chair of the Compensation Committee to negotiate these conditions with Mr. Smith, subject to certain parameters. The Compensation Committee also determined the parties should work towards finalizing the 2023 CEO Performance Award so that it could be submitted to the shareholders of the Company at the Annual Meeting, if appropriate.

On February 21, 2023, the Chair of the Compensation Committee, Mr. Smith and representatives of Skadden, Potter Anderson and Infinite Equity met to discuss the Compensation Committee's proposed revisions to the 2023 CEO Performance Award. During the discussion, the participants discussed support for the overall structure of the 2023 CEO Performance Award and the need to increase the difficulty of the program in order to be responsive to shareholder feedback. The parties negotiated secondary provisions including the number of operational metrics eligible at each tier, the exercise timing limitation, the clawback provision, and the treatment of the award upon various separation of service events.

On February 27, 2023, the Board held a meeting with members of management and representatives of Infinite Equity and Potter Anderson in attendance to discuss, among other things, the **2023** CEO Performance Award and the proposed "moonshot" tranche. During the meeting, the terms of the CEO Performance Award were reviewed, and Mr. Smith provided his views on the 2023 CEO Performance Award. Following Mr. Smith's departure from the meeting, further discussion ensued regarding the 2023 CEO Performance Award and the "moonshot" tranche and how the shareholders of the Company may view the 2023 CEO Performance Award and the "moonshot" tranche. The Board also received from the Compensation Committee a report on its progress on the Compensation Plans.

Following a series of discussions among the members of the Compensation Committee and its advisors, on March 9, 2023, the Compensation Committee determined to request additional conditions to the service-based vesting conditions for the 2023 CEO Performance Award, including that (i) Mr. Smith must spend the substantial majority of his professional time with the Company, (ii) Mr. Smith may not act as the chief executive officer of any operating company (other than certain investment entities or grant-making foundations), and (iii) Mr. Smith may not join any other board of directors of any other for-profit entity without the approval of the Board. Mr. Smith and his counsel accepted these additional conditions.

On March 17, 2023, the Board held a meeting with members of management (including Mr. Smith) and representatives of Potter Anderson and Infinite Equity. During the meeting, the participants discussed, among other things, then-recent changes to the 2023 CEO Performance Award and differences between the 2023 CEO Performance Award and the Current XSP Plan. The Board determined to vote to approve only the 2023 CEO Performance Award and determined not to proceed with approving a performance-based stock incentive plan for the Company's other employees. In addition, the Board determined not to include in the 2023 CEO Performance Award the "moonshot" tranche.

On March 28, 2023, the Board held a meeting with representatives of Infinite Equity and Cravath to discuss the proposed final terms of the 2023 CEO Performance Award. Following discussion, the Board determined to approve and grant the 2023 CEO Performance Award, subject to shareholder approval at the Annual Meeting.

The Board of Directors recommends a vote <u>FOR</u> the approval of the 2023 CEO Performance Award.

Vote Required

For Proposal No. 5, assuming the existence of a quorum, the affirmative vote of a majority of the total votes properly cast for or against the proposal, in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes will have no impact on this proposal if a quorum is present.

In addition, Mr. Smith has expressed his intent to abstain from voting on the 2023 CEO Performance Award. Given an abstention will have no effect on the 2023 CEO Performance Award, assuming the existence of a quorum, the proposal to approve the 2023 CEO Performance Award will effectively require the affirmative vote of a majority of the votes properly cast for or against the proposal by the holders of shares of common stock, other than Mr. Smith, in person or by proxy at the Annual Meeting.

PROPOSAL NO. 6 – SHAREHOLDER PROPOSAL TO DISCONTINUE THE DEVELOPMENT OF A NON-LETHAL TASER DRONE SYSTEM

Axon has been advised that the Jubitz Foundation, intends to submit the following proposal at the Annual Meeting:

RESOLVED: Shareholders of Axon Enterprise, Inc. ("Company"), in recognition of the public safety and human and civil rights issues raised by former members of the Axon AI Ethics Board and multiple organizations, request that our Company discontinue the development and plans for sale of a remotely-operated, non-lethal TASER drone system.

Supporting Statement: Axon is a public safety technology company most known for developing Taser electroshock weapons and body cameras. In May 2022, a two-thirds majority of Axon's AI Ethics Board voted to advise the Company not to develop Taser-equipped drones for a limited pilot program with law enforcement. The board expressed "serious concerns around Taser misuse and the possibility that the deployment of weaponized drones and robots could increase the rate at which force is used," particularly on people of color.

Weeks later, Axon announced its intention to embed Taser-equipped drones in schools and other public spaces. Axon proposed using AI surveillance, algorithmic predictors, and virtual reality simulations to stop mass shootings. Axon did not seek meaningful input from its in-house Community Advisory Coalition, AI Ethics Board, or Vice President of Community Impact prior to the announcement. It did not put forth a considered proposal, but instead linked to CEO Rick Smith's graphic novel for details.

The AI Ethics Board consequently denounced Axon's decision, given that the project was a "notable expansion" of what the Board had already evaluated and firmly rejected. Nine of the thirteen AI Ethics Board members resigned, stating they had "lost faith in Axon's ability to be a responsible partner."

Substantial evidence supports the AI Ethics Board's concerns. Police use of Tasers has killed over 500 people since 2010. Exposing students to constant surveillance is a violation of privacy, and AI tools have a track record of perpetuating racial disparities and subjecting innocents to undue harm. Gun- detecting AI scanners deployed in schools routinely flag laptops as threats but fail to detect common handguns. AI-powered aggression detectors installed in schools routinely flag innocent behavior, like coughing, while failing to detect screams. With Tasers involved, routine automated errors of this kind could result in serious physical harm.

Axon temporarily paused the project in response to the resignations, but Smith has since admitted the Company is still pursuing it. Axon has now replaced both the Community Advisory Coalition and the AI Ethics Board with a new advisory council, which Smith still does not commit to heeding.

The rollout of this proposal demonstrates a tremendous failure of management's self-governance procedures, exposing Axon to reputational damage. Moving forward risks exposing the company to litigation and financial costs as it puts the physical and psychological safety of children and others at risk. Given these risks, Axon's plan to develop Taser-equipped drones for use in public settings renders the Company vulnerable to further erosion of its reputation as a trusted developer of transformative technology for public safety.

Statement in Opposition to Proposal No. 6

Axon believes that the proposal fails to appreciate Axon's mission to protect life and how our development projects directly advance this goal. We also believe the proposal inappropriately seeks to constrain our efforts to explore creative solutions to advancing our mission and asserts gross inaccuracies about TASER devices. Accordingly, we urge our shareholders to vote against this proposal.

CEO Rick Smith founded Axon in 1993 with a mission to protect life. The Jubitz Foundation's published mission, "to enhance the communities in which we live by strengthening families, by respecting the natural environment, and by fostering peace," is very much aligned with Axon's mission and vision for the future. Axon welcomes the opportunity to remediate the misperception driving the investor's concern, and believes a mutual common goal exists between the company and all stakeholders, including shareholders. Given that the Jubitz Foundation declined multiple offers for a meeting with Mr. Smith, who wrote the 2019 book, "The End of Killing," we present that remediation here.

Robotic Security Saves Lives

Axon views both robotics and drone technology, first and foremost, as a way to extend visibility and communications for first responders. Our Axon Air end-to-end drone solution leverages technology to improve outcomes for public safety. Drones are already playing an increasingly important role in search and rescue, natural disaster response, crime and accident scene reconstruction, and a new category known as DFR, or "drone as a first responder." Drones also provide a first line of communication that can start the de-escalation process remotely.

Today, less than 20% of U.S. state and local law enforcement agencies have implemented drone programs, and we are already seeing growing benefits to the public. Recently, in Bullitt County, KY, for example, a drone helped find a missing person within 15 minutes. Drones deployed to dangerous scenes have granted public safety improved situational awareness and have limited the need for use of force. Drones are also supplementing officer capacity and serving as a personnel multiplier — allowing faster 9-1-1 response times. Chula Vista Police Department, which deployed the nation's first DFR program, was able to reduce average emergency response time to under two minutes, less than half the national average for ground-based units. The agency's DFR mission count now exceeds 14,000 — about 25% of which were resolved without the need to deploy ground units.

Axon also utilizes drones as part of Axon Aid, our charitable disaster recovery program supporting first responders. At no cost to the public, Axon deploys an aid team who delivers critical supplies and helps first responders assess damage. We founded Axon Aid in the wake of Hurricane Florence (2018), where Axon-operated drones enabled first responders to survey a wide area and more quickly direct resources to locations in need. After a natural disaster, the ground can become impassable. Drones are increasingly supplementing search and rescue, alongside helicopters and water vessels, and helping to save lives.

Axon Will Never Build Lethal Drones

To be clear, we have thus described drones carrying primarily communications and visibility payloads only, or unarmed drones. When we turn our attention to the current state of the market regarding armed drones, we find that the use of force capabilities today are almost entirely lethal.

Much like the existence of firearms, lethal drones already exist, and we did not invent them. However, it is Axon's philosophy that there should be less-lethal alternatives. Axon is working to reduce violence and displace lethal uses of force with less-lethal alternatives that can save — rather than take — lives. We believe making available less-lethal drones is critical to reducing the societal acceptance of the manufacture, sale and distribution of lethal drones.

Axon will never design, produce or ship an armed lethal force drone, or any other technology intended or readily usable for lethal force.

Moonshot Goal to Cut Gun-Related Deaths

In October 2022, Axon publicly committed to a moonshot goal to cut gun-related deaths between police and the public by 50% by 2033, and we have begun building a strong coalition of prominent public safety and community leaders to be a part of making this goal a reality.

We carry an ethical responsibility to explore how longer range and remotely operable robotic systems can advance this moonshot goal. Based on our analysis of the Washington Post's dataset of fatal officer involved shootings, we estimate that a more effective, longer range handheld TASER device has the potential to reduce fatal officer involved shootings by around 40%. When we run this same analysis looking at instances where police could have utilized a less-lethal capable drone, we estimate that a drone could likely have been used instead of lethal force in 57% of these fatal shootings. When we combine an advanced handheld TASER device together with remotely operated drone and robotic capabilities, we estimate that up to 72% of fatal shootings might be averted.

We see it as a moral imperative to find more humane, more effective, and more carefully controlled approaches to stopping acts of extreme violence. When central command observes a highly dangerous event unfolding, what actions can be taken immediately and safely without requiring the time and risk of waiting for heavily armed people with lethal weapons to deploy to the scene?

Today, the only option to stop a person with a gun is to send in more people with more guns and resolve the situation with a gun fight. That is the current state of the world that we aim to improve. And on a longer time horizon, Axon sees opportunities to use robotics to change the nature of not only policing, but also geopolitical warfare — not to industrialize killing, but to industrialize not killing — enabling security operations without loss of life.

How Axon Addresses Misuse

We believe the public understands the potential benefits of robotics technology and would want us to pursue these projects while working on features that lessen the risk of misuse. Our research indicates the U.S. public is largely receptive to the idea of drones that carry a payload that could deliver neuro-muscular incapacitation, such as a TASER-equipped drone. Axon conducted a survey on perceptions of this technology and found that among about 2,500 individuals surveyed, people supported the concept of a TASER-equipped drone by a wide margin of more than 6 to 1 — with 69% of people liking the concept versus 12% disliking it, and the rest being neutral. We also found that favorability was largely consistent across race, ethnicity and political affiliations. Notably, our survey provider slightly oversampled non-white adults to ensure representation from communities most affected by policing strategies.[1]

To the extent the public has concerns about TASER-equipped drones, it is nearly entirely regarding the potential for misuse. These are concerns we share, and which can be addressed with technology. In fact, the most frequent criticism of TASER technology of any kind is the potential for misuse.

We rigorously address misuse concerns through product design and continuous innovation. Not only do we make the market's leading less-lethal force option (TASER devices), we are also the leading provider of technology to help avoid misuse — body cameras. Axon began investing in body camera technology in 2008 to provide transparency, accountability and oversight — and continued to invest for 10 years before we finally made a profit, because we were committed to building a better future. Today, our body cameras work together with drone technology and other devices to give a real-time look into any unfolding situation, sending live-streaming video and alert signals over cellular networks back to central command.

Our entire product suite embodies ethical design. On drone technology specifically, Axon built accountability into our Axon Air product from the ground up and has set the standard for ethical practice when utilizing drone technology in public safety. We are also investing to develop the ethical use framework implemented in rigorous technological controls in parallel to the underlying less-lethal payloads and robotic systems. For example, our draft "laws of first responder robotics" mandates that all force decisions must be made by an authenticated human operator who has accepted legal and moral responsibility for the decision to use force. We will be refining and developing these ethical use frameworks and controls in collaboration with our Ethics and Equity Advisory Council (EEAC), as well as with key customers and their ethics and human rights advisory relationships.

As of today, Axon has not shipped any product that puts a TASER payload on a drone. It is our position, however, that such technology should be developed, and we believe there is no organization in the world better suited to develop it the right way than Axon.

Commitment to Being a Force for Good

When we build for the future, we collaborate with our trusted constituencies. We work with governments, city councils, public safety, industry partners, legislators and policy makers, and community advocates to garner insight as we innovate. We also engage with our valued EEAC, who routinely provides feedback throughout the product design process, helping us ensure that we are investing to build a future that we all want to live in.

We believe our management is in the best position to weigh the many different tradeoffs that come from the development of any new product. Therefore, we believe our shareholders should resoundingly reject any proposal that would introduce unnecessary limitations over management's research and development decisions or limit Axon's future product road map. To discontinue the development of a particular application of technology represents a detrimental restraint, given the interconnected nature of what we develop and the fact that researching and developing solutions to engineering problems produces work that is shared among our diverse product portfolio. Robotic security, for example, represents a growing segment of the public safety technology market that is on the cusp of growing adoption, and an area of active investment. Axon has an obligation to all stakeholders to remain a public safety technology leader and provide the safest, most effective applications.

To expand upon the governance point, the proposal relates to Axon's ordinary business operations and seeks to micromanage our business. The proposal aims to restrict and circumscribe the types of products and services Axon offers, thereby seeking to replace the judgment of management with that of the shareholders. The decision of whether to create and roll out a new product is so fundamental to management's ability to run the company on a day-to-day basis that it cannot be subject to shareholder oversight, as it would undermine our business model and impinge on how management operates the business. As we have outlined, our management team has the necessary capability and knowledge to evaluate the particular facts and circumstances of our business operations to make the appropriate decisions regarding which products to develop.

Further, we respectfully point out that the shareholder proposal is founded on serious misconceptions about TASER devices and how frequently they are misused. TASER devices have been used in an estimated 300,000 instances where law enforcement would have been justified to use lethal force, each time offering society an option to save a life. Over 900 independent science and medical studies and resource materials have demonstrated that TASER technology is the safest less-lethal use-of-force option available in the world today. We also estimate that, since inception, TASER devices have been deployed approximately 5.2 million times, with little to no injury resulting from the vast majority of uses. Independent studies show an injury rate of less than 1% and a risk of death of less than 0.25%. [2]

Axon strongly disputes any allegations that TASER devices have been responsible for over 500 deaths. Such assertions are not grounded in fact and ignore details related to medically determined causes of death, lack scientific understanding of TASER device functionality and its de minimis impact on the human body, and fail to represent the net benefit of TASER devices, particularly in those countless definitive outcomes where a TASER device helped save a life.

In Conclusion

The future of policing will include more robotic security and we will continue to innovate. We wholeheartedly support drones as a force for good when deployed in an ethical manner. And the potential harms of new technology must be mitigated, while still allowing society to realize the benefits. We are proud of our history of introducing ethical controls and new standards of accountability. We introduced the first weapons with firing logs to hold users accountable. We introduced the concept of body cameras to record the truth of what happens in critical incidents. And we believe there is no organization in the world better suited to lead the development of the right oversight and ethics controls to enable the use of remotely operated less-lethal systems to save lives and reduce the use of killing as a blunt instrument when there can be new, better, and safer approaches.

The shareholder proposal does not compare a proposed new technology to the current state of the world and ask if it will be, on balance, an improvement. Instead, the shareholder proposal, and the reasoning behind it, evaluates proposed technology under the false veil of a perfect world where weapons should not be necessary at all. We are at a powerful moment in the history of weaponry, with the opportunity to bring sanctioned killing to a decisive and necessary end. The story of violence is as old as the story of humanity. Axon is writing a new chapter. The future is less lethal.

Sources:

[1] Dynata, (2022). TASER-Equipped Drone Study [2,502 individuals over the age of 18 in the U.S. surveyed, July 2022].

[2] U.S. Department of Justice, Wake Forest University, U.S. National Institute of Health, (2009). Injury Profile of Conducted Electrical Weapons Used by Law Enforcement Officers Against Criminal Suspects; U.S. Department of Justice, (2011). Laub, J. Study of Deaths Following Electro Muscular Disruption.

The Board of Directors recommends a vote <u>AGAINST</u> the approval of Proposal No. 6.

Vote Required

For Proposal No. 6, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal, in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes will have no impact on this proposal if a quorum is present.

OTHER MATTERS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this proxy statement that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, wherever they occur in this proxy statement, are necessarily estimates reflecting the best judgment of the management of Axon and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement.

Words such as "estimate," "project," "plan," "intend," "expect," "anticipate," "believe," "would," "should," "could" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Axon's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which accompanies this proxy statement.

Axon undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. In the event that Axon does update any forward-looking statement, no inference should be made that Axon will make additional updates with respect to that statement, related matters or any other forward-looking statements.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in the Company's proxy materials for the 2024 Annual Meeting of Shareholders, a proposal intended to be presented by a shareholder for action at that meeting must, in addition to complying with the shareholder eligibility and other requirements of the SEC's rules governing such proposals, be received not later than December 22, 2023 by the Corporate Secretary of the Company at the Company's principal executive offices, 17800 North 85th Street, Scottsdale, Arizona 85255.

Shareholders may bring business before an annual meeting of shareholders that is not submitted for inclusion in the Company's proxy materials (including the nomination of any person to be elected as a director) only if the shareholder proceeds in compliance with the Company's bylaws. For business to be properly brought before an annual meeting of shareholders by a shareholder that is not submitted for inclusion in the Company's proxy materials (including the nomination of any person to be elected as a director), notice of the proposed business must be given to the Corporate Secretary of the Company in writing no later than 60 days before the annual meeting of shareholders or (if later) ten days after the first public notice of the meeting is sent to shareholders.

The notice to the Company's Corporate Secretary must set forth as to each matter that the shareholder proposes to bring before the meeting: (a) the nature of the proposed business with reasonable particularity, including the exact text of any proposal to be presented for adoption, and the reasons for conducting that business at the annual meeting; (b) the shareholder's name and address as they appear on the records of the Company, business address and telephone number, residence address and telephone number, and the number of shares of common stock of the Company directly or beneficially owned by the shareholder; (c) any interest of the shareholder in the proposed business; (d) the name or names of each person nominated by the shareholder to be elected or re-elected as a director, if any; and (e) with respect to any such director nominee, the nominee's name, business address and telephone number, residence address and telephone number, the number of shares of common stock of the Company, if any, directly or beneficially owned by the nominee, all information relating to the nominee that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, under Regulation 14A of the Exchange Act or successor regulation, and a letter signed by the nominee stating the nominee's acceptance of the nomination, the nominee's intention to serve as a director if elected and consenting to being named as a nominee for director in any proxy statement relating to such election. In addition, to comply with the universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than Company nominees must provide notice to the Company that sets forth the information required by Rule l4a-19 under the Exchange Act no later than February 21, 2024.

The presiding officer at any annual meeting shall determine whether any matter was properly brought before the meeting in accordance with the above provisions. If the presiding officer should determine that any matter has not been properly brought before the meeting, he or she will so declare at the meeting and any such matter will not be considered or acted upon.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the proxy statement and Annual Report may have been sent to multiple shareholders in a shareholder's household. The Company will promptly deliver a separate copy of either document to any shareholder who contacts the Company's investor relations department at 17800 North 85th Street, Scottsdale, Arizona 85255, phone number (480) 515-6330, requesting such copies. If a shareholder is receiving multiple copies of the proxy statement and Annual Report at the shareholder's household and would like to receive a single copy of the proxy statement and annual report for a shareholder's household in the future, shareholders should contact their broker, other nominee record holder, or the Company's investor relations department to request mailing of a single copy of the proxy statement and annual report.

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, is available to shareholders without charge upon request to: Investor Relations, Axon Enterprise, Inc., 17800 North 85th Street, Scottsdale, Arizona 85255.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 31, 2023

The proxy materials for the Company's Annual Meeting of Shareholders, including the 2022 Annual Report and this proxy statement, are available over the Internet by accessing the investor relations page of the Company's website at http://investor.axon.com. Other information on the Company's website does not constitute part of the Company's proxy materials.

By Order of the Board of Directors,

/s/ ISAIAH FIELDS

Isaiah Fields
Corporate Secretary

April 21, 2023

AXON ENTERPRISE, INC.

PERFORMANCE NON-QUALIFIED STOCK OPTIONS

GRANT NOTICE

This Performance Stock Option Award Agreement (this "<u>Agreement</u>") consists of this Grant Notice (this "<u>Grant Notice</u>") and the attached Award Terms Agreement (the "<u>Award Terms Agreement</u>"). This Agreement sets forth the specific terms and conditions governing an award (this "<u>Award</u>") of performance non-qualified options to purchase shares of Stock (each, an "<u>Option</u>"). Capitalized terms used in this Grant Notice but not otherwise defined herein shall have the meanings ascribed to them in the Award Terms Agreement.

Name of Optionee:	Patrick W. Smith
Total No. of Options subject to this Award:	3,670,030
Date of Grant:	March 28, 2023
Expiration Date:	March 28, 2038
Exercise Price:	$218.59, which reflects the closing price for a share of Stock as of the last trading day immediately preceding the Date of Grant.
Vesting Schedule:	Subject to the other vesting terms and conditions of this Agreement, this Award shall vest solely to the extent that the performance-based vesting conditions set forth in Schedule A hereto have been attained prior to the Vesting End Date.
Contingent Award:	Notwithstanding the foregoing, this Award is subject to stockholder approval at the Company's 2023 Annual Meeting of Stockholders (the "<u>Annual Meeting</u>"). If this Award is not approved by stockholders at the Annual Meeting, this Award shall be void ab initio and have no further force or effect. No shares of Stock may be issued hereunder absent such stockholder approval at the Annual Meeting.

BY EXECUTING THIS AGREEMENT, THE OPTIONEE ACKNOWLEDGES THAT HE HAS READ AND UNDERSTANDS THE PROVISIONS OF THIS GRANT NOTICE AND THE ATTACHED AWARD TERMS AGREEMENT AND AGREES THAT THIS GRANT NOTICE AND THE AWARD TERMS AGREEMENT SHALL GOVERN THE TERMS AND CONDITIONS OF THIS AWARD.

[*intentionally blank; signature page follows*]

IN WITNESS WHEREOF, the Company and the Optionee have duly executed this Agreement, and this Agreement shall be effective as of the Date of Grant set forth above.

AXON ENTERPRISE, INC.	
	OPTIONEE
By: /s/ Isaiah Fields	
	/s/ Patrick W. Smith
	Signature
Print Name:	
Isaiah Fields	
	Patrick W. Smith
Its: Chief Legal Officer	*Print Name*

Schedule A – Performance-Based Vesting

The total number of Options subject to this Award shall be deemed to consist of 10 substantially equal installments (each, a "Tranche"). References to a Tranche shall be deemed to refer to the Options in such Tranche. The number of Options in each Tranche is set forth in Chart 1 of Schedule A hereto.

The Committee shall, in good faith, periodically evaluate whether the Stock Price Goals and/or Operational Goals (collectively, the "Performance-Based Vesting Requirements") with respect to any Tranche have been achieved; provided that the Committee shall perform such evaluation no less frequently than (i) within 30 days following the Company's filing with the SEC of any Form 10-Q or Form 10-K and (ii) within 30 days following the satisfaction of any Stock Price Goal.

The Performance-Based Vesting Requirements with respect to any Tranche shall be deemed achieved upon the Committee's determination that (a) the Stock Price Goal set forth next to such Tranche in Chart 1 of Schedule A hereto has been attained and (b) the cumulative number of Operational Goals set forth next to such Tranche in Chart 1 of Schedule A hereto have been attained (the date that the Committee makes any such determination, a "Determination Date"); provided that in no event shall any Determination Date occur later than the 10-year anniversary of the Date of Grant (the "Vesting End Date"). On each Determination Date, the Committee shall also determine the date on which the Performance-Based Vesting Requirements were attained (a "Goal Attainment Date"), provided that (i) in the event the applicable Goals are attained on different dates, the Performance-Based Vesting Requirements shall be deemed to have been attained on (and the Goal Attainment Date shall be) the date on which the last applicable Goal was attained and (ii) each Operational Goal shall be deemed to be attained (if at all) on the last day of the last fiscal quarter of the Company to which such Goal relates. Any Tranche that is not vested as of the Vesting End Date shall be forfeited, canceled and cease to be outstanding.

Schedule A – Performance-Based Vesting (Continued)

Chart 1 – Stock Price and Operational Goals

	Vesting Requirements		
Tranche Number	**Number of Options**	**Stock Price Goal ($)**	**Operational Goals**
1	367,003	$237.50	Attainment of 1 of the 20 Goals listed in Chart 2
2	367,003	$296.88	Attainment of 2 of the 20 Goals listed in Chart 2
3	367,003	$371.09	Attainment of 3 of the 20 Goals listed in Chart 2
4	367,003	$463.87	Attainment of 4 of the 20 Goals listed in Chart 2
5	367,003	$579.83	Attainment of 5 of the 20 Goals listed in Chart 2
6	367,003	$724.79	Attainment of 6 of the 20 Goals listed in Chart 2
7	367,003	$905.99	Attainment of 7 of the 20 Goals listed in Chart 2
8	367,003	$1,132.49	Attainment of 8 of the 20 Goals listed in Chart 2
9	367,003	$1,415.61	Attainment of 9 of the 20 Goals listed in Chart 2
10	367,003	$1,769.51	Attainment of 10 of the 20 Goals listed in Chart 2
Total:	3,670,030		

With respect to each Tranche, the applicable Stock Price Goal shall be deemed to have been attained as of any date if, and only if, both (a) the Six-Month Average Stock Price and (b) the Thirty-Day Average Stock Price are equal to or greater than the Stock Price Goal target amount set forth next to such Tranche in Chart 1 on such date; provided that the calculation of the Six-Month Average Stock Price and Thirty-Day Average Stock Price shall begin on the Date of Grant and shall not include any Daily Stock Price with respect to any date prior to the Date of Grant.

Following any attainment of a Stock Price Goal, any subsequent change in Daily Stock Price, Six-Month Average Stock Price or the Thirty-Day Stock Price shall have no effect on the attainment of such Goal.

The Stock Price Goals and Operational Goals are subject to adjustment, as determined by the Committee, as described in Schedule B.

Schedule A – Performance-Based Vesting (Continued)

Chart 2 – Operational Goals

Operational Goals

Operational Milestone Tier	Revenue Goals (millions)	Adjusted EBITDA Goals (millions)	Vesting Opportunity Per Row
1	$1,513	$378	1
2	$1,891	$473	1
3	$2,363	$591	1
4	$2,954	$739	1
5	$3,693	$923	1
6	$4,616	$1,154	2
7	$5,770	$1,442	2
8	$7,212	$1,803	2
9	$9,015	$2,254	2
10	$11,269	$2,817	2

Each Revenue Goal shall be deemed to have been attained as of any fiscal quarter end date if, and only if, Revenue is equal to or greater than the Revenue Goal target amount set forth in Chart 2 as of such date. Following any attainment of a Revenue Goal, any subsequent change in Revenue shall have no effect on the attainment of such Goal.

Each Adjusted EBITDA Goal shall be deemed to have been attained as of any fiscal quarter end date if, and only if, Adjusted EBITDA is equal to or greater than the Adjusted EBITDA Goal target amount set forth in Chart 2 as of such date. Following any attainment of an Adjusted EBITDA Goal, any subsequent change in Adjusted EBITDA shall have no effect on the attainment of such Goal.

Notwithstanding the foregoing, the calculation of Revenue and Adjusted EBITDA shall begin with the first fiscal quarter commencing after the fiscal quarter in which the Date of Grant occurs and shall not include any fiscal quarter of the Company prior to such fiscal quarter.

Notwithstanding the foregoing, in no event shall attainment of both Revenue and Adjusted EBITDA attributable to the same Operational Milestone Tier in Chart 2 count toward the attainment of more than one Operational Goal on any Determination Date in the case of the first five Operational Milestone Tiers (e.g., if Revenue for Tier 1 is achieved, Adjusted EBITDA for Tier 1 cannot count toward achievement of a different Operational Goal; conversely, both Revenue and Adjusted EBITDA for Tier 6 can count toward achievement of different Operational Goals).

The Operational Goals are subject to adjustment, as determined by the Committee, as described in Schedule B.

Schedule B – Adjustment of Stock Price and Operational Goals for Certain Acquisitions and Divestitures

Adjustments for Acquisitions

- Any Revenue Goals that have not been attained as of the date the Company closes a merger or purchase of substantially all of the assets of another corporation or entity (an "Acquisition"), in each case with Target Revenue in excess of 2.5% of Revenue for the most recent fiscal year ending prior to such Acquisition with respect to which the Company has filed a Form 10-K with the SEC (such percentage of Revenue, the "Revenue Threshold"), shall be (i) increased by a dollar amount equal to 25% of such Target Revenue beginning with the first full fiscal quarter of the Company ending after the Acquisition; (ii) then increased by a dollar amount equal to an additional 25%, or a cumulative 50%, of such Target Revenue in the second full fiscal quarter of the Company ending after the Acquisition; (iii) then increased by a dollar amount equal to an additional 25%, or a cumulative 75%, of such Target Revenue in the third full fiscal quarter of the Company ending after the Acquisition; and (iv) then increased by a dollar amount equal to an additional 25%, or a cumulative 100%, of such Target Revenue in the fourth full fiscal quarter of the Company ending after the Acquisition and all future fiscal quarters of the Company thereafter.

- Any Adjusted EBITDA Goals that have not been attained as of the date the Company closes an Acquisition with Target Adjusted EBITDA in excess of 5% of Adjusted EBITDA for the most recent fiscal year ending prior to such Acquisition with respect to which the Company has filed a Form 10-K with the SEC (such percentage of Adjusted EBITDA, the "Adjusted EBITDA Threshold") shall be (i) increased by a dollar amount equal to 25% of such Target Adjusted EBITDA beginning with the first full fiscal quarter of the Company ending after the Acquisition; (ii) then increased by a dollar amount equal to an additional 25%, or a cumulative 50%, of such Target Adjusted EBITDA in the second full fiscal quarter of the Company ending after the Acquisition; (iii) then increased by a dollar amount equal to an additional 25% or a cumulative 75%, of such Target Adjusted EBITDA in the third full fiscal quarter of the Company ending after the Acquisition; and (iv) then increased by a dollar amount equal to an additional 25%, or a cumulative 100%, of such Target Adjusted EBITDA in the fourth full fiscal quarter of the Company ending after the Acquisition and all future fiscal quarters of the Company thereafter.

- Any Adjusted EBITDA Goals that have not been attained as of the date the Company closes an Acquisition with Target Adjusted EBITDA losses in excess of the Adjusted EBITDA Threshold shall be (i) decreased by a dollar amount equal to 25% of such Target Adjusted EBITDA losses beginning with the first full fiscal quarter of the Company beginning after the Acquisition; (ii) then decreased by a dollar amount equal to an additional 25%, or a cumulative 50%, of such Target Adjusted EBITDA losses in the second full fiscal quarter of the Company beginning after the Acquisition; (iii) then decreased by a dollar amount equal to an additional 25%, or a cumulative 75%, of such Target Adjusted EBITDA losses in the third full fiscal quarter of the Company beginning after the Acquisition; and (iv) then decreased by a dollar amount equal to an additional 25%, or a cumulative 100% of such Target Adjusted EBITDA losses in the fourth full fiscal quarter of the Company beginning after the Acquisition and all future fiscal quarters of the Company thereafter.

Adjustments for Divestitures

- Any Revenue Goals that have not been attained as of the date the Company closes a split-up, spin-off, divestiture or disposition involving Divestiture Revenue (a "Divestiture") in excess of the Revenue Threshold shall be (i) decreased by a dollar amount equal to 25% of such Divestiture Revenue beginning with the first full fiscal quarter of the Company beginning after the Divestiture; (ii) then decreased by a dollar amount equal to an additional 25%, or a cumulative 50%, of such Divestiture Revenue in the second full fiscal quarter of the Company beginning after the Divestiture; (iii) then decreased by a dollar amount equal to an additional 25%, or a cumulative 75%, of such Divestiture Revenue in the third full fiscal quarter of the Company beginning after the Divestiture; and (iv) then decreased by a dollar amount equal to an additional 25%, or a cumulative 100%, of such Divestiture Revenue in the fourth full fiscal quarter of the Company beginning after the Divestiture and all future fiscal quarters of the Company thereafter.

- Any Adjusted EBITDA Goals that have not been attained as of the date the Company closes a Divestiture with Divestiture Adjusted EBITDA in excess of the Adjusted EBITDA Threshold shall be (i) decreased by a dollar amount equal to 25% of such Divestiture Adjusted EBITDA beginning with the first full fiscal quarter of the Company beginning after the Divestiture; (ii) then decreased by a dollar amount equal to an additional 25%, or a cumulative 50%, of such Divestiture Adjusted EBITDA in the second full fiscal quarter of the Company beginning after the Divestiture; (iii) then decreased by a dollar amount equal to an additional 25%, or a cumulative 75%, of such Divestiture Adjusted EBITDA in the third full fiscal quarter of the Company beginning after the Divestiture; and (iv) then decreased by a dollar amount equal to an additional 25%, or a cumulative 100%, of such Divestiture Adjusted EBITDA in the fourth full fiscal quarter of the Company beginning after the Divestiture and all future fiscal quarters of the Company thereafter.

- Any Adjusted EBITDA Goals that have not been attained as of the date the Company closes a Divestiture with Divestiture Adjusted EBITDA losses in excess of the Adjusted EBITDA Threshold shall be (i) increased by a dollar amount equal to 25% of such Divestiture Adjusted EBITDA losses beginning with the first full fiscal quarter of the Company ending after the Divestiture; (ii) then increased by a dollar amount equal to an additional 25%, or a cumulative 50%, of such Divestiture Adjusted EBITDA losses in the second full fiscal quarter of the Company ending after the Divestiture; (iii) then increased by a dollar amount equal to an additional 25%, or a cumulative 75%, of such Divestiture Adjusted EBITDA losses in the third full fiscal quarter of the Company ending after the Divestiture; and (iv) then increased by a dollar amount equal to an additional 25%, or a cumulative 100%, of such Divestiture Adjusted EBITDA losses in the fourth full fiscal quarter of the Company ending after the Divestiture and all future fiscal quarters of the Company thereafter.

- In the event of any split-up, spin-off, extraordinary dividend or similar transaction, the Daily Stock Price shall be calculated assuming the per-share amounts received by the Company's stockholders in such transaction were reinvested in Stock at the time such amounts were received by Company stockholders, as determined in good faith by the Committee.

PERFORMANCE NON-QUALIFIED STOCK OPTION AWARD TERMS AGREEMENT

This Performance Non-Qualified Stock Option Award Terms Agreement, together with the Grant Notice to which it is attached, supplements and forms a part of the Agreement identified in the Grant Notice between Axon Enterprise, Inc., a Delaware corporation (the "Company"), and the individual (the "Optionee") identified in the Grant Notice, and is effective as of the date of grant set forth in the Grant Notice (the "Date of Grant").

AGREEMENT

1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

   (a) "Accountant" shall have the meaning ascribed to it in Section 30.

   (b) "Acquired Shares" means any shares of Stock acquired upon the exercise of the Options, after giving effect to any shares of Stock withheld by the Company in connection with such exercise for purposes of satisfying the applicable exercise price or tax obligation attributable to such exercise.

   (c) "Acquisition" shall have the meaning ascribed to it in Schedule B of the Grant Notice.

   (d) "Adjusted EBITDA" means, as of any date, for the previous four consecutive fiscal quarters, the Company's net (loss) income attributable to common stockholders before interest expense, interest and other income (such as dividends), adjusted for one-time or non-recurring items, including gains and losses on investments (inclusive of strategic and non-strategic non-controlling minority investments and joint ventures or similar arrangements), transaction costs related to strategic investments and acquisitions (or divestitures), gains or losses or impairments related to dispositions of businesses, disposals and/or abandonments of intangible assets, disposals or impairment of land, property and/or equipment, restructuring costs (including non-recurring costs related to a reduction in force and/or to closing or exiting facilities), (benefit) provision for income taxes, depreciation and amortization and stock based compensation.

   (e) "Adjusted EBITDA Threshold" shall have the meaning ascribed to it in Schedule B of the Grant Notice.

   (f) "Affiliate" means any member of a "controlled group of corporations" (within the meaning of Section 414(b) of the Code as modified by Section 415(h) of the Code) that includes the Company as a member of the group. In applying Sections 1563(a)(1), (2) and (3) of the Code for purposes of determining the members of a controlled group of corporations under Section 414(b) of the Code, the language "at least 50 percent" shall be used instead of "at least 80 percent" in each place it appears in Sections 1563(a)(1), (2) and (3).

   (g) "Agreement" shall have the meaning ascribed to it in the Grant Notice.

   (h) "Annual Meeting" shall have the meaning ascribed to it in the Grant Notice.

   (i) "Award" shall have the meaning ascribed to it in the Grant Notice.

   (j) "Award Terms Agreement" shall have the meaning ascribed to it in the Grant Notice.

   (k) "Axon Business" shall have the meaning ascribed to it in Section 22(c).

   (l) "Board" means the Company's Board of Directors, as constituted from time to time.

(m) "Cause" means, for purposes of termination of the Optionee's employment, any of the following: (i) the Optionee's commission of fraud, misrepresentation, theft or embezzlement of Company assets; (ii) the Optionee's violation of law or of Company policies (including the Company's Code of Business Conduct and Ethics) material to the performance of the Optionee's duties; (iii) the Optionee's repeated insubordination or failure to comply with any valid and legal directive of the Board; (iv) the Optionee's engagement in dishonesty, illegal conduct or misconduct, which is, in each case, injurious to the Company or its Affiliates (including financial or reputational injury); (v) the Optionee's conviction of, or plea of guilty or nolo contendere to a crime that constitutes either a felony or a misdemeanor involving embezzlement, misappropriation, moral turpitude or fraud, if such crime materially impairs the Optionee's ability to perform services for the Company or results in harm (including financial or reputational) to the Company or its Affiliates; (vi) the Optionee's material breach of the provisions of this Agreement, including specifically the restrictive covenant obligations described in Sections 22, 23 and 24 of this Agreement; (vii) the repeated failure of the Optionee to perform his duties after written notice of such failure from the Board (other than any such failure resulting from incapacity due to physical or mental illness) or (viii) the Optionee's willful misconduct in the performance of his duties or engaging in any other actions that are reasonably expected to cause material financial or reputational harm to the Company or its Affiliates; provided, however, that in the event of any proposed termination for Cause related to the Optionee's poor performance (and excluding, for the avoidance of doubt, clause (viii)), the Optionee's termination shall be effective upon the expiration of a 30-day cure period following written notice by the Board and a lack of adequate corrective action having been undertaken by the Optionee to the reasonable satisfaction of the Board, in its sole discretion, during such 30-day cure period.

(n) "Change in Control" means any of the following:

i.   The consummation of (A) a merger, consolidation, statutory share exchange or similar form of transaction involving (x) the Company or (y) any of its subsidiaries, but in the case of this clause (y), only if Company Voting Securities (as defined below) are issued or issuable (a "Reorganization") or (B) the sale, transfer or other similar disposition of all or substantially all the assets of the Company to any Person or Persons, (other than (1) any disposition to an Affiliate or (2) any dividend or distribution of assets (including the stock of any Affiliate) to the stockholders of the Company) (a "Sale"), unless immediately following such Reorganization or Sale, (1) all or substantially all the Persons who were the "beneficial owners" (as used in Rule 13d-3 under the Exchange Act (or a successor rule thereto)) of the securities eligible to vote for the election of the Board ("Company Voting Securities") outstanding immediately prior to the consummation of such Reorganization or Sale continue to beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the corporation or other entity resulting from such Reorganization or Sale (including a corporation or other entity that, as a result of such transaction, owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries) (the "Continuing Company") in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Company Voting Securities (excluding, for such purposes, any outstanding voting securities of the Continuing Company that such beneficial owners hold immediately following the consummation of the Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any corporation or other entity involved in or forming part of such Reorganization or Sale other than the Company), (2) no Person (excluding any employee benefit plan (or related trust) sponsored or maintained by the Continuing Company or any entity controlled by the Continuing Company) beneficially owns, directly or indirectly, 30% or more of the combined voting power of the then outstanding voting securities of the Continuing Company and (3) at least a majority of the members of the board of directors of the Continuing Company were Incumbent Directors (as defined below) at the time of the execution of the definitive agreement providing for such Reorganization or Sale or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Reorganization or Sale;

ii.   any Person, corporation or other entity (other than (A) the Company or (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company Voting Securities; provided, however, that for purposes of this subparagraph (ii), the following acquisitions shall not constitute a Change in Control: any acquisition (x) directly from the Company, (y) by an underwriter temporarily holding such Company Voting Securities pursuant to an offering of such securities or any acquisition by a pledgee of Company Voting Securities holding such securities as collateral or temporarily holding such securities upon foreclosure of the underlying obligation or (z) pursuant to a Reorganization or Sale that does not constitute a Change in Control for purposes of subparagraph (i) above;

iii.   the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company, unless such liquidation or dissolution is part of a transaction or series of transactions described in subparagraph (i) above that does not otherwise constitute a Change in Control; or

iv.   during any period of twenty-four (24) consecutive calendar months, individuals who were Directors on the first day of such period (the "Incumbent Directors") cease for any reason to constitute a majority of the non-employee members of the Board, provided that any person becoming a Director subsequent to the first day of such period whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the Incumbent Directors shall be deemed to be an Incumbent Director; provided, further, however, that no such individual shall be an Incumbent Director if such individual's initial assumption of office occurs as a result of, or in connection with, (A) an actual or threatened proxy contest with respect to the election or removal of Directors, (B) actual or threatened solicitation of proxies or consents by or on behalf of any person or persons (whether or not acting in concert) other than the Board or (C) agreement with any Person or Persons (whether or not acting in concert) to avoid or settle any such contest or solicitation.

(o) "CIC Option" means, with respect to any Change in Control, (i) any outstanding unvested Option in a Tranche for which the Stock Price Goal would be satisfied if each of the Six-Month Average Stock Price and the Thirty-Day Average Stock Price was deemed to be equal to the greater of (A) the most recent closing price of the Stock immediately prior to such Change in Control and (B) the per share Stock price received by the Company's stockholders in connection with such Change in Control (such greater price, the "CIC Price") and (ii) in the event the CIC Price is greater than the Stock Price Goal applicable to any Tranche but less than the Stock Price Goal applicable to the next Tranche, a pro rata portion of the Options in such next Tranche, based on a fraction the numerator of which is the excess of the CIC Price over the Stock Price Goal applicable to the first Tranche and the denominator of which is the excess of the Stock Price Goal applicable to the second Tranche over the Stock Price Goal applicable to the first Tranche. All such determinations shall be made by the Committee in its discretion, which shall also have the discretion to make any such determination prior to the date of such Change in Control.

(p) "Closing Date" shall have the meaning ascribed to it in Section 4(b)(ii).

(q) "Code" means the Internal Revenue Code of 1986, as amended, including regulations thereunder and successor provisions and regulations thereto.

(r) "Committee" means the Compensation Committee of the Board, as constituted from time to time.

(s) "Company" shall have the meaning set forth in the preamble to this Award Terms Agreement.

(t) "Confidential Information" means and includes: (i) matters of a technical nature such as materials, models, devices, products, trade secret processes, techniques, data, formulas, inventions (whether or not patentable), specifications and characteristics of products and services planned or being developed; (ii) research subjects, methods and results; (iii) matters of a business nature such as information about costs, margins, pricing policies, markets, sales, suppliers, customers, product plans and marketing plans or strategies; (iv) recorded communication; or (v) other information of a similar nature that is not generally disclosed to the public.

(u) "Customer" has the meaning ascribed to in Section 22(d).

(v) "Daily Stock Price" means, as of any trading day, the closing price for the Stock as reported on the NASDAQ Stock Market (or such other exchange on which the Stock is then traded) for such trading day.

(w) "Date of Grant" shall have the meaning set forth in the preamble to this Award Terms Agreement.

(x) "Determination Date" shall have the meaning ascribed to it in Schedule A of the Grant Notice.

(y) "Director" means any non-employee member of the Board, but solely in his or her capacity as such a member of the Board.

(z) "Divestiture" shall have the meaning ascribed to it in Schedule B of the Grant Notice.

(aa) "Divestiture Adjusted EBITDA" means, as of any date, the cumulative Adjusted EBITDA of the spun-off, split-off or divested business or entity for the four consecutive fiscal quarters completed immediately prior to the closing date of the relevant transaction; provided that if such business or entity does not have four fiscal quarters of operating history, the calculation shall be annualized based on available quarterly financial data, as determined in good faith by the Committee.

(bb) "Divestiture Revenue" means, as of any date, the cumulative revenue of the spun off, split-off, divested or disposed business or entity for the four consecutive fiscal quarters completed immediately prior to the closing date of the relevant transaction; provided that if such business or entity does not have four fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Committee.

(cc) "Exchange Act" means the Securities Exchange Act of 1934, as amended, including regulations thereunder and successor provisions and regulations thereto.

(dd) "Excise Tax" shall have the meaning ascribed to it in Section 30.

(ee) "Exercise Limit" shall have the meaning ascribed to it in Section 6(b).

(ff) "Expiration Date" shall have the meaning ascribed to it in Section 8.

(gg) "Fair Market Value" means, as of any date, the closing price for one share of Stock as reported on the NASDAQ (or any other exchange on which the Stock is then listed) for that date or, if no prices are reported for that date, the closing price on the last day on which such prices were reported.

(hh) "Family Member" means the Optionee's spouse and any parent, stepparent, grandparent, child, stepchild or grandchild, including adoptive relationships or a trust or any other entity in which these persons (or the Optionee) have more than 50% of the beneficial interest.

(ii) "Goal" means any Stock Price Goal or Operational Goal.

(jj) "Goal Attainment Date" shall have the meaning ascribed to it in Schedule A of the Grant Notice.

(kk) "Good Reason" means a material reduction of the Optionee's duties, authority or responsibilities, in effect immediately prior to such reduction; provided, however, that changes by the Board to the Optionee's specific job duties or reporting relationships which do not materially diminish the Optionee's authority and responsibilities shall not constitute Good Reason. Notwithstanding the foregoing, no termination by the Optionee shall constitute a termination for Good Reason unless: (i) the Optionee gives the Company notice of the existence of the condition constituting Good Reason within 30 days following the initial occurrence thereof; (ii) the Company does not remedy or cure the Good Reason condition within 30 days of receiving the notice described in clause (ii); and (iii) the Optionee terminates his employment within 30 days following the end of the cure period described in clause (ii).

(ll) "Holding Period Requirement" shall have the meaning ascribed to it in Section 9(a).

(mm) "Inventions" means discoveries, improvements and ideas (whether or not in writing or reduced to practice) and works of authorship, whether or not patentable or copyrightable: (i) that relate directly to the business of Company, or to Company's actual or demonstrably anticipated research or development; (ii) that result from any work performed by the Optionee for Company; (iii) in which equipment, supplies, facilities or trade secret information of Company is utilized; or (iv) that were conceived or developed during the time the Optionee was employed by the Company.

(nn) "Minimum Service Date" means, with respect to any Tranche, the later of (i) the first business day on or following the date that is a number of months after the Date of Grant equal to (A) (x) the number of such Tranche (i.e., in the case of Tranche 1, one; in the case of Tranche 10, 10) multiplied by 12, divided by (y) two plus (B) 36 and (ii) February 26, 2028.

(oo) "Non-Compete Period" shall have the meaning ascribed to it in Section 22(c).

(pp) "Normal Vesting Date" shall have the meaning ascribed to it in Section 4(a).

(qq) "Operational Goal" means any of the specified target amounts of either Revenue or Adjusted EBITDA as listed in Chart 2 of Schedule A of the Grant Notice.

(rr) "Optionee" shall have the meaning set forth in the preamble to this Award Terms Agreement.

(ss) "Options" shall have the same meaning ascribed to it in the Grant Notice.

(tt) "Parachute Payments" shall have the meaning ascribed to it in Section 30.

(uu) "Performance-Based Vesting Requirements" shall have the meaning ascribed to it in Schedule A of the Grant Notice.

(vv) "Person" means a "person" or "group" within the meaning of Sections 3(a)(9), 13(d) and 14(d) of the Exchange Act.

(ww) "Post-CIC Award" shall have the meaning ascribed to it in Section 4(b)(iii).

(xx) "Reputational Harm" shall have the meaning ascribed to it in Section 10(b).

(yy) "Required Position" means the Optionee's service in the role of chief executive officer of the Company (or in a role performing an equivalent function) or executive chairman of the Board (or in a role performing an equivalent function) pursuant to which the Optionee is devoting substantially all the Optionee's business time, attention, skill and efforts to the business and affairs of the Company and its Subsidiaries. Notwithstanding the foregoing, the Optionee shall be deemed to not be in the Required Position if, prior to the Vesting End Date, the Optionee (i) is the chief executive officer of any operating company (excluding investment entities or grant-making foundations) that is not affiliated with the Company or (ii) becomes a member of any for-profit board of directors without the prior written approval of the Board.

(zz) "Revenue" means, as of any date, the Company's total revenues, as reported by the Company in its financial statements on Forms 10-Q and 10-K filed with the SEC (but without giving effect to any rounding used in reporting the amounts in Forms 10-Q and 10-K), for the previous four consecutive fiscal quarters of the Company, beginning with the Company's first full fiscal quarter ending after the fiscal quarter in which the Date of Grant occurs.

(aaa) "Revenue Threshold" shall have the meaning ascribed to it in Schedule B of the Grant Notice.

(bbb) "SEC" means the U.S. Securities and Exchange Commission.

(ccc) "Section 409A" shall have the meaning ascribed to it in Section 28.

(ddd) "Section 21F" shall have the meaning ascribed to it in Section 22(a).

(eee) "Securities Act" means the Securities Act of 1933, as amended, including regulations thereunder and successor provisions and regulations thereto.

(fff) "Six-Month Average Stock Price" means, as of any date, (i) the sum of the Daily Stock Price of the Company for each trading day during the 181-calendar-day period ending immediately prior to such date divided by (ii) the number of trading days during such period.

(ggg) "Stock" means the common stock of the Company, par value $0.00001 per share, and such other securities of the Company that may be substituted for Stock pursuant to Section 14.

(hhh) "Stock Price Goal" means any of the specified target amounts of both Six-Month Average Stock Price and Thirty-Day Stock Price as set forth in Chart 1 of Schedule A of the Grant Notice.

(iii) "Target Adjusted EBITDA" means, as of any date, the applicable cumulative Adjusted EBITDA for the four consecutive fiscal quarters completed immediately prior to the closing date of the relevant transaction; provided that if the relevant target business or entity does not have four fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Committee.

(jjj) "Target Revenue" means, as of any date, the applicable cumulative revenue of the relevant target business or entity (or, to the extent applicable, any predecessor to the relevant target entity) for the four consecutive fiscal quarters completed immediately prior to the closing date of the applicable Acquisition; provided that if the relevant target company or entity does not have four fiscal quarters of operating history, the calculation will be annualized based on available quarterly financial data, as determined in good faith by the Committee.

(kkk) "Thirty-Day Average Stock Price" means, as of any date, (i) the sum of the Daily Stock Price of the Company for each trading day during the 30-calendar-day period ending immediately prior to such date divided by (ii) the number of trading days during such period.

(lll) "Tranche" shall have the meaning ascribed to it in Schedule A of the Grant Notice.

(mmm) "Unvested CIC Options" shall have the meaning ascribed to it in Section 4(b)(ii).

(nnn) "Vesting Date" means, with respect to any Option, the date (if any) on which such Option vested and became exercisable pursuant to Section 4.

(ooo) "Vesting End Date" shall have the meaning ascribed to it in Schedule A of the Grant Notice.

2. **Grant of Option**. Subject to the terms of this Agreement, the Company grants to the Optionee the right and option to purchase from the Company all or any part of the total number of shares of Stock specified in the Grant Notice effective as of the Date of Grant (but subject to stockholder approval as set forth in Section 5 and in the Grant Notice). The Options granted under this Agreement are not intended to be "incentive stock options" under Section 422 of the Code.

3. **Exercise Price.** The exercise price of each Option is the exercise price per share of Stock specified in the Grant Notice.

4. **Vesting of Tranches.**

(a) **General**. Except as otherwise provided in this Section 4 or in Section 5, with respect to each outstanding Tranche, subject to (i) the Committee's determination that the applicable Performance-Based Vesting Requirements have been achieved in accordance with the terms and conditions set forth in this Agreement (including Schedule A of the Grant Notice) and (ii) the Optionee's continued employment in the Required Position through the later of (x) the applicable Determination Date and (y) the applicable Minimum Service Date (such later date, a "Normal Vesting Date"), such Tranche shall vest as of such Normal Vesting Date; provided, however, that the Vesting End Date shall be deemed to be extended until the first Determination Date after the Vesting End Date solely for purposes of determining whether any Operational Goal for the last fiscal quarter ending prior to the Vesting End Date has been attained, and any Tranche that vests because of the attainment of any such Operational Goal shall be deemed to have vested prior to the Vesting End Date.

(b) **Change in Control.** (i) Prior to the consummation of a Change in Control that occurs prior to the Vesting End Date, the Committee shall determine whether any outstanding unvested Option in any Tranche is a CIC Option with respect to such Change in Control.

(ii) If the Optionee is employed by the Company in the Required Position on the date a Change in Control is consummated (the "Closing Date"), (x) any outstanding CIC Options with respect to which the applicable Minimum Service Date occurred prior to the Closing Date shall, without regard to whether the applicable Operational Goals were attained, vest effective as of the Closing Date and (y) any other CIC Option shall remain outstanding and eligible to vest subject solely to the Optionee's continued employment through the applicable Minimum Service Date and without regard to the Performance-Based Vesting Conditions (any CIC Options described in this clause (y), "Unvested CIC Options"). Any outstanding unvested Option in a Tranche that is not a CIC Option shall be forfeited, cancelled and cease to be outstanding as of the Closing Date.

(iii) In connection with a Change in Control, any CIC Options shall be subject to the authority of the Committee hereunder, including Section 14. In the event that Unvested CIC Options remain outstanding following a Change in Control, whether by assumption, continuation or substitution of a new award (a "Post-CIC Award"), such Post-CIC Award shall vest in full in the event that, during the 24-month period following such Change in Control, the Optionee's employment is terminated by the Company without Cause or the Optionee resigns for Good Reason; provided that the term of the Options set forth in Section 8 shall continue to apply.

(c) **Termination Without Cause.** Notwithstanding anything in Section 4(a) or (b) to the contrary, if either (i) the Company removes the Optionee from the Required Position (other than in connection with a termination of the Optionee's employment by the Company for Cause or in connection with the Optionee's death or disability) or (ii) the Optionee's employment is terminated by the Company without Cause prior to the Vesting End Date, then, subject to a release of claims in form and substance satisfactory to the Company, any then outstanding Tranche shall vest as of the date of such event based solely on attainment of the applicable Stock Price Goals as of such date, without regard to the otherwise applicable Operational Goals. In addition to any Tranches that vest as a result of the preceding sentence of this Section 4(c), a pro rata portion of the next outstanding unvested Tranche (if any are remaining) shall also vest as of such date, based on a fraction the numerator of which is the excess of the Six-Month Average Stock Price as of such date over the Stock Price Goal applicable to the first Tranche and the denominator of which is the excess of the Stock Price Goal applicable to the second Tranche over the Stock Price Goal applicable to the first Tranche.

(d) **Death/Disability**. In the event of the Optionee's death or disability and prior to the applicable Minimum Service Date, any then outstanding Tranche shall vest as of such termination based solely on attainment of the applicable Performance-Based Vesting Requirements as of such date, without regard to the Optionee's continued employment.

(e) **Leave of Absence**. Unless otherwise determined by the Committee, the vesting of any then outstanding Tranche shall be suspended during any period of time prior to the Vesting End Date on which the Optionee is on approved leave of absence; provided that the term of the Options set forth in Section 8 shall continue to apply.

(f) **Other Termination of Employment; Vesting End Date**. Except as otherwise provided in this Section 4, upon the earliest of (i) the Optionee ceasing to be employed in the Required Position, (ii) the Optionee's termination of employment for any reason and (iii) the Vesting End Date, any outstanding unvested Tranche shall be forfeited, canceled and cease to be outstanding.

5. **Stockholder Approval.** The Optionee acknowledges and agrees that this Agreement and this Award is being made prior to the approval of this Award by the Company's stockholders. The Company currently intends to submit this Award for the approval of the Company's stockholders at the Annual Meeting. Notwithstanding anything herein to the contrary, no portion of this Award shall vest and no Stock shall be delivered pursuant to the exercise of this Award prior to such stockholder approval. The Optionee acknowledges and agrees that, if the Company's stockholders do not approve this Award at the Annual Meeting (as determined by the Board in its sole discretion), this Award Agreement and this Award shall be null and void ab initio and have no further force or effect, and any portion of this Award that may have otherwise vested prior to such date shall be forfeited, cancelled and cease to be outstanding.

6. **Exercise of Option; Exercise Limit**.

(a) Subject to the Exercise Limit, each Option may be exercised pursuant to Section 7 at any time after it vests in accordance with Section 4 and before the Expiration Date.

(b) In the event that any Tranche vests within the six-month period following the vesting of any other Tranche, such Tranche shall remain vested but the initial exercisability of such Tranche shall be delayed until the earliest date such that, after giving effect to any prior application of this Section 6(b), no more than one Tranche first becomes exercisable in any six-month period (the "Exercise Limit"). To the extent an Option is exercisable after the application of the Exercise Limit, it shall remain exercisable until the Expiration Date. Notwithstanding the foregoing, the Exercise Limit shall cease to apply upon the Optionee's death or the consummation of a Change in Control.

7. **Method of Exercising Option.** Subject to the terms of this Agreement, the Options may be exercised by timely delivery to the Company of written notice, which notice shall be effective on the date received by the Company. The notice shall state the Optionee's election to exercise Options and the number of underlying shares in respect of which an election to exercise has been made. Such notice shall be signed by the Optionee, or if an Option is exercised by a person or persons other than the Optionee because of Optionee's death, such notice must be signed by such other person or persons and shall be accompanied by proof acceptable to the Company of the legal right of such person or persons to exercise the Options. As a condition to any such exercise, (i) the exercise price of such Option must be paid in cash or such other method permitted by the Committee, in its sole discretion, in compliance with applicable federal or state securities laws, regulations or rules of the NASDAQ Stock Market (or such other exchange on which the Stock is then traded), including a broker-assisted "cashless exercise" arrangement or cashless net-issuance arrangement, and communicated to the Optionee before the date the Optionee exercises the Option and (ii) provision must be made for the payment of any applicable taxes in accordance with Section 11.

8. **Term of Option**. The Options granted under this Agreement (whether or not vested or exercisable) cease to be exercisable and expire, unless earlier forfeited, on the 15th anniversary of the Date of Grant, through and including the normal close of business of the Company on such date (the "Expiration Date").

9. **Holding Period Requirement.**

   (a) Following the vesting and exercise of any Options in any Tranche, the Optionee shall not sell, transfer, pledge, assign or otherwise alienate or hypothecate 20% of the Acquired Shares attributable to such Options at any time (including after the Expiration Date) prior to the date that is three years after any termination of the Optionee's employment (the "Holding Period Requirement"). Except as required to satisfy any applicable tax obligations, any dividends or other distributions by the Company on any Acquired Share subject to the Holding Period Requirement shall accrue and be held and retained by the Company on the same basis as such Acquired Share, and shall not be paid to the Optionee until and unless such Acquired Share is no longer subject to the Holding Period Requirement.

   (b) Notwithstanding Section 9(a), the Holding Period Requirement shall be automatically waived as to all Acquired Shares (i) upon the occurrence of a Change in Control (and, for the avoidance of doubt, in the event the Optionee receives any Acquired Shares following a Change in Control, the Holding Period Requirement shall not be applicable thereto) or (ii) in the event that the Optionee's employment is terminated by the Company without Cause or due to the Optionee's death or disability.

   (c) The Company shall hold any Acquired Shares subject to the Holding Period Requirement in escrow together with separate stock powers executed by the Optionee in blank for transfer. The Company shall not dispose of shares held in escrow pursuant to this Section 9(c), except as otherwise provided in this Agreement. At such time as any Acquired Share is no longer subject to the Holding Period Requirement, the Company shall release such share from escrow.

   (d) Within 30 days following each date the Optionee receives any Acquired Share subject to the Holding Period Requirement, the Optionee shall execute and file with the Internal Revenue Service an election under Section 83(b) of the Code with respect to such Acquired Share in a form satisfactory to the Company, and the Optionee shall provide the Company with a copy of such executed and filed election promptly thereafter.

10. **Clawback**.

   (a) **General**. This Award and any Acquired Shares (and any other amounts payable under this Award) are subject to forfeiture or recoupment to the fullest extent required by applicable law, any applicable stock exchange listing standard, Section 10(b) of this Agreement and any recoupment or clawback policy adopted by the Company to comply with Rule 10D-1 under the Exchange Act. By accepting this Award, the Optionee consents to the potential forfeiture or recoupment of his Award and any Acquired Shares (and any other amount payable under this Award) pursuant to any applicable law, listing standard, provision of this Agreement or Company policy, and agrees to be bound by and comply with such requirements and to return or repay the full amount required by such requirements. Without limiting the foregoing, if the Date of Grant occurs prior to the adoption by the Company of a recoupment or clawback policy to comply with Rule 10D-1 under the Exchange Act, this Award and any Acquired Shares (and any other amounts payable under this Award) shall be subject thereto as though this Award was granted immediately after the effective date of such policy.

(b) **Reputational Harm.** Without limiting any other rights and remedies available to the Company, in the event the Optionee's employment is terminated by the Company for Cause due to willful actions or omissions by the Optionee after the Date of Grant that cause material reputational harm to the Company ("Reputational Harm"), then the Company may, at any time after such termination, (i) terminate or cancel all or any unvested portion of this Award or any vested but unexercised Options, (ii) recover from the Optionee any Acquired Shares (or other amounts paid under this Award) that are held in escrow pursuant to the Holding Period Requirements, or (iii) require the Optionee to remit to the Company the after-tax net value of any amount previously paid or received by the Optionee in respect of this Award (including Acquired Shares no longer subject to the Holding Period Requirements); provided that any recovery or remittance described in clause (ii) or (iii) above shall only apply with respect to amounts paid or received within the three-year period prior to the Optionee's termination of employment for Reputational Harm. The amount that the Company may recover from the Optionee in the event of a termination due to Reputational Harm shall be based on such factors the Board reasonably determines in its good-faith judgment are appropriate, including the impact of individuals other than the Optionee or events beyond the control of the Optionee, the cooperation of the Optionee in mitigating the Reputational Harm and the judgment of the Board as to the magnitude of the Reputational Harm to the Company. No act or omission by the Optionee shall be considered "willful" for purposes of this Agreement unless done, or failed to be done, by the Optionee intentionally and in bad faith or if done, or failed to be done, by the Optionee following advice of the Company's legal counsel.

(c) **Reputational Harm Determination**. Notwithstanding anything in Section 10(b) to the contrary, the cessation of the Optionee's employment shall not be deemed to be due to Reputational Harm unless and until there shall have been delivered to the Optionee a copy of a resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board (excluding for all purposes the Optionee) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to the Optionee and the Optionee is given an opportunity, together with counsel for the Optionee, to be heard before the Board), finding that, in the good-faith opinion of the Board, Cause and Reputational Harm exist and specifying the particulars thereof in detail.

11. **Withholding; Tax Advice**. The Company shall have the power to withhold, or require the Optionee to remit to the Company, up to the maximum statutory amount necessary, in the applicable jurisdiction, to satisfy any federal, state or local taxes required to be withheld or otherwise due with respect to the exercise of the Option; provided that the amount of withholding will reflect the required minimum amount necessary to satisfy taxes if withholding at the minimum amount is necessary to avoid adverse accounting consequences. To the extent that alternative methods of withholding are available under applicable law, the Committee shall have the power to choose among such methods including by: (a) using already owned shares of Stock; (b) a broker-assisted "cashless" transaction; (c) directing the Company to apply shares of Stock to which the Optionee is otherwise entitled to satisfy the required withholding amount; (d) certified personal check or other cash equivalent acceptable to the Company; or (e) cashless net-issuance arrangement. By signing this Agreement, the Optionee acknowledges that neither the Company nor any of its representatives has provided the Optionee any tax-related advice with respect to the matters covered by this Agreement. The Optionee understands and acknowledges that the Optionee is solely responsible for obtaining his own tax advice with respect to the matters covered by this Agreement.

12. **Nontransferability of Options.** The Options shall not be transferable by the Optionee or any other person claiming through the Optionee, either voluntarily or involuntarily, except by will or the laws of descent and distribution or as permitted by the Committee. In addition, the Committee may, in its sole discretion and in compliance with applicable federal or state securities laws, regulations or rules of the NASDAQ Stock Market (or such other exchange on which the Stock is then traded), permit the transfer of any Option or any Acquired Share to a Family Member, trust or partnership, or to a charitable organization (including law enforcement-based charitable organizations), in each case for estate planning purposes or to any other person in the Committee's sole discretion; provided that no value or consideration is received by the Optionee with respect to such transfer.

13. **No Right to Continued Employment.** This Agreement shall not be construed to confer upon the Optionee any right to continue employment with the Company (or continue employment as the Company's Chief Executive Officer) and shall not limit the right of the Company, in its sole and absolute discretion, to terminate the Optionee's employment at any time for any reason.

14. **Administration by Committee.** This Agreement shall at all times be administered by the Committee. The Committee shall have the sole and complete discretion with respect to all matters under this Agreement and decisions of the Committee with respect thereto and to this Agreement shall be final and binding upon the Optionee and the Company. Each member of the Committee shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit or proceeding to which such member may be a party or in which such member may be involved by reason of any action taken or failure to act in connection with the administration of this Agreement. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such member of the Committee may be entitled under the Company's articles of incorporation, bylaws, resolution or agreement, as a matter of law, or otherwise.

15. **Adjustments upon Specified Events.** In the event of any change in the outstanding shares of Stock by reason of a stock dividend or split, split-up or spin-off, extraordinary dividend or other extraordinary distribution (whether in the form of cash, Stock or other property), Change in Control, recapitalization, rights offering, liquidation, merger, consolidation, combination, exchange of shares, or other similar corporate change or event in respect of the Stock, the Committee shall equitably adjust, in the manner the Committee determines appropriate, any or all of: (a) the number and class of shares of Stock or other property subject to this Award; (b) any numeric or share-based limit expressed in this Agreement; (c) the number and class of and/or price of shares of Stock subject to this Award; (d) the performance period, performance targets and/or other goals applicable to this Award; or (e) any other terms of an Award that are affected by the event. In the event of any such transaction, the Committee, in its discretion, may provide in substitution for any or all of this Award such alternative consideration (including cash) as it, in good faith, may determine, including (i) making provision for a cash payment to the Optionee in consideration for the cancelation of this Award, including a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Stock subject to the applicable Option over the aggregate exercise price of such Option, (ii) canceling and terminating any Option having a per-share exercise price equal to, or in excess of, the Fair Market Value of a share of Stock subject to such Option without any payment or consideration therefor or (iii) establishing a date upon which such Award will expire unless exercised prior thereto. Any action taken pursuant to this Section 15 shall be taken in a manner consistent with the requirements of Section 409A. The adjustments permitted under this Section 15 shall be binding on the Optionee without the Optionee's consent or further action thereby.

16. **Compliance with Securities and Applicable Laws.**

    (a) **General**. Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to deliver any Acquired Shares or issue or deliver any related certificates evidencing shares of Stock, make any book-entry credits, or take any other action to evidence the ownership of shares of Stock pursuant to the exercise of the Option if, in the opinion of counsel for the Company, such issuance would violate the Securities Act, the Exchange Act, or any other applicable federal or state securities laws, regulations, or rules of the NASDAQ Stock Market (or such other exchange on which the Stock is then traded). All Stock certificates, book-entry credits, or other evidence of ownership delivered pursuant to this Agreement are subject to any stop-transfer orders and other restrictions as the Company deems necessary or advisable to comply with applicable law and the rules and regulations and the rules of the NASDAQ Stock Market (or such other exchange on which the Stock is then traded). The Company may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Company may require that the Optionee make such reasonable covenants, agreements and representations as the Company, or its counsel, deem advisable in order to comply with any such laws, regulations or requirements.

    (b) **Further Limits on Disposition**. The Optionee understands and acknowledges that, as of the Date of Grant, any Option and any shares of Stock subject to the Option are not registered under the Securities Act or any applicable state securities laws and may not be sold, assigned, transferred or disposed of (including transfer by gift or operation of law) except in accordance with this Agreement. If this Award is approved by stockholders at the Annual Meeting, the Company shall file with the SEC a registration statement on an appropriate form under the Securities Act with respect to the shares of Stock subject to this Award.

17. **No Stockholder Rights**. The Optionee shall have no voting rights or any other rights as a stockholder of the Company with respect to any Option unless and until shares of Stock are in fact issued to the Optionee in connection with this exercise of the Option.

18. **Governing Law; Forum Selection**. The place of administration of this Agreement shall be conclusively deemed to be within the State of Arizona and the validity, construction, rights, obligations, remedies and performance of this Agreement shall be governed by the laws of the State of Arizona. The parties agree that any action or proceeding initiated to enforce this Agreement shall be brought solely in the State of Arizona. Any dispute involving or affecting this Agreement shall be determined and resolved by binding arbitration in the County of Maricopa, State of Arizona, in accordance with the Rules of the American Arbitration Association then in effect, and with applicable law. BY SIGNING THIS AGREEMENT, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. Both parties will bear their own costs, attorneys' fees and other expenses incurred in connection with the preparation and/or review of this Agreement. Should the Optionee or the Company employ an attorney to enforce any of the provisions of this Agreement, or to recover damages for the breach of any terms of this Agreement, the prevailing party shall be entitled to recover all reasonable costs, damages and expenses, including attorneys' fees incurred or expended in connection therewith. The phrase "prevailing party" shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default, judgment or otherwise.

19. **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Company, including whether by way of merger, consolidation, operation of law, assignment, purchase or other acquisition of substantially all of the assets or business of the Company, and any and all such successors and assigns shall absolutely and unconditionally assume all of the Company's obligations under this Agreement.

20. **Amendment; No Repricing.** This Agreement may be amended only by a written agreement executed by the Company and the Optionee. The provisions of this Agreement may not be waived or modified unless such waiver or modification is in writing and signed by a representative of the Committee. The Company may not, without the approval of the stockholders: (a) reduce, reprice or take any other action relative to the Options that would be treated as a repricing under applicable NASDAQ Listing Rules (or the rules of any other exchange on which the Stock is then traded); (b) cancel the Options in exchange for cash or in exchange for any other option or other equity security with an exercise price that is less than the exercise price of the Options; or (c) extend the exercise period of the Options beyond the Expiration Date.

21. **Severability; Entire Agreement**. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement and the Agreement shall be construed, enforced and interpreted as if such unenforceable provision had never been contained herein. This Agreement (including the Grant Notice) constitutes the entire agreement and supersedes all prior understandings and agreements, written or oral, of the parties hereto with respect to the subject matter hereof.

22. **Restrictive Covenants**.

(a) **Confidential Information**.   The Optionee agrees to maintain the confidentiality of and not use, directly or indirectly, confidential and proprietary information of the Company. The Optionee represents that the Optionee will return all Company Confidential Information in the Optionee's possession to the Company upon termination of his employment with the Company. The Optionee agrees that, following his termination of employment for any reason, he will not directly or indirectly, alone or as a partner, officer, director or stockholder of any other firm or entity, use the Confidential Information to solicit or attempt to influence any client, customer or other person to direct its purchase of products or services away from the Company. The parties agree that this Agreement does not limit the Optionee's ability to communicate with any government agencies regarding matters within their jurisdiction or otherwise participate in any investigation or proceeding that may be conducted by any government agency, including providing documents or other information, without notice, to the government agencies. This confidentiality provision does not apply to communications necessary between Company management, its attorneys and auditors or members of its Board, Optionee's immediate family members, attorneys, or legal and financial planners or tax preparers who are also bound by this confidentiality provision. Nothing in this Agreement shall prevent the Optionee from the disclosure of confidential Information or trade secrets that: (i) is made: (1) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In the event that the Optionee files a lawsuit alleging retaliation by the Company for reporting a suspected violation of law, the Optionee may disclose Confidential Information or trade secrets related to the suspected violation of law or alleged retaliation to the Optionee's attorney and use the Confidential Information or trade secrets in the court proceeding if the Optionee or the Optionee's attorney: (i) files any document containing Confidential Information or trade secrets under seal; and (ii) does not disclose the Confidential Information or trade secrets, except pursuant to court order. The Company provides this notice in compliance with the Defend Trade Secrets Act of 2016. All information which the Optionee has a reasonable basis to consider Confidential Information or which is treated by the Company as being Confidential Information shall be presumed to be Confidential Information, whether originated by the Optionee, or by others, and without regard to the manner in which the Optionee obtains access to such information. The Optionee agrees that the Company shall have the right to notify any future or prospective employers, or individuals or entities with whom the Optionee may be entering into a contractual relationship, of the provisions of this Section 22 for purposes of ensuring that the Company's interests are protected. This Agreement is not intended to limit or restrict, and shall not be interpreted in any manner that limits or restricts, the Optionee from exercising any legally protected whistleblower rights (including pursuant to Section 21F of the Exchange Act ("Section 21F")) or receiving an award for information provided to any government agency under any legally protected whistleblower rights. Notwithstanding anything in this Agreement to the contrary, nothing in or about this Agreement prohibits the Optionee from: (i) filing and, as provided for under Section 21F, maintaining the confidentiality of a claim with the SEC; (ii) providing Confidential Information to the SEC, or providing the SEC with information that would otherwise violate Section 22(a), to the extent permitted by Section 21F; (iii) cooperating, participating or assisting in an SEC investigation or proceeding without notifying the Company; or (iv) receiving a monetary award as set forth in Section 21F.

(b) **Inventions.** The Optionee agrees that all Inventions made, authored or conceived by the Optionee, either solely or jointly with others, during the Optionee's employment with the Company, shall be the sole and exclusive property of the Company. The Optionee is hereby notified that this Section 22 does not apply to any Invention for which no equipment, supplies, facility or trade secret information of the Company was used and which was developed initially on the Optionee's own time and (i) which does not relate: (1) directly to the business of the Company; or (2) to the Company's actual or demonstrably anticipated research, development or products; or (ii) which does not result from any work performed by the Optionee for the Company.

(c) **Covenant Not to Compete**. The Optionee agrees that while employed by the Company and during the 24-month period following termination of the Optionee's employment with the Company for any reason (the "Non-Compete Period"), he will not, directly or indirectly, own, control, manage, operate or act for or on behalf of, assist in, engage in, have any financial interest in, or participate in any way, including as an owner, partner, employee, officer, agent, board member, consultant, advisor, volunteer, stockholder or investor in, any entity, person, business or enterprise that is engaged in the design, manufacture, marketing, selling, importing, exporting, servicing or supporting of less lethal weapons, law enforcement cameras, digital evidence management, record management systems, computer-aided dispatch systems, machine learning, artificial intelligence, unmanned vehicles (e.g., drones), virtual reality or any other technology or products that the Company is engaged in or is on the roadmap to enter over the Non-Compete Period at the time of termination of employment; or related professional services marketed, sold or provided to public safety customers in connection with the products mentioned above throughout the world (the "Axon Business"). The Optionee acknowledges that his continued employment with the Company and this Agreement are more than sufficient consideration for this covenant not to compete. The Optionee further acknowledges that the Company is engaged in marketing and selling its products throughout the world and that this covenant not to compete is necessary and reasonable to protect the Company and that the Company will suffer irreparable harm and other damages in the event of a breach of this provision. The Optionee acknowledges that his training and experience have prepared him for employment or other business opportunities to sell products and perform services for businesses other than those in the Axon Business. Accordingly, the Optionee acknowledges that the restrictions contained in this covenant not to compete will not unduly prevent him from obtaining employment or business opportunities other than in the Axon Business. The Optionee also acknowledges that the time, scope and geographic area of this covenant not to compete are reasonable and necessary to protect the interests of the Company and the Axon Business.

(d) **No Solicitation of Customer**s. The Optionee shall not contact, or cause to be contacted, directly or indirectly, or engage in any form of oral, verbal, written, recorded, transcribed or electronic communication with, any Customer for the purposes of conducting business that is competitive or similar to that of the Company or for the purpose of disadvantaging the Company's business in any way. It is not a breach of this subsection for Optionee to respond to an unsolicited inquiry from a Customer by informing that Customer that "I am subject to a contractual restriction and am unable to assist you", or words of similar effect. For purposes of this Agreement, "Customer" shall mean all persons or entities that have used or inquired of the Company's services at any time while the Optionee was employed by the Company. The Optionee acknowledges and agrees that the Company's list of Customers was cultivated with great effort and secured through the expenditure of considerable time and money by the Company.

(e) **Covenant Not to Recruit and Hire**. The Optionee shall not: (i) directly or indirectly hire, solicit or recruit, or attempt to hire, solicit or recruit, any employee of the Company to leave their employment with the Company, nor shall the Optionee contact any employee of the Company, or cause an employee of the Company to be contacted, for the purpose of leaving employment with the Company; or (ii) solicit, encourage or induce, or cause to be solicited, encouraged or induced, directly or indirectly, any supplier, vendor or contractor who conducted business with the Company at any time during the 24-month period preceding the termination of the Optionee's employment with the Company for any reason, to terminate or adversely modify any business relationship with the Company or not to proceed with, or enter into, any business relationship with the Company, nor shall the Optionee otherwise interfere with any business relationship between the Company and any such supplier, vendor or contractor.

(f) **Covenant Not to Disparage**. The Optionee agrees not to make any statements, written or verbal, or cause or encourage others to make any statements, written or verbal, including but not limited to any statements made via social media, on websites or blogs, that defame, disparage or in any way criticize the personal or business reputation, practices, or conduct of the Company, or any of its affiliates, its directors, officers, employees or its products. The Optionee acknowledges and agrees that this prohibition extends to statements, written or verbal, made to anyone, including but not limited to, the news media, any member of the Board or advisory board, competitors, vendors, employees (past and present) and clients.

(g) **Acknowledgments**. The Optionee further acknowledges that his fulfillment of the obligations contained in this Agreement, including, but not limited to, his obligation neither to disclose nor to use Confidential Information other than for the Company's exclusive benefit and his obligations not to compete and not to solicit employees is necessary to protect the Confidential Information and, consequently, to preserve the value and goodwill of the Company. The covenants set forth in this Section 22 are necessarily of a special, unique and extraordinary nature, and the loss arising from a breach thereof cannot reasonably and adequately be compensated by money damages, as such breach will cause the Company to suffer irreparable harm. Accordingly, in the event of any breach or threatened breach of any of the covenants set forth in this Section 22, the Company will be entitled to seek an injunctive or other extraordinary relief from a court of competent jurisdiction to restrain the violation or threatened violation of such covenants by the Optionee or any person acting for or with the Optionee in any capacity. The remedy set forth herein will be cumulative and not in limitation of any other remedies available to the Company. The covenants set forth in this Section 22 shall be construed as a series of separate covenants, one for each city, county and state of any geographic area in which the Company sold products or services. In the event that the provisions of this Section 22 are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, then permitted by such law. In the event that the court does not exercise the power granted to it in the prior sentence, the Optionee and the Company agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

23. **Cooperation**. The Optionee agrees that while employed by the Company and all times thereafter, to cooperate with the Company regarding any claims, litigation or related matters involving the Company, including providing truthful (a) information by phone, email or otherwise upon reasonable request and (b) testimony by deposition or in court as may be reasonably required, with the Company paying reasonable compensation, travel and per diem expenses.

24. **Return of Company Property**. All computers, tablets, phones, equipment, records, files, lists (including computer-generated lists), data, drawings, documents, equipment and similar items relating to the Company's business that the Optionee generated or received from the Company remain the Company's sole and exclusive property. The Optionee further represents that the Optionee has not copied or caused to be copied, printed out, or caused to be printed out any documents or other material originating with or belonging to the Company. The Optionee agrees to promptly return to the Company all property of the Company in Optionee's possession upon termination of his employment with the Company, for any reason, including all Company documents, equipment or other materials.

25. **Notices**. Any notice to be given under the terms of this Agreement shall be in writing and addressed to the Company at Legal@axon.com or its principal office to the attention of the Secretary, and to the Optionee at the Optionee's last address reflected on the Company's records, or at such other address as either party may hereafter designate in writing to the other. Any notice shall be deemed to be given only when received, but if the Optionee is no longer employed by the Company, such notice shall be deemed to have been duly given by the Company when enclosed in a properly sealed envelope addressed as aforesaid, registered or certified, and deposited (postage and registry or certification fee prepaid) in a post office or branch post office regularly maintained by the United States government.

26. **Counterparts**. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and same instrument.

27. **Interpretation**. The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender and the neuter as the context requires.

28. **Section 409A.** The Company intends (but cannot and does not guarantee) that this Agreement and the Option comply with and meet all, or qualify for an exception to, the requirements of Section 409A of the Code ("Section 409A") and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered in compliance with Section 409A or an exception thereto. The Optionee acknowledges that the Company makes no representations or warranties regarding the tax treatment or tax consequences of the Option, including the application of Section 409A. In any case, the Optionee shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on the Optionee or for the Optionee's account in connection with any Option (including any taxes and penalties under Section 409A), and the Company shall have no obligation to indemnify or otherwise hold the Optionee harmless from any or all of such taxes or penalties.

29. **Independent Counsel**. The Optionee acknowledges that he has been advised to seek, and has had the opportunity to seek, the advice and representation of independent counsel and tax advisors prior to entering into this Agreement and the transactions contemplated hereby.

30. **Section 280G**. Notwithstanding any other provision in this Agreement to the contrary, in the event that it is determined (by the reasonable computation of an independent nationally recognized certified public accounting firm that shall be selected by the Company prior to the applicable Change in Control (the "Accountant")) that the vesting of the Options, together with the aggregate amount of any other payments, distributions, benefits and entitlements of any type payable by the Company or any affiliate to the Optionee or for the Optionee's benefit, in each case, that could be considered "parachute payments" within the meaning of Section 280G of the Code (such payments, the "Parachute Payments") that, but for this Section 30, would be payable to the Optionee, exceeds the greatest amount of Parachute Payments that could be paid to you without giving rise to any liability for any excise tax imposed by Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law, or any interest or penalties with respect to such tax (such tax or taxes, together with any such interest or penalties, collectively referred to as the "Excise Tax"), then the aggregate amount of Parachute Payments payable to the Optionee shall not exceed the amount which produces the greatest after-tax benefit to the Optionee after taking into account any Excise Tax to be payable by the Optionee. For the avoidance of doubt, this provision shall reduce the amount of Parachute Payments otherwise payable to the Optionee, if doing so would place the Optionee in a more favorable net after-tax economic position as compared with not reducing the amount of Parachute Payments (taking into account the Excise Tax payable in respect of such Parachute Payments). Parachute Payments will be reduced by first reducing amounts considered to be nonqualified deferred compensation subject to Section 409A; provided that in no event may the Parachute Payments be reduced in a manner that would subject the Optionee to additional taxation under Section 409A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-16391

Axon Enterprise, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-0741227**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
17800 North 85th Street	**85255**
Scottsdale, Arizona	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code:

(480) 991-0797

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.00001 par value per share	AXON	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $6.3 billion based on the closing sale price as reported on The NASDAQ Global Select Market.

The number of shares of the registrant's common stock outstanding as of February 24, 2023 was 72,862,227

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's definitive proxy statement for its 2023 annual meeting of stockholders to be prepared and filed with the Securities and Exchange Commission not later than 120 days after December 31, 2022 are incorporated by reference into Part III of this Form 10-K.

AXON ENTERPRISE, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

PART I

Statements contained in this report that are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding our expectations, beliefs, intentions and strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Words such as "may," "will," "should," "could," "would," "predict," "potential," "continue," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," and similar expressions, as well as statements in future tense, identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Many events beyond our control may determine whether results we anticipate will be achieved. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements. This report lists various important factors that could cause actual results to differ materially from expected and historical results. These factors are intended as cautionary statements for investors within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Readers can find them under the heading "Risk Factors" in this Annual Report on Form 10-K, and investors should refer to them. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission ("SEC"). Our filings with the SEC may be accessed at the SEC's web site at www.sec.gov.

Risk Factor Summary

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth more fully in "Part I. Item 1A. Risk Factors."

Strategic Risks

- If law enforcement agencies do not continue to purchase and use our products and services, our growth prospects, operating results and financial conditions will be adversely affected.
- If our TASER conducted energy devices ("CEDs") do not continue to be widely accepted, our growth prospects will be diminished.
- If we are unable to design, introduce, sell and deploy new products or new product features successfully, our business and financial results could be adversely affected.
- We face risks associated with rapid technological change and new competing products.
- Our future success is dependent on our ability to expand sales through direct sales and distributors and our inability to increase direct sales or recruit new distributors would negatively affect our sales.
- Acquisitions of, or investments in, other companies, products, or technologies could disrupt our business, dilute stockholder value, and adversely affect our operating results.
- Our failure to retain executive officers, specifically Patrick W. Smith, could adversely impact our business.

Operational Risks

- Unavailability of materials or higher costs could adversely affect our financial results.

- Material adverse developments in domestic and global economic conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.
- To the extent demand for our products increases, our future success will be dependent upon our ability to manage our growth and to increase manufacturing production capacity.
- Delays in product development schedules could adversely affect our revenues and cash flows.
- We expend significant resources in anticipation of a sale and may receive no revenue in return.
- Changes in civil forfeiture laws may affect our customers' ability to purchase our products.
- Catastrophic events could materially adversely affect our business and/or financial condition.
- If our security measures or those of our third-party cloud storage providers are breached and unauthorized access is obtained to customers' data or our data, our network, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.
- Defects or disruptions in our services could impact demand for our services and subject us to substantial liability.
- Defects in our products could reduce demand for our products or result in product recalls and result in a loss of sales, delay in market acceptance and damage to our reputation.
- Our international operations expose us to additional risks that could adversely affect our business.
- We depend on our ability to attract and retain our key management, sales and technical personnel.
- If we fail to comply with federal, state or local regulations applicable to TASER 10 we may be subject to governmental actions or litigation which could adversely affect our business.
- If we fail to maintain effective internal control over financial reporting or identify a material weakness or significant deficiency, our ability to accurately and timely report our financial condition and results of operations could be adversely affected, investor confidence could diminish, and the value of our common stock may decline.

Financial Risks

- An increasing percentage of our revenue is derived from subscription billing arrangements which may result in delayed cash collections and may increase customer credit risk on receivables and contract assets.
- We may experience a decline in gross margins due to a shift in product sales to software and sensors products and services which may continue to carry a lower gross margin than that of TASER devices.
- Software-as-a-Service revenue for Axon Evidence is recognized over the terms of the contracts, which may be several years, and, as such, trends in new business may not be immediately reflected in our operating results.
- Most of our end-user customers are subject to budgetary and political constraints that may prevent sales.
- Due to municipal government funding rules, certain of our contracts are subject to various cancellation clauses, which could allow our customers to cancel or not exercise options to renew contracts in the future.
- We maintain most of our cash balances, some of which are not insured, at three depository institutions.
- Stock transactions may have a material, unpredictable impact on our results of operations and may result in dilution to existing shareholders.
- Our financial performance is subject to risks associated with changes in the value of the U.S. dollar versus local currencies.
- Unanticipated changes in our effective tax rate and additional tax liabilities may impact our operating results.
- Our revenues and operating results may fluctuate unexpectedly, which may cause our stock price to decline.

Legal and Compliance Risks

- We may face personal injury, wrongful death, product liability and other liability claims that harm our reputation and adversely affect our sales and financial condition.
- Other litigation, government inquiries and regulatory actions may subject us to significant costs and judgments and divert management attention from our business.

- We have been, and may be subject to intellectual property infringement and other claims, which could incur substantial litigation costs, result in significant damage awards, inhibit our use of certain technologies, and divert management attention from our business.
- If we are unable to protect our intellectual property, the value of our brands and products may decrease and we may lose our competitive market advantage.
- We may be limited in our ability to enforce patent rights internationally to only those jurisdictions in which our patent applications have been granted.
- A variety of new and existing laws and/or interpretations could materially and adversely affect our business.
    - Our business could be adversely affected by rules and regulations governing our radio spectrum devices.
    - Changes in statutes, regulations, and interpretation outside of our control may result in our products being classified or reclassified as firearms and could substantially reduce our private citizen market.
    - Failure to comply with U.S. federal regulations could disrupt our operations.
    - Our inability to obtain export licenses or classifications on a timely basis for sales of our products to our international customers could adversely affect our international sales.
    - Inability to comply with federal regulation of foreign national employees could curtail the company's ability to execute research and development and production related to CED technology.
    - Our product sales may be adversely affected by state and local governmental regulation of our TASER-branded devices.
    - Certain jurisdictions prohibit, restrict, or require a permit for importation, sale, possession or use of CEDs, including in some countries by law enforcement agencies, limiting our international sales opportunities.
    - Abrupt changes to domestic and international regulation of imports and exports of components in our supply chain can result in delays or interruptions to final product supplies.
    - Any failure to properly maintain or license our foreign operations could limit our ability to sell, support, or develop our products and services both internationally and in the U.S. market.
    - We may be adversely impacted by environmental or climate change disclosure litigation and new, or changes in, environmental safety laws, regulations or rules.
    - Our inability to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, could result in significant regulatory and third party liability, increased costs and may adversely affect our business.
- We are subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.

Risks Related to our Convertible Notes

- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow to pay our substantial debt.
- The conditional conversion feature of our 0.50% Convertible Senior Notes due 2027 (the "Notes"), if triggered, may adversely affect our operating results.
- Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.
- Changes in the accounting treatment for the Notes may have a material effect on our reported financial results.
- The convertible note hedge and warrant transactions may affect the value of the Notes and our common stock.
- We are subject to counterparty risk with respect to the convertible note hedge transactions.

Item 1. *Business*

Axon Enterprise, Inc. may be referred to as "the Company," "Axon," "we," or "our."

Overview

Axon's mission is to protect life in service of promoting peace, justice and strong institutions. Our moonshot goal is to cut gun-related deaths between police and the public in the United States by 50 percent before 2033.

As a technology leader in global public safety, Axon is building the public safety operating system of the future by integrating a suite of hardware devices and cloud software solutions that lead modern policing. Axon's suite includes TASER energy devices, body-worn cameras, in-car cameras, cloud-hosted digital evidence management solutions, productivity software and real-time operations capabilities.

Our hardware and software solutions advance our long-term strategic vision of a) obsoleting the bullet, b) reducing social conflict, c) enabling a fair and effective justice system, and d) building for racial equity, diversity, and inclusion. Our products solve some of society's most challenging problems and our mission attracts top talent.

Our research & development ("R&D") investments support continuous innovation on behalf of our customers. Our financial strategy is to build highly recurring, highly profitable businesses. Axon products are generally cloud-connected, designed to drive better outcomes and customer experiences, and sold via mutually reinforcing integrated bundles.

Axon's operations comprise two reportable segments:

1. Software and Sensors: We develop, manufacture and sell fully integrated hardware and cloud-based software solutions that enable law enforcement to capture, securely store, manage, share and analyze video and other digital evidence. Our software offerings also support productivity and real-time operations.

2. TASER: Axon is the market leader in the development, manufacture and sale of conducted energy devices ("CEDs"), which we sell under our brand name, TASER.

Further information about our reportable segments and sales by geographic region is included in Notes 1, 2 and 20 of the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K. For backlog by reportable segment, refer to Part II, Item 7 of this Annual Report on Form 10-K.

Axon employees are distributed across multiple geographies and report to work via a remote-hybrid model, which leverages both in-person collaboration environments as well as cloud-based software tools that enable remote productivity. Our physical headquarters in Scottsdale, Arizona houses some executive management, sales, marketing, certain engineering, manufacturing, finance and other administrative support functions. Our other key in-person facilities include Seattle, London and Ho Chi Minh City. We also have subsidiaries, and in some cases offices located in Australia, Canada, Finland, France, Germany, Hong Kong, India, Italy, the Netherlands, Spain, the United Kingdom, and Vietnam.

Key Product Category Revenue Drivers: What We Offer

Axon products are generally cloud-connected, designed to drive better outcomes and customer experiences, and sold via mutually reinforcing integrated bundles. Our key revenue drivers belong to three broad product categories:

- <u>TASER:</u> We develop smart devices, tools and services that support public safety officers in de-escalating situations, avoiding or minimizing use of force and aiding consumer personal protection. These tools include TASER devices, virtual reality training services and consumer devices. Research has shown that TASER devices are the most effective less-than-lethal force option, with the lowest likelihood of injury to officers and assailants. Since our inception in 1993, TASER devices have been adopted by a majority of U.S. state and local police departments and are used daily to help keep communities safe. Global adoption of TASER devices remains early and we are expanding into new geographies. Axon VR solutions make public safety training more accessible, relevant and affordable — with the goal of using new immersive VR technologies to better prepare officers for real-life situations in the field.

- Sensors: Axon devices address many needs, including transparency, real-time situational awareness, and capturing evidence accurately and integrating with software workflows. Product categories within sensors include Axon body cameras, Axon Fleet in-car systems, and other devices that work with our software.

- Software: Axon is building a suite of cloud-based, software-as-a-service ("SaaS") solutions that integrate with our sensors and TASER devices to benefit customers and drive annual recurring revenue, which totaled $473 million[a] as of December 31, 2022. We have many SaaS solutions, which can best be trisected into three categories: digital evidence management, productivity and real-time operations solutions. Axon Evidence is the world's largest cloud-hosted public safety data repository of public safety video data and other types of digital evidence. Our productivity suite, which includes Axon Records, is designed to save officers time spent writing reports and doing paperwork. And our real-time operations capabilities, which include Axon Respond, integrates location data, signal alerts and video feeds to provide a complete picture of evolving situations.

(a) *Monthly recurring license, integration, warranty, and storage revenue for the year ended December 31, 2022.*

Sales and Distribution: Who We Sell To and Where We Deliver

We think of our core customers as falling into roughly four categories of funding sources: U.S. state and local governments, the U.S. federal government, international government customers, and commercial enterprises. Additionally, the types of customers who find value in our product offerings are expanding beyond law enforcement to include attorneys, fire and EMS personnel, corrections and the U.S. military.

Axon's sales force and strong customer relationships represent key strategic advantages. The majority of our revenues are generated via direct sales, including our online store, although we do leverage distribution partners and third-party resellers.

Our largest customer segment is U.S. state and local law enforcement. Axon has a customer relationship with over 95% of state and local law enforcement agencies in the United States. The remaining agencies are served via our telesales team, as well as distributors.

No customer represented more than 10% of total net sales for the years ended December 31, 2022, 2021 or 2020.

We are diversifying into new markets by adding new types of customer profiles, or users, and by adding to our core customer base. In recent years, we have been investing in sales personnel to capture these new markets, and in 2023, we will focus on strategic headcount additions to support key new markets and newer products.

Governmental agencies generally have the ability to terminate our contracts, in whole or in part, for reasons including, but not limited to, non-appropriation of funds. We continue to monitor developments in federal government funding.

Resources

Manufacturing and Supply Chain

We perform light manufacturing, final assembly, and final test operations at our headquarters in Scottsdale, Arizona, and own substantially all of the equipment required to develop, prototype, manufacture and assemble our finished products. We have continued to maintain both our ISO 9001 and our ISO 9001:2015 certifications.

We continue to take steps to diversify our supply chain and global manufacturing footprint, which positioned us well managing through the recent supply chain challenges. Thus far, we have been able to produce and ship our critical core products. As we enter 2023, material availability is improving but still poses real risks to all businesses that manufacture products. Supplier decommitments remain our largest area of risk as we continue to experience this in several areas. However, we have put programs in place to mitigate this risk. We proactively manage our supply chain down to third tier suppliers to overcome material shortages as they arise. These actions align to our strategic model to help meet strong product demand while also preparing us to stagger factory work schedules as needed, which enables us to meet compressed build schedules over short periods of time. We continue to adjust strategic inventory levels based on areas of risk to mitigate potential supply disruptions.

In light of our broad domestic and international geographic supplier base, we are continuously monitoring our supply chain to manage through potential impacts, identifying alternate shipping / logistic sources, and working with foreign regulators to ensure that our suppliers can provide parts.

We obtain many of our components from single source suppliers; however, because we own the injection molded component tooling used in their production, we believe we could obtain alternative suppliers in most cases without incurring significant production delays. For additional discussion of sources and availability of raw materials, refer to Note 1 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

We provide limited manufacturer's warranties on our Axon devices and CEDs, and customers also have the option to purchase extended warranties. For additional information about our warranties, refer to Note 1 in the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Intellectual Property

We protect our intellectual property with U.S. and international patents and trademarks. Our patents and pending patent applications relate to technology used by us in connection with our products. We also rely on international treaties, organizations and laws to protect our intellectual property. As of December 31, 2022, we hold 274 U.S. patents, 109 U.S. registered trademarks, 165 international patents, and 415 international registered trademarks, and also have numerous patent and trademark applications pending.

We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as the commercial significance of our operations and our competitors' operations in particular countries and regions, our strategic technology or product directions in different countries, and the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions. We have the exclusive rights to many Internet domain names, primarily including "Axon.com", "Evidence.com", and "TASER.com." We also vigorously protect our intellectual property, including trademarks, patents and trade secrets against third-party infringement.

Confidentiality agreements are used with employees, consultants and key suppliers to help ensure the confidentiality of our trade secrets.

Competition

Sensors — Connected Cameras and Digital Evidence Management Software: The body-worn camera and in-car video/automatic license plate readers market is highly competitive. Our competition includes Motorola Solutions, Utility Associates, Getac Technology Corporation, Panasonic Corp., Reveal Media, Safe Fleet, Digital Ally Inc., Visual Labs Inc., Intrensic, LLC, as well as Safety Vision, LLC, Rekor Systems Inc., and Genetec Inc.

The market for software solutions to improve public safety agency workflows is both highly fragmented and highly competitive. Our cloud-based digital evidence management system, Axon Evidence, competes with both cloud-based platforms and on-premises based systems designed by third-parties or developed internally by an agency's technology staff. Our competition includes Motorola Solutions, Panasonic Corp., IBM, Oracle, FotoWare, Vidizmo, LLC, NICE, QueTel Corporation, OpenText Corporation, and FileOnQ among others.

Key competitive factors in this market include product performance, product features (including live-streaming, GPS tracking, and pre-event buffering), battery life, product quality and warranty, total cost of ownership, data security, data and information workflows, company reputation and financial strength, and relationships with customers.

Productivity and Real-Time Operations — Records Management System (RMS) and Computer Aided Dispatch (CAD): The RMS and CAD markets are highly competitive and highly fragmented. We have identified more than 50 software providers, including Motorola Solutions, Tyler Technologies, Central Square Technologies (formerly Superion, TriTech and Aptean), Northrop Grumman, Hexagon AB, Niche Technology Inc., Caliber Public Safety (parent, Harris Computer Systems), Saab, SOMA Global, RapidDeploy Inc., Sopra Steria, Mark43 Inc, and CSI Technology Group. In addition, not all law enforcement agencies use software for report writing — some still use paper. We believe our network of camera sensors and digital evidence management platform give us a strategic advantage in these product categories. Our Respond offering competes both with real-time operations platforms that ingest body camera video feeds, like Motorola's CommandCentral Aware, Hitachi's Visualization Suite and Genetec's Citigraf as well as platforms that ingest video feeds exclusively from surveillance cameras, like Rave Mobile Safety, Live Earth and Mutualink among others.

TASER for Professional User Markets: Our CEDs compete with a variety of less-lethal alternatives to firearms, including rubber bullets or rubber baton rounds, such as those made by Combined Systems; pepper spray, pepper spray projectiles, such as those made by Byrna Technologies Inc. (dba Fox Labs), SABRE Corporation, and Mace Security International, Inc.; traditional stun guns, such as those made by UZI and Jolt; hand-held remote restraint devices involving a tether, such as the one made by Wrap Technologies Inc.; laser dazzlers that cause temporary blindness, such as the one made by B.E. Meyers & Co., Inc.; stun grenades, such as those made by Combined Systems, Inc.; long-range acoustic devices, such as the one made by Genasys Inc.; police batons and night sticks, such as those made by Monadnock and by Armament Systems and Procedures, Inc. TASER devices offer advanced technology, versatility, portability, effectiveness, built-in accountability systems, and low injury rates, which enable us to compete effectively against other less-lethal alternatives. TASER devices also offer connectivity to our cloud network, which allows law enforcement agencies and other professional users to more effectively manage their less-lethal programs and automate use-of-force reporting.

The primary competitive factors in this market include a device's accuracy, effectiveness, reputation, safety, cost, ease of use, and exceptional customer experience. The design maturity of the TASER platform, as well as our development and sale of a two-shot device, are also key competitive differentiators. We are aware of competitors providing competing CED products primarily in international markets.

Virtual Reality ("VR") De-Escalation Training for Law Enforcement, Corrections and Private Security Markets: Our VR Training platform competes with several other companies in the space who offer simulation scenarios, including simulated training on the use of both lethal and less-lethal alternatives. Our competition in this space includes VirTra Inc., Apex Officer, Laser Shot Inc., InVeris Training Solutions Inc., MILO, Ti Training Corp, Adaptive VR Ltd. (AVRT), V-Armed, Street Smarts VR and WRAP Technologies.

Key competitive factors in this market include scale of content library, integration to additional sensors and devices (e.g. haptic suit, TASER), ease of use, visual fidelity and realism, quality of immersion experience (enhanced by capabilities such as eye tracking and speech recognition) and portability.

TASER for Personal Safety: In the private citizen market, TASER devices compete with firearms and with other less-than-lethal self-defense options such as stun guns and pepper spray-based products including pepper guns and miniature spray cans. Leading competitors in the less-than-lethal space include Byrna Technologies, Inc., Salt Supply Co., PepperBall, Mace, SABRE and Vipertek. The TASER StrikeLight competes in the flashlight category, in which there are dozens, if not hundreds, of competitors, including tactical flashlight providers with and without stun-gun capabilities.

TASER personal safety devices are not stun guns, and have different capabilities, including NMI (neuro-muscular incapacitation) functionality. The broader market for personal safety and home defense is far-reaching, and categories range from threat detection and accountability (dash and doorbell cameras), to home security (home alarms, locks, and response services) to personal defense (firearms, stun guns, TASER devices, pepper spray, tactical flashlights, and personal alarms), to personal tracking and emergency notification mobile applications.

The primary benefit of TASER devices is in less-than-lethal stopping power. Other competitive factors include a device's cost, effectiveness, safety, ease of use, and available training options.

Non-Axon trademarks are property of their respective owners.

Seasonality

We have historically experienced higher net sales in our fourth quarter compared to other quarters in our fiscal year due primarily to municipal budget cycles. Additionally, new product introductions can significantly impact the cadence of net sales, product costs and operating expenses. Municipal law enforcement budgets tend to feature a mix of fiscal years that end in either June, September or December. However, historical seasonal patterns, municipal budgets or historical patterns of product introductions should not be considered reliable indicators of our future net sales or financial performance.

Governmental Regulation

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including, for example, laws and regulations related to: privacy and data protection, security, retention, and deletion; rights of publicity; content; intellectual property; regulation of certain of our CEDs as firearms; advertising; marketing; distribution; electronic contracts and other communications; competition; consumer protection; telecommunications; product liability; taxation; labor and employment; economic or other trade prohibitions or sanctions; securities; and online payment services. There are a number of legislative proposals in the U.S., at both the federal and state level, that could impose new obligations in areas affecting our business, such as liability for copyright infringement by third parties. Foreign laws and regulations can impose different obligations or be more restrictive than those in the U.S.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. See "Item 1A. Risk Factors – Legal and Compliance Risks - A variety of new and existing laws and/or interpretations could materially and adversely affect our business."

Radio Spectrum Devices

Certain of our products utilize the radio spectrum to provide wireless voice, data and video communications services. The allocation of spectrum is regulated in the U.S. and other countries and limited spectrum space is allocated to wireless services and specifically to public safety users. In the U.S., the Federal Communications Commission ("FCC") regulates spectrum use by non-federal entities and federal entities. Similarly, countries around the world have one or more regulatory bodies that define and implement the rules for use of radio spectrum and electromagnetic interference, pursuant to their respective national laws. We manufacture and, after receiving the required approvals, we market our products in spectrum bands already made available by regulatory bodies.

Axon body worn cameras, docks, fleet vehicle cameras and signal devices are subject to FCC's rules and regulations. The FCC regulates not only the "intentional radiation" of radio transmitters, but also the "unintentional radiation" of noise from all sorts of electrical equipment. Current Axon products use Bluetooth, WiFi and/or Long-Term Evolution ("LTE") radio technologies. With the integration of LTE technologies, we must also apply for the approval of private certifications such as Cellular Telecommunications and Internet Association certification, required by FirstNet and other operators. These regulations affect CEDs with Signal technology, including the TASER 7 and TASER 10, SPPM, and future CEDs implementing wireless technology.

Axon and TASER Devices

For our TASER products, we rely on the opinions of the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF"), including the determination that a device that does not expel projectiles by the action of an explosive is not classified as a firearm.

Federal regulation of sales in the U.S.: All current CED models, with the exception of TASER 10, which launched in January 2023, are not firearms regulated by the ATF, and our consumer products are regulated by the U.S. Consumer Product Safety Commission. The TASER 10 is regulated by the ATF under the Gun Control Act of 1968 and is subject to applicable state and local firearms regulations that are jurisdiction-specific. Axon must maintain a federal firearms license to manufacture and sell the TASER 10, which subjects Axon to periodic compliance inspections by the ATF. License violations discovered by the ATF can result in fines, penalties, warning letters or license revocation. Additionally, if we fail to comply with ATF rules and regulations, the ATF may limit our TASER 10 activities or growth, fine us, or ultimately, suspend our ability to produce and sell the TASER 10 product line. There are currently no federal laws restricting sales of our other currently offered CED products in the U.S.

Axon devices using lithium batteries are subject to U.S.-DOT/UN 38.3 for transportation.

Our CED products are also subject to testing, safety and other standard organizations such as the American National Standards Institute, the International Electrotechnical Commission, the National Institute of Standards and Technology, and Underwriters Laboratories. These regulations also affect CEDs with Axon Signal technology, including Signal Performance Power Magazine technology, and TASER 7 battery packs.

Federal regulation of international sales: Our CEDs are considered a "crime control" product by the U.S. Department of Commerce (DOC) for export directly from the U.S. which requires us to obtain an export license from the DOC for the export of our CED devices from the U.S. to any country other than Canada. Future products and services may require classifications from the DOC before they may be shipped internationally. Our inability to obtain DOC export licenses or classifications on a timely basis for sales of our products to our international customers could significantly and adversely affect our international sales. Although TASER 10 is regulated by the ATF for domestic sales, the U.S. DOC has ruled that the product's unique propulsion design has no impact on its export classification and that the TASER 10 model's export classification remains consistent with all other TASER CED models.

Federal regulation of foreign national employees: Our CED development and production is also considered controlled "technology" by the U.S. DOC and is categorized as a "deemed export" for any foreign national employees exposed to the technology within the U.S. Consequently, we must obtain export licenses from the DOC for any deemed export within the U.S. made to a foreign national employee exposed to the deemed controlled technology. Deemed export licenses are subject to DOC approvals and issued licenses require annual status reports for the stated employees. Inability to obtain proper licensing could curtail the company's ability to recruit employees and execute R&D and production related to CED technology.

State and local regulation: Our CEDs are controlled, restricted or, less frequently, prohibited by some state and local governments. As of December 31, 2022, Rhode Island is the only state that prohibits the possession of our TASER-branded devices that are not regulated by the ATF. However, that prohibition was struck down as unconstitutional by a federal court, and new legislation is expected. Additionally, some cities and municipalities also prohibit private citizen possession or use of our CED products. However, with the launch of TASER 10 in January 2023, we may need to comply with additional state and local requirements governing the sale of firearms if that device is sold to non-law enforcement customers.

International regulation of foreign imports and sales: Certain jurisdictions prohibit, restrict, or require a permit for the importation, sale, possession or use of CEDs, including in some countries by law enforcement agencies, limiting our international sales opportunities.

U.S. and International regulation of component movements globally: We rely on a global supply chain of components across our product lines with most final assembly occurring in the U.S. Export of these components from abroad is subject to shifting regulatory landscapes imposed by both the foreign government and U.S. authorities upon import. Additionally, certain TASER 10 components are regulated for import into the U.S. by the ATF and are subject to ATF import permits which limits Axon's ability to source from some suppliers leading to a potential decrease in supply chain agility.

International regulation of foreign-based operations: We maintain foreign operations in several countries globally for purposes of logistics, sales, general and administrative services, and R&D support. Depending on these activities, regulations can include business activity licensing and registration, import permits and recordkeeping, warehousing & storage security and permitting, and government reporting.

<u>Environmental Regulations</u>

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in our products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of such products.

The European Union ("EU") has published Directives on the restriction of certain hazardous substances in electronic and electrical equipment (the "RoHS Directive") and on electronic and electrical waste management (the "WEEE Directive"). The RoHS Directive restricts the use of a number of substances, including lead. The WEEE Directive directs members of the EU to enact laws, regulations, and administrative provisions to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the EU. In addition, similar environmental legislation has been enacted in other jurisdictions, including the U.S. (under federal and state laws) and other countries.

In addition, the EU has defined a regulation for the registration, evaluation, authorization and restriction of chemicals that places responsibility on companies to manage the risks from chemicals contained in products and to provide safety information about such substances. Manufacturers and importers are required to gather information on the properties of the chemical substances in their products and provide for their safe handling. As of January 5, 2021, companies supplying products on the EU market containing substances of very high concern as identified by the EU have to submit information on these products to the European Chemicals Agency. The information in their database is then made available to waste operators and consumers.

Other countries have adopted chemical restrictions regulations, including but not limited to the U.S., Canada, and Australia. New, or changes in, environmental safety laws, regulations or rules could also lead to increased costs of compliance, including remediations of any discovered issues, and changes to our operations, which may be significant. Any failures to comply could result in significant expenses, delays or fines.

<u>Privacy Regulations</u>

We are subject to laws and regulations that dictate whether, how, and under what circumstances we can collect, transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. These laws and regulations often create private rights of action, impose new potential monetary penalties for noncompliance, and may require us to adopt additional contractual obligations as well as restrict our ability to store or process data.

We continue to monitor and assess for compliance as the regulatory environment evolves both within the United States and in relevant international markets. Laws and regulations often involve matters central to our business, including:

- Privacy laws, such as the European General Data Protection Regulation, California's Consumer Privacy Act and Privacy Rights Act, Illinois' Biometric Information Privacy Act, Virginia's Consumer Data Protection Act, the Colorado Privacy Act and other laws.

- Data protection laws passed by many states within the U.S. regarding notification to data subjects or regulators where there is a security breach of personal data.

- Data localization or data sovereignty laws requiring that certain data types collected in a particular country be stored or processed within that country.

Dynamic, and sometimes inconsistent, interpretations of what constitutes "personal information" enhance the complexity of complying with these regulations across jurisdictions.

Human Capital Resources

Our success depends on the continued service of our employees and on our ability to continue to attract, retain, and motivate top talent. To facilitate this, we strive to create a diverse and inclusive environment at Axon, with equitable opportunities for employee growth and development, supported by strong compensation and benefits and by programs that build connections between our employees and their communities. Axon's mission is central to our recruiting and retention efforts.

As of December 31, 2022, we had 2,821 full-time employees and 913 temporary employees (temporary employees include contractors, interns, and consultants). During fiscal 2022, the number of full-time employees increased by 673 or 31%, primarily for product support, R&D, and other support organizations.

Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are strong. We closed the year with our regrettable attrition rate[a] at 2.02%, well under the annual goal of 2.5%. More than 90% of employees reported feeling proud to work at Axon during 2022's employee engagement survey.

(a) *Regrettable attrition is defined as rolling 12-month attrition of employees rated as top performing in the prior performance rating cycle.*

Diversity and Inclusion

We embrace diversity, equity and inclusion. A truly innovative workforce needs to be diverse, leverage the skills and perspectives of a wealth of backgrounds and experiences, and ensure that all employees are equitably empowered to succeed. We continue to focus on the hiring, retention, development, and advancement of women and underrepresented communities. We are focused on recruiting diverse candidates and on internal talent development of our diverse leaders so that they can advance their careers and move into leadership positions.

Our employee affinity groups are company-sponsored, employee-led communities that address specific needs, priorities, and barriers to success for each community of focus. These groups provide a forum for employees to discuss problems and craft solutions for each community of focus, while also creating leadership and professional development opportunities for members. Throughout 2022 we continued to see active participation in all six of our affinity groups — Axon Allies for LGBTQ+ employees, APIA for Asian Pacific Islander employees, HOLA for Hispanic employees, Axon Mosaic for Black employees, Axon Vets for service veterans, and Women at Axon. Each affinity group is inclusive of employees who identify as members of each community, as well as allies.

In 2022, we formed the Ethics & Equity Advisory Council (EEAC) to ensure that ethics and equity are at the forefront of our services and product development. We believe that our ability to retain our workforce is dependent upon fostering an environment that is sustainably safe, respectful, fair and inclusive of everyone and promotes diversity, equity and inclusion inside and outside of our business. Internally, we continue to listen to our employees with town hall sessions, provide expert-led webinars, and host community round tables.

Health and Safety

The health and safety of our employees is of utmost importance to us. We conduct regular self-assessments and audits to ensure compliance with our health and safety guidelines and regulatory requirements. Our ultimate goal is to achieve a level of work-related injuries as close to zero as possible through continuous investment in our safety programs. We provide protective gear (e.g. eye protection, masks and gloves) as required by applicable standards and as appropriate given employee job duties.

To promote mental and emotional wellbeing, all full-time employees are provided free, unlimited access by Axon to Ginger. Ginger is a 24/7 resource that includes individualized coaching via text in addition to access to articles and activities offering guidance on maintaining emotional balance throughout tumultuous times.

Additionally, we have a Wellness Incentive Program for our domestic employees that incentivizes healthy lifestyles. The program rewards employees for completing a variety of well-being activities that help foster their financial wellness, mental health, social wellbeing, community engagement and nutrition.

Corporate Information

We were incorporated in Arizona in September 1993 as ICER Corporation. We changed our name to AIR TASER, Inc. in December 1993 and to TASER International, Incorporated in April 1998. In January 2001, we reincorporated in Delaware as TASER International, Inc., and in April 2017, changed our name to Axon Enterprise, Inc.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports filed with or furnished to the SEC are available free of charge on our website at *http://investor.axon.com* as soon as reasonably practicable after we electronically file or furnish such material to the SEC. The information on our website, including information about our trademarks, is not incorporated by reference into or otherwise a part of this Annual Report on Form 10-K. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at *http://www.sec.gov*.

Item 1A. *Risk Factors*

Because of the following factors, as well as other variables affecting our operating results, our past financial performance may not be a reliable indicator of our future performance and historical trends should not be used to anticipate our results or trends in future periods. You should carefully consider the trends, risks and uncertainties described below and other information in this Form 10-K and subsequent reports filed with or furnished to the SEC before making any investment decision with respect to our securities. If any of the following trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Strategic Risks

We are substantially dependent on acceptance of our products by law enforcement markets, throughout the world. If law enforcement agencies do not continue to purchase and use our products and services, our growth prospects, operating results and financial conditions will be materially adversely affected.

At any point, whether or not related to the performance of our products and services, law enforcement agencies may elect to no longer purchase our CEDs or other products and services. For example, in the past, we believe that our sales were adversely impacted by negative coverage and publicity surrounding our products and services and their use. If law enforcement agencies no longer purchase our products and services, or materially decrease their purchases, our growth prospects, operating results and financial condition will be materially adversely affected.

We substantially depend on sales of our TASER CEDs, and if these products do not continue to be widely accepted, our growth prospects will be diminished.

In the years ended December 31, 2022, 2021 and 2020, we derived a significant portion of our revenues from sales of TASER brand devices and related cartridges, whether on a standalone basis or as part of a bundled offering, and expect to depend on sales of these products for a significant portion of our revenue for the foreseeable future. A decrease in the selling prices of, or demand for these products, or their failure to maintain broad market acceptance, would significantly harm our growth prospects, operating results and financial condition.

If we are unable to design, introduce, sell and deploy new products or new product features successfully, our business and financial results could be adversely affected.

Our future success will depend on our ability to develop new products or new product features that achieve market acceptance in a timely and cost-effective manner. The development of new products and new product features is complex, time consuming and expensive, and we may experience delays in completing the development and introduction of new products. We may choose to carry higher levels of inventory to mitigate the risk of production delays, which may in turn expose us to an increased risk of obsolescence.

We have devoted, and continue to devote, significant resources to develop and deploy our cloud-based productivity and real-time operations SaaS solutions, which we continue to broadly deploy to a large number of customers. Customer requirements for these products are complex and varied. If we are unable to develop scalable solutions that can be consistently configured for customers with minimal effort, or if we are unable to grow a professional services team that can consistently configure our products to meet the requirements of large numbers of customers in a timely and cost-effective manner, our ability to broadly scale our cloud-based productivity and real-time operations SaaS solutions could be negatively impacted, and our business prospects, operating results and financial condition could be negatively impacted..

We cannot provide any assurance that products that we may develop in the future will achieve market acceptance. If we fail to develop new products or new product features on a timely basis that achieve market acceptance, our business, financial results and competitive position could be adversely affected.

We face risks associated with rapid technological change and new competing products.

The technology associated with law enforcement devices and software is receiving significant attention and is rapidly evolving. While we have some patent protection in certain key areas of our Axon device, CED and SaaS technology, new technology may result in competing products that operate outside our patents and could present significant competition for our products, which could adversely affect our business, financial results and competitive position.

Our future success is dependent on our ability to expand sales through direct sales and distributors and our inability to increase direct sales or recruit new distributors would negatively affect our sales.

Our distribution strategy is to pursue sales through multiple channels which is principally through direct sales and independent distributors. We are focusing on direct sales to larger agencies through our regional sales managers and our inability to grow sales to these agencies in this manner would materially adversely affect our business prospects, operating results and financial condition In addition, our inability to establish relationships with and retain law enforcement equipment distributors, who we believe can successfully sell our products, would materially adversely affect our business prospects, operating results and financial condition. If we do not competitively price our products, meet the requirements of our distributors or end-users, provide adequate marketing support, or comply with the terms of our distribution arrangements, our distributors may fail to aggressively market our products or may terminate their relationships with us. These developments would likely have a material adverse effect on our sales. Our reliance on the sales of our products by others also makes it more difficult to predict our revenues, cash flow and operating results.

In certain states and foreign jurisdictions we have decided to pursue sales directly with law enforcement customers, rather than working through established distribution channels. Our customers may have strong working relationships with distributors and we may face resistance to this change. If we do not overcome this resistance and effectively build a direct relationship with our customers, sales may be adversely affected.

Acquisitions of, or investments in, other companies, products, or technologies may require significant management attention and could disrupt our business, dilute stockholder value, and adversely affect our operating results.

Our business strategy may include acquiring other complementary products, technologies or businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions once undertaken and announced, will close.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies, products, personnel or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition, including potential liabilities due to litigation and potential identified or unknown security vulnerabilities in acquired technologies that expose us to additional security risks or delay our ability to integrate the product into our offerings or recognize the benefits of our investment;

- differences between our values and those of an acquired company, as well as potential disruptions to our workplace culture;

- incurrence of acquisition-related costs, including costs related to integration activities;

- difficulty integrating the accounting and information systems, operations, and personnel of the acquired business;

- augmenting the acquired technologies and platforms to the levels that are consistent with our brand and reputation;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- challenges converting the acquired company's revenue recognition policies and forecasting the related revenues, including subscription-based revenues and software license revenues;

- potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;

- difficulty converting the customers of the acquired business onto our platform and contract terms;

- diversion of management's attention and other company resources;

- harm to our existing business relationships with business partners and customers as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

We cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities or risks. Integrating an acquired technology, asset or business into our operations can be challenging, complex and costly and we cannot assure you that we will be successful or that the anticipated benefits of the acquisitions that we complete will be realized or outweigh their costs. If our integration and development efforts are not successful and the anticipated benefits of the acquisitions that we complete are not achieved, our business, operating results, financial condition, and prospects could be adversely affected.

In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures and values, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges could adversely affect our business, operating results, financial condition, and prospects.

We are highly dependent on the services of Patrick W. Smith, our Chief Executive Officer.

Our future success depends upon our ability to retain executive officers, specifically Patrick W. Smith, and any failure to do so could adversely impact our business, prospects, new product development, financial condition and operating results.

Operational Risks

Unavailability of materials or higher costs could adversely affect our financial results.

We depend on certain domestic and international suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components or sub-assemblies and reduced control over pricing and timing of delivery of components and sub-assemblies. Specifically, we depend on suppliers of sub-assemblies, machined parts, injection molded plastic parts, printed circuit boards, custom wire fabrications and other miscellaneous customer parts for our products. Although we have and are implementing additional long-term agreements with strategic suppliers to mitigate the risk of supply continuity, there remains risk across our supply chain while we extend our supplier contract program, and there is no guarantee that supply will not be interrupted. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, or they decommit to us previously agreed to supply levels, it may reduce our access to components and require us to search for new suppliers. As the scale of our hardware production increases, we will also need to accurately forecast, purchase, warehouse and transport components at high volumes to our manufacturing facilities. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.

Single or sole-source components used in the manufacture of our products may become unavailable or discontinued. Delays caused by industry allocations or obsolescence may take weeks or months to resolve. In some cases, parts obsolescence may require a product re-design to ensure quality replacement components. These delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations and could harm our reputation. For example, revenue from TASER 7 for 2022 was impacted by approximately $35.0 million for orders that were scheduled to ship prior to December 31, 2022, but could not be fulfilled due to the delayed receipt of a manufacturing component for our TASER 7 devices. Additionally, Axon Body revenue was impacted by approximately $15.5 million for orders that were scheduled to ship prior to December 31, 2022, but could not be fulfilled due to supply chain constraints for our Axon Body 3 devices.

Due to the unique requirements of the TASER 10, we purchase our raw materials from a limited number of suppliers. Some of the raw materials that are used in the TASER 10 may be subject to fluctuations in market price which we may be unable to pass through to our customers to offset market fluctuations. Because of the unique requirements of the TASER 10, we cannot change suppliers easily. Any delay or interruption in the supply of these raw materials could impair our ability to manufacture and deliver the TASER 10, harm our reputation or cause a reduction in revenues.

A significant number of our raw materials or components are comprised of petroleum-based products or incur some form of landed cost associated with transporting the raw materials or components to our facility. Our freight and import costs and the timely delivery of our products could be adversely impacted by a number of factors which could reduce the profitability of our operations, including: higher fuel costs; potential port closures; customs clearance issues; increased government regulation or regulatory changes for imports of foreign products into the U.S.; delays created by terrorist attacks or threats, public health issues, national disasters or work stoppages; and other matters. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition. For example, there have been disruptions in the semi-conductor supply chain that could negatively impact our ability to make our products.

International or domestic geopolitical or other events, including the imposition of new or increased tariffs and/or quotas by the U.S. government on any of these raw materials or components and other government trade policies, could adversely impact the supply and cost of these raw materials or components, and could adversely impact our revenues, profitability and financial condition. In particular, the implementation of tariffs and trade restrictions as well as changes in trade policies between the U.S. and China may have an adverse effect on our supply chain from a sourcing and cost perspective. We source certain raw materials from China, as do some of our suppliers. We may be unable to transition away from China to other jurisdictions or obtain secondary sources for raw materials which could result in a material adverse effect on our revenues, profitability and financial condition.

Material adverse developments in domestic and global economic conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.

Various factors contribute to the uncertain economic environment, including the conflict between Russia and Ukraine, the increase in, and volatility of, interest rates, high inflation, an actual recession or fears of a recession, trade policies and tariffs and geopolitical tensions. Our inability to offset price inflation in our materials, components, shipping, or labor through increased prices to customers with long-term fixed contracts and formula-based or long-term fixed price contracts with suppliers could adversely affect our business, financial condition and results of operations. Global supply chain and labor market challenges could also negatively affect our performance as well as the performance of our suppliers. Interest rate increases have also created financial market volatility and could further negatively impact financial markets, lead to an economic downturn or recession or have an adverse effect on our operating results. Economic slowdowns can also negatively impact municipal and state tax collections and put pressure on law enforcement budgets which may increase the risk that our customers will be unable to appropriate funds for existing or future contracts with us. In addition, geopolitical risks could affect our customers' budgets and policies. These and other factors may adversely affect customer demand and ability to pay, cause decrease in sales, and negatively impact the realizability of our accounts and notes receivable and contract assets.

To the extent demand for our products increases, our future success will be dependent upon our ability to manage our growth and to increase manufacturing production capacity.

To the extent demand for our products increases significantly in future periods, one of our key challenges will be to increase our production capacity to meet sales demand while maintaining product quality. Our primary strategies to accomplish this include introducing additional shifts, increasing the physical size of our assembly facilities, the hiring of additional production staff, and the implementation of additional customized manufacturing automation equipment. The investments we make in this equipment may not yield the anticipated labor and material efficiencies. Our inability to meet any future increase in sales demand or effectively manage our expansion could have a material adverse effect on our revenues, operating results and financial condition.

Delays in product development schedules may adversely affect our revenues and cash flows.

The development of CEDs, devices, sensors and software is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Our focus on our SaaS platform also presents complex development issues. Significant delays in new product or service releases or significant problems in creating new products or services could adversely affect our business, operating results, cash flows and competitive position.

We expend significant resources in anticipation of a sale due to our lengthy sales cycle and may receive no revenue in return.

Generally, law enforcement and corrections agencies consider a wide range of issues before committing to purchase our products, including product benefits, training costs, the cost to use our products in addition to, or in place of, other products, budget constraints and product reliability, safety and efficacy. The length of our sales cycle may range from a few weeks to as long as several years. Adverse publicity surrounding our products or the safety of such products has in the past, and could in the future, lengthen our sales cycle with customers. In the past, we believe that our sales were adversely impacted by negative publicity surrounding our products or the use of our products. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by potential customers before they place an order. If these potential customers do not purchase our products, we will have expended significant resources and received no revenue in return.

Changes in civil forfeiture laws may affect our customers' ability to purchase our products.

Some of our customers use funds seized through civil forfeiture proceedings to fund the purchase of our products. Legislative changes could impact our customers' ability to seize funds or use seized funds to fund purchases. Changes in civil forfeiture statutes or regulations could limit the amount of funds available to our customers, which could adversely affect the sale of our products.

Catastrophic events could materially adversely affect our business, results of operations and/or financial condition.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, fire, explosion, failure to contain hazardous materials, industrial accident, utility failure, cyber-attack, terrorist attack, public health crisis, pandemic, or other catastrophic event could cause delays in completing sales, providing services, or performing other mission-critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and our operating results as well as expose us to claims, litigation and governmental investigations and fines.

If our backup and mitigation plans are not sufficient to minimize business disruption, our financial results could be adversely affected. We are continuously monitoring our operations and intend to take appropriate actions to mitigate the risks arising from catastrophic events, but there can be no assurances that we will be successful in doing so.

If our security measures or those of our third-party cloud storage providers are breached and unauthorized access is obtained to customers' data or our data, our network, data centers and service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Security breaches of Axon body worn cameras, docks, fleet vehicle cameras, signal devices and Axon Evidence and other cloud services or products could expose our clients and us to a risk of loss or misuse of data. Any security breach could result in a loss of confidence in the security of our services, damage our reputation, disrupt our business, lead to legal liability, and negatively impact our future sales. We devote significant resources to engineer secure products and ensure security vulnerabilities are mitigated, and we require our third-party service providers to do so as well; however, security breaches that have not had a material effect on our business or our third-party service providers have occurred and will continue to occur, including as a result of third-party action, employee error, and malfeasance or otherwise. Remote-work arrangements may also make our systems and employees more susceptible to attack. Breaches could occur during transfer of data-to-data centers or at any time, and result in unauthorized physical or electronic access to our data or our customers' data. Third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to our data or our customers' data. Additionally, hackers may develop and deploy viruses, worms, and other malicious software programs that attack or gain access to our networks and data centers. Increasing socioeconomic and political instability in some countries has heightened these risks. In addition, retaliatory acts by Russia in response to Western sanctions could include cyber-attacks that could directly or indirectly impact our operations.

Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently, grow more complex over time, and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Moreover, our security measures and those of our third-party service providers or customers may not detect such security breaches if they occur. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, and to prevent or detect security breaches, we cannot assure that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

A security breach could expose us to a risk of loss or inappropriate use of proprietary and sensitive data, or the denial of access to this data. A real or perceived security breach could also result in a loss of confidence in the security of our service, disrupt our business, damage our reputation, lead to legal liability, negatively impact our future sales and significantly harm our growth prospects, operating results and financial condition.

Defects or disruptions in our services could impact demand for our services and subject us to substantial liability.

We currently serve our Axon Evidence customers from third-party cloud storage providers based in the U.S. and other countries. Interruptions in our service, or loss or corruption of digital evidence, may reduce our revenue, cause us to issue credits or pay penalties, cause customers to file litigation against us, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

Since our customers use our services for important aspects of their operations, any errors, defects, disruptions in service or other performance problems could hurt our reputation and may damage our customers' operations. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which could result in an increase in our warranty expense, an increase in collection cycles for and decline in the collectability of accounts receivable, and an increase in the expense and risk of litigation.

Defects in our products could reduce demand for our products or result in product recalls and result in a loss of sales, delay in market acceptance and damage to our reputation.

Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products could result in a loss of sales, delay in market acceptance, damage to our reputation and increased warranty costs, which could adversely affect our business, financial results and competitive position.

Additionally, we are subject to the U.S. Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Under certain circumstances, the Consumer Products Safety Commission or comparable foreign agency could require us to repurchase or recall one or more of our products. If we were required to remove, or we voluntarily remove, our products from the market, our reputation could be tarnished, and we might have large quantities of finished products that we could not sell.

Our international operations expose us to additional risks that could harm our business, operating results, and financial condition.

Our international operations are significant, and we plan to continue to grow internationally by acquiring existing entities or setting up new legal entities in new markets. In certain international markets, we have limited operating experience and may not benefit from any first-to-market advantages or otherwise succeed. In addition to risks described elsewhere in this section, our international operations expose us to other risks, including the following:

- Restrictions on foreign ownership and investments, and stringent foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.

- Import and export requirements, tariffs, trade disputes and barriers, product certification requirements, sanctions, and customs classifications that may prevent us from offering products or providing services to a particular market or obtaining necessary parts and components to manufacture products, which may lead to decreased sales and may increase our operating costs.

- Longer payment cycles in some countries, increased credit risk, and higher levels of payment fraud.

- Uncertainty regarding liability for our products and services, including uncertainty as a result of local laws and lack of legal precedent.

- Different labor laws and customs, existence of workers' councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions.

Additionally, changes in international local political, economic, regulatory, tax, social, and labor conditions may adversely harm our business and compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, environmental regulations, internal control and disclosure rules, privacy and data protection requirements, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, and competition regulations, among others.

Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially adversely affect our brand, our international growth efforts, our ability to attract and retain employees, our business, and our operating results. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

We depend on our ability to attract and retain our key management, sales and technical personnel.

Our success depends upon the continued service of our key management personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified technical employees. Although we have employment agreements with our officers and other members of our executive management team, the employment of such persons is "at-will" and either we or the employee can terminate the employment relationship at any time, subject to the applicable terms of the employment agreements. In particular, we expect to continue to face significant challenges in hiring personnel, particularly for engineering talent, whether as a result of competition with other companies or other factors.

We have unique equity incentives designed to attract and retain long-term employees. We utilize these plans to align pay and performance and drive shareholder returns while reducing near-term cash expenditures. Our equity incentives and ongoing stock and option grants are subject to having sufficient shares under our stock plan and any new plans or increases in the number of shares available for grant under existing plans must be approved by our shareholders. If we are unable to obtain shareholder approval, we may be unable to attract and retain top talent. Our ability to attract, retain, and motivate employees may also be adversely affected by stock price volatility. The loss of the service of one or more of our key personnel could adversely impact our business, prospects, financial condition and operating results.

If we fail to comply with federal, state or local regulations applicable to our firearm product, TASER 10, we may be subject to governmental actions or litigation which could materially harm our business, operating results, and financial condition.

TASER 10 is primarily regulated by the ATF, which licenses the manufacture, sale, and import of firearms in the United States. The primary federal laws are the National Firearms Act of 1934, or NFA, the Gun Control Act of 1968, or GCA, and the Firearms Owners' Protection Act of 1986, or FOPA, which have been amended from time to time.

The ATF conducts periodic audits of our Arizona facilities which hold federal firearms licenses. If we fail to comply with ATF rules and regulations, the ATF may limit our TASER 10 activities or growth, fine us, or, ultimately, suspend our ability to produce and sell the TASER 10 product line. There are also various state laws, regulations, and local ordinances relating to firearm characteristics, features, and sales. Axon and local distributors must comply with state and local laws, regulations, and ordinances pertaining to firearm and magazine sales in the jurisdictions where TASER 10 is sold. Additionally, certain TASER 10 components are regulated for import into the U.S. by ATF and are subject to ATF import permits which limits Axon's ability to source from some suppliers leading to a potential decrease in supply chain agility. Supply chain constraints or an inability to source TASER 10 components could have a material adverse affect on our business, prospects, financial condition and operating results.

Federal and state legislatures frequently consider legislation relating to the regulation of firearms, including the amendment or repeal of existing legislation. Existing laws may also be affected by future judicial rulings and interpretations. These possible changes to existing legislation or the enactment of new legislation may seek to restrict the makeup of a firearm, mandate the use of certain technologies in a firearm, remove existing legal defenses in lawsuits, set minimum age limits to purchase certain firearms, or ban the sale and, in some cases, the ownership of various types of firearms and accessories. Such restrictions or bans could have a material adverse affect on our business, prospects, financial condition and operating results

If we fail to maintain effective internal control over financial reporting or identify a material weakness or significant deficiency in our internal control over financial reporting, our ability to report our financial condition and results of operations in a timely and accurate manner could be adversely affected, investor confidence in our company could diminish, and the value of our common stock may decline.

Preparing our consolidated financial statements involves a number of complex manual and automated processes, which are dependent upon individual data input or review and require significant management judgment. One or more of these processes may result in errors that may not be detected and could result in a material misstatement or other errors of our consolidated financial statements. Such errors may be more likely to occur when implementing new systems and processes, particularly when implementing evolving and complex accounting rules. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires, among other things, that as a publicly-traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. While we continually undertake steps to improve our internal control over financial reporting as our business changes, we may not be successful in making the improvements and changes necessary to be able to identify and remediate control deficiencies or material weaknesses on a timely basis. For example, we identified a material weakness in our internal controls over revenue recognition and the reporting of deferred revenue for the year ended December 31, 2022 which we are working to remediate as further discussed in Item 9A. Controls and Procedures. If we are unable to successfully remediate any current or future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected; our liquidity, access to capital markets and perceptions of our creditworthiness may be adversely affected; we may be unable to maintain compliance with securities laws, stock exchange listing requirements and debt instruments covenants regarding the timely filing of periodic reports; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; we may suffer defaults under our debt instruments; and our stock price may decline.

Financial Risks

An increasing percentage of our revenue is derived from subscription billing arrangements which may result in delayed cash collections and may increase customer credit risk on receivables and contract assets.

Our strategy includes continuing to shift an increasing amount of our business to a subscription model, to better match the municipal budgeting process of our customers as well as to allow for multiple product offerings to be bundled into existing subscriptions. This is in contrast to a traditional CED sale in which the entire amount being charged for the hardware is invoiced upon shipment. This impacts liquidity in a commensurate fashion, with the cash for the subscription or installment purchase received in multiple installments rather than up front. While we record an estimate of expected credit losses and perform ongoing reviews of trade accounts receivables, if we become aware of information related to the creditworthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust our expected credit loss reserve, which could adversely affect our business, financial condition or operating results.

We may experience a decline in gross margins due to a shift in product sales to software and sensors products and services which may continue to carry a lower gross margin than that of Tasers.

We continue to invest in the growth of the Software and Sensors segment, and this expected growth may result in a higher percentage of total revenues being comprised of Software and Sensors products and services. In 2022, gross margin as a percentage of net sales for the Software and Sensors segment was 59.5% while it was 63.3% for the TASER segment, and may continue to be lower in the future thus decreasing our consolidated gross margin.

SaaS revenue for Axon Evidence is recognized over the terms of the contracts, which may be several years, and, as such, trends in new business may not be immediately reflected in our operating results.

Our SaaS service revenue is generally recognized ratably over the terms of the contracts, which generally range from one to ten years. As a result, most of the SaaS revenue we report each quarter is the result of agreements entered into during previous quarters. Consequently, current trends, whether positive or negative, in this portion of our business may not be fully reflected in our revenue results for several periods.

Most of our end-user customers are subject to budgetary and political constraints that may delay or prevent sales.

Most of our end-user customers are government agencies. These agencies often do not set their own budgets and therefore, have limited control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. As a result, even if an agency wants to acquire our products, it may be unable to purchase them due to budgetary or political constraints, particularly in challenging economic environments. There can be no assurance that the economic, budgeting or political issues will not worsen and adversely impact sales of our products. Some government agency orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays, which frequently occur in connection with the acquisition of products by such agencies, and such cancellations may accelerate or be more severe than we have experienced historically. Federal agencies may be particularly impacted by governmental impasse regarding continued government funding and debt limit constraints.

Due to municipal government funding rules, certain of our contracts are subject to appropriation, termination for convenience, or similar cancellation clauses, which could allow our customers to cancel or not exercise options to renew contracts in the future.

Although we have entered into contracts for the delivery of products and services in the future and anticipate the contracts will be completed, if agencies do not appropriate money in future year budgets, terminate contracts for convenience or if other cancellation clauses are invoked, revenue and cash associated with these bookings will not ultimately be recognized, and could result in a reduction to bookings and revenue.

We maintain most of our cash balances, some of which are not insured, at three depository institutions.

We maintain the majority of our cash and cash equivalents accounts at three depository institutions. As of December 31, 2022, the aggregate balances in such accounts at these three institutions were $139.9 million. Our balances with these institutions regularly exceed Federal Deposit Insurance Corporation insured limits for domestic deposits and various foreign deposit insurance programs covering our deposits in Australia, Canada, Finland, France, Germany, Hong Kong, India, Italy, the Netherlands, Spain, the United Kingdom, and Vietnam.

We could suffer losses with respect to the uninsured balances if the depository institutions failed and the institution's assets were insufficient to cover its deposits and/or the governments did not take actions to support deposits in excess of existing insurance limits. Any such losses could have a material adverse effect on our liquidity, financial condition and results of operations.

Stock transactions may have a material, unpredictable impact on our results of operations and may result in dilution to existing shareholders.

We have historically granted and expect to continue to grant stock-based compensation to key employees and non-employee directors as a means of attracting and retaining highly qualified personnel. All stock-based awards are required to be recognized in our financial statements based on their grant date fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes that may occur.

Changes in the subjective and probability-based assumptions can materially affect the estimates of the fair value of the awards and timing of recognition of stock-based compensation expense and consequently, the related amount recognized in our statements of operations and comprehensive income.

If we achieve specific operational goals and the covered employees complete the requisite service conditions for the performance-based awards with multiple service, performance, and market conditions, including our CEO Performance Award and our eXponential Stock Performance Plan ("XSPP"), we will recognize stock compensation expense regardless of whether the market conditions are achieved and the underlying tranches vest.

As we continue to mature, the incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements may not be as effective as in the past. We may also issue equity securities to pay for acquisitions and grant stock-based awards to retain the employees of acquired companies. If we issue significant equity to attract additional employees, to retain our existing employees, or related to acquisitions, we could incur substantial additional share-based compensation expense and the ownership of our existing stockholders would be further diluted.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar versus local currencies.

For current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end-user costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.

For non-U.S. dollar denominated sales, weakening of foreign currencies relative to the U.S. dollar generally leads us to raise international pricing, potentially reducing demand for our products. Should we decide not to raise local prices to fully offset the dollar's strengthening, the U.S. dollar value of our foreign currency denominated sales and earnings would be adversely affected. We do not currently engage in hedging activities. Fluctuations in foreign currency could result in a change in the U.S. dollar value of our foreign denominated assets and liabilities including accounts receivable. Therefore, the U.S. dollar equivalent collected on a given sale could be less than the amount invoiced causing the sale to be less profitable than contemplated.

We also import selected components which are used in the manufacturing of some of our products. Although our purchase orders are generally in U.S. dollars, weakness in the U.S. dollar could lead to price increases for the components.

Unanticipated changes in our effective tax rate and additional tax liabilities may impact our operating results.

We are subject to income taxes in the U.S. and various jurisdictions outside of the U.S. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits related to exercises of stock options and vesting of restricted stock units, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, and changes in our liability for unrecognized tax benefits.

We are subject to potential tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition or change in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position.

Our tax provision could also be impacted by changes in federal, state or international tax laws including fundamental tax law changes applicable to corporate multinationals, including proposals by the current U.S. president.

Additionally, we may be subject to additional tax liabilities due to changes in non-income-based taxes resulting from changes in federal, state, city or international tax laws, changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period.

Our revenues and operating results may fluctuate unexpectedly from quarter-to-quarter, which may cause our stock price to decline.

Our revenues and operating results have varied significantly in the past and may vary significantly in the future due to various factors, including, but not limited to:

- budgetary cycles of municipal, state and federal law enforcement and corrections agencies;

- market acceptance of our products and services;

- the timing of large domestic and international orders;

- the outcome of any existing or future litigation;

- adverse publicity surrounding our products, the safety of our products, or the use of our products;

- changes in our sales mix;

- new product introduction costs;

- increased raw material expenses;

- changes in our operating expenses, including stock-based compensation expense;

- changes in foreign currency exchange rates, inflation, and interest rates; and

- regulatory changes that may affect the marketability of our products.

As a result of these and other factors, we believe that period-to-period comparisons of our operating results may not be meaningful in the short term, and our performance in a particular period may not be indicative of our performance in any future period.

Legal and Compliance Risks

We may face personal injury, wrongful death, product liability and other liability claims that harm our reputation and adversely affect our sales and financial condition.

Our CED products are often used in aggressive confrontations that may result in serious, permanent bodily injury or death to those involved. Our CED products may be associated with these injuries. A person, or the family members of a person, injured or killed in a confrontation or otherwise in connection with the use of our products, may bring legal action against us to recover damages on the basis of theories including wrongful death, personal injury, negligent design, defective product, product performance issues, or inadequate warnings or training. We are currently subject to a number of such lawsuits and we have been subject to significant adverse judgments and settlements. We may also be subject to lawsuits involving allegations of criminal misuse of our products. We have no control over how our products and services are used by our customers or other end-users and cannot assure they are used consistent with our specifications and design. While our products are designed to be non-lethal, we cannot guarantee they will be used in a manner consistent with our intent and any such use exposes us to litigation, reputational harm and controversy. If successful, wrongful death, personal injury, misuse and other claims could have a material adverse effect on our operating results and financial condition and could result in negative publicity about our products. Similar to product liability claims, we face exposure to class action lawsuits related to the performance, safety, or advertising of our products. Such class action lawsuits could also result in substantial monetary judgments, injunctions related to the sale of products, and potentially harm our reputation.

Although we maintain product liability insurance in amounts that we believe are reasonable, we may not be able to maintain such insurance on acceptable terms, if at all, and product liability claims may exceed the amount of insurance coverage available to us. Because we manufacture and sell CEDs, insurance carriers may decide not to insure our products or our company in the future. We incur significant legal expenses in defending these cases, and significant litigation could also result in a diversion of management's attention and resources, negative publicity and a potential award of monetary damages in excess of our insurance coverage. The outcome of any litigation is inherently uncertain and there can be no assurance that our existing or any future litigation will not have a material adverse effect on our business, financial condition or operating results.

Other litigation, government inquiries and regulatory actions may subject us to significant costs and judgments and divert management attention from our business.

We have been or could in the future be involved in numerous other litigation, government inquiries and regulatory matters relating to our products, employees, contracts and business relationships, including litigation against persons whom we believe have infringed on our intellectual property, infringement litigation filed against us, litigation against a competitor, enforcement actions filed against us, and litigation involving the U.S. Federal Trade Commission (FTC).

Such matters have resulted, and are expected to continue to result in, substantial costs to us, including in the form of attorneys' fees and costs, damages, fines or other penalties, whether pursuant to a judgment or settlement, and diversion of our management's attention, which could adversely affect our business, financial condition or operating results. There is also a risk of adverse judgments, as the outcome of litigation is inherently uncertain.

We have been, and may be in the future, subject to intellectual property infringement and other claims, which could incur substantial litigation costs, result in significant damage awards, inhibit our use of certain technologies, and divert management attention from our business.

Many companies own intellectual property rights that are directly or indirectly related to public safety technologies. These companies periodically demand licensing agreements or engage in litigation based on allegations of infringement or other violations of their patents, trademarks, copyrights, or trade secrets. Non-practicing entities also have patents they have been granted or otherwise acquired, including patents that are directly or indirectly related to public safety technologies. These entities may seek compensation for perceived infringement of their patents, including by filing claims against us, independent of the merit of any such claims. As we enter new markets, expand into new product categories, and otherwise offer new products, services, and technologies, additional intellectual property claims may be filed against us by these companies, entities, and other third parties. Intellectual property claims may also be filed against us as our current products, services, and technologies gain additional market share.

If our products, services, or technologies were found to infringe a third-party's proprietary rights, we could be forced to discontinue use of the protected technology or enter into costly royalty or licensing agreements in order to be able to sell our products. Such royalty and licensing agreements may not be available on terms acceptable to us or at all. We could also be required to pay substantial damages, fines or other penalties, indemnify customers or distributors, cease the manufacture, use, or sale of infringing products or processes, make proprietary source code publicly available, and/or expend significant resources to develop or acquire non-infringing technologies. Our suppliers may not provide, or we may not be able to obtain, intellectual property indemnification sufficient to offset all damages, fines or other penalties resulting from any claims of intellectual property infringement brought against us or our customers. There is no guarantee that our use of conventional technology searching and brand clearance searching will identify all potential rights holders. Rights holders may demand payment for past infringements and/or force us to accept costly license terms or discontinue use of protected technology and/or works of authorship that may include, for example, photos, videos, and software. Our current research and development focus on developing software-based products, including that which is related to artificial intelligence or virtual reality, increases this risk.

If we are unable to protect our intellectual property, the value of our brands and products may decrease and we may lose our competitive market advantage.

Our future success depends upon our proprietary technology. Our protective measures for this proprietary technology include patents, trademarks, copyrights, and trade secret protection. However, these protective measures, as well as our efforts to pursue such protective measures, may prove inadequate. For example, the value of intellectual property protection in certain countries may not be apparent until after such protection can no longer be pursued. As such, our intellectual property protection may not extend to all countries in which our products are distributed or will be distributed in the future. Though we work to protect our innovations, we may not be able to obtain protection for certain innovations. For example, we may be unable to patent some software-based products. The scope of any patent protection we have obtained, or may obtain, may not prevent others from developing and selling competing products. Despite our efforts, any intellectual property protection we obtain may be later determined to be insufficient or ineffective.

Our protective measures may prove inadequate for reasons outside of our control. Varying intellectual property laws across countries may lead to differences in protection between such countries. In certain countries in which our products are distributed, the ability to effectively enforce intellectual property rights may not exist. Patent requirements differ by country and certain domestic or foreign laws may prohibit us from satisfying these requirements, creating a risk that some of our international patents may become unenforceable. Patents for older technologies, such as those first introduced in our M26 and X26 models of CEDs, have expired or will expire due to statutory limits on patent term. Despite policies and efforts to maintain secrecy, trade secrets and other confidential information, such information could be compromised by employees, partners, or other third parties.

Once established, there is no guarantee that our intellectual property rights will remain in force. Issued patents may be re-examined and subsequently ruled invalid or unenforceable. Our registered trademarks may also be diminished or lost. For example, there is a risk that our "TASER" trademark could become synonymous with the general product category of "conducted energy devices". The right to stop others from misusing our trademarks and service marks in commerce depends, to some extent, on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if ineffective, may lead to loss of trademark and service mark rights, brand loyalty and notoriety among our customers and prospective customers.

Our intellectual property may also be at risk if we are unable to defend against enforcement actions, such as that filed by the FTC regarding our acquisition of Vievu LLC from Safariland LLC on May 3, 2018. For additional discussion of this matter, refer to Note 13 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. If successful, the FTC is seeking a divestiture of Vievu along with Axon assets sufficient to stand up a viable competitor.

Inability to protect our intellectual property could negatively impact our commercial efforts and competitive market advantage. Regardless of outcome, the prosecution of patent and other intellectual property claims is both costly and time consuming. Unauthorized use of our proprietary technology could divert our management's attention from our business, and could result in a material adverse effect on our business, financial position, and operating results.

We may be limited in our ability to enforce patent rights internationally to only those jurisdictions in which our patent applications have been granted.

Our U.S. patents protect us from imported infringing products coming into the U.S. from abroad. We have made applications for patents in a few foreign countries; however, these may be inadequate to protect markets for our products in other foreign countries. Each patent is examined and granted according to the law of the country where it was filed independent of whether a U.S. patent on similar technology was granted. Certain foreign countries have patent working requirements that require a patent owner to practice a patented invention with the respective country. A patent in a foreign country may be subject to cancellation, forfeiture, compulsory license, or other penalty if the claimed invention has not been worked in that country. Meeting the requirements of working an invention differs by country and ranges from sales in the country to manufacturing in the country. U.S. export law, or the laws of some foreign countries, may prohibit us from satisfying the requirements for working the invention, creating a risk that some of our international patents may become unenforceable. In a country in which we do not have a patent or a country in which our patent in that country is unenforceable or unenforced, other companies and makers of similar products and services may be able to copy our products or features of our products without consequence, thus limiting our ability to capture market share or protect our technology, which could materially harm our growth prospects and operating results.

A variety of new and existing laws and/or interpretations could materially and adversely affect our business.

As detailed in "Item I. Business – Government Regulation" we are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, consumer protection, telecommunications, product liability, taxation, labor and employment, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. New laws and regulations (or new interpretations of existing laws and regulations) may require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices.

The costs of compliance with these laws and regulation are high and are likely to increase in the future. Additionally, these laws and regulations, or any associated inquiries or investigations or other government actions, may delay or impede the development of new products, result in negative publicity, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices. For example, as has been reported in the press, there is a grand jury investigation being conducted by the U.S. Attorney's Office for the Northern District of Illinois. We have fully cooperated with the investigation and continue to do so. While we conducted an extensive internal investigation into, among other things, lobbying activities, and have found no indication of any wrongdoing by any Axon employee, there can be no assurance that this matter will not harm our business.

Radio Spectrum Devices

Certain of our products utilize the radio spectrum to provide wireless voice, data and video communications services. The allocation of spectrum is regulated in the U.S. and other countries and limited spectrum space is allocated to wireless services and specifically to public safety users. We manufacture and market products in spectrum bands already made available by regulatory bodies. If current products do not comply with the regulations set forth by these governing bodies, we may be unable to sell our products or could incur penalties. Our results could be negatively affected by the rules and regulations adopted from time to time by the U.S. Federal Communications Commission (FCC) or regulatory agencies in other countries. Regulatory changes in current spectrum bands may also require modifications to some of our products so they can continue to be manufactured and marketed.

Axon body worn cameras, docks, fleet vehicle cameras and signal devices are subject to the FCC's rules and regulations. These regulations affect CEDs with Signal technology, including the TASER 7, SPPM, and future CEDs implementing wireless technology. Compliance with government regulations could increase our operations and product costs and impact our future financial results.

Axon and TASER Devices

For our TASER products, we rely on the opinions of the ATF, including the determination that a device that does not expel projectiles by the action of an explosive is not classified as a firearm. Changes in statutes, regulations, and interpretation outside of our control may result in our products being classified or reclassified as firearms. If this were to occur, our private citizen market could be substantially reduced because consumers would be required to comply with federal, state, or local firearm transfer requirements prior to purchasing our products.

Federal regulation of sales in the U.S.: The majority of our currently offered CEDs are not classified as firearms regulated by the ATF. However, the ATF regulates TASER 10 as a firearm under the Gun Control Act of 1968 due to a technological advancement specific to the propulsion design of the TASER 10 CED's cartridges. While this classification will have little impact on Axon's ability to sell TASER 10 to law enforcement and government entities, our private citizen and enterprise market could be substantially reduced because non-governmental end-users would be required to comply with federal, state, or local firearm transfer requirements prior to purchasing TASER 10. Additionally, Axon must maintain a federal firearms license to manufacture and sell the TASER 10, which subjects Axon to periodic compliance inspections by the ATF. License violations discovered by the ATF can result in fines, penalties, warning letters or license revocation, leading to disruptions in operations.

Our CED products are also subject to testing, safety and other standards by organizations such as the American National Standards Institute, the International Electrotechnical Commission, the National Institute of Standards and Technology, and Underwriters Laboratories. These regulations also affect CEDs with Axon Signal technology, including Signal Performance Power Magazine technology, and TASER 7 battery packs.

Federal regulation of international sales: Our CEDs are considered a "crime control" product by the U.S. Department of Commerce (DOC) for export directly from the U.S. which requires us to obtain an export license from the DOC for the export of our CED devices from the U.S. to any country other than Canada. Future products and services may require classifications from the DOC before they may be shipped internationally. Our inability to obtain DOC export licenses or classifications on a timely basis for sales of our products to our international customers could significantly and adversely affect our international sales. Although TASER 10 is regulated by the ATF for domestic sales, the U.S. DOC has ruled that the product's unique propulsion design has no impact on its export classification and that the TASER 10 model's export classification remains consistent with all other TASER CED models.

Federal regulation of foreign national employees: Our CED development and production is also considered controlled "technology" by the U.S. DOC and is categorized as a "deemed export" for any foreign national employees exposed to the technology within the U.S. Consequently, we must obtain export licenses from the DOC for any deemed export within the U.S. made to a foreign national employee exposed to the deemed controlled technology. Deemed export licenses are subject to DOC approvals and issued licenses require annual status reports for the stated employees. Inability to obtain proper licensing could curtail the company's ability to execute R&D and production related to CED technology.

State and local regulation: Our CEDs are controlled, restricted or, less frequently, prohibited by some state and local governments. Other jurisdictions may ban or restrict the sale of our TASER-branded devices, or restrict their use through changes to use-of-force laws or regulations, and our product sales may be significantly affected by additional state, county and city governmental regulation. The change in TASER 10's propulsion design may impact how TASER 10 is regulated at the state and/or local level depending on each state's firearm laws.

International regulation of foreign imports and sales: Certain jurisdictions prohibit, restrict, or require a permit for the importation, sale, possession or use of CEDs, including in some countries by law enforcement agencies, limiting our international sales opportunities.

U.S. and International regulation of component movements globally: We rely on a global supply chain of components across our product lines with most final assembly occurring in the U.S. Export of these components from abroad is subject to shifting regulatory landscapes imposed by both the foreign government and U.S. authorities upon import. Abrupt changes to these regulations can result in delays or interruptions to final product supplies. Additionally, ATF regulation of certain imports of TASER 10 components may limit Axon's supply chain agility.

International regulation of foreign-based operations: We maintain foreign operations in several countries globally for purposes of logistics, sales, general and administrative, and R&D support. Any failure to properly maintain or license could limit our ability to sell, support, or develop our products and services both internationally and in the U.S. market.

<u>Environmental Regulations</u>

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in our products and making us financially responsible for the collection, treatment, recycling and disposal of such products. In addition, further environmental or climate change disclosure legislation may be enacted in other jurisdictions, including the U.S. (under federal and state laws) and other countries, the cumulative impact of which could be significant. New, or changes in, environmental safety laws, regulations or rules could also lead to increased costs of compliance, including remediations of any discovered issues, and changes to our operations, which may be significant. Any failures to comply could result in significant expenses, delays, or fines.

<u>Privacy Regulations</u>

We are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information and other sensitive and confidential information. This data is wide ranging and relates to our employees, customers, third parties, and the subjects of law enforcement. Our compliance obligations include laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive and hold certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal mechanisms for transferring data from other countries to the U.S. is invalidated, if we are unable to transfer data between and among countries and regions in which we operate, or if we are prohibited from sharing data among our products and services, it could affect the manner in which we provide our services or adversely affect our financial results. Countries may also pass legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services and expose us to significant penalties for non-compliance. We are also subject to U.S. laws and regulations, including, without limitation, the California Privacy Rights Act, which provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other California Consumer Privacy Act violations, as well as a requirement of "reasonable" cybersecurity.

Any inability, or perceived inability, by us to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory and third party liability, increased costs, disruption of our business and operations, and a loss of confidence and other reputational damage. Furthermore, as new privacy- related laws and regulations are implemented, the time and resources needed for us to comply with such laws and regulations continues to increase and become a significant compliance workstream.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's recently proposed climate-related reporting requirements, and similar proposals by other international regulatory bodies. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Risks Related to our Convertible Notes

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our or their businesses to pay our substantial debt.

As of December 31, 2022, we had outstanding an aggregate principal amount of $690.0 million of our 0.50% Convertible Senior Notes due 2027 (the "Notes"). Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our businesses may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, including the notes.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Notes is triggered, holders of Notes will be entitled to convert their Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, we would be required to settle any converted principal amount of such Notes through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current, rather than long-term, liability, which would result in a material reduction of our net working capital.

Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Notes may dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the Notes being converted. If we elect to settle the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the Notes being converted in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

Changes in the accounting treatment for the Notes could have a material effect on our reported financial results.

We have adopted Accounting Standards Update ("ASU 2020-06") 2020-06 as of January 1, 2022. Accordingly, we do not bifurcate the liability and equity components of the Notes on our balance sheet and we use the if-converted method of calculating diluted earnings per share. Under the "if-converted" method, diluted earnings per share will generally be calculated assuming that all the notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which could adversely affect our diluted earnings per share. Because the principal amount of the Notes upon conversion is required to be paid in cash, and only the excess is permitted to be settled in shares, the application of the if-converted method will produce a similar result as the treasury stock method prior to the adoption of ASU 2020-06. The effect of the treasury stock method is that the shares issuable upon conversion of such Notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of such Notes exceeds their principal amount.

In accordance with ASU 2020-06, the Notes are reflected as a liability on our consolidated balance sheets, with the initial carrying amount equal to the principal amount of the Notes, net of issuance costs. The issuance costs will be treated as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the Notes. As a result of this amortization, the interest expense that we expect to recognize for the Notes for accounting purposes will be greater than the cash interest payments we will pay on the Notes, which will result in lower reported income.

We cannot be sure whether future changes made to the current accounting standards related to the Notes will not have a material effect on our reported financial results.

The convertible note hedge and warrant transactions may affect the value of the Notes and our common stock.

In connection with the pricing of the Notes, we have entered into convertible note hedge transactions with the option counterparties. We have also entered into warrant transactions with the option counterparties. The convertible note hedge transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be. However, the warrant transactions could have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do in connection with any conversion of the Notes or redemption or repurchase of the Notes). This activity could cause or avoid an increase or a decrease in the market price of our common stock.

In addition, if any such convertible note hedge and warrant hedging transactions fail to become effective, the option counterparties or their respective affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock.

The potential effect, if any, of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

The option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the convertible note hedge transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral.

If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the option counterparties.

Item 1B.   *Unresolved Staff Comments*

None.

Item 2.   *Properties*

Our corporate headquarters and manufacturing facilities are based in an approximately 100,000 square foot facility in Scottsdale, Arizona, which we own. We also lease premises in Phoenix and Scottsdale, Arizona; San Leandro, California; East Point, Georgia; Topsfield, Massachusetts; Seattle and Spokane, Washington; Melbourne and Sydney, Australia; Toronto, Canada; Daventry and London, England; Tampere, Finland; Frankfurt, Germany; Delhi, India; Rome, Italy; Amsterdam, Netherlands; and Ho Chi Minh City, Vietnam. We also own a parcel of land located in Scottsdale, Arizona on which we intend to develop a new campus.

We believe our existing facilities are well maintained and in good operating condition. We also believe we have adequate manufacturing capacity for our existing product lines. To the extent that we introduce new products in the future, we will likely need to acquire additional facilities to locate the associated production lines. However, we believe we can acquire or lease such facilities on reasonable terms. We continue to make investments in capital equipment as needed to meet anticipated demand for our products.

The majority of our locations support both of our reportable segments, except for our Vietnam and Seattle, Washington locations, which primarily support our Software & Sensors segment.

Item 3. *Legal Proceedings*

See discussion of litigation in Note 13 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, which discussion is incorporated by reference herein.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is quoted under the symbol "AXON" on The NASDAQ Global Select Market.

Holders

As of December 31, 2022, there were 212 holders of record of our common stock.

Dividends

To date, we have not declared or paid cash dividends on our common stock. We do not intend to pay cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

In February 2016, our Board of Directors authorized a stock repurchase program to acquire up to $50.0 million of our outstanding common stock subject to stock market conditions and corporate considerations. The stock repurchase program does not have a stated expiration date. During the year ended December 31, 2022, no common shares were purchased under the program. As of December 31, 2022, $16.3 million remained available under the plan for future purchases.

Stock Performance Graph

The following stock performance graph compares the performance of our common stock to the NASDAQ Composite Index, Russell 2000 Index, Russell Midcap Index, and S&P 500 Index.

The graph covers the period from December 31, 2017 to December 31, 2022. The graph assumes that the value of the investment in our stock and in each index was $100 at December 31, 2017, and that all dividends were reinvested. We do not pay dividends on our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Axon Enterprise, Inc., the NASDAQ Composite Index, the Russell 2000 Index, the Russell Midcap Index and the S&P 500 Index

	2017	2018	2019	2020	2021	2022
Axon Enterprise, Inc.	$ 100.00	$ 165.09	$ 276.53	$ 462.38	$ 592.45	$ 626.08
NASDAQ Composite	100.00	97.16	132.81	192.47	235.15	158.65
Russell 2000	100.00	88.99	111.70	134.00	153.85	122.41
Russell Midcap Index	100.00	90.94	118.72	139.02	170.42	140.91
S&P 500	100.00	95.62	125.72	148.85	191.58	156.88

Note: Index data copyright NASDAQ OMX, Inc.; Russell Investments; and Standard and Poor's, Inc. Used with permission. All rights reserved.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our consolidated financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A should be read in conjunction with the other sections of this Annual Report on Form 10-K, including Part I, Item 1A: "Risk Factors" and Part II, Item 8: "Financial Statements and Supplementary Data." The various sections of this MD&A contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing. The tables in the MD&A sections below are derived from exact numbers and may have immaterial rounding differences.

This section discusses our results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021. For a discussion and analysis of the year ended December 31, 2021, compared to the same period in 2020 please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022.

Overview

Axon's product suite includes TASER energy devices, body-worn cameras, in-car cameras, cloud-hosted digital evidence management solutions, productivity software and real-time operations capabilities. Our financial strategy is to build highly recurring, highly profitable businesses. Axon products are generally cloud-connected, designed to drive better outcomes and customer experiences, and sold via mutually reinforcing integrated bundles.

Axon's operations comprise two reportable segments:

1. Software and Sensors: We develop, manufacture and sell fully integrated hardware and cloud-based software solutions that enable law enforcement to capture, securely store, manage, share and analyze video and other digital evidence. Our software offerings also support productivity and real-time operations.

2. TASER: Axon is the market leader in the development, manufacture and sale of CEDs, which we sell under our brand name, TASER.

We derive revenue from two primary sources: (1) the sale of physical products, including Axon cameras, Axon Signal enabled devices, CEDs, corresponding hardware extended warranties, and related accessories such as Axon docks, cartridges and batteries, among others, and (2) subscriptions to our Axon Evidence digital evidence management software-as-a-service ("SaaS") (including data storage fees and other ancillary services), which includes varying levels of support. To a lesser extent, we also recognize revenue from training, professional services and other software and SaaS services.

Some of our products and services are sold on a standalone basis. We also bundle our hardware products and services together and sell them to our customers in single transactions, where the customer can make payments over a multi-year period. These sales may include payments for upfront hardware and services, as well as payments for hardware and services to be provided by us at a future date.

Our revenues for the year ended December 31, 2022 were $1,189.9 million, an increase of $326.6 million, or 37.8%, from the prior year. We had income from operations of $93.3 million compared to a loss from operations of $168.1 million in the prior year. Gross margin dollars increased by $187.7 million, but decreased as a percentage of revenue compared to 2021, reflecting higher labor and freight costs. Operating expenses decreased $73.6 million, reflecting a decrease of $195.9 million in stock-based compensation expense primarily related to the CEO Performance Award and XSPP, partially offset by an increase in salaries and bonus expense, and increases in travel and commissions expense. For the year ended December 31, 2022, we recorded net income of $147.1 million, which reflected net unrealized gains of $131.9 million related to observable price changes for our existing investments and related warrants and an unrealized loss of $32.9 million on market securities related to our investment in Cellebrite DI Ltd ("CLBT"), compared to a net loss of $60.0 million for the prior year.

Results of Operations

The following table presents data from our consolidated statements of operations as well as the percentage relationship to total net sales of items included in our statements of operations (dollars in thousands):

| | Year Ended December 31, | | | |
	2022		2021	
Net sales from products	$ 801,388	67.3 %	$ 608,525	70.5 %
Net sales from services	388,547	32.7	254,856	29.5
Net sales	1,189,935	100.0	863,381	100.0
Cost of product sales	363,219	30.5	260,098	30.1
Cost of service sales	98,078	8.3	62,373	7.2
Cost of sales	461,297	38.8	322,471	37.3
Gross margin	728,638	61.2	540,910	62.7
Operating expenses:				
Sales, general and administrative	401,575	33.7	515,007	59.7
Research and development	233,810	19.7	194,026	22.5
Total operating expenses	635,385	53.4	709,033	82.2
Income (loss) from operations	93,253	7.8	(168,123)	(19.5)
Interest and other income, net	103,265	8.7	26,748	3.1
Income (loss) before provision for income taxes	196,518	16.5	(141,375)	(16.4)
Provision for (benefit from) income taxes	49,379	4.1	(81,357)	(9.4)
Net income (loss)	$ 147,139	12.4 %	$ (60,018)	(7.0)%

Net sales to the U.S. and other countries are summarized as follows (dollars in thousands):

| | Year Ended December 31, | | | |
	2022		2021	
United States	$ 987,975	83 %	$ 686,914	80 %
Other Countries	201,960	17	176,467	20
Total	$ 1,189,935	100 %	$ 863,381	100 %

International revenue increased in 2022, driven by strength in our Asia-Pacific ("APAC") region, but decreased as a percentage of total revenue compared to 2021.

Our operations are comprised of two reportable segments. In both segments, we report sales of products and services. Service revenue in both segments includes sales related to Axon Evidence.

- The "Software and Sensors" segment includes software and sensors, which includes the sale of devices, wearables, applications, cloud and mobile products, and services.

    - "Axon Cloud revenue" includes recurring cloud-hosted software revenue, related non-recurring professional services, and certain software, including on-premise licenses.

    - "Sensors and Other revenue" is referred to as revenue from our "products" in the Software and Sensors segment, which is generally from the sales of sensors, including on-officer body cameras, Axon Fleet cameras, other hardware sensors, warranties on sensors, and other products.

- The "TASER" segment includes the manufacture and sale of CEDs, batteries, accessories and extended warranties and other products and services;

o Service revenue in this segment also includes digital subscription training content, VR training content, TASER Evidence.com, and other professional services tied to TASER and VR deployments.

Within the Software and Sensors segment, we include only revenues and costs attributable to that segment which costs include: costs of sales for both products and services, direct labor, and product management and R&D for products included, or to be included, within the Software and Sensors segment. All other costs are included in the TASER segment. Sales, general and administrative expenses are reported on a consolidated basis.

For the Years Ended December 31, 2022 and 2021

Net Sales

Net sales by product line were as follows for the years ended December 31, 2022 and 2021 (dollars in thousands):

	Year Ended December 31,				Dollar Change	Percent Change
	2022		2021			
TASER segment:						
TASER 7	$ 224,905	18.9 %	$ 135,906	15.7 %	$ 88,999	65.5 %
TASER X26P	33,725	2.8	40,629	4.7	(6,904)	(17.0)
TASER X2	24,068	2.0	58,081	6.7	(34,013)	(58.6)
TASER Consumer devices	6,420	0.5	7,132	0.8	(712)	(10.0)
Cartridges	181,686	15.3	152,842	17.8	28,844	18.9
Axon Evidence and cloud services	18,752	1.6	9,159	1.1	9,593	104.7
Extended warranties	29,008	2.5	24,125	2.8	4,883	20.2
Other	13,002	1.1	9,053	1.0	3,949	43.6
TASER segment	531,566	44.7	436,927	50.6	94,639	21.7
Software and Sensors segment:						
Axon Body	124,164	10.4	75,484	8.8	48,680	64.5
Axon Flex	3,031	0.3	4,155	0.5	(1,124)	(27.1)
Axon Fleet	63,017	5.3	24,319	2.8	38,698	159.1
Axon Dock	30,086	2.5	24,441	2.8	5,645	23.1
Axon Evidence and cloud services	371,889	31.2	246,005	28.5	125,884	51.2
Extended warranties	49,765	4.2	33,686	3.9	16,079	47.7
Other	16,417	1.4	18,364	2.1	(1,947)	(10.6)
Software and Sensors segment	658,369	55.3	426,454	49.4	231,915	54.4
Total net sales	$ 1,189,935	100.0 %	$ 863,381	100.0 %	$ 326,554	37.8 %

Net unit sales were as follows:

	Year Ended December 31,		Unit Change	Percent Change
	2022	2021		
TASER 7	139,217	90,348	48,869	54.1 %
TASER X26P	22,651	30,083	(7,432)	(24.7)
TASER X2	13,927	38,620	(24,693)	(63.9)
TASER Consumer devices	23,223	26,958	(3,735)	(13.9)
Cartridges	5,635,369	4,945,927	689,442	13.9
Axon Body	253,501	181,663	71,838	39.5
Axon Flex	6,018	7,828	(1,810)	(23.1)
Axon Fleet	24,344	11,264	13,080	116.1
Axon Dock	28,844	25,584	3,260	12.7

Net sales for the TASER segment increased $94.6 million, or 21.7%, primarily as a result of an increase of $89.0 million in TASER 7 devices and a $28.8 million increase in cartridge revenue. The increase in TASER 7 revenue is the result of increased unit sales and higher average selling prices. We continue to see a shift to purchases of TASER 7 from legacy devices. Cartridge revenue increased due to increased unit sales and higher average selling prices due to product mix shift from legacy handles to TASER 7. Axon Evidence and cloud services revenue increased based on the increased number of TASER 7 devices in the field. Partially offsetting the increases was a decrease in revenue of legacy devices of $40.9 million. The decrease was attributable to decreased unit sales and was partially offset by higher average selling prices.

Net sales for the Software and Sensors segment increased $231.9 million, or 54.4%. Revenue from Axon Evidence and cloud services increased $125.9 million as we continued to add users to our network during the year ended December 31, 2022. The increase in the aggregate number of users and devices also resulted in increased extended warranty revenues of $16.1 million. Sales of our Axon Body 3 camera drove most of the $48.7 million increase in Axon Body revenue and the $5.6 million increase in Axon Dock revenue. Fleet revenue increased $38.7 million driven by an increase in both units and higher average selling prices, driven largely by Fleet 3.

Backlog - As of December 31, 2022 compared to December 31, 2021

Our backlog for products and services includes all orders that have been received and are believed to be firm. We define backlog as cumulative bookings, net of cancellations, less product and service revenue recognized to date. Bookings are generally realized as revenue over multiple years.

The TASER segment backlog balance was $824.4 million as of December 31, 2022. This backlog balance includes $111.0 million of deferred revenue, and $713.5 million that has been recorded as bookings but not yet invoiced, all as of December 31, 2022. We expect to realize approximately $176.8 million of the December 31, 2022 backlog balance as revenue during the next 12 months.

The Software and Sensors backlog balance was $3.8 billion as of December 31, 2022. This backlog balance includes $497.1 million of deferred revenue, and $3.3 billion that has been recorded as bookings but not yet invoiced, all as of December 31, 2022. We expect to realize approximately $780.7 million of the December 31, 2022 backlog balance as revenue during the next 12 months.

	TASER		Software and Sensors		Total	
			(in millions)			
Balance, beginning of period	$	449	$	2,353	$	2,802
Add: additions to backlog, net of cancellations		907		2,128		3,035
Less: revenue recognized during period		(532)		(658)		(1,190)
Balance end of period	$	824	$	3,823	$	4,647

Our backlog of $4.6 billion as of December 31, 2022 has increased significantly from $2.8 billion as of December 31, 2021.

Gross Margin

Gross Margin (dollars in thousands):

	Year Ended December 31,		Dollar Change	Percent Change
	2022	**2021**		
TASER segment				
Product gross margin	$ 316,053	$ 277,177	$ 38,876	14.0 %
Service gross margin	20,556	9,866	10,690	108.4
Total TASER segment gross margin	336,609	287,043	49,566	17.3
Software and Sensors segment				
Product gross margin	122,116	71,250	50,866	71.4
Service gross margin	269,913	182,617	87,296	47.8
Total Software and Sensors segment gross margin	392,029	253,867	138,162	54.4
Total gross margin	$ 728,638	$ 540,910	$ 187,728	34.7 %
Gross margin as % of net sales	61.2 %	62.7 %		

Gross margin increased $187.7 million to $728.6 million for the year ended December 31, 2022 compared to $540.9 million for 2021. As a percentage of net sales, gross margin decreased to 61.2% for 2022 from 62.7% for 2021 due to a mix of low to no margin professional services revenue and increased raw materials and labor expense.

As a percentage of total segment net sales, gross margin for the TASER segment decreased to 63.3% for the year ended December 31, 2022 from 65.7% for the year ended December 31, 2021 as a result of higher direct cost of goods. Impacting higher cost of goods sold were cost increases in raw materials and increased labor expense.

Within the Software and Sensors segment, gross margin as a percentage of total segment net sales remained consistent at 59.5% for each of the years ended 2022 and 2021, respectively. Within the Software and Sensors segment, product gross margin was 42.1% for the year ended December 31, 2022 and 39.2% for the same period in 2021. The increase in product gross margin was attributable to higher average selling prices for the Axon Body 3 and Fleet 3. The service margins were 73.3% for the year ended December 31, 2022 and 74.6% for the same period in 2021. The decrease in service margins was driven by a higher mix of low margin professional service revenue in 2022.

Sales, General and Administrative Expenses

Sales, General and Administrative ("SG&A") Expenses (dollars in thousands):

	Year Ended December 31,		Dollar Change	Percent Change
	2022	**2021**		
Salaries, benefits and bonus	$ 160,936	$ 140,075	$ 20,861	14.9%
Stock-based compensation	51,301	238,813	(187,512)	(78.5)
Sales and marketing	72,451	52,058	20,393	39.2
Other	116,887	84,061	32,826	39.1
Total sales, general and administrative expenses	$ 401,575	$ 515,007	$ (113,432)	(22.0)%
SG&A expenses as a percentage of net sales	33.7 %	59.7 %		

SG&A expenses decreased $113.4 million, or 22.0%. Stock-based compensation expense decreased $187.5 million in comparison to the prior year comparable period, which was primarily attributable to a decrease of $122.9 million in expense related to the CEO Performance Award and a decrease of $83.8 million related to our XSPP. The decrease related to the vesting of ten tranches of the CEO Performance Award and nine tranches of the XSPP in 2021, which have no remaining unrecognized expense for the vested tranches, as well as no additional tranches that vested in 2022. The decrease was partially offset by increased stock-based compensation expense for time-based awards due to higher headcount.

Salaries, benefits and bonus expense increased $20.9 million. Of the total increase, $32.3 million is attributable to an increase in salaries and related primarily to increased headcount. An increase in bonus expense of $10.2 million reflected incremental bonuses paid during the year to employees at the senior director level and below, as well as higher attainment on the annual company bonus performance metrics compared to 2021. Partially offsetting the increase was a decrease of $18.4 million in payroll taxes related to the vesting of nine tranches of the XSPP and the exercise of options under the CEO Performance Award in 2021; as no tranches vested in 2022, we did not recognize any payroll tax expense related to the program in 2022. Salaries, benefits and bonus expense decreased as a percentage of sales from 16.2% for 2021 to 13.5% for 2022.

Sales and marketing expenses increased $20.4 million, driven by a $16.9 million increase in commissions tied to higher revenues. Of the total increase, $3.3 million related to trade shows and seminars, as we hosted additional in-person events including our annual user conference, Axon Accelerate, in 2022.

Other SG&A expenses increased by $32.8 million, reflecting higher headcount and the following:

- Travel expenses increased $8.4 million reflecting increased in-person customer and vendor meetings. Increased travel costs per trip also impacted higher travel expenses.

- Professional, consulting and lobbying expenses increased $5.2 million, driven primarily by initiatives supporting company growth and expansion.

- Depreciation and amortization increased $4.5 million primarily due to an increase in depreciation and amortization expense following the implementation of several phases of our enterprise resource planning and related systems during 2021.

Research and Development Expenses

Research and Development ("R&D") Expenses (dollars in thousands):

	Year Ended December 31,		Dollar Change	Percent Change
	2022	2021		
Salaries, benefits and bonus	$ 135,596	$ 95,057	$ 40,539	42.6%
Stock-based compensation	50,268	58,674	(8,406)	(14.3)
Indirect manufacturing costs and supplies	18,955	13,312	5,643	42.4
Other	28,991	26,983	2,008	7.4
Total research and development expenses	$ 233,810	$ 194,026	$ 39,784	20.5%
R&D expenses as a percentage of net sales	19.7 %	22.5 %		

Within the TASER segment, R&D expenses increased $5.5 million or 11.9%. An increase of $8.3 million in salaries, benefits and bonus expense reflected higher headcount. Additionally, indirect manufacturing costs and supplies increased $3.8 million related to the development of next generation products. Partially offsetting these increases was a decrease in stock-based compensation expense of $5.7 million, due to the vesting of nine XSPP tranches during 2021, for which there is no remaining unamortized expense, as well as no additional tranches that vested in 2022.

R&D expense for the Software and Sensors segment increased $34.3 million or 23.2% and decreased as a percentage of sales to 27.7% compared to 34.7% in the prior year. An increase of $32.2 million related to salaries, benefits, and bonus attributable to increased headcount.

Stock-based compensation expense for the Software and Sensors segment decreased $2.7 million. Contributing to the decrease was the vesting of nine XSPP tranches during 2021, for which there is no remaining unamortized expense, as well as no additional tranches that vested in 2022. Partially offsetting the decrease was an increase in general stock-based compensation expense due to an increase in headcount.

Interest and Other Income, Net

Interest and other income, net was $103.3 million and $26.7 million for the years ended December 31, 2022 and 2021, respectively.

For the year ended December 31, 2022, we recorded a net unrealized gain of $131.9 million related to observable price changes for our investments in certain strategic investments and related warrants and the exercise of warrants in one of our strategic investees, which was partially offset by a $32.9 million unrealized loss on marketable securities related to our investment in CLBT. Interest and other income, net also reflected net interest income of $4.8 million and losses from foreign currency transactions of $0.9 million.

For the year ended December 31, 2021, we recorded a gain of $40.9 million related to observable price changes for our investments in certain strategic investments and related warrants. The gain was partially offset by a $17.8 million unrealized loss on marketable securities related to our investment in CLBT. Interest and other income, net also reflected interest income of $1.7 million, other income of $0.9 million from a government grant, and gains from foreign currency transactions of $0.4 million.

Provision for Income Taxes

The provision for income taxes was an expense of $49.4 million for the year ended December 31, 2022. The effective income tax rate for 2022 was 25.1%. The benefits related to excess stock-based compensation of $4.6 million and research and development credits of $13.3 million, and a deduction for foreign derived intangible income ("FDII") of $2.6 million were offset by the tax effects of permanently non-deductible expenses for executive compensation of $5.8 million, an increase in uncertain tax benefits of $3.2 million, and other permanently non-deductible expenses of $1.8 million. Additionally, we recorded a $10.2 million increase to our valuation allowance as of December 31, 2022 related to research and development tax credits that may not be utilized prior to expiration and an unrealized investment loss.

The provision for income taxes was a benefit of $81.4 million for the year ended December 31, 2021. The effective income tax rate for 2021 was 57.5%. The benefits related to excess stock-based compensation of $205.5 million and research and development credits of $34.4 million were partially offset by the tax effects of permanently non-deductible expenses for executive compensation of $180.5 million, an increase in uncertain tax benefits of $10.2 million, and other permanently non-deductible expenses of $1.8 million. Additionally, we recorded a $9.0 million increase to our valuation allowance as of December 31, 2021 related to research and development tax credits that may not be utilized prior to expiration and an unrealized investment loss.

Net Income

We recorded net income of $147.1 million for the year ended December 31, 2022 compared to a net loss of $60.0 million in 2021. Net income per basic share was $2.07 while diluted net income per share was $2.03, compared to net loss per basic and diluted net loss per share of $0.91 for 2021.

Three Months Ended December 31, 2022 Compared to September 30, 2022

Net sales by product line were as follows (dollars in thousands):

	Three Months Ended December 31, 2022		Three Months Ended September 30, 2022		Dollar Change	Percent Change
TASER segment:						
TASER 7	$ 55,448	16.5 %	$ 65,951	21.2 %	$ (10,503)	(15.9)%
TASER X26P	6,010	1.8	5,897	1.9	113	1.9
TASER X2	7,617	2.3	8,298	2.7	(681)	(8.2)
TASER Consumer devices	1,335	0.4	1,702	0.6	(367)	(21.6)
Cartridges	47,541	14.1	46,475	14.9	1,066	2.3
Axon Evidence and cloud services	6,890	2.0	5,125	1.6	1,765	34.4
Extended warranties	7,580	2.3	7,290	2.3	290	4.0
Other	4,316	1.3	4,145	1.3	171	4.1
TASER segment	136,737	40.7	144,883	46.5	(8,146)	(5.6)
Software and Sensors segment:						
Axon Body	31,561	9.4	35,427	11.4	(3,866)	(10.9)
Axon Flex	394	0.1	687	0.2	(293)	(42.6)
Axon Fleet	23,177	6.9	10,139	3.3	13,038	128.6
Axon Dock	11,927	3.5	4,830	1.5	7,097	146.9
Axon Evidence and cloud services	113,225	33.7	96,814	31.1	16,411	17.0
Extended warranties	13,695	4.1	14,511	4.6	(816)	(5.6)
Other	5,426	1.6	4,463	1.4	963	21.6
Software and Sensors segment	199,405	59.3	166,871	53.5	32,534	19.5
Total net sales	$ 336,142	100.0 %	$ 311,754	100.0 %	$ 24,388	7.8%

Net unit sales were as follows:

	Three Months Ended		Unit Change	Percent Change
	December 31, 2022	September 30, 2022		
TASER 7	34,530	40,502	(5,972)	(14.7)%
TASER X26P	3,737	3,745	(8)	(0.2)
TASER X2	4,056	5,120	(1,064)	(20.8)
TASER Consumer devices	4,685	7,180	(2,495)	(34.7)
Cartridges	1,527,929	1,481,169	46,760	3.2
Axon Body	60,018	71,070	(11,052)	(15.6)
Axon Flex	567	1,188	(621)	(52.3)
Axon Fleet	10,109	2,342	7,767	331.6
Axon Dock	11,644	3,822	7,822	204.7

Net sales for the TASER segment decreased $8.1 million, or 5.6%, on a sequential basis primarily due to a $10.5 million decrease in revenue from TASER 7 devices. This is tied to shipment timing on hardware, and we see healthy demand for TASER products and services for 2023. The decrease in TASER 7 revenues was partially offset by an increase in Axon Evidence revenue of $1.8 million and increased cartridge revenue of $1.1 million of other TASER devices. The decrease in revenue was a result of decreased unit sales, and was partially offset by higher average selling prices on our TASER 7 devices. The increase in Axon Evidence revenue was a result of more TASER devices in the field, as well as higher VR revenue. Cartridge revenue increased due to increased units, partially offset by lower average selling prices.

Net sales for the Software and Sensors segment increased $32.5 million, or 19.5%, on a sequential basis primarily due to a $16.4 million increase in Axon Evidence and cloud services revenue and a $13.0 million increase in Axon

Fleet revenue. The increase in Axon Evidence and cloud services revenue was a result of the increase in the aggregate number of users on our network. Axon Fleet revenue was driven primarily by increased unit sales, partially offset by a decrease in the average selling price.

International sales were $55.5 million in for the three months ended December 31, 2022 as compared to $47.1 million for the three months ended September 30, 2022, an increase of $8.4 million, primarily driven by increased sales in the EMEA region.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with accounting principles generally accepted in the U.S. ("GAAP"), we present the non-GAAP financial measures of EBITDA and Adjusted EBITDA. Our management uses these non-GAAP financial measures in evaluating our performance in comparison to prior periods. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance, and when planning and forecasting our future periods. A reconciliation of GAAP to the non-GAAP financial measures is presented below.

- EBITDA (Most comparable GAAP Measure: Net income) - Earnings before interest expense, investment interest income, taxes, depreciation and amortization.

- Adjusted EBITDA (Most comparable GAAP Measure: Net income) - Earnings before interest expense, investment interest income, taxes, depreciation, amortization and non-cash stock-based compensation expense, realized and unrealized gains and losses on strategic investments and marketable securities, and certain other pre-tax items.

Although these non-GAAP financial measures are not consistent with GAAP, management believes investors will benefit by referring to these non-GAAP financial measures when assessing our operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

- these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to our GAAP financial measures;

- these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, our GAAP financial measures;

- these non-GAAP financial measures should not be considered to be superior to our GAAP financial measures; and

- these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this Annual Report on Form 10-K were prepared under a comprehensive set of rules or principles.

EBITDA and Adjusted EBITDA reconcile to net income as follows (dollars in thousands):

| | Year Ended December 31, | |
	2022	2021
Net income (loss)	$ 147,139	$ (60,018)
Depreciation and amortization	24,381	18,694
Interest expense	488	28
Investment interest (income) loss	(4,782)	(1,511)
Provision for (benefit from) income taxes	49,379	(81,357)
EBITDA	$ 216,605	$ (124,164)
Non-GAAP adjustments:		
Stock-based compensation expense	106,176	303,331
Realized and unrealized gains on strategic investments and marketable securities, net	(98,943)	(23,035)
Transaction costs related to strategic investments and acquisitions	2,368	2,068
Loss on disposal and abandonment of intangible assets	110	146
Loss on disposal and impairment of property, equipment and other assets, net	5,452	92
Costs related to FTC litigation	545	741
Payroll taxes related to XSPP vesting and CEO Award option exercises	—	18,933
Adjusted EBITDA	$ 232,313	$ 178,112

Liquidity and Capital Resources

Summary

As of December 31, 2022, we had $353.7 million of cash and cash equivalents, a decrease of $2.6 million from December 31, 2021. Cash and cash equivalents and investments totaled $1.1 billion, an increase of $689.6 million from December 31, 2021.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities (in thousands):

| | Year Ended December 31, | |
	2022	2021
Operating activities	$ 235,361	$ 124,494
Investing activities	(830,967)	252,556
Financing activities	598,100	(174,181)
Effect of exchange rate changes on cash and cash equivalents	(3,380)	(1,982)
Net increase (decrease) in cash and cash equivalents and restricted cash	$ (886)	$ 200,887

Operating activities

Net cash provided by operating activities in 2022 of $235.4 million consisted of $147.1 million in net income, a net add-back of non-cash income statement items totaling $69.2 million, and an $19.1 million net change in operating assets and liabilities. Included in the non-cash items were $106.2 million in stock-based compensation expense, a $98.9 million net gain on the change in fair value of strategic investments and marketable securities, $24.4 million in depreciation and amortization expense, and a $22.1 million increase in deferred income tax assets. Cash provided by operations was impacted by an increase of $73.2 million in accounts and notes receivable and contract assets, which was largely attributable to increased sales in 2022, particularly for sales made under subscription plans. Cash provided by operations was also impacted by an increase of $52.2 million in prepaid expenses and other assets, resulting primarily from an increase in deferred commissions expense offset by a decrease in income tax receivable due to utilization of overpayments, plus an increase of $96.0 million in inventory as we proactively built up inventory to help meet future product demand. Partially offsetting this activity was an increase in deferred revenue of $159.7 million, which was primarily attributable to increased subscription invoicing for Software and Sensors hardware and services in advance of fulfillment, and a smaller increase in hardware deferred revenue from TASER subscription sales.

Investing activities

We used $831.0 million for investing activities in 2022. Cash outflows from investing activities included $692.2 million for purchases of available-for-sale investments, net of proceeds from calls and maturities, $74.3 million for new strategic minority investments and $6.6 million for the exercise of price of warrants related to our strategic investments. We also invested $55.5 million in the purchase of property and equipment and intangibles, net of proceeds on disposals.

Financing activities

Net cash provided by financing activities was $598.1 million for the year ended December 31, 2022. The increase in cash provided by financing activities was primarily due to net proceeds of $603.0 million from issuing the Notes and Warrants and the purchase of the Note Hedge. Partially offsetting the increase were payments totaling $4.9 million for certain restricted stock units ("RSUs") that were net-share settled, such that we withheld shares to cover the employees' tax obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities.

Liquidity and Capital Resources

Our most significant source of liquidity continues to be funds generated by operating activities and available cash and cash equivalents and short-term investments. In addition, our $200.0 million revolving credit facility is available for additional working capital needs or investment opportunities. Under the terms of the line of credit, available borrowings are reduced by outstanding letters of credit. Advances under the line of credit bear interest at Term SOFR plus 1.25 to 1.75% per year determined in accordance with a pricing grid based on our net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. "SOFR" is defined as a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York or a successor administrator of the secured overnight financing rate.

As of December 31, 2022, we had letters of credit outstanding of $7.0 million, leaving the net amount available for borrowing of $193.0 million The credit agreement will mature on the earlier of December 15, 2027 or the date that is six months prior to the stated maturity date of the 0.50% convertible senior notes due 2027 unless such Notes have been redeemed, repurchased, converted or defeased in full. Additionally, the credit agreement has an accordion feature which allows for an increase in the total line of credit up to $300.0 million, subject to each lender's sole discretion. At December 31, 2022 and 2021, there were no borrowings under the line.

There can be no assurance that we will continue to generate cash flows at or above current levels or that we will be able to maintain our ability to borrow under our revolving credit facility.

Our agreement with the bank requires us to comply with a net leverage ratio, defined as consolidated total indebtedness to EBITDA, of no greater than 3.50 to 1.00 based upon a trailing four fiscal quarter period. At December 31, 2022, our net leverage ratio was 0.97 to 1.00. Additionally, we must comply with a consolidated interest coverage ratio, defined as EBITDA to consolidated interest expense, of no less than 3.50 to 1.00 based upon a trailing four fiscal quarter end. We are compliant with the consolidated interest coverage ratio, which is not meaningful for the year ended December 31, 2022.

TASER subscription and installment purchase arrangements typically involve amounts invoiced in five equal installments at the beginning of each year of the five-year term. This is in contrast to a traditional CED sale in which the entire amount being charged for the hardware is invoiced upon shipment. This impacts liquidity in a commensurate fashion, with the cash for the subscription or installment purchase received in five annual installments rather than up front. Our strategy includes continuing to shift an increasing amount of our business to a subscription model, to better match the municipal budgeting process of our customers as well as to allow for multiple product offerings to be bundled into existing subscriptions. We carefully considered the cash flow impacts of this strategic shift and regularly revisit our cash flow forecast with the goal of maintaining a comfortable level of liquidity as we continue to offer products and services in which we incur upfront cash costs to produce and fulfill hardware sales ahead of the cash inflows from our customers.

Based on our strong balance sheet at December 31, 2022 and successful convertible senior notes offering completed during 2022, we believe financing will be available, both through our existing credit line and possible additional financing. However, there is no assurance that such funding will be available on terms acceptable to us, or at all.

We believe that our sources of funding will be sufficient to satisfy our currently anticipated cash requirements including capital expenditures, working capital requirements, potential acquisitions or investments, income and payroll tax payments for net-settled stock awards, and other liquidity requirements through at least the next 12 months. We and our Board of Directors may consider repurchases of our common stock. Further repurchases of our common stock would take place on the open market, would be financed with available cash and are subject to authorization as well as market and business conditions.

Contractual Obligations

The following table outlines our future contractual financial obligations by period in which payment is expected, as of December 31, 2022 (dollars in thousands):

	Total	Short Term	Long Term
Operating lease obligations	$ 55,893	$ 8,448	$ 47,445
Purchase obligations	915,102	544,341	370,761
Principal amount payable on our convertible senior notes	690,000	—	690,000
Total contractual obligations	$ 1,660,995	$ 552,789	$ 1,108,206

Purchase obligations in the table above represent $499.7 million of open purchase orders and $415.4 million of other purchase obligations. The open purchase orders represent both cancelable and non-cancelable purchase orders with key vendors, which are included in this table due to our strategic relationships with these vendors.

For additional information regarding our convertible senior notes, refer to Note 12 in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We are subject to U.S. federal income tax as well as income taxes imposed by state and foreign jurisdictions. As of December 31, 2022, we had $21.5 million of gross unrecognized tax benefits related to uncertain tax positions. The settlement period for these long-term income tax liabilities cannot be determined; however, the liabilities are expected to increase by approximately $0.9 million within the next 12 months.

Critical Accounting Estimates

We have identified the following accounting estimates as critical to our business operations and the understanding of our results of operations. The preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. While we do not believe that a change in these estimates is reasonably likely, there can be no assurance that our actual results will not differ from these estimates. The effect of these estimates on our business operations is discussed below.

Standard Warranties

We warranty our CEDs, Axon cameras and certain related accessories from manufacturing defects on a limited basis for a period of one year after purchase and, thereafter, will replace any defective unit for a fee. Estimated costs for the standard warranty are charged to cost of products sold when revenue is recorded for the related product. Future warranty costs are estimated on a quarterly basis based on historical data related to warranty claims and this rate is applied to current product sales. Historically, reserve amounts have been increased if management becomes aware of a component failure or other issue that could result in larger than anticipated warranty claims from customers. The warranty reserve is reviewed quarterly to verify that it sufficiently reflects the remaining warranty obligations based on the anticipated expenditures over the balance of the warranty obligation period, and adjustments are made when actual warranty claim experience differs from estimates. The warranty reserve is included in accrued liabilities on the accompanying consolidated balance sheets. As of December 31, 2022 and 2021, our warranty reserve was approximately $0.8 million and $2.8 million, respectively. Warranty expense for the years ended December 31, 2022, 2021 and 2020 was $0.2 million, $2.9 million and $0.0 million, respectively. Warranty expense for the year ended December 31, 2022 was impacted by lower than expected warranty claims for the Axon on-officer body cameras and TASER 7 handles. Warranty expense for the year ended December 31, 2021, was impacted by higher battery degradation resulting in shorter battery lives for the Axon Body 3 on-officer body camera and warranty claims for TASER 7 handles. Warranty expense for the year ended December 31, 2020 was impacted by lower than expected warranty claims for the Axon Body 3 on-officer body camera.

Revenue related to separately-priced extended warranties is initially recorded as deferred revenue at its allocated amount and subsequently recognized as net sales on a straight-line basis over the warranty service period. Costs related to extended warranties are charged to cost of product and service sales when incurred.

Inventory

Inventories are stated at the lower of cost, determined on the first-in, first-out ("FIFO") basis, or net realizable value, net of an inventory valuation allowance. We use a standard cost methodology to approximate the cost basis for our inventories. Costs include allocations for materials, labor, and overhead. All variances between actual costs and standard costs are apportioned to inventory and cost of product sales based upon inventory turnover. Additional provisions are made to reduce excess, obsolete or slow-moving inventories to their net realizable value. These provisions are based on management's best estimate after considering historical demand, projected future demand, inventory purchase commitments, industry and market trends and conditions among other factors. We evaluate inventory costs for abnormal costs due to excess production capacity and treat such costs as period costs.

During the year ended December 31, 2022, we recorded provisions to reduce inventories to their lower of cost and net realizable value of approximately $1.5 million compared to $0.9 million during the year ended December 31, 2021.

Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable and Contract Assets

We derive revenue from two primary sources: (1) the sale of physical products, including conducted energy devices ("CEDs"), Axon cameras, Axon Signal enabled devices, corresponding hardware extended warranties, and related accessories such as Axon docks, cartridges and batteries, among others, and (2) subscriptions to our Axon Evidence digital evidence management software-as-a-service ("SaaS") (including data storage fees and other ancillary services), which includes varying levels of support. To a lesser extent, we also recognize revenue from training, professional services and other software and SaaS services. We apply the five-step model outlined in Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts from Customers ("Topic 606"). For additional discussion of the adoption of Topic 606, see Note 2.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in Topic 606. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our estimate of the standalone selling price ("SSP") of each distinct good or service in the contract.

Revenues are recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, each of which is generally distinct and accounted for as a separate performance obligation. Revenue is recognized net of allowances for returns.

Performance obligations to deliver products, including CEDs, cameras and related accessories such as cartridges, batteries and docks, are generally satisfied at the point in time we ship the product, as this is when the customer obtains control of the asset under our standard terms and conditions. In certain contracts with non-standard terms and conditions, these performance obligations may not be satisfied until formal customer acceptance occurs. Performance obligations to fulfill service-type extended warranties and provide our SaaS offerings, including Axon Evidence and other cloud services, are generally satisfied over time as the customer receives and consumes the benefits of these services over the stated service period.

Many of our products and services are sold on a standalone basis. We also bundle our hardware products and services together and sell them to our customers in single transactions, where the customer can make payments over a multi-year period. These sales may include payments for upfront hardware and services, as well as payments for hardware and services to be provided by us at a future date.

Additionally, we offer customers the ability to purchase CED cartridges and certain services on an unlimited basis over the contractual term. Due to the unlimited nature of these arrangements whereby we are obligated to deliver unlimited products at the customer's request, we account for these arrangements as stand-ready obligations and recognize revenue ratably over the contract period. Cost of product sales is recognized when control of hardware products or accessories have transferred to the customer.

We have elected to recognize shipping costs as an expense in cost of product sales when the control of hardware products or accessories have transferred to the customer.

Sales tax collected on sales is netted against government remittances and thus, recorded on a net basis.

The timing of revenue recognition may differ from the timing of invoicing to customers. We generally have an unconditional right to consideration when we invoice our customers and record a receivable. We record a contract asset when revenue is recognized prior to invoicing, or a contract liability (deferred revenue) when revenue will be recognized subsequent to invoicing. Contract asset amounts that will be invoiced during the subsequent twelve month period from the balance sheet date are classified as current assets and the remaining portion is recorded within other assets on our consolidated balance sheets. Deferred revenue that will be recognized during the subsequent twelve month period from the balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as long-term deferred revenue. Generally, customers are billed in annual installments. See Note 2 for further disclosures about our contract assets.

Sales are typically made on credit, and we generally do not require collateral. We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts receivable, notes receivable, and contract assets is developed using historical collection experience, published or estimated credit default rates for entities that represent our customer base, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. We review receivables for U.S. and international customers separately to better reflect different published credit default rates and economic and market conditions. Additionally, specific reserve amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible.

Valuation of Goodwill, Intangible and Long-lived Assets

We evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets, excluding goodwill and intangible assets with indefinite useful lives, may warrant revision or that the remaining balance of these assets may not be recoverable. Such circumstances could include, but are not limited to, a change in the product mix, a change in the way products are created, produced or delivered, or a significant change in the way products are branded and marketed. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The amount of the impairment loss, if impairment exists, is calculated based on the excess of the carrying amounts of the assets over their estimated fair value computed using discounted cash flows.

Finite-lived intangible assets and other long-lived assets are amortized over their estimated useful lives. We do not amortize goodwill and intangible assets with indefinite useful lives; rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. We perform our annual goodwill and intangible asset impairment tests in the fourth quarter of each year.

During the year ended December 31, 2022, we recorded $5.3 million of impairment charges. Of this total, $3.3 million related to the cease-use of a portion of our Seattle office. An additional $1.4 million related to the decision to slow pacing on construction of our new Scottsdale, Arizona campus. During the year ended December 31, 2021, we recorded an immaterial amount of impairment charges. During the year ended December 31, 2020, we abandoned certain planning and site development activities related to our planned new headquarters, resulting in an impairment charge of $0.7 million. Additionally, we recognized impairment charges totaling $0.5 million related to improvements and remodeling of certain of our offices. During the year ended December 31, 2022, these charges were included in sales, general and administrative expense, except for $2.7 million related to the Seattle office lease cease-use, which was recorded in R&D, in the accompanying consolidated statements of operations.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. We must also assess whether uncertain tax positions as filed could result in the recognition of a liability for possible interest and penalties if any. We have completed research and development tax credit studies for each year a tax credit was claimed for federal and state income tax purposes. We determined that it was more likely than not that the full benefit of the research and development tax credit would not be sustained on examination and accordingly, have established a liability for unrecognized tax benefits of $21.5 million as of December 31, 2022. We expect the amount of the unrecognized tax benefit to increase by approximately $0.9 million within the next 12 months. Should the unrecognized tax benefit of $21.5 million be recognized, our effective tax rate would be favorably impacted. Our estimates are based on information available to us at the time we prepare the income tax provision. Our income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting or tax laws in the U.S. and internationally, or changes in other facts or circumstances. In addition, we recognize liabilities for potential tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary, or if the actual tax liability is greater than our current assessment, we may be required to recognize an income tax benefit, or additional income tax expense, respectively, in our consolidated financial statements.

In preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be realized from future taxable income. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. A valuation allowance is established if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to audit by tax authorities in the ordinary course of business.

We have state net operating loss ("NOLs") of $89.5 million, which expire at various dates between 2026 and 2041 or carryforward indefinitely. We anticipate sufficient future pre-tax book income to realize a large portion of our deferred tax assets. However, based on expected income for years in which Arizona R&D tax credits are set to expire, unrealized investment losses for which realization is uncertain, and specific identified intangibles with an indefinite life, a reserve of $26.4 million has been recorded as a valuation allowance against deferred tax assets as of December 31, 2022.

Stock-Based Compensation

We have historically granted stock-based compensation to key employees and non-employee directors as a means of attracting and retaining highly qualified personnel. Stock-based compensation awards primarily consist of service-based RSUs, performance-based RSUs, and performance-based stock options. Our stock-based compensation awards are classified as equity and measured at the fair market value of the underlying stock at the grant date. For service-based awards, we recognize RSU expense using the straight-line attribution method over the requisite service period. Vesting of performance-based RSUs is contingent upon the achievement of certain performance criteria related to our operating performance, as well as successful and timely development and market acceptance of future product introductions. For performance-based RSUs containing only performance conditions, compensation cost is recognized using the graded attribution model over the explicit or implicit service period. For awards containing multiple service, performance or market conditions, where all conditions must be satisfied prior to vesting, compensation expense is recognized over the requisite service period, which is defined as the longest explicit, implicit or derived service period, based on management's estimate of the probability and timing of the performance criteria being satisfied, adjusted at each balance sheet date. For both service-based and performance-based RSUs, we account for forfeitures as they occur as a reduction to stock-based compensation expense and additional paid-in-capital.

For performance-based options, stock-based compensation expense is recognized over the expected performance achievement period of individual performance goals when the achievement of each individual performance goal becomes probable. For performance-based awards with a vesting schedule based entirely on the attainment of both performance and market conditions, stock-based compensation expense is recognized over the longer of the expected achievement period of the performance and market conditions, beginning at the point in time that the relevant performance condition is considered probable of achievement. The fair value of such awards is estimated on the grant date using Monte Carlo simulations. Refer to Note 16 of the notes to our consolidated financial statements within this Annual Report on Form 10-K.

We have granted a total of approximately 15.3 million performance-based awards (options and restricted stock units) of which approximately 3.8 million are outstanding as of December 31, 2022, the vesting of which is contingent upon the achievement of certain performance criteria including the successful development and market acceptance of future product introductions as well as our future sales targets and operating performance and market capitalization. Of the 3.8 million performance-based awards that are outstanding, 1.4 million are options that are exercisable.

Compensation expense for performance awards will be recognized based on management's best estimate of the probability of the performance criteria being satisfied using the most currently available projections of future product adoption and operating performance, adjusted at each balance sheet date. Changes in the subjective and probability-based assumptions can materially affect the estimates of the fair value of the awards and timing of recognition of stock-based compensation and consequently, the related amount recognized in our statements of operations and comprehensive income.

Contingencies and Accrued Litigation Expense

We are subject to the possibility of various loss contingencies arising in the ordinary course of business, including product-related and other litigation. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. Refer to Note 13 of our consolidated financial statements within this Annual Report on Form 10-K.

Reserve for Expected Credit Losses

We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts receivable, notes receivable, and contract assets is developed using historical collection experience, published or estimated credit default rates for entities that represent our customer base, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible.

We review receivables for U.S. and international customers separately to better reflect different published credit default rates and economic and market conditions.

A majority of our customers are governmental agencies. Due to municipal government funding rules, certain of our contracts are subject to appropriation, termination for convenience, or similar cancellation clauses, which could allow our customers to cancel or not exercise options to renew contracts in the future. Economic slowdowns that negatively affect municipal tax collections and put pressure on law enforcement may increase this risk and negatively impact the realizability of our accounts and notes receivable and contract assets.

Based on the balances of our financial instruments as of December 31, 2022, a hypothetical 25 percent increase in expected credit loss rates across all pools would result in a $0.8 million increase in the allowance for expected credit losses.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We typically invest in a limited number of financial instruments, consisting principally of investments in money market accounts, certificates of deposit, corporate and municipal bonds with a typical long-term debt rating of "A" or better by any nationally recognized statistical rating organization, denominated in U.S. dollars. All of our cash equivalents and investments are treated as "available-for-sale". We report available-for-sale investments at fair value as of each balance sheet date and record any unrealized gains or losses as a component of stockholders' equity. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in interest and other income, net within the consolidated statements of operations. When the fair value is below the amortized cost of a marketable security, an estimate of expected credit losses is made. The credit-related impairment amount is recognized in the consolidated statements of operations. Credit losses are recognized through the use of an allowance for credit losses account in the consolidated balance sheet and subsequent improvements in expected credit losses are recognized as a reversal of an amount in the allowance account. If we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, then the allowance for the credit loss is written-off and the excess of the amortized cost basis of the asset over its fair value is recorded in the consolidated statements of operations. Based on investment positions as of December 31, 2022, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $3.4 million decline in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity.

Additionally, we have access to a $200.0 million line of credit borrowing facility which bears interest at SOFR 1.25 to 1.75% per year determined in accordance with a pricing grid based on our net leverage ratio and consolidated interest coverage ratio. Under the terms of the line of credit, available borrowings are reduced by outstanding letters of credit, which totaled $7.0 million at December 31, 2022. At December 31, 2022, there was no amount outstanding under the line of credit, and the available borrowing under the line of credit was $193.0 million. We have not borrowed any funds under the line of credit since its inception; however; should we need to do so in the future, such borrowings could be subject to adverse or favorable changes in the underlying interest rate.

Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in each case compared to the U.S. dollar, related to transactions by our foreign subsidiaries. The majority of our sales to international customers are transacted in foreign currencies and therefore are subject to exchange rate fluctuations on these transactions. The cost of our products to our customers increases when the U.S. dollar strengthens against their local currency, and we may have more sales and expenses denominated in foreign currencies in future years which could increase our foreign exchange rate risk. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.

To date, we have not engaged in any currency hedging activities. However, we may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including but not limited to the prohibitive economic cost of hedging particular exposures. As such, fluctuations in currency exchange rates could harm our business in the future.

Item 8. *Financial Statements and Supplementary Data*

AXON ENTERPRISE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 353,684	$ 356,332
Marketable securities	39,240	72,180
Short-term investments	581,769	14,510
Accounts and notes receivable, net of allowance of $2,176 and $2,203 as of December 31, 2022 and December 31, 2021, respectively	358,190	320,819
Contract assets, net	196,902	180,421
Inventory	202,471	108,688
Prepaid expenses and other current assets	73,022	56,540
Total current assets	1,805,278	1,109,490
Property and equipment, net	169,843	138,457
Deferred tax assets, net	156,866	127,193
Intangible assets, net	12,158	15,470
Goodwill	44,983	43,592
Long-term investments	156,207	31,232
Long-term notes receivable, net	5,210	11,256
Long-term contract assets, net	45,170	29,753
Strategic investments	296,563	83,520
Other long-term assets	159,616	98,247
Total assets	$ 2,851,894	$ 1,688,210
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 59,918	$ 32,220
Accrued liabilities	155,934	103,707
Current portion of deferred revenue	360,037	265,591
Customer deposits	20,399	10,463
Other current liabilities	6,358	6,540
Total current liabilities	602,646	418,521
Deferred revenue, net of current portion	248,003	185,721
Liability for unrecognized tax benefits	10,745	3,797
Long-term deferred compensation	6,285	5,679
Deferred tax liability, net	1	811
Long-term lease liabilities	37,143	20,440
Convertible notes, net	673,967	-
Other long-term liabilities	4,613	5,392
Total liabilities	1,583,403	640,361
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.00001 par value; 25,000,000 shares authorized; no shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.00001 par value; 200,000,000 shares authorized; 71,474,581 and 70,896,856 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	1	1
Additional paid-in capital	1,174,594	1,095,229
Treasury stock at cost, 20,220,227 shares as of December 31, 2022 and December 31, 2021	(155,947)	(155,947)
Retained earnings	257,022	109,883
Accumulated other comprehensive loss	(7,179)	(1,317)
Total stockholders' equity	1,268,491	1,047,849
Total liabilities and stockholders' equity	$ 2,851,894	$ 1,688,210

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

| | For the Years Ended December 31, | | |
	2022	2021	2020
Net sales from products	$ 801,388	$ 608,525	$ 500,250
Net sales from services	388,547	254,856	180,753
Net sales	1,189,935	863,381	681,003
Cost of product sales	363,219	260,098	224,131
Cost of service sales	98,078	62,373	40,541
Cost of sales	461,297	322,471	264,672
Gross margin	728,638	540,910	416,331
Sales, general and administrative	401,575	515,007	307,286
Research and development	233,810	194,026	123,195
Total operating expenses	635,385	709,033	430,481
Income (loss) from operations	93,253	(168,123)	(14,150)
Interest and other income, net	103,265	26,748	7,859
Income (loss) before provision (benefit) for income taxes	196,518	(141,375)	(6,291)
Provision (benefit) for income taxes	49,379	(81,357)	(4,567)
Net income (loss)	$ 147,139	$ (60,018)	$ (1,724)
Net income (loss) per share:			
Basic	$ 2.07	$ (0.91)	$ (0.03)
Diluted	$ 2.03	$ (0.91)	$ (0.03)
Weighted average shares outstanding:			
Basic	71,093	66,191	61,782
Diluted	72,534	66,191	61,782
Net income (loss)	$ 147,139	$ (60,018)	$ (1,724)
Foreign currency translation adjustments	(4,818)	(1,251)	1,237
Unrealized losses on available-for-sale investments	(1,044)	(207)	—
Comprehensive income (loss)	$ 141,277	$ (61,476)	$ (487)

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount		Shares	Amount			
Balance, December 31, 2019	59,497,759	$ 1	$ 528,272	20,220,227	$ (155,947)	$ 172,265	$ (1,096)	$ 543,495
Cumulative effect of applying a change in accounting principle						(640)	—	(640)
Issuance of common stock	3,450,000	—	306,779	—	—	—	—	306,779
Issuance of common stock under employee plans, net of shares withheld for payroll taxes	748,183	—	(7,514)	—	—	—	—	(7,514)
Stock-based compensation	—	—	133,572	—	—	—	—	133,572
Issuance of common stock for business combination contingent consideration and related tax effects	70,613	—	1,050	—	—	—	—	1,050
Net loss	—	—	—	—	—	(1,724)	—	(1,724)
Other comprehensive income, net	—	—	—	—	—	—	1,237	1,237
Balance, December 31, 2020	63,766,555	$ 1	$ 962,159	20,220,227	$ (155,947)	$ 169,901	$ 141	$ 976,255
Issuance of common stock	577,956	—	105,514	—	—	—	—	105,514
Issuance of common stock under employee plans, net of shares withheld for payroll taxes	2,624,446	—	(331,309)	—	—	—	—	(331,309)
Stock options exercised	3,927,899	—	51,614	—	—	—	—	51,614
Stock-based compensation	—	—	303,331	—	—	—	—	303,331
Issuance of common stock for business combination contingent consideration	—	—	3,920	—	—	—	—	3,920
Net loss	—	—	—	—	—	(60,018)	—	(60,018)
Other comprehensive loss, net	—	—	—	—	—	—	(1,458)	(1,458)
Balance, December 31, 2021	70,896,856	$ 1	$ 1,095,229	20,220,227	$ (155,947)	$ 109,883	$ (1,317)	$ 1,047,849
Issuance of common stock	—	—	(74)	—	—	—	—	(74)
Issuance of common stock under employee plans, net of shares withheld for payroll taxes	566,780	—	(4,870)	—	—	—	—	(4,870)
Stock-based compensation	—	—	106,176	—	—	—	—	106,176
Issuance of common stock for business combination contingent consideration	10,945	—	—	—	—	—	—	—
Tax benefit related to convertible note hedge	—	—	48,858	—	—	—	—	48,858
Purchase of convertible note hedge	—	—	(194,994)	—	—	—	—	(194,994)
Issuance of warrants	—	—	124,269	—	—	—	—	124,269
Net income	—	—	—	—	—	147,139	—	147,139
Other comprehensive loss, net	—	—	—	—	—	—	(5,862)	(5,862)
Balance, December 31, 2022	71,474,581	$ 1	$ 1,174,594	20,220,227	$ (155,947)	$ 257,022	$ (7,179)	$ 1,268,491

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 147,139	$ (60,018)	$ (1,724)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	24,381	18,694	12,475
Amortization of issuance cost	198	—	—
Coupon interest expense	211	—	—
Purchase accounting adjustments to goodwill	58	—	—
Loss on disposal and abandonment of intangible assets	110	146	320
Loss on disposal and impairment of property, equipment, and other assets, net	5,452	92	1,722
Realized and unrealized gains on strategic investments and marketable securities, net	(98,943)	(23,035)	—
Stock-based compensation	106,176	303,331	133,572
Deferred income taxes	22,090	(81,303)	(16,528)
Unrecognized tax benefits	3,475	(706)	671
Bond amortization	(1,463)	5,217	3,345
Noncash lease expense	6,725	5,573	4,104
Provision for expected credit losses	699	(214)	1,302
Change in assets and liabilities:			
Accounts and notes receivable and contract assets	(73,228)	(205,769)	(107,762)
Inventory	(95,987)	(18,272)	(52,156)
Prepaid expenses and other assets	(52,207)	(40,158)	(14,885)
Accounts payable, accrued and other liabilities	80,757	45,301	8,886
Deferred revenue	159,718	175,615	65,139
Net cash provided by operating activities	235,361	124,494	38,481
Cash flows from investing activities:			
Purchases of investments	(764,374)	(362,479)	(656,522)
Proceeds from call / maturity of investments	72,138	718,617	379,839
Exercise of warrants of strategic investments	(6,555)	—	—
Proceeds from sale of strategic investments	—	14,546	—
Purchases of property and equipment	(55,802)	(49,886)	(72,629)
Proceeds from disposal of property and equipment	287	43	95
Purchases of intangible assets	(307)	(392)	(241)
Strategic investments	(74,250)	(45,500)	(7,068)
Business acquisition, net of cash acquired	(2,104)	(22,393)	—
Net cash provided by (used in) investing activities	(830,967)	252,556	(356,526)
Cash flows from financing activities:			
Net proceeds from equity offering	(74)	105,514	306,779
Proceeds from options exercised	—	51,614	295
Income and payroll tax payments for net-settled stock awards	(4,870)	(331,309)	(7,809)
Net proceeds from issuance of convertible senior notes	673,769	—	—
Proceeds from issuance of warrants	124,269	—	—
Purchase of convertible note hedge	(194,994)	—	—
Net cash provided by (used in) financing activities	598,100	(174,181)	299,265
Effect of exchange rate changes on cash and cash equivalents	(3,380)	(1,982)	1,976
Net increase (decrease) in cash and cash equivalents	(886)	200,887	(16,804)
Cash and cash equivalents and restricted cash, beginning of period	356,438	155,551	172,355
Cash and cash equivalents and restricted cash, end of period	$ 355,552	$ 356,438	$ 155,551

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

Axon Enterprise, Inc. ("Axon", the "Company", "we", or "us") is a market-leading provider of law enforcement technology solutions. Our mission is to protect life in service of promoting peace, justice and strong institutions.

The accompanying consolidated financial statements include the accounts of Axon Enterprise, Inc. and our wholly owned subsidiaries. All material intercompany accounts, transactions, and profits have been eliminated.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions in these consolidated financial statements include:

- product warranty reserves,
- inventory valuation,
- revenue recognition,
- reserve for expected credit losses
- valuation of goodwill, intangible and long-lived assets,
- valuation of strategic investments,
- recognition, measurement and valuation of current and deferred income taxes,
- stock-based compensation, and
- recognition and measurement of contingencies and accrued litigation expense.

Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Investments

Cash, cash equivalents and investments include cash, money market funds, certificates of deposit, commercial paper, corporate bonds, term deposits, U.S. Government bonds, municipal bonds, agency bonds, U.S. Treasury bills, and U.S. Treasury inflation-protected securities. We place our cash and cash equivalents with high quality financial institutions. Although we deposit our cash with multiple financial institutions, our deposits regularly exceed federally insured limits. Cash and cash equivalents include funds on hand and highly liquid investments purchased with initial maturity of three months or less. Short-term investments include securities with an expected maturity date within one year of the balance sheet date that do not meet the definition of a cash equivalent, and long-term investments are securities with an expected maturity date greater than one year and less than two years in accordance with our investment policy.

We report available-for-sale investments at fair value as of each balance sheet date and record any unrealized gains or losses as a component of stockholders' equity. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in interest and other income, net within the consolidated statements of operations. When the fair value is below the amortized cost of a marketable security, an estimate of expected credit losses is made. The credit-related impairment amount is recognized in the consolidated statements of operations. Credit losses are recognized through the use of an allowance for expected credit losses account in the consolidated balance sheet and subsequent improvements in expected credit losses are recognized as a reversal of an amount in the allowance account. If we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, then the allowance for the credit loss is written-off and the excess of the amortized cost basis of the asset over its fair value is recorded in the consolidated statements of operations. We do not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases. There were no credit losses recorded on our investment portfolio during the years ended December 31, 2022 and 2021.

Restricted Cash

Restricted cash balances of $1.9 million and $0.1 million as of December 31, 2022 and 2021, respectively, primarily relate to funds held in an international bank account for a country in which we are required to maintain a minimum balance to operate. As of December 31, 2022, approximately $1.8 million was included in prepaid expenses and other assets on our condensed consolidated balance sheet, with the remainder in other long-term assets.

Inventory

Inventories are stated at the lower of cost, determined on the first-in, first-out ("FIFO") basis, or net realizable value, net of an inventory valuation allowance. We use a standard cost methodology to approximate the cost basis for our inventories. Costs include allocations for materials, labor, and overhead. All variances between actual costs and standard costs are apportioned to inventory and cost of product sales based upon inventory turnover. Additional provisions are made to reduce excess, obsolete or slow-moving inventories to their net realizable value. These provisions are based on management's best estimate after considering historical demand, projected future demand, inventory purchase commitments, industry and market trends and conditions among other factors. We evaluate inventory costs for abnormal costs due to excess production capacity and treat such costs as period costs.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Additions and improvements are capitalized, while ordinary maintenance and repair expenditures are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Land is not depreciated.

Software Development Costs

We expense software development costs, including costs to develop software products or the software component of products and services to be marketed to external users, before technological feasibility of such products is reached. We have determined that technological feasibility is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products are not material.

Software development costs also include costs to develop software programs to be used solely to meet our internal needs and applications. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the intended function. Additionally, we capitalize qualifying costs incurred for upgrades and enhancements to existing software that result in additional functionality. Costs related to preliminary project planning activities, post-implementation activities, maintenance and minor modifications are expensed as incurred. Internal-use software development costs are amortized on a straight line basis over the estimated useful life of the software.

We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Valuation of Goodwill, Intangible and Long-lived Assets

We evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets, excluding goodwill and intangible assets with indefinite useful lives, may warrant revision or that the remaining balance of these assets may not be recoverable. Such circumstances could include, but are not limited to, a change in the product mix, a change in the way products are created, produced or delivered, or a significant change in the way products are branded and marketed. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The amount of the impairment loss, if impairment exists, is calculated based on the excess of the carrying amounts of the assets over their estimated fair value computed using discounted cash flows.

Finite-lived intangible assets and other long-lived assets are amortized over their estimated useful lives. We do not amortize goodwill and intangible assets with indefinite useful lives; rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. We perform our annual goodwill and intangible asset impairment tests in the fourth quarter of each year.

During the year ended December 31, 2022, we recorded $5.3 million of impairment charges. Of this total, $3.3 million related to the cease-use of a portion of our Seattle office. An additional $1.4 million related to the decision to slow pacing on construction of our new Scottsdale, Arizona campus. During the year ended December 31, 2021, we recorded an immaterial amount of impairment charges. During the year ended December 31, 2020, we abandoned certain planning and site development activities related to our planned new headquarters, resulting in an impairment charge of $0.7 million, as well as recognized impairment charges totaling $0.5 million related to improvements and remodeling of certain of our offices. During the year ended December 31, 2022, these charges were included in sales, general and administrative expense, except for $2.7 million related to the Seattle office lease cease-use, which was recorded in research and development ("R&D"), in the accompanying consolidated statements of operations.

Customer Deposits

We require deposits in advance of shipment for certain customer sales orders. Additionally, customers may elect to make deposits with us related to contracts for our products and services that were not executed as of the end of a reporting period. Customer deposits are included in other current liabilities in the accompanying consolidated balance sheets.

Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable and Contract Assets

We derive revenue from two primary sources: (1) the sale of physical products, including conducted energy devices ("CEDs"), Axon cameras, Axon Signal enabled devices, corresponding hardware extended warranties, and related accessories such as Axon docks, cartridges and batteries, among others, and (2) subscriptions to our Axon Evidence digital evidence management software-as-a-service ("SaaS") (including data storage fees and other ancillary services), which includes varying levels of support. To a lesser extent, we also recognize revenue from training, professional services and other software and SaaS services. We apply the five-step model outlined in Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts from Customers ("Topic 606"). For additional discussion of the adoption of Topic 606, see Note 2.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in Topic 606. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our estimate of the standalone selling price ("SSP") of each distinct good or service in the contract.

Revenues are recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, each of which is generally distinct and accounted for as a separate performance obligation. Revenue is recognized net of allowances for returns.

Performance obligations to deliver products, including CEDs, cameras and related accessories such as cartridges, batteries and docks, are generally satisfied at the point in time we ship the product, as this is when the customer obtains control of the asset under our standard terms and conditions. In certain contracts with non-standard terms and conditions, these performance obligations may not be satisfied until formal customer acceptance occurs. Performance obligations to fulfill service-type extended warranties and provide our SaaS offerings, including Axon Evidence and other cloud services, are generally satisfied over time as the customer receives and consumes the benefits of these services over the stated service period.

Many of our products and services are sold on a standalone basis. We also bundle our hardware products and services together and sell them to our customers in single transactions, where the customer can make payments over a multi-year period. These sales may include payments for upfront hardware and services, as well as payments for hardware and services to be provided by us at a future date. Additionally, we offer customers the ability to purchase CED cartridges and certain services on an unlimited basis over the contractual term. Due to the unlimited nature of these arrangements whereby we are obligated to deliver unlimited products at the customer's request, we account for these arrangements as stand-ready obligations, and recognize revenue ratably over the contract period. Cost of product sales is recognized when control of hardware products or accessories have transferred to the customer.

We have elected to recognize shipping costs as an expense in cost of product sales when the control of hardware products or accessories have transferred to the customer.

Sales tax collected on sales is netted against government remittances and thus, recorded on a net basis.

The timing of revenue recognition may differ from the timing of invoicing to customers. We generally have an unconditional right to consideration when we invoice our customers and record a receivable. We record a contract asset when revenue is recognized prior to invoicing, or a contract liability (deferred revenue) when revenue will be recognized subsequent to invoicing. Contract asset amounts that will be invoiced during the subsequent twelve month period from the balance sheet date are classified as current assets and the remaining portion is recorded within other assets on our consolidated balance sheets. Deferred revenue that will be recognized during the subsequent twelve month period from the balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as long-term deferred revenue. Generally, customers are billed in annual installments. See Note 2 for further disclosures about our contract assets.

Sales are typically made on credit, and we generally do not require collateral. We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts receivable, notes receivable, and contract assets is developed using historical collection experience, published or estimated credit default rates for entities that represent our customer base, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. We review receivables for U.S. and international customers separately to better reflect different published credit default rates and economic and market conditions. Additionally, specific reserve amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. Accounts and notes receivable and contract assets are presented net of a reserve for expected credit losses, which totaled $3.6 million and $3.3 million as of December 31, 2022 and 2021, respectively. This reserve represents management's best estimate and application of judgment considering a number of factors, including those listed above. In the event that actual uncollectible amounts differ from our estimates, additional expense could be necessary.

Cost of Product and Service Sales

Cost of product sales represents manufacturing costs, consisting of materials, labor and overhead related to finished goods and components. Shipping costs incurred related to product delivery are also included in cost of products sold. Cost of service sales includes third-party cloud services, and software maintenance and support costs, including personnel costs, associated with supporting Evidence.com and other software related services.

Advertising Costs

We expense advertising costs in the period in which they are incurred. We incurred advertising costs of $2.3 million, $2.6 million and $1.3 million in the years ended December 31, 2022, 2021 and 2020, respectively. Advertising costs are included in sales, general and administrative expenses in the accompanying statements of operations.

Standard Warranties

We warranty our CEDs, Axon cameras and certain related accessories from manufacturing defects on a limited basis for a period of one year after purchase and, thereafter, will replace any defective unit for a fee. Estimated costs for the standard warranty are charged to cost of products sold when revenue is recorded for the related product. Future warranty costs are estimated on a quarterly basis based on historical data related to warranty claims and this rate is applied to current product sales. Historically, reserve amounts have been increased if management becomes aware of a component failure or other issue that could result in larger than anticipated warranty claims from customers. The warranty reserve is reviewed quarterly to verify that it sufficiently reflects the remaining warranty obligations based on the anticipated expenditures over the balance of the warranty obligation period, and adjustments are made when actual warranty claim experience differs from estimates. The warranty reserve is included in accrued liabilities on the accompanying consolidated balance sheets.

Changes in our estimated warranty reserve were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Balance, beginning of period	$ 2,822	$ 769	$ 1,476
Utilization of reserve	(2,209)	(873)	(700)
Warranty expense	198	2,926	(7)
Balance, end of period	$ 811	$ 2,822	$ 769

Research and Development Expenses

We expense as incurred R&D costs that do not meet the qualifications to be capitalized. We incurred R&D expense of $233.8 million, $194.0 million and $123.2 million in 2022, 2021 and 2020, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced through the establishment of a valuation allowance if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We also assess whether uncertain tax positions, as filed, could result in the recognition of a liability for possible interest and penalties. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense. Refer to Note 14 for additional information regarding the change in unrecognized tax benefits.

The Tax Cuts and Jobs Act of 2017 contains a provision which subjects a U.S. parent of a foreign subsidiary to current U.S. tax on its global intangible low-taxed income ("GILTI"). GILTI is eligible for a deduction which lowers the effective tax rate on GILTI to 10.5% for calendar years 2018 through 2025 and 13.125% after 2025. We report the tax impact of GILTI as a period cost when incurred. Accordingly, we do not provide deferred taxes for basis differences expected to reverse as GILTI.

Concentration of Credit Risk and Major Customers / Suppliers

Financial instruments that potentially subject us to concentrations of credit risk consist of accounts and notes receivable, contract assets, and cash. Historically, we have experienced an immaterial level of write-offs related to uncollectible accounts.

We maintain the majority of our cash at three depository institutions. As of December 31, 2022, the aggregate balances in such accounts were $139.9 million. Our balances with these three institutions regularly exceed Federal Deposit Insurance Corporation insured limits for domestic deposits and various deposit insurance programs covering our deposits in Australia, Canada, Finland, France, Germany, Hong Kong, India, Italy, the Netherlands, Spain, the United Kingdom, and Vietnam. To manage the related credit exposure, management continually monitors the creditworthiness of the financial institutions where we have deposits.

No customer represented more than 10% of total net sales for the years ended December 31, 2022, 2021 or 2020. At December 31, 2022, and 2021, no customer represented more than 10% of the aggregate balance of accounts and notes receivable and contract assets.

We currently purchase both off the shelf and custom components, including, but not limited to, finished circuit boards, injection-molded plastic components, small machined parts, custom cartridge components, electronic components, and off the shelf sub-assemblies from suppliers located in the U.S., Canada, China, Malaysia, Mexico, Republic of Korea, Taiwan, and Vietnam. We may source from other countries as well. Although we currently obtain many of these components from single source suppliers, we own the injection molded component tooling, most of the designs, and test fixtures used in their production for all custom components. As a result, we believe we could obtain alternative suppliers in most cases. Although we have experienced supply chain disruptions relating to materials and port constraints, we have remained focused on closely managing our supply chain. We continue to bolster our strategic relationships in our supply chain, identifying secondary/alternate sourcing, adjusting build plans accordingly, and building in logistic modes in support of our increasing demand while working to minimize disruption to customers. We acquire most of our components on a purchase order basis and do not currently have significant long-term purchase contracts with most component suppliers.

Fair Value Measurements and Financial Instruments

We use the fair value framework that prioritizes the inputs to valuation techniques for measuring financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

- Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

- Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about inputs that market participants would use in pricing an asset or liability.

We have cash equivalents and investments, which at December 31, 2022 were comprised of money market funds, certificates of deposit, commercial paper, corporate bonds, term deposits, U.S. Government bonds, municipal bonds, agency bonds, U.S. Treasury bills, and U.S. Treasury inflation-protected securities. Cash equivalents and investments at December 31, 2021 were comprised of money market funds, corporate bonds, municipal bonds, and U.S. Government agency bonds. See additional disclosure regarding the fair value of our cash equivalents and investments in Note 3. Included in the balance of other assets as of December 31, 2022 and 2021 was $4.3 million and $5.3 million, respectively, related to corporate-owned life insurance policies which are used to fund our deferred compensation plan. We determine the fair value of our insurance contracts by obtaining the cash surrender value of the contracts from the issuer, a Level 2 valuation technique.

We have investments in marketable securities, for which changes in fair value are recorded in the consolidated statement of operations as unrealized gain or (loss) on marketable securities, which is included in interest and other income, net.

We have strategic investments in various unconsolidated affiliates as of December 31, 2022. The estimated fair value of the investments was determined based on Level 3 inputs. In determining the estimated fair value of our strategic investments in privately held companies, we utilize observable data available to us as discussed further in Note 8.

We have convertible senior notes, for which the fair value is determined based on the closing trading price per $1,000 of the Notes as of the last day of trading for the period. We consider the fair value of the Notes at December 31, 2022 to be a Level 2 measurement as they are not publicly traded. The fair value of the Notes is primarily affected by the trading price of our common stock and market interest rates.

Our financial instruments also include accounts and notes receivable, accounts payable and accrued liabilities. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the consolidated balance sheet.

Segment and Geographic Information

Our operations are comprised of two reportable segments: the development, manufacture and sale of fully integrated hardware and cloud-based software solutions that enable law enforcement to capture, securely store, manage, share and analyze video and other digital evidence (collectively, the "Software and Sensors" segment); and the manufacture and sale of conducted electrical devices ("CEDs"), batteries, accessories, extended warranties and other products and services (collectively, the "TASER" segment). In both segments, we report sales of products and services. Service revenue in both segments includes sales related to Axon Evidence. In the Software and Sensors segment, service revenue also includes other recurring cloud-hosted software revenue and related professional services. Collectively, this revenue is sometimes referred to as "Axon Cloud revenue."

Reportable segments are determined based on discrete financial information reviewed by our Chief Executive Officer who is our chief operating decision maker ("CODM"). We organize and review operations based on products and services, and currently there are no operating segments that are aggregated. We perform an analysis of our reportable segments at least annually. Additional information related to our business segments is summarized in Note 20.

For a summary of net sales by geographic area, see Note 2. The majority of our sales to international customers are transacted in foreign currencies and are attributed to each country based on the shipping address of the distributor or customer. For the years ended December 31, 2022, 2021 and 2020, no individual country outside the U.S. represented more than 10% of net sales. Substantially all of our assets are located in the U.S.

Stock-Based Compensation

We recognize expense related to stock-based compensation transactions in which we receive services in exchange for equity instruments of the Company. Stock-based compensation expense for restricted stock units ("RSUs") is measured based on the closing fair market value of our common stock on the date of grant. We recognize stock-based compensation expense over the award's requisite service period on a straight-line basis for time-based RSUs. For performance-based RSUs, stock-based compensation expense is recognized over the requisite service period, which is defined as the longest explicit, implicit or derived service period based on management's estimate of the probability of the performance criteria being satisfied, adjusted at each balance sheet date. For performance-based options with a vesting schedule based entirely on the attainment of both performance and market conditions, stock-based compensation expense is recognized over the longer of the expected achievement period of the performance and market conditions, beginning at the point in time that the relevant performance condition is considered probable of achievement. For both time-based and performance-based RSUs, we recognize forfeitures as they occur as a reduction to stock-based compensation expense and to additional paid-in-capital.

eXponential Stock Performance Plan

On February 12, 2019, our shareholders approved the 2019 Stock Incentive Plan (the "2019 Plan"), which was adopted by the Board of Directors to reserve a sufficient number of shares to facilitate our eXponential Stock Performance Plan ("XSPP") and grants of eXponential Stock Units ("XSUs") under the plan. The XSUs are grants of restricted stock units, each with a term of approximately nine years, that vest in 12 equal tranches. Each of the 12 tranches will vest upon certification by the Compensation Committee of the Board of Directors that both (i) the market capitalization goal for such tranche, which begins at $2.5 billion for the first tranche and increases by increments of $1.0 billion thereafter, and (ii) any one of eight operational goals focused on revenue or eight operational goals focused on Adjusted EBITDA (CEO Performance Award) have been met for the previous four consecutive fiscal quarters. A total of less than 0.1 million XSUs were granted during the year ended December 31, 2022.

Stock-based compensation expense associated with XSU awards is recognized over the longest explicit, implicit or derived service period for each pair of market capitalization and operational goals, beginning at the point in time when the relevant operational goal is considered probable of being met. The market capitalization goal period and the valuation of each tranche are determined using a Monte Carlo simulation, which is also used as the basis for determining the expected achievement period of the market capitalization goal. The probability of meeting an operational goal and the expected achievement point in time for meeting a probable operational goal are based on a subjective assessment of our forward-looking financial projections, taking into consideration statistical analysis. Even though no tranches of the XSU awards vest unless a market capitalization and a matching operational goal are both achieved, stock-based compensation expense is recognized when an operational goal is considered probable of achievement regardless of whether a market capitalization goal is actually achieved.

Given the complexity of the awards, we utilized Monte Carlo simulations to simulate a range of possible future market capitalizations for the Company over the term of the awards at each of the respective grant dates. The average of all iterations of the simulation was used as the basis for the valuation and market capitalization goal derived service period for each tranche. Additionally, we applied an illiquidity discount of between 10.3% and 17.6% to the valuation of XSUs because the awards specify a post-vest holding period of 2.5 years for the acquired shares that vest. Certain of the XSU awards specify a post-vest holding period of the longer of 2.5 years or until the next tranche vests. The illiquidity discounts were estimated using the Finnerty model and reduced by the impact of expected payroll and income taxes due upon vesting of the awards, as the related proportion of shares are expected to be sold to satisfy such obligations. We measured the grant date fair value of the XSU awards with the following assumptions: risk-free interest rate of between 0.5% and 4.1%, expected term of between 5.2 and 8.0 years, expected volatility of between 46.4% and 55.8%, and dividend yield of 0.00%.

Stock Options

On May 24, 2018 (the "CEO Grant Date"), our stockholders approved the Board of Directors' grant of 6,365,856 stock option awards to Patrick W. Smith, our CEO (the "CEO Performance Award"). The CEO Performance Award consists of 12 vesting tranches with a vesting schedule based entirely on the attainment of both operational goals (performance conditions) and market capitalization goals (market conditions), assuming continued employment either as the CEO or as both Executive Chairman and Chief Product Officer and service through each vesting date. Stock-based compensation expense associated with the CEO Performance Award is recognized over the requisite service period, which is defined as the longer of the expected achievement period for each pair of market capitalization and operational goals, beginning at the point in time when the relevant operational goal is considered probable of being met.

No options were awarded during the years ended December 31, 2022, 2021, or 2020.

**Income (Loss) per Common Share**

Basic income or loss per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted income (loss) per share reflects the potential dilution from outstanding stock options and unvested restricted stock units. The effects of outstanding stock options, unvested restricted stock units, our 2027 convertible senior notes (the "Notes" or "2027 Notes"), and warrants to acquire the number of shares of our common stock (the "Warrants" or "2027 Warrants") are excluded from the computation of diluted net income per share in periods in which the effect would be antidilutive. The calculation of the weighted average number of shares outstanding and earnings per share are as follows (in thousands except per share data):

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Numerator for basic and diluted earnings per share:			
Net income (loss)	$ 147,139	$ (60,018)	$ (1,724)
Denominator:			
Weighted average shares outstanding-basic	71,093	66,191	61,782
Dilutive effect of stock-based awards	1,441	—	—
Diluted weighted average shares outstanding	72,534	66,191	61,782
Net income (loss) per common share:			
Basic	$ 2.07	$ (0.91)	$ (0.03)
Diluted	$ 2.03	$ (0.91)	$ (0.03)

Potentially dilutive securities that are not included in the calculation of diluted net income per share because doing so would be antidilutive are as follows (in thousands):

	For the Year Ended December 31,		
	2022	**2021**	**2020**
Stock-based awards	3,264	7,690	12,150
2027 Notes	3,017	—	—
2027 Warrants	3,017	—	—
Total potentially dilutive securities	9,298	7,690	12,150

For additional information regarding our convertible senior notes, refer to Note 12.

Recently Issued Accounting Guidance

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Derivatives and Hedging (Topic 815), or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. Effective January 1, 2022, we adopted ASU 2020-06. There was no impact upon adoption as we had no outstanding debt upon adoption.

In November 2021, FASB issued ASU No. 2021-10, Government Assistance (Topic 832). The guidance improves the transparency of government assistance accounting as it requires business entities to disclose transactions that involve government assistance received if the transactions were accounted for by applying a grant or contribution accounting model by analogy. The ASU is effective for annual periods beginning after December 15, 2021. We adopted ASU 2021-10 on January 1, 2022 and will apply the disclosure requirement prospectively to all transactions within the scope of the amendments that are reflected in the financial statements at the date of the initial application along with new transactions that are entered into after the date of initial application. Adoption of this ASU did not have a material impact on our consolidated financial statements.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications are not material and had no effect on the reported results of operations.

Correction of an Immaterial Error

During the fourth quarter of 2022 we recorded out of period adjustments related to prior periods reflecting an $8.5 million increase to net sales and a $2.1 million increase to provision for income taxes. This increase to net sales relates primarily to Axon Cloud SaaS, software and professional services performance obligations which were fulfilled in prior periods, including $2.3 million which related to prior years. Based on our quantitative and qualitative analysis, we do not consider the out of period impact to be material to our financial position or results of operations for any prior periods or for the year ended December 31, 2022.

AXON ENTERPRISE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Note 2 - Revenues

Nature of Products and Services

The following table presents our revenues by primary product and service offering (in thousands):

	Year Ended December 31, 2022			Year Ended December 31, 2021		
	TASER	Software and Sensors	Total	TASER	Software and Sensors	Total
TASER 7	$ 224,905	$ —	$ 224,905	$ 135,906	$ —	$ 135,906
TASER X26P	33,725	—	33,725	40,629	—	40,629
TASER X2	24,068	—	24,068	58,081	—	58,081
TASER Consumer devices	6,420	—	6,420	7,132	—	7,132
Cartridges	181,686	—	181,686	152,842	—	152,842
Axon Body	—	124,164	124,164	—	75,484	75,484
Axon Flex	—	3,031	3,031	—	4,155	4,155
Axon Fleet	—	63,017	63,017	—	24,319	24,319
Axon Dock	—	30,086	30,086	—	24,441	24,441
Axon Evidence and cloud services	18,752	371,889	390,641	9,159	246,005	255,164
Extended warranties	29,008	49,765	78,773	24,125	33,686	57,811
Other	13,002	16,417	29,419	9,053	18,364	27,417
Total	$ 531,566	$ 658,369	$ 1,189,935	$ 436,927	$ 426,454	$ 863,381

	Year Ended December 31, 2020		
	TASER	Software and Sensors	Total
TASER 7	$ 107,506	$ —	$ 107,506
TASER X26P	41,724	—	41,724
TASER X2	60,107	—	60,107
TASER Consumer devices	9,407	—	9,407
Cartridges	115,193	—	115,193
Axon Body	—	57,150	57,150
Axon Flex	—	4,082	4,082
Axon Fleet	—	20,108	20,108
Axon Dock	—	19,723	19,723
Axon Evidence and cloud services	2,935	176,797	179,732
Extended warranties	20,754	24,408	45,162
Other	8,926	12,183	21,109
Total	$ 366,552	$ 314,451	$ 681,003

The following table presents our revenues disaggregated by geography (in thousands):

	Year Ended December 31,					
	2022		2021		2020	
United States	$ 987,975	83 %	$ 686,914	80 %	$ 535,079	79 %
Other Countries	201,960	17	176,467	20	145,924	21
Total	$ 1,189,935	100 %	$ 863,381	100 %	$ 681,003	100 %

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. We generally have an unconditional right to consideration when we invoice our customers and record a receivable. We record a contract asset when revenue is recognized prior to invoicing, or a contract liability (deferred revenue) when revenue will be recognized subsequent to invoicing.

Contract assets generally result from our subscription programs where we satisfy a hardware performance obligation upon shipment to the customer, and the right to the portion of the transaction price allocated to that hardware performance obligation is conditional on our future performance of a SaaS service obligation under the contract. We recognize a portion of the amount allocated to hardware products shipped to the customer as accounts receivable when invoiced to the customer, and record the remaining allocated value as a contract asset as we have generally fulfilled our hardware performance obligation upon shipment. Unbilled accounts receivable expected to be invoiced and collected within twelve months was $8.9 million as of December 31, 2022, and was included in accounts and notes receivable, net on our consolidated balance sheet.

Contract liabilities generally consist of deferred revenue on our subscription programs where we generally invoice customers at the beginning of each annual contract period and record a receivable at the time of invoicing when there is an unconditional right to consideration.

Deferred revenue is comprised mainly of unearned revenue related to our Axon Evidence SaaS platform, secure cloud-based storage, service-type extended warranties, stand-ready obligations in our cartridge programs, and rights to future CED, camera and related accessories hardware in our subscription programs. Revenue for Axon Evidence and cloud-based storage, our service-type extended warranties and stand-ready cartridge programs is generally recognized on a straight-line basis over the subscription term. Revenue for the rights to future hardware is generally recognized at the point in time the hardware products are shipped to the customer.

Payment terms and conditions vary by contract type and geography, but our standard terms are that payments are due within 30 days from the date of invoice.

The following table presents our contract assets, contract liabilities and certain information related to these balances as of and for the year ended December 31, 2022 (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Contract assets, net	$ 242,072	$ 210,174	$ 84,044
Contract liabilities (deferred revenue)	608,040	451,312	275,181
Revenue recognized in the period from:			
Amounts included in contract liabilities at the beginning of the period	261,271	177,812	135,513

During the year ended December 31, 2022, our contract assets balance increased by $31.9 million or 15.2% due to increased sales under subscription plans. Contract liabilities increased $156.7 million or 34.7% for the year ended December 31, 2022 due to increased subscription invoicing for Software and Sensors hardware and services in advance of fulfilling performance obligations to customers.

Contract liabilities (deferred revenue) consisted of the following (in thousands):

	December 31, 2022			December 31, 2021		
	Current	Long-Term	Total	Current	Long-Term	Total
Warranty:						
TASER	$ 14,207	$ 17,618	$ 31,825	$ 21,257	$ 4,766	$ 26,023
Software and Sensors	26,229	15,338	41,567	23,175	18,137	41,312
	40,436	32,956	73,392	44,432	22,903	67,335
Hardware:						
TASER	49,361	12,640	62,001	12,944	28,727	41,671
Software and Sensors	50,426	109,227	159,653	34,862	81,223	116,085
	99,787	121,867	221,654	47,806	109,950	157,756
Services:						
TASER	7,637	9,501	17,138	2,701	3,482	6,183
Software and Sensors	212,177	83,679	295,856	170,652	49,386	220,038
	219,814	93,180	312,994	173,353	52,868	226,221
Total	$ 360,037	$ 248,003	$ 608,040	$ 265,591	$ 185,721	$ 451,312

	December 31, 2022			December 31, 2021		
	Current	Long-Term	Total	Current	Long-Term	Total
TASER	$ 71,205	$ 39,759	$ 110,964	$ 36,902	$ 36,975	$ 73,877
Software and Sensors	288,832	208,244	497,076	228,689	148,746	377,435
Total	$ 360,037	$ 248,003	$ 608,040	$ 265,591	$ 185,721	$ 451,312

Remaining Performance Obligations

As of December 31, 2022, we had approximately $4.6 billion of remaining performance obligations, which included both recognized contract liabilities as well as amounts that will be invoiced and recognized in future periods. The remaining performance obligations are limited only to arrangements that meet the definition of a contract under Topic 606 as of December 31, 2022. We expect to recognize between approximately 15% - 25% of this balance over the next twelve months, and expect the remainder to be recognized over the following ten years, subject to risks related to delayed deployments, budget appropriation or other contract cancellation clauses.

Costs to Obtain a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer, which consist primarily of sales commissions. These costs are ascribed to or allocated to the underlying performance obligations in the contract and amortized consistent with the recognition timing of the revenue for the underlying performance obligations.

For contract costs related to performance obligations with an amortization period of one year or less, we apply the practical expedient to expense these sales commissions when incurred. These costs are recognized as incurred within sales, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income.

As of December 31, 2022, our assets for costs to obtain contracts were as follows (in thousands):

	December 31, 2022	December 31, 2021
Current deferred commissions (1)	$ 29,405	$ 19,962
Deferred commissions, net of current portion (2)	93,213	54,028
	$ 122,618	$ 73,990

(1) Current deferred commissions are included within prepaid expenses and other current assets on the accompanying consolidated balance sheet.

(2) Deferred commissions, net of current portion, are included in other assets on the accompanying consolidated balance sheet.

During the years ended December 31, 2022, 2021 and 2020, we recognized $24.2 million, $16.6 million, and $11.3 million, respectively, of amortization related to deferred commissions. These costs are recorded within sales, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income (loss).

Significant Judgments

Our contracts with certain municipal government customers may be subject to budget appropriation, other contract cancellation clauses or future periods which are optional. In contracts where the customer's performance is subject to budget appropriation clauses, we generally consider the likelihood of non-appropriation to be remote when determining the contract term and transaction price. Contracts with other cancellation provisions or optional periods may require judgment in determining the contract term, including the existence of material rights, determining transaction price and identifying the performance obligations.

At times, customers may request changes that either amend, replace or cancel existing contracts. Judgment is required to determine whether the specific facts and circumstances within the contracts require the changes to be accounted for as a separate contract or as a modification. Generally, contract modifications containing additional goods and services that are determined to be distinct and sold at their SSP are accounted for as a separate contract. For contract modifications where both criteria are not met, the original contract is updated and the required adjustments to revenue and contract assets, liabilities, and other accounts are made accordingly.

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately rather than together may require significant judgment. We consider CED devices and related accessories, as well as cameras and related accessories, to be separately identifiable from each other as well as from extended warranties on these products and the SaaS subscriptions to Axon Evidence and other cloud services.

In contracts where there are timing differences between when we transfer a promised good or service to the customer and when the customer pays for that good or service, we have determined that, with the exception of our TASER 60 installment purchase arrangements, our contracts generally do not include a significant financing component. For the years ended December 31, 2022, 2021, and 2020, we recorded interest income of $0.6 million, $1.0 million, and $1.5 million, respectively.

Judgment is required to determine the SSP for each distinct performance obligation. We analyze separate sales of our products and services as a basis for estimating the SSP of our products and services and then use that SSP as the basis for allocating the transaction price when our products and services are sold together in a contract with multiple performance obligations. In instances where the SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions, time value of money and other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as geographic region and distribution channel in determining the SSP.

Note 3 - Cash, Cash Equivalents and Investments

The following table summarizes our cash, cash equivalents, marketable securities, and available-for-sale investments at December 31, 2022 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities	Short-Term Investments	Long-Term Investments
				As of December 31, 2022				
Cash	$ 143,744	$ —	$ —	$ 143,744	$ 143,744	$ —	$ —	$ —
Level 1:								
Money market funds	2,669	—	—	2,669	2,669	—	—	—
Agency bonds	164,486	6	(263)	164,229	—	—	69,862	94,367
Treasury bills	121,650	18	(3)	121,665	113,100	—	8,565	—
Marketable securities	90,000	—	(50,760)	39,240	—	39,240	—	—
Subtotal	378,805	24	(51,026)	327,803	115,769	39,240	78,427	94,367
Level 2:								
State and municipal obligations	4,980	—	(33)	4,947	—	—	4,947	—
Certificate of deposits	5,002	—	—	5,002	—	—	5,002	—
Term deposits	200,000	—	—	200,000	25,000	—	175,000	—
Corporate bonds	257,422	33	(1,159)	256,296	28,883	—	168,074	59,339
U.S. Government	30,525	—	(159)	30,366	—	—	30,366	—
Treasury inflation-protected securities	2,503	—	(2)	2,501	—	—	—	2,501
Commercial paper	160,241	—	—	160,241	40,288	—	119,953	—
Subtotal	660,673	33	(1,353)	659,353	94,171	—	503,342	61,840
Total	$ 1,183,222	$ 57	$ (52,379)	$ 1,130,900	$ 353,684	$ 39,240	$ 581,769	$ 156,207

As of December 31, 2022, we had $349.6 million of available-for-sale investments with unrealized losses.

During the year ended December 31, 2021, we acquired 9,000,000 shares of common stock of Cellebrite DI Ltd ("CLBT") with a fair value of $90.0 million. The CLBT common stock is recorded as marketable securities in the accompanying consolidated balance sheets and its fair value is adjusted every reporting period. Changes in fair value are recorded in the consolidated statement of operations as unrealized gain or (loss) on marketable securities, which is included in interest and other income, net. During the year ended December 31, 2022, we recorded a $32.9 million unrealized loss on marketable securities from our investment in CLBT.

The following table summarizes our cash, cash equivalents, and available-for-sale investments at December 31, 2021 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities	Short-Term Investments	Long-Term Investments
				As of December 31, 2021				
Cash	$ 353,488	$ —	$ —	$ 353,488	$ 353,488	$ —	$ —	$ —
Level 1:								
Money market funds	2,844	—	—	2,844	2,844	—	—	—
Agency bonds	10,700	4	—	10,704	—	—	10,704	—
Marketable securities	90,000	—	(17,820)	72,180	—	72,180	—	—
Subtotal	103,544	4	(17,820)	85,728	2,844	72,180	10,704	—
Level 2:								
State and municipal obligations	2,570	—	(5)	2,565	—	—	1,400	1,165
Corporate bonds	32,748	1	(276)	32,473	—	—	2,406	30,067
Subtotal	35,318	1	(281)	35,038	—	—	3,806	31,232
Total	$ 492,350	$ 5	$ (18,101)	$ 474,254	$ 356,332	$ 72,180	$ 14,510	$ 31,232

During the year ended December 31, 2021, we sold held-to-maturity securities with a net carrying amount of $165.4 million prior to their maturity.

Note 4 - Expected Credit Losses

We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts receivable, notes receivable, and contract assets is developed using historical collection experience, published or estimated credit default rates for entities that represent our customer base, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible.

We review receivables for U.S. and international customers separately to better reflect different published credit default rates and economic and market conditions.

The following table provides a roll-forward of the allowance for expected credit losses that is deducted from the amortized cost basis of accounts receivable, notes receivable, and contract assets to present the net amount expected to be collected (in thousands):

	Year Ended December 31, 2022			Year Ended December 31, 2021		
	United States	Other countries	Total	United States	Other countries	Total
Balance, beginning of period	$ 3,171	$ 178	$ 3,349	$ 2,902	$ 474	$ 3,376
Provision for (recovery of) expected credit losses	309	391	700	245	(291)	(46)
Amounts written off charged against the allowance	(416)	—	(416)	(54)	—	(54)
Other, including foreign currency translation	—	(3)	(3)	78	(5)	73
Balance, end of period	$ 3,064	$ 566	$ 3,630	$ 3,171	$ 178	$ 3,349

As of December 31, 2022 and December 31, 2021, the allowance for expected credit losses for each type of customer receivable was as follows (in thousands):

	December 31, 2022	December 31, 2021
Accounts receivable and notes receivable, current	$ 2,176	$ 2,203
Contract assets, net	1,360	1,010
Long-term notes receivable, net of current portion	94	136
Total allowance for expected credit losses on customer receivables	$ 3,630	$ 3,349

Note 5 - Inventory

Inventory consisted of the following at December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022	December 31, 2021
Raw materials	$ 72,740	$ 38,267
Finished goods	129,731	70,421
Total inventory	$ 202,471	$ 108,688

Note 6 - Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	Estimated Useful Life	December 31, 2022	December 31, 2021
Land	N/A	$ 51,612	$ 54,868
Building and leasehold improvements	3-39 years	25,874	25,712
Production equipment	3-5 years	57,170	54,090
Computers, equipment and software	3-5 years	25,154	15,343
Furniture and office equipment	3-5 years	7,420	6,838
Vehicles	5 years	4,027	2,932
Capitalized internal software development costs	3-5 years	14,198	12,200
Construction-in-process	N/A	62,283	25,258
Total cost		247,738	197,241
Less: Accumulated depreciation		(77,895)	(58,784)
Property and equipment, net		$ 169,843	$ 138,457

Construction-in-process included $28.3 million and $12.4 million related to the development of our new campus at December 31, 2022 and December 31, 2021, respectively.

Depreciation and amortization expense related to property and equipment was $20.4 million, $15.8 million and $9.2 million for the years ended December 31, 2022, 2021 and 2020, respectively, of which $8.5 million, $6.3 million and $4.0 million was included in cost of sales for the respective years.

Note 7 - Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2022 were as follows (in thousands):

	TASER	Software and Sensors	Total
Balance, beginning of period	$ 1,396	$ 42,196	$ 43,592
Goodwill acquired	1,674	—	1,674
Purchase accounting adjustments	—	(58)	(58)
Foreign currency translation adjustments	(113)	(112)	(225)
Balance, end of period	$ 2,957	$ 42,026	$ 44,983

Intangible assets (other than goodwill) consisted of the following (in thousands):

	Useful Life	December 31, 2022			December 31, 2021		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable (definite-lived) intangible assets:							
Domain names	5 - 10 years	$ 3,043	$ (1,823)	$ 1,220	$ 3,043	$ (1,518)	$ 1,525
Issued patents	5 - 25 years	2,981	(1,507)	1,474	3,061	(1,457)	1,604
Issued trademarks	3 - 15 years	1,119	(713)	406	1,130	(643)	487
Customer relationships	4 - 8 years	4,892	(2,995)	1,897	4,985	(2,439)	2,546
Non-compete agreements	3 - 4 years	447	(447)	—	454	(444)	10
Developed technology	3 - 5 years	18,586	(13,244)	5,342	18,060	(10,465)	7,595
Total amortizable		31,068	(20,729)	10,339	30,733	(16,966)	13,767
Non-amortizable (indefinite-lived) intangible assets:							
TASER trademark		900	—	900	900	—	900
My90 trademark		168	—	168	168	—	168
Patents and trademarks pending		751	—	751	635	—	635
Total non-amortizable		1,819	—	1,819	1,703	—	1,703
Total intangible assets		$ 32,887	$ (20,729)	$ 12,158	$ 32,436	$ (16,966)	$ 15,470

Amortization expense of intangible assets was $4.0 million, $2.9 million and $3.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Estimated amortization for intangible assets with definitive lives for the next five years ended December 31, and thereafter, is as follows (in thousands):

2023	$	3,786
2024		3,722
2025		887
2026		688
2027		354
Thereafter		902
Total	$	10,339

Note 8 - Strategic Investments

Strategic investments include investments in a number of non-public technology-driven companies. We account for strategic investments under the ASC Topic 321 measurement alternative for equity securities without readily determinable fair values, as there are no quoted market prices for the investments. The investments are measured at cost less impairment, adjusted for observable price changes and are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In conjunction with certain of our strategic investments, we have the ability to commit additional capital over time through warrants and call options; for some investments, the exercisability and exercise prices are conditional on the achievement of certain performance metrics.

The following tables provide a roll-forward of the balance of strategic investments (in thousands):

	Year Ended December 31, 2022				Year Ended December 31, 2021		
	Strategic investments	Warrants	Call options	Total	Strategic investments	Warrants	Total
Balance, beginning of period	$ 80,775	$ 2,745	$ —	$ 83,520	$ 9,500	$ 2,211	$ 11,711
Investments	56,914	459	17,233	74,606	45,500	—	45,500
Observable price changes:							
Realized gains	—	—	—	—	12,312	—	12,312
Unrealized gains	44,376	28,539	—	72,915	28,009	534	28,543
Unrealized losses	(1,108)	—	—	(1,108)	—	—	—
Exercises	96,719	(30,089)	—	66,630	—	—	—
Sales	—	—	—	—	(14,546)	—	(14,546)
Balance, end of period	$ 277,676	$ 1,654	$ 17,233	$ 296,563	$ 80,775	$ 2,745	$ 83,520

	Inception to date			
	Strategic investments	Warrants	Call options	Total
Investments	$ 109,482	$ 3,047	$ 17,233	$ 129,762
Observable price changes:				
Realized gains	12,312	—	—	12,312
Unrealized gains	74,817	29,073	—	103,890
Unrealized losses	(1,108)	(377)	—	(1,485)
Exercises	96,719	(30,089)	—	66,630
Sales	(14,546)	—	—	(14,546)
Balance, end of period	$ 277,676	$ 1,654	$ 17,233	$ 296,563

As part of our strategy, we continuously evaluate opportunities for strategic investments that align with our mission. During the year ended December 31, 2022 our investment areas included real-time crime center software, drones and related software, biometric sensors, and weapon detection solutions.

In the year ended December 31, 2022, we exercised warrants in one of our strategic investees for a total exercise price of $6.6 million, resulting in an unrealized gain of $60.1 million that was recognized in earnings for the year ended December 31, 2022. The estimated fair value of the investments were calculated using valuation techniques that included both observable and unobservable inputs. This estimated fair value reflects a value that was lower than the issue per share of the new equity issued by the strategic investees because of different characteristics of the newly issued equity instruments compared to our existing investments. The valuation techniques included both Level 2 and Level 3 inputs as defined by ASC Topic 820.

Note 9 - Variable Interest Entities

We evaluate our investments and other significant relationships to determine whether any investee is a variable interest entity ("VIE"). If we conclude that an investee is a VIE, we evaluate our power to direct the activities of the investee, our obligation to absorb the expected losses of the investee and our right to receive the expected residual returns of the investee to determine whether we are the primary beneficiary of the investee. If we are the primary beneficiary of a VIE, we consolidate such entity and reflect the non-controlling interest of other beneficiaries of that entity.

We determine whether we are the primary beneficiary of a VIE by performing an analysis that principally considers:

- The VIE's purpose, design, and risks the VIE was designed to create and pass through to its variable interest holders;
- The VIE's capital structure;
- The terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- Related-party affiliations.

The table below presents a summary of the nonconsolidated VIEs in which we hold variable interests:

	December 31, 2022	December 31, 2021
Total nonconsolidated variable interest entities:		
Carrying value of variable interest - assets	$ 11,530	$ 895
Carrying value of variable interest - liabilities	—	—
Maximum exposure to loss:		
Non-public equity [1]	11,530	895
Total	$ 11,530	$ 895

[1] The maximum exposure to loss is limited to the carrying value of the interest.

In the table above:

- The nature of our variable interest is described in the row under maximum exposure to loss.
- Our exposure to the obligations of the VIE is limited to our interest in the entity.

The primary purpose of our U.S-based, nonconsolidated VIE investments is to create strategic partnerships within market-leading providers of law enforcement technology solutions. We present all variable interests in unconsolidated VIEs as strategic investments within the long-term assets section of the condensed consolidated balance sheet.

We have provided financial support to the nonconsolidated VIEs in exchange for preferred equity as well as other financial instruments that give us the ability to commit additional capital overtime. Financial support provided to the nonconsolidated VIEs is used to continue to finance their operations. We have no explicit or implicit arrangements to provide additional financial support to the VIEs and we have no liabilities to the VIEs as of December 31, 2022 and December 31, 2021.

Note 10 - Other Long-Term Assets

Other long-term assets consisted of the following at December 31 (in thousands):

	December 31, 2022	December 31, 2021
Cash surrender value of corporate-owned life insurance policies	$ 4,274	$ 5,276
Deferred commissions [1]	93,213	54,028
Restricted cash	54	57
Operating lease assets	38,370	23,270
Deferred implementation costs [2]	3,045	3,915
Prepaid expenses, deposits and other	20,660	11,701
Total other long-term assets	$ 159,616	$ 98,247

[1] Represents the incremental costs of obtaining contracts with customers, which consist primarily of sales commissions. These costs are ascribed to or allocated to the underlying performance obligations in the contracts and amortized

consistent with the recognition timing of the revenue for the underlying performance obligations. See Note 2 "Costs to Obtain a Contract".

(2)   During the year ended December 31, 2021, we completed an implementation of several software-as-a-service applications supporting our internal operations. Following the implementation, we placed $4.3 million of deferred implementation costs assets related to these applications into service.

Note 11 - Accrued Liabilities

Accrued liabilities consisted of the following at December 31 (in thousands):

	December 31, 2022	December 31, 2021
Accrued salaries, benefits and bonus	$ 97,882	$ 62,425
Accrued professional, consulting and lobbying fees	3,861	7,152
Accrued warranty expense	811	2,822
Accrued income and other taxes	13,559	3,736
Accrued inventory in transit	10,548	9,945
Other accrued expenses	29,273	17,627
Accrued liabilities	$ 155,934	$ 103,707

Note 12 - Convertible Senior Notes

2027 Notes

In December 2022, we issued $690.0 million aggregate principal amount of our 0.50% Convertible Senior Notes due 2027 in a private offering, which aggregate principal amount included the exercise in full of the initial purchasers' option to purchase up to an additional $90.0 million principal amount of the Notes. The Notes mature on December 15, 2027 and bear interest at a fixed rate of 0.500% per annum, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2023. The total net proceeds from the issuance of the Notes, after deducting initial purchasers' discounts and commissions and estimated debt issuance costs of $16.2 million, were approximately $673.8 million.

The Notes are our senior unsecured obligations and rank senior in right of payment to any indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.

Upon conversion, the Notes will be settled in cash up to the aggregate principal amount of the Notes to be converted, and in cash, shares of our common stock or a combination thereof, at our option, in respect of the remainder, if any, of the conversion obligation in excess of the aggregate principal amount of the Notes being converted.

	December 31, 2022			
	Maturity Date	Initial Conversion Price per Share	Initial Conversion Rate per $1,000 Par Value	Initial Number of Shares
2027 Notes	December 15, 2027	$ 228.73	4.3720 shares	3,016,680

The Notes are convertible, in multiples of $1,000 principal amount, at the option of the holders prior to the close of business on the business day immediately preceding September 15, 2027 only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on March 31, 2023 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any ten consecutive trading day period ("the 2027 Measurement Period") in which the trading price (as defined in the 2027 indenture governing the Notes) per $1,000 principal amount of the Notes for each trading day of the 2027 Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate in effect on each such trading day;

- if we call any or all of the Notes for redemption, but only with respect to the Notes called (or deemed called) for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date;

- upon the occurrence of specified corporate events as set forth within the indenture governing the Notes.

On or after September 15, 2027 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in integral multiples of $1,000 principal amount, at their option, regardless of the foregoing conditions.

If we undergo a fundamental change (as defined in the indenture governing the Notes), subject to certain conditions, holders may require us to repurchase for cash all or any portion of their Notes, in principal amounts of $1,000 or a multiple thereof, at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events or if we issue a notice of redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their notes in connection with such corporate event or during the relevant redemption period.

We may not redeem the Notes prior to December 22, 2025. We may redeem for cash all or any portion of the Notes, at our option, on or after December 22, 2025 and prior to December 15, 2027, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

In accounting for the Notes after adoption of ASU 2020-06, the Notes are accounted for as a single liability, and the carrying amount of the Notes is $674.0 million as of December 31, 2022, with principal of $690.0 million, net of unamortized debt issuance costs of $16.0 million. The Notes were classified as long-term liabilities as of December 31, 2022. The issuance costs related to the Notes are being amortized to interest expense over the contractual term of the Notes at an effective interest rate of 0.99%.

The net carrying amount of the Notes was as follows (in thousands):

	December 31, 2022	December 31, 2021
Principal	$ 690,000	$ —
Unamortized debt issuance costs	(16,033)	—
Convertible notes carrying amount, net	$ 673,967	$ —

The total fair value of the Notes was $687.3 million as of December 31, 2022. The fair value was determined based on the closing trading price per $1,000 of the Notes as of the last day of trading for the period. We consider the fair value of the Notes at December 31, 2022 to be a Level 2 measurement as they are not publicly traded. The fair value of the Notes is primarily affected by the trading price of our common stock and market interest rates.

There have been no changes to the initial conversion price of the Notes since issuance.

Interest expense related to the Notes was as follows (in thousands):

	December 31, 2022	December 31, 2021
Contractual interest expense	$ 211	$ —
Amortization of debt issuance costs	198	—
Total interest expense	$ 409	$ —

Note Hedge

To reduce the impact of potential economic dilution upon conversion of the Notes, we entered into a convertible note hedge transaction (the "Note Hedge" or "2027 Note Hedge") with certain investment banks, with respect to our common stock, concurrently with the issuance of the 2027 Notes.

	Purchase Price	Shares Purchased
2027 Note Hedge	$ 194,994	3,016,680

The Note Hedge covers shares of our common stock at a strike price per share that corresponds to the initial conversion price of the respective Notes, subject to adjustment, and are exercisable upon conversion of the Notes. If exercised, we may elect to receive cash, shares of our common stock, or a combination of cash and shares. We have accounted for the aggregate amount of purchase price for the Note Hedge as a reduction to additional paid-in capital. The Note Hedge will expire upon the maturity of the Notes. The Note Hedge is intended to reduce the potential economic dilution upon conversion of the Notes in the event that the fair value per share of our common stock at the time of exercise is greater than the conversion price of the Notes. The Note Hedge is a separate transaction and is not part of the terms of the Notes. Holders of the Notes do not have any rights with respect to the Note Hedge. The Note Hedge does not impact earnings per share, as it was entered into to offset any dilution from the Notes. As of December 31, 2022, 3,016,680 shares remain subject to the Note Hedge.

Note Warrants

	Proceeds	Shares	Strike Price	First Expiration
2027 Warrants	$ 124,269	3,016,680	$ 338.86	March 15, 2028

Separately, we entered into warrant transactions with certain investment banks, whereby we sold warrants to acquire, subject to adjustment, the number of shares of our common stock shown in the table above. If the average market value per share of our common stock, on each expiration date exceeds the strike price of the Warrants expiring on that day, such Warrants would have a dilutive effect on our earnings per share to the extent we report net income. According to the terms of the Warrants, the Warrants will be automatically exercised over a 60-trading day period beginning on the first expiration date as set forth above.

Note 13 - Commitments and Contingencies

Data Storage Commitment

In June 2022, we entered into a purchase agreement for cloud hosting with a six year term beginning July 1, 2022. The purchase agreement includes a total commitment of $425.0 million. Storage fees under this agreement were $23.8 million for the year ended December 31, 2022. The remaining purchase commitment at December 31, 2022 was $401.2 million.

Purchase Commitments

We routinely enter into cancelable and non-cancelable purchase orders with many of our key vendors. Based on the strategic relationships with many of these vendors, our ability to cancel these purchase orders and maintain a favorable relationship would be limited. As of December 31, 2022, we had approximately $499.7 million of open purchase orders and $415.4 million of other purchase obligations, inclusive of the data storage commitment noted above.

Product Litigation

As a manufacturer of weapons and other law enforcement tools used in high-risk field environments, we are often the subject of products liability litigation concerning the use of our products. We are currently named as a defendant in four lawsuits in which the plaintiffs allege either wrongful death or personal injury in situations in which a TASER CED was used by law enforcement officers in connection with arrests or training. While the facts vary from case to case, these product liability claims typically allege defective product design, manufacturing, and/or failure to warn. They seek compensatory and sometimes punitive damages, often in unspecified amounts.

We continue to aggressively defend all product litigation. As a general rule, it is our policy not to settle suspect injury or death cases. Exceptions are sometimes made where the settlement is strategically beneficial to us. Due to the confidential nature of our litigation strategy and the confidentiality agreements that are executed in the event of a settlement, we do not identify or comment on specific settlements by case or amount. Based on current information, we do not believe that the outcome of any such legal proceeding will have a material effect on our financial position, results of operations, or cash flows. We are self-insured for the first $5.0 million of any product claim made after 2014. No judgment or settlement has ever exceeded this amount in any products case. We continue to maintain product liability insurance coverage, including an insurance policy fronting arrangement, above our self-insured retention with various limits depending on the policy period.

U.S. Federal Trade Commission Litigation

The U.S. Federal Trade Commission ("FTC") filed an administrative enforcement action in January 2020 regarding our May 2018 acquisition of an insolvent body worn camera competitor, Vievu LLC. The FTC alleges the merger was anticompetitive and adversely affected the body worn camera and digital evidence management market for "large metropolitan police departments," which we deny. The administrative hearing remains stayed pending our federal court constitutional challenges to the FTC's structure and administrative processes. Even if we ultimately are required to divest Vievu and other assets, any such result will not interfere with our ability to meet contractual obligations or implement our solutions.

Prior to the FTC's enforcement action, we sued the FTC in federal court in the District of Arizona for declaratory and injunctive relief alleging the FTC's structure and administrative processes violate Article II of the U.S. Constitution and our Fifth Amendment rights to due process and equal protection. The district court dismissed the action, without prejudice, for lack of jurisdiction. The Ninth Circuit affirmed in a split decision but granted our motion to stay the appellate mandate pending the filing of our petition for certiorari with the U.S. Supreme Court. On January 24, 2022, the Supreme Court granted our petition. Oral argument was held November 7, 2022. The FTC's administrative case will remain stayed pending resolution of the Supreme Court proceedings.

In parallel to these matters, we are evaluating strategic alternatives to litigation, which we might pursue if determined to be in the best interests of shareholders and customers. This could include a divestiture of the Vievu entity and/or related assets and the licensure of certain intellectual and other intangible property. While we continue to believe the acquisition of Vievu was lawful and a benefit to Vievu's customers, the cost, risk and distraction of protracted litigation merit consideration of settlement if achievable on terms agreeable to the FTC and Axon.

General

From time to time, we are notified that we may be a party to a lawsuit or that a claim is being made against us. It is our policy to not disclose the specifics of any claim or threatened lawsuit until the summons and complaint are actually served on us. After carefully assessing the claim, and assuming we determine that we are not at fault or we disagree with the damages or relief demanded, we vigorously defend any lawsuit filed against us. We record a liability when losses are deemed probable and reasonably estimable. When losses are deemed reasonably possible but not probable, we determine whether it is possible to provide an estimate of the amount of the loss or range of possible losses for the claim, if material for disclosure. In evaluating matters for accrual and disclosure purposes, we take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood of our prevailing, the availability of insurance, and the severity of any potential loss. We reevaluate and update accruals as matters progress over time.

Based on our assessment of outstanding litigation and claims as of December 31, 2022, we have determined that it is not reasonably possible that these losses, if any, from these lawsuits will individually, or in the aggregate, materially affect our results of operations, financial condition or cash flows. However, the outcome of any litigation is inherently uncertain and there can be no assurance that any expense, liability or damages that may ultimately result from the resolution of these matters will be covered by our insurance or will not be in excess of amounts recognized or provided by insurance coverage and will not have a material adverse effect on our operating results, financial condition or cash flows.

Off-Balance Sheet Arrangements

Under certain circumstances, we use letters of credit and surety bonds to guarantee our performance under various contracts, principally in connection with the installation and integration of Axon cameras and related technologies. Certain of our letters of credit and surety bonds have stated expiration dates with others being released as the contractual performance terms are completed. At December 31, 2022, we had outstanding letters of credit issued under our credit facility of $7.0 million that are expected to expire throughout 2023 and 2024. Additionally, we had $18.0 million of outstanding surety bonds at December 31, 2022, with $7.5 million expiring in 2023 and the remaining $10.5 million expiring in 2024.

Note 14 - Income Taxes

Income (loss) before provision (benefit) for income taxes included the following components for the years ended December 31 (in thousands):

	2022	2021	2020
United States	$ 191,631	$ (146,995)	$ (11,529)
Foreign	4,887	5,620	5,238
Total	$ 196,518	$ (141,375)	$ (6,291)

Significant components of the provision (benefit) for income taxes were as follows for the years ended December 31 (in thousands):

	2022	2021	2020
Current:			
Federal	$ 10,804	$ (331)	$ 5,277
State	10,118	85	3,886
Foreign	2,892	(60)	1,943
Total current	23,814	(306)	11,106
Deferred:			
Federal	26,238	(65,557)	(10,175)
State	(2,002)	(15,266)	(3,111)
Foreign	(2,146)	478	(3,131)
Total deferred	22,090	(80,345)	(16,417)
Tax impact of unrecorded tax benefits liability	3,475	(706)	744
Provision for income taxes (Income tax benefit)	$ 49,379	$ (81,357)	$ (4,567)

A reconciliation of our effective income tax rate to the federal statutory rate follows for the years ended December 31 (in thousands):

	2022	2021	2020
Federal income tax at the statutory rate	$ 41,283	$ (29,691)	$ (1,321)
State income taxes, net of federal benefit	7,928	(12,717)	935
Difference between statutory and foreign tax rates	(428)	(155)	(86)
Other permanent differences [1]	1,771	1,842	794
Foreign derived intangible income deduction	(2,597)	—	(902)
Executive compensation limitation	5,784	180,509	15,463
R&D credits	(13,340)	(34,376)	(10,246)
Return to provision adjustment	(757)	204	(1,078)
Change in liability for unrecognized tax benefits	3,215	10,188	987
Excess stock-based compensation benefit	(4,616)	(205,483)	(9,002)
Change in valuation allowance	10,216	8,961	163
Tax effects of intercompany transactions	(417)	96	(389)
Other	1,337	(735)	115
Provision for income taxes (Income tax benefit)	$ 49,379	$ (81,357)	$ (4,567)
Effective tax rate	25.1 %	57.5 %	72.6 %

---

[1] Other permanent differences include certain expenses that are not deductible for tax purposes including meals and entertainment, lobbying fees, and taxable income as a result of global intangible low-tax income ("GILTI").

Significant components of our deferred income tax assets and liabilities are as follows at December 31 (in thousands):

	2022	2021
Deferred income tax assets:		
Net operating loss carryforward	$ 4,874	$ 68,353
Deferred revenue	47,586	27,031
Deferred compensation	1,575	1,414
Lease liability	9,973	5,886
Inventory reserve	1,279	684
Stock based compensation	15,374	10,913
Amortization	2,820	2,672
R&D tax credit carryforward	12,826	29,249
Reserves, accruals, and other	17,732	14,717
R&D capitalization, net	46,122	—
Convertible debt, net	48,378	—
Total deferred income tax assets	208,539	160,919
Deferred income tax liabilities:		
Customer contract asset	(552)	(1,104)
Right of use asset	(8,748)	(5,008)
Depreciation	(10,272)	(8,938)
Strategic investments	(4,615)	(2,653)
Prepaid expenses	(1,119)	(594)
Other	—	(72)
Total deferred income tax liabilities	(25,306)	(18,369)
Net deferred income tax assets before valuation allowance	183,233	142,550
Valuation allowance	(26,368)	(16,168)
Net deferred income tax assets	$ 156,865	$ 126,382

We have $89.5 million of state net operating losses ("NOLs") which will expire at various dates between 2026 and 2041 or carry forward indefinitely. We have $4.4 million of federal R&D credits, which expire between 2034 and 2041, and $0.1 million of which is subject to limitation under IRC Section 382. We have $21.6 million of state R&D credits carrying forward, which expire at various dates between 2023 and 2037, or carry forward indefinitely. In the U.K., we have $4.1 million of NOLs which may be carried forward indefinitely.

In preparing our condensed consolidated financial statements, management assesses the likelihood that its deferred tax assets will be realized from future taxable income. In evaluating our ability to recover our deferred income tax assets, management considers all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. A valuation allowance is established if it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Management exercises significant judgment in determining our provision for income taxes, our deferred tax assets and liabilities, and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets.

As of December 31, 2022, management continues to believe the positive evidence from projected future earnings outweighs the negative evidence and a valuation allowance is only needed on specific deferred tax assets. We have concluded that a valuation allowance is necessary against unrealized investment losses as well as transaction costs incurred in connection with certain investments. Additionally, we do have Arizona R&D tax credits expiring unutilized each year; therefore, management has concluded that it is more likely than not that our Arizona R&D deferred tax asset will not be realized, and a valuation allowance has been recorded against this net asset.

In Australia, we have determined that sufficient deferred tax liabilities will reverse in order to realize all assets except one long-lived intangible asset where there is not an expectation that the asset may be realized. Therefore, we continue to have a partial valuation allowance for Australia.

We consider the undistributed earnings of certain non-U.S. subsidiaries to be indefinitely reinvested outside of the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. We project that our foreign earnings will be utilized offshore for working capital and future foreign growth and we have not made a provision for U.S. or additional foreign withholding taxes of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. We have determined the amount of deferred tax liability related to investments in these foreign subsidiaries is immaterial. If we decide to repatriate the undistributed foreign earnings, we will recognize the income tax effects in the period we change our assertion on indefinite reinvestment.

We complete R&D tax credit studies for each year that an R&D tax credit is claimed for federal and state income tax purposes. Management has made the determination that it is more likely than not that the full benefit of the R&D tax credit will not be sustained on examination and recorded a liability for unrecognized tax benefits of $21.5 million as of December 31, 2022. Should the unrecognized benefit of $21.5 million be recognized, our effective tax rate would be favorably impacted.

The following table presents a roll forward of our liability for unrecognized tax benefits, exclusive of accrued interest, as of December 31 (in thousands):

	2022	2021	2020
Balance, beginning of period	$ 18,249	$ 7,657	$ 6,861
Increase (decrease) in previous year tax positions	232	22	(34)
Increase in current year tax positions	3,343	11,416	950
Decrease due to lapse of statutes of limitations	(332)	(846)	(120)
Balance, end of period	$ 21,492	$ 18,249	$ 7,657

Federal income tax returns for 2019 through 2021 remain open to examination by the U.S. Internal Revenue Service (the "IRS"), while state and local income tax returns for 2018 through 2021 also generally remain open to examination by state taxing authorities. The 2008 through 2017 state and local income tax returns are only open to the extent that net operating loss or other tax attributes carrying forward from those years were utilized in 2018 through 2021. The foreign tax returns for 2018 through 2021 also generally remain open to examination, although some foreign statutes can audit returns up to ten years.

We recognize interest and penalties related to unrecognized tax benefits within the provision (benefit) for income tax expense line in the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2022, and 2021, we had accrued interest of $0.3 million and $0.2 million, respectively.

Note 15 - Line of Credit

In December 2022, we entered into a Credit Agreement that provides for a senior unsecured multi-currency revolving credit facility in an aggregate principal amount of up to $200.0 million, $30.0 million of which is available for the issuance of letters of credit. The credit agreement will mature on the earlier of December 15, 2027 or the date that is six months prior to the stated maturity date of the 0.50% convertible senior notes due 2027 unless such Notes have been redeemed, repurchased, converted or defeased in full. Additionally, the credit agreement has an accordion feature which allows for an increase in the total line of credit up to $300.0 million, subject to each lender's sole discretion.

As of December 31, 2022, there were no borrowings under the line. Under the terms of the line of credit, available borrowings are reduced by outstanding letters of credit. As of December 31, 2022, we had letters of credit outstanding of approximately $7.0 million under the facility and available borrowing of $193.0 million, excluding amounts available under the accordion feature. Advances under the line of credit bear interest at Term SOFR plus 1.25 to 1.75% per year determined in accordance with a pricing grid based on our net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio.

We are required to comply with a net leverage ratio, defined as consolidated total indebtedness to EBITDA, of no greater than 3.50 to 1.00 based upon a trailing four fiscal quarter period. At December 31, 2022, our leverage ratio was 0.97 to 1.00. Additionally, we must comply with a consolidated interest coverage ratio, defined as EBITDA to consolidated interest expense, of no less than 3.50 to 1.00 based upon a trailing four fiscal quarter end. We are compliant with the consolidated interest coverage ratio, which is not meaningful for the year ended December 31, 2022.

Note 16 - Stockholders' Equity

Common Stock and Preferred Stock

We have authorized the issuance of two classes of stock designated as "common stock" and "preferred stock," each having a par value of $0.00001 per share. We are authorized to issue 200 million shares of common stock and 25 million shares of preferred stock.

Stock-based Compensation Plans

We have historically utilized stock-based compensation, consisting of RSUs and stock options, for key employees and non-employee directors as a means of attracting and retaining talented personnel. Service-based grants generally have a vesting period of 1 to 5 years and a contractual maturity of ten years. Performance-based grants generally have vesting periods ranging from 1 to 10 years and a contractual maturity of ten years.

In May 2022, our shareholders approved the Axon Enterprise, Inc. 2022 Stock Incentive Plan (the "2022 Plan") authorizing an additional 2.5 million shares, plus remaining available shares under prior plans, for issuance under the new plan. Combined with the 2019 Plan and other legacy stock incentive plans, there are 2.7 million shares available for grant as of December 31, 2022.

Performance-based stock awards

We have issued performance-based stock options and performance-based RSUs, the vesting of which is generally contingent upon the achievement of certain performance criteria related to our operating performance, as well as successful and timely development and market acceptance of future product introductions. In addition, certain of the performance RSUs have additional service requirements subsequent to the achievement of the performance criteria. Compensation expense is recognized over the requisite service period, which is defined as the longest explicit, implicit or derived service period based on management's estimate of the probability of the performance criteria being satisfied, adjusted at each balance sheet date. For both service-based and performance-based RSUs, we account for forfeitures as they occur as a reduction to stock-based compensation expense and additional paid-in-capital

For performance-based options with a vesting schedule based entirely on the attainment of both performance and market conditions, stock-based compensation expense is recognized for each pair of performance and market conditions over the longer of the expected achievement period of the performance and market conditions, beginning at the point in time that the relevant performance condition is considered probable of achievement. The fair value of such awards is estimated on the grant date using Monte Carlo simulations.

CEO Performance Award

On May 24, 2018, our stockholders approved the Board of Directors' grant of 6,365,856 stock option awards to Patrick W. Smith, our CEO (the "CEO Performance Award"). The CEO Performance Award consists of 12 vesting tranches with a vesting schedule based entirely on the attainment of both operational goals (performance conditions) and market capitalization goals (market conditions), assuming continued employment either as the CEO or as both Executive Chairman and Chief Product Officer and service through each attainment date. Each of the 12 vesting tranches of the CEO Performance Award have a 10-year contractual term and will vest upon certification by the Compensation Committee of the Board of Directors that both (i) the market capitalization goal for such tranche, which begins at $2.5 billion for the first tranche and increases by increments of $1.0 billion thereafter, and (ii) any one of the following eight operational goals focused on revenue or eight operational goals focused on Adjusted EBITDA have been met for the previous four consecutive fiscal quarters. Adjusted EBITDA for purposes of the CEO Performance Award ("Adjusted EBITDA (CEO Performance Award)") is defined as net income (loss) attributable to common stockholders before interest expense, interest and other income (such as dividends) earned on investments in marketable securities, provision (benefit) for income taxes, depreciation and amortization, and stock-based compensation expense.

Revenue Goal [1] (in thousands)	Achievement Status	Adjusted EBITDA (in thousands)	Achievement Status
Goal #1, $710,058	Achieved	Goal #1, $125,000	Achieved
Goal #2, $860,058	Achieved	Goal #2, $155,000	Achieved
Goal #3, $1,010,058	Achieved	Goal #3, $175,000	Achieved
Goal #4, $1,210,058	Probable	Goal #4, $190,000	Achieved
Goal #5, $1,410,058	Not Applicable	Goal #5, $200,000	Achieved
Goal #6, $1,610,058	Not Applicable	Goal #6, $210,000	Achieved
Goal #7, $1,810,058	Not Applicable	Goal #7, $220,000	Achieved
Goal #8, $2,010,058	Not Applicable	Goal #8, $230,000	Achieved

[1] In connection with the business acquisition that was completed during the three months ended June 30, 2018, the revenue goals were adjusted for the acquiree's Target Revenue, as defined in the CEO Performance Award agreement.

Stock-based compensation expense associated with the CEO Performance Award is recognized over the longer of the expected achievement period for each pair of market capitalization and operational goals, beginning at the point in time when the relevant operational goal is considered probable of being met. The probability of meeting an operational goal and the expected achievement point in time for meeting a probable operational goal are based on a subjective assessment of our forward-looking financial projections, taking into consideration statistical analysis. Even though no tranches of the CEO Performance Award vest unless a market capitalization and a matching operational goal are both achieved, stock-based compensation expense is recognized when an operational goal is considered probable of achievement regardless of whether a market capitalization goal is actually achieved. Stock-based compensation represents a non-cash expense and is recorded in sales, general, and administrative operating expense on our consolidated statements of operations and comprehensive income.

The first ten market capitalization goals have been achieved as of December 31, 2022. As of December 31, 2022, 5.3 million stock options have been certified by the Compensation Committee and vested. The eleventh market capitalization goal has not yet been attained, though the related operational goal has been achieved as of December 31, 2022. As twelve operational goals have been achieved or are considered probable of achievement, we recorded stock-based compensation expense of $243.9 million related to the CEO Performance Award from the grant date through December 31, 2022. The number of stock options that would vest related to the remaining unvested tranches is approximately 1.1 million shares. As of December 31, 2022, we had $2.1 million of total unrecognized stock-based compensation expense for the performance goals that were considered probable of achievement, which will be recognized over a weighted-average period of 0.2 years.

eXponential Stock Performance Plan

On February 12, 2019, our shareholders approved the 2019 Stock Incentive Plan (the "2019 Plan"), which was adopted by the Board of Directors to reserve a sufficient number of shares to facilitate our eXponential Stock Performance Plan ("XSPP") and grants of eXponential Stock Units ("XSUs") under the plan. Initial awards under the plan were granted in January 2019, with additional employee awards granted since that date. During the year ended December 31, 2022 we granted an additional seventy-four thousand XSUs.

The XSUs are grants of Restricted Stock Units ("RSUs"), each with a term of approximately nine years, that vest in 12 equal tranches. Each of the 12 tranches will vest upon certification by the Compensation Committee of the Board of Directors that both (i) the market capitalization goal for such tranche, which begins at $2.5 billion for the first tranche and increases by increments of $1.0 billion thereafter, and (ii) any one of eight operational goals focused on revenue or eight operational goals focused on Adjusted EBITDA (CEO Performance Award) have been met for the previous four consecutive fiscal quarters. Beginning with the quarter ended June 30, 2021, new XSU grants are divided into a reduced number of tranches depending on employee eligibility and current market capitalization attainment.

The XSPP contains an anti-dilution provision incorporated into the plan based on shareholder feedback, which affects the calculation of the market capitalization goals in the plan. The plan defines a maximum number of shares outstanding that may be used in the calculation of the market capitalization goals (the "XSU Maximum"). If the actual number of shares outstanding exceeds the XSU Maximum guardrail, then the lower pre-defined number of shares in the XSU Maximum, rather than the higher actual number of shares outstanding, is used to calculate market capitalization for the determination of the market capitalization goals in the XSPP, which, together with the operational goals, determines whether XSUs vest for participating employees.

The XSU Maximum is defined as the actual number of shares outstanding on the original XSU grant date of January 2, 2019, increased by a 3% annual rate over the term of the XSPP and by shares issued upon the exercise of CEO Performance Award options. The XSU Maximum is also adjusted for acquisitions, spin-offs or other changes in the number of outstanding shares of common stock, if such changes have a corresponding adjustment on the market capitalization goals.

New shares issued for any other reasons, including shares issued upon vesting of XSUs, RSUs, and Performance Stock Units ("PSUs") as well as shares issued to raise capital through equity issuances or in other transactions, do not increase the XSU Maximum.

The market capitalization and operational goals are identical to the CEO Performance Award, but a different number of shares is used to calculate the market capitalization goals if shares outstanding exceed the XSU Maximum. Additionally, because the grant date is different than that of the CEO Performance Award, the measurement period for market capitalization is not identical. As of December 31, 2022, actual shares outstanding exceeded the XSU Maximum. Accordingly, market capitalization as calculated for the purposes of achieving additional XSPP market capitalization goals uses the lower XSU Maximum share amount rather than actual shares outstanding.

The first nine market capitalization goals have been achieved as of December 31, 2022. The tenth and eleventh market capitalization goals have not yet been attained, though the related operational goals have been achieved as of December 31, 2022. The first XSU tranche vested in March 2021, the second and third tranches vested in May 2021, five tranches vested in September 2021, and one tranche vested in December 2021. As all twelve operational goals have been achieved or are considered probable of achievement, we recorded stock-based compensation expense of $186.2 million related to the XSU awards from their respective grant dates through December 31, 2022. The number of XSU awards that would vest related to the remaining three tranches is approximately 1.2 million shares. As of December 31, 2022, we had

$14.7 million of total unrecognized stock-based compensation expense, which will be recognized over a weighted-average period of 1.2 years.

Restricted Stock Units

The following table summarizes RSU activity for the years ended December 31 (number of units and aggregate intrinsic value in thousands):

	2022		2021		2020	
	Number of Units	Weighted Average Grant-Date Fair Value	Number of Units	Weighted Average Grant-Date Fair Value	Number of Units	Weighted Average Grant-Date Fair Value
Units outstanding, beginning of year	1,115	$ 133.40	1,107	$ 76.10	1,249	$ 45.47
Granted	1,142	143.03	686	165.67	577	100.76
Released	(541)	117.49	(554)	66.23	(598)	40.68
Forfeited	(151)	138.99	(124)	100.64	(121)	52.40
Units outstanding, end of year	1,565	145.48	1,115	133.40	1,107	76.10
Aggregate intrinsic value at year end	$ 259,729					

Aggregate intrinsic value represents our closing stock price on the last trading day of the period, which was $165.93 per share on December 30, 2022, multiplied by the number of RSUs outstanding. The fair value as of the respective vesting dates of RSUs that vested during the year was $84.9 million, $96.4 million, and $56.0 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Certain RSUs that vested in the year ended December 31, 2022 were net-share settled, such that we withheld shares to cover the employees' tax obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. Total shares withheld related to RSUs during 2022 were eleven thousand and had a value of approximately $1.6 million on their respective vesting dates as determined by the closing stock price on such dates. Payments for the employees' tax obligations are reflected as a financing activity within the consolidated statements of cash flows. We record a liability for the tax withholding to be paid by us as a reduction to additional paid-in capital.

As of December 31, 2022, we had $192.7 million of total unrecognized stock-based compensation expense related to RSUs under our stock plans for shares that are expected to vest. We expect to recognize the cost related to the RSUs over a weighted average period of 2.32 years. RSUs are released when vesting requirements are met.

Performance Stock Units

The following table summarizes PSU activity, inclusive of XSUs, for the years ended December 31 (number of units and aggregate intrinsic value in thousands):

	2022		2021		2020	
	Number of Units	Weighted Average Grant-Date Fair Value	Number of Units	Weighted Average Grant-Date Fair Value	Number of Units	Weighted Average Grant-Date Fair Value
Units outstanding, beginning of year	1,499	$ 39.86	5,618	$ 35.71	6,033	$ 34.47
Granted	158	106.57	309	77.53	417	58.11
Released	(78)	107.58	(4,345)	37.16	(184)	27.79
Forfeited	(210)	41.62	(83)	40.91	(648)	40.83
Units outstanding, end of year	1,369	43.43	1,499	39.86	5,618	35.71
Aggregate intrinsic value at year end	$ 227,125					

Aggregate intrinsic value represents our closing stock price on the last trading day of the period, which was $165.93 per share, multiplied by the number of PSUs outstanding. As of December 31, 2022, there was $19.2 million in total unrecognized stock-based compensation expense related to PSUs under our stock plans for shares that are expected to vest. We expect to recognize the cost related to the PSUs over a weighted average period of 1.17 years. PSUs are released when vesting requirements are met.

As of December 31, 2022, the performance criteria had been met for approximately twenty thousand of the 1.4 million PSUs outstanding.

Certain PSUs that vested in the year ended December 31, 2022 were net-share settled such that we withheld shares to cover the employees' tax obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. Total shares withheld related to PSUs were approximately twenty-six thousand and had a value of $3.3 million on their respective vesting dates as determined by the closing stock price on such dates. Payments for the employees' tax obligations are reflected as a financing activity within the consolidated statements of cash flows. We record a liability for the tax withholding to be paid by us as a reduction to additional paid-in capital. Payments for the employees' tax obligations are reflected as a financing activity within the consolidated statements of cash flows. We record a liability for the tax withholding to be paid by us as a reduction to additional paid-in capital.

Stock Option Activity

The following table summarizes stock option activity for the years ended December 31 (number of options in thousands):

	2022		2021		2020	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	2,438	$ 28.58	6,366	$ 28.58	6,431	$ 28.34
Granted	—	—	—	—	—	—
Exercised	—	—	(3,928)	28.58	(65)	4.52
Expired / terminated	—	—	—	—	—	—
Options outstanding, end of year	2,438	28.58	2,438	28.58	6,366	28.58
Options exercisable, end of year	1,377	28.58	1,377	28.58	530	28.58

We did not grant any stock options in 2022, 2021 or 2020. No options were exercised in the year ending December 31, 2022. The total intrinsic value of options exercised was $571.4 million and $5.1 million for the years ended December 31, 2021 and 2020, respectively. The intrinsic value for options exercised was calculated as the difference between the exercise price of the underlying stock option awards and the market price of our common stock on the date of exercise.

The following table summarizes information about stock options that were fully vested or expected to vest as of December 31, 2022 (number of options in thousands):

	Options Outstanding			Options Exercisable		
Range of Exercise Price	**Number of Options Outstanding**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Number of Options Exercisable**	**Average Exercise Price**	**Weighted Average Remaining Contractual Life (Years)**
$28.58	1,377	$ 28.58	5.16	1,377	$ 28.58	5.16

The aggregate intrinsic value of options exercisable at December 31, 2022 was $189.1 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the underlying stock option awards and the closing market price of our common stock of $165.93 on December 30, 2022.

At December 31, 2022, we had 1.1 million unvested options outstanding with a weighted average exercise price of $28.58 per share, weighted average grant-date fair value of $35.80 per share and weighted average remaining contractual life of 5.16 years. The aggregate intrinsic value of unvested options at December 31, 2022 was $145.7 million.

Stock-based Compensation Expense

We account for stock-based compensation using the fair-value method. Reported stock-based compensation expense was classified as follows for the years ended December 31 (in thousands):

	2022	2021	2020
Cost of product and service sales	$ 4,607	$ 5,844	$ 3,464
Sales, general and administrative expenses	51,301	238,813	103,860
Research and development expenses	50,268	58,674	26,248
Total stock-based compensation expense	$ 106,176	$ 303,331	$ 133,572
Income tax benefit	$ 25,154	$ 30,586	$ 29,329

Stock Inducement Plan

In September 2022, our Board of Directors adopted the Axon Enterprise, Inc. 2022 Stock Inducement Plan (the "2022 Inducement Plan") pursuant to which we reserved 250,000 shares of common stock for issuance under the Inducement Plan. In accordance with Rule 5635(c)(4) and Rule 5635(c)(3) of the Nasdaq Listing Rules, awards under the Inducement Plan may only be made to individuals not previously employed by us (or following such individuals' bona fide periods of non-employment by us), as an inducement material to the individuals' entry into employment with us. The terms and conditions of the 2022 Inducement Plan are substantially similar to our 2019 Stock Inducement Plan. There are approximately 0.1 million shares available for grant as of December 31, 2022.

At-the-Market equity offering

During the year ended December 31, 2021, we sold 577,956 shares of our common stock under our "at-the-market" equity offering program (the "ATM"). We generated approximately $107.6 million in aggregate gross proceeds from sales under the ATM. Aggregate net proceeds from the ATM were $105.4 million after deducting related expenses, including commissions to the sales agent of $1.6 million and issuance costs of $0.5 million. During the year ending December 31, 2022, no shares were sold under the ATM.

We may sell up to a total of 3.0 million shares of our common stock under the ATM, of which approximately 2.4 are remaining. The ATM expires on April 20, 2024. We intend to use the net proceeds from the ATM for general corporate purposes, which may include, among other things, providing capital to satisfy a portion of the tax obligations related to the vesting and settlement of stock compensation awards granted to our executive officers and other employees under our stock incentive plans, to support our growth, and to acquire or invest in product lines, products, services, technologies or facilities.

Stock Repurchase Plan

In February 2016, our Board of Directors authorized a stock repurchase program to acquire up to $50.0 million of our outstanding common stock subject to stock market conditions and corporate considerations. As of December 31, 2022 and 2021, $16.3 million remained available under the plan for future purchases.

Note 17 - Accumulated Other Comprehensive Income (loss)

The following table reflects the changes in accumulated other comprehensive income (loss), net of tax (in thousands):

	Unrealized Gains (Losses) on Available-for-Sale Investments		Foreign Currency Translation		Total	
Balance, December 31, 2019	$	—	$	(1,096)	$	(1,096)
Other comprehensive income		—		1,237		1,237
Balance, December 31, 2020	$	—	$	141	$	141
Other comprehensive loss		(207)		(1,251)		(1,458)
Balance, December 31, 2021	$	(207)	$	(1,110)	$	(1,317)
Other comprehensive loss		(1,044)		(4,818)		(5,862)
Balance, December 31, 2022	$	(1,251)	$	(5,928)	$	(7,179)

Note 18 - Leases

Lease Obligations

We determine if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Additionally, we use the portfolio approach in determining the discount rate used to present value lease payments. We give consideration to our convertible notes, line of credit, macroeconomic factors as well as publicly available data for instruments with similar characteristics when estimating our incremental borrowing rates. The ROU asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives.

We have operating leases for office space and logistical functions. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. For leases beginning on or after January 1, 2019, we account for lease components separately from non-lease components for all asset classes.

Our leases have remaining terms of less than 1 to approximately 11 years, some of which include one or more options to renew for up to 5 years, and some of which include options to terminate the leases within 1 year. The exercise of lease renewal options is at our sole discretion and such options are included in ROU assets and liabilities for renewal periods that are reasonably certain of exercise. Certain of our lease agreements include stated rental payment escalations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We had no finance leases as of December 31, 2022.

Leases (in thousands)	Classification	December 31, 2022	December 31, 2021
Assets			
Operating lease assets	Other assets	$ 38,370	$ 23,270
Liabilities			
Current			
Operating	Other current liabilities	$ 6,357	$ 6,540
Noncurrent			
Operating	Other long-term liabilities	37,143	20,440
Total lease liabilities		$ 43,500	$ 26,980

The components of operating lease expense were as follows for the years ended December 31 (in thousands):

	Classification	2022	2021	2020
Operating lease expense	Sales, general and administrative expenses [1]	$ 4,388	$ 3,820	$ 3,762
	Research and development expense	4,315	3,675	2,995
	Total operating lease expense [2]	8,703	7,495	6,757
Sublease income	Other income	—	—	(55)
Net lease expense		$ 8,703	$ 7,495	$ 6,702

[1] An immaterial portion of operating lease expense is included within cost of sales.

[2] Includes short-term leases, which are immaterial.

Other information related to leases was as follows (in thousands, except lease term and discount rate):

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Supplemental Cash Flows Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 9,216	$ 7,506
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	21,815	6,726
Weighted average remaining lease term:		
Operating leases	7.2 years	4.2 years
Weighted average discount rate:		
Operating leases	5.44 %	2.73 %

Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows (in thousands):

	Operating
2023	8,448
2024	8,936
2025	8,990
2026	5,374
2027	3,566
Thereafter	20,579
Total minimum lease payments	55,893
Less: Amount representing interest	(12,393)
Present value of lease payments	$ 43,500

As of December 31, 2022, we do not have any leases that have not yet commenced that create significant rights and obligations for us.

Note 19 - Employee Benefit Plans

We have a defined contribution profit sharing 401(k) plan for eligible employees, which is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Employees are entitled to make tax-deferred contributions of up to the maximum allowed by law of their eligible compensation.

We also sponsor defined contribution plans in Australia, Canada, Finland, and the United Kingdom.

Our matching contributions for all defined contribution plans for the years ended December 31, 2022, 2021 and 2020, were approximately $10.9 million, $7.4 million and $5.6 million, respectively.

Note 20 - Segment Data

Our operations are comprised of two reportable segments: the TASER segment and the Software and Sensors segment. In both segments, we report sales of products and services. Service revenue in both segments includes sales related to Axon Evidence. In the TASER segment, service revenue also includes digital subscription training content. In the Software and Sensors segment, service revenue also includes other recurring cloud-hosted software revenue and related professional services. Collectively, this revenue is sometimes referred to as "Axon Cloud revenue." Our Chief Executive Officer, who is the CODM, is not provided asset information or sales, general, and administrative expense by segment.

Information relative to our reportable segments was as follows (in thousands):

| | For the year ended December 31, 2022 | | |
	TASER	Software and Sensors	Total
Net sales from products	$ 511,010	$ 290,378	$ 801,388
Net sales from services	20,556	367,991	388,547
Net sales	531,566	658,369	1,189,935
Cost of product sales	194,957	168,262	363,219
Cost of service sales	—	98,078	98,078
Cost of sales	194,957	266,340	461,297
Gross margin	$ 336,609	$ 392,029	$ 728,638
Research and development	$ 51,607	$ 182,203	$ 233,810

| | For the year ended December 31, 2021 | | |
	TASER	Software and Sensors	Total
Net sales from products	$ 426,916	$ 181,609	$ 608,525
Net sales from services	10,011	244,845	254,856
Net sales	436,927	426,454	863,381
Cost of product sales	149,739	110,359	260,098
Cost of service sales	145	62,228	62,373
Cost of sales	149,884	172,587	322,471
Gross margin	$ 287,043	$ 253,867	$ 540,910
Research and development	$ 46,136	$ 147,890	$ 194,026

| | For the year ended December 31, 2020 | | |
	TASER	Software and Sensors	Total
Net sales from products	$ 362,649	$ 137,601	$ 500,250
Net sales from services	3,903	176,850	180,753
Net sales	366,552	314,451	681,003
Cost of product sales	136,925	87,206	224,131
Cost of service sales	—	40,541	40,541
Cost of sales	136,925	127,747	264,672
Gross margin	$ 229,627	$ 186,704	$ 416,331
Research and development	$ 15,380	$ 107,815	$ 123,195

Note 21 - Supplemental Disclosure to Cash Flows

Supplemental non-cash and other cash flow information were as follows as of and for the years ended December 31 (in thousands):

	2022	2021	2020
Supplemental disclosures:			
Cash and cash equivalents	$ 353,684	$ 356,332	$ 155,440
Restricted cash	$ 1,868	$ 106	$ 111
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 355,552	$ 356,438	$ 155,551
Cash paid for income taxes, net of refunds	$ 10,508	$ 5,108	$ 10,893
Non-cash transactions:			
Property and equipment purchases in accounts payable	$ 1,056	$ 1,994	878
Non-cash purchase consideration related to business combinations	—	3,920	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Axon Enterprise, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Axon Enterprise, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Inter*nal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2023 expressed an adverse opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Bundled Arrangements with Multiple Performance Obligations

As described further in Notes 1 and 2 to the financial statements, the Company derives revenue from two primary sources: the sale of physical products (including conducted energy devices (CEDs), cameras, corresponding hardware extended warranties, and related accessories), and subscriptions to the Axon Evidence digital evidence management software-as-a-service. To a lesser extent, the Company also recognizes revenue related to training, professional services and other software services. Many of the Company's products are sold on a standalone basis; however, the Company also bundles its hardware product and service performance obligations and sells them to customers as part of a single transaction.

We consider the identification of performance obligations, treatment of contract term assessments, the determination of the standalone selling price and allocation of the transaction price to multiple performance obligations, including the determination as to whether any amendments to an existing contract result in a modification, to be a critical audit matter.

The principal consideration for our determination that these revenue recognition matters are a critical audit matter is that significant judgment is exercised by the Company in determining revenue recognition for contracts with multiple performance obligations, and includes the following:

- Judgment in modification assessment and conclusions resulting from amendments to existing contracts.

- Identification and treatment of contract terms that may impact the timing and amount of revenue recognized (e.g., substantive termination penalties).

- Identification of all promises in the contract and whether such promises are limited to distinct explicit goods or services or whether they may be implied.

- Determination of stand-alone selling prices for each distinct performance obligation and for products and services that are not sold separately, which may include a market assessment of what the customer would be willing to pay for each performance obligation or an estimate of the expected cost plus an appropriate estimated margin of the performance obligation.

These judgments require significant auditor subjectivity in evaluating the reasonableness of those judgments. Our audit procedures related to the revenue recognition for contracts with multiple performance obligations included the following, among others:

- We tested the design and operating effectiveness of controls over the Company's contract review process, including those over the assessment of amendments to existing contracts, treatment of contract term assessments, the identification of distinct performance obligations included in the initial or amended contract, and the establishment and monitoring of standalone selling prices.

- We evaluated management's judgment in significant accounting polices related to these arrangements for reasonableness.

- For a sample of contracts, we performed the following procedures:

  - Obtained and analyzed the contract source documents for each selection, and other documents deemed a component of the arrangement, in order to test the appropriateness of management's identification and determination of contract terms.

  - Assessed contractual terms and the appropriateness of material right determinations.

  - Obtained management's contract review assessment and corroborate the judgments applied in accounting for the arrangements.

  - Assessed the terms in the arrangement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

  - Traced the term of the revenue recognition period to the contract and recalculated the expected revenue recognized during the period.

- We evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services by comparing the stand-alone prices to historic stand-alone transactions and other data.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Phoenix, Arizona
February 28, 2023

Item 9.   *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Attached as exhibits to this Form 10-K are certifications of the Chief Executive Officer (as the principal executive officer) and Chief Financial Officer (as the principal financial and accounting officer), which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications. This section should be read in conjunction with the certifications and the Grant Thornton LLP attestation report for a more complete understanding of the topics presented. Grant Thornton LLP has independently assessed the effectiveness of our internal control over financial reporting and its report is included below.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for the evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that as of December 31, 2022 our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act). Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

During the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Specifically, during the year ended December 31, 2022, we identified a material weakness in our internal controls stemming from control deficiencies with respect to the risks of understatement of software and services revenue and overstatement of deferred revenue. This material weakness in internal control over financial reporting resulted from a failure to effectively manage the migration of triggering events for certain software and services performance obligations during the quote-to-cash phase of the implementation of our Enterprise Resource Planning ("ERP") and related systems in 2021. Additionally, there were limited instances of invoicing errors resulting from ineffective change management of the quote-to-cash systems implementation. The manual business processes for tracking open software and services performance obligations and for monitoring billing events were not sufficiently robust to prevent the errors. The related business processes and account reconciliation detective controls were not designed to operate with a sufficient degree of precision to identify these errors on a timely basis. These deficiencies resulted in immaterial understatements of revenue that accumulated over time and were corrected in the fourth quarter of 2022 as disclosed in Note 1 of the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Grant Thornton LLP has independently assessed the effectiveness of our internal control over financial reporting and its report is included below.

Remediation Plan

To remediate the material weakness described above, we are designing and implementing new business processes and automation of integrations between our systems as well as enhancing our reconciliation controls and monitoring procedures to properly ensure transactions are identified and recorded timely and accurately.

We are in the process of documenting, assessing and testing the necessary changes in our internal control over financial reporting as part of our efforts to comply with Section 404 of the Sarbanes-Oxley Act.

The material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

We expect that the remediation of this material weakness will be completed prior to the end of fiscal year 2023.

Changes in Internal Control over Financial Reporting

Except for the changes noted above, there have been no other changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Axon Enterprise, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Axon Enterprise, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness resulting from a failure to effectively manage the migration of triggering events for certain software and services performance obligations and invoicing errors during the quote-to-cash cycle. The related business processes and account reconciliation detective controls were not designed to operate with a sufficient degree of precision to identify these errors on a timely basis.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated February 28, 2023 which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Phoenix, Arizona
February 28, 2023

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required to be disclosed by this item is incorporated herein by reference to our definitive proxy statement for the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), which proxy statement we expect to file with the SEC within 120 days after the end of our fiscal year ended December 31, 2022.

Item 11. *Executive Compensation*

The information required to be disclosed by this item is incorporated herein by reference to our 2023 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan Information

A description of our equity compensation plans approved by our stockholders is included in Note 16 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. The following table provides details of our equity compensation plans at December 31, 2022:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	5,096,956	$ 28.58	2,749,539
Equity compensation plans not approved by security holders(2)	275,095		112,505
Total	5,372,051	$ —	2,862,044

---

(1) The weighted average exercise price is calculated based solely on the exercise prices of the outstanding options and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs which have no exercise price.

(2) In September 2022, our Board of Directors adopted the Axon Enterprise, Inc. 2022 Stock Inducement Plan (the "2022 Inducement Plan") pursuant to which we reserved 250,000 shares of common stock for issuance under the Inducement Plan. In September 2019, our Board of Directors adopted the Axon Enterprise, Inc. 2019 Stock Inducement Plan (the "2019 Inducement Plan") pursuant to which we reserved 500,000 shares of common stock for issuance under the Inducement Plan. The 2022 and 2019 Inducement Plans were adopted without stockholder approval pursuant to Rule 5635(c)(4) and Rule 5635(c)(3) of the Nasdaq Listing Rules. The Inducement Plans provides for the grant of equity-based awards, including restricted stock units, restricted stock, performance shares and performance units, and its terms are substantially similar to our stockholder-approved 2022 Plan and 2019 Plan, respectively. In accordance with Rule 5635(c)(4) and Rule 5635(c)(3) of the Nasdaq Listing Rules, awards under the Inducement Plan may only be

made to individuals not previously employees or non-employee directors of the Company (or following such individuals' bona fide period of non-employment with the Company), as an inducement material to the individuals' entry into employment with the Company.

All other information required to be disclosed by this item is incorporated herein by reference to our 2023 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required to be disclosed by this item is incorporated herein by reference to our 2023 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required to be disclosed by this item is incorporated herein by reference to our 2023 Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. Consolidated financial statements: All consolidated financial statements as set forth under Part II, Item 8 of this report.

2. Supplementary Financial Statement Schedules: Supplementary schedules have not been included because they are not applicable or because the information is included elsewhere in this report.

3. Exhibits:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q, filed August 9, 2022)
3.2	Bylaws, as amended and restated (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q, filed August 9, 2022)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Registration Statement on Form SB-2, effective May 11, 2001 (Registration No. 333-55658))
4.2	Description of securities of Axon Enterprise, Inc. registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K, filed February 28, 2020)
4.3	Indenture, dated as of December 9, 2022, between Axon Enterprise, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed December 9, 2022)
4.4	Form of 0.50% Convertible Senior Note due 2027 (incorporated by reference to Exhibit A in Exhibit 4.1 to the Current Report on Form 8-K, filed December 9, 2022)
10.1+	Form of Indemnification Agreement between the Company and its directors (incorporated by reference to Exhibit 10.4 to Registration Statement on Form SB-2, effective May 11, 2001 (Registration No. 333-55658))
10.2+	Form of Indemnification Agreement between the Company and its officers (incorporated by reference to Exhibit 10.5 to Registration Statement on Form SB-2, effective May 11, 2001 (Registration No. 333-55658))
10.3+	TASER International, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on July 12, 2013)
10.4+	2016 Stock Incentive Plan (incorporated by reference to Annex B of 2016 Proxy Statement, filed on April 15, 2016)
10.5+	Axon Enterprise, Inc. 2018 Stock Incentive Plan (incorporated by reference to Annex B of the Company's Proxy Statement, filed on April 13, 2018)

Exhibit Number	Description
10.6+	CEO Performance Award (incorporated by reference to Annex A of the Company's Proxy Statement, filed on April 13, 2018)
10.7+	Axon Enterprise, Inc. 2019 Stock Incentive Plan (incorporated by reference to Annex A of the Company's Proxy Statement, filed on December 31, 2018)
10.8+	Axon Enterprise, Inc. 2019 Stock Incentive Plan Exponential Stock Unit Grant Notice (incorporated by reference to Annex B of the Company's Proxy Statement, filed on December 31, 2018)
10.9+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Luke S. Larson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed June 4, 2019)
10.10+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Joshua M. Isner (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed June 4, 2019)
10.11+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Jeffrey C. Kunins, dated September 23, 2019 (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K, filed February 28, 2020)
10.12+	Axon Enterprise, Inc. 2019 Stock Inducement Plan (incorporated by reference to Exhibit 99.1 to the registration statement on Form S-8, filed September 23, 2019)
10.13+	Auction Statement from the Company to the Arizona State Land Department (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed November 6, 2020)
10.14±	Construction Management Agreement, dated February 23, 2022, by and between Axon Enterprise, Inc. and Okland Construction Company, Inc. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K, filed February 24, 2022)
10.15+	Executive Employment Agreement by and between Axon Enterprise, Inc. and James C. Zito (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed August 9, 2022)
10.16+	Axon Enterprise, Inc. 2022 Stock Incentive Plan (incorporated by reference to Annex B of the Company's Proxy Statement, filed April 8, 2022)
10.17+	Axon Enterprise, Inc. 2022 Stock Inducement Plan (incorporated by reference to Exhibit 99.1 to the registration statement on Form S-8, filed September 23, 2022)
10.18+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Brittany Bagley (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed November 9, 2022)
10.19	Form of Convertible Note Hedge Confirmation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed December 9, 2022)
10.20	Form of Warrant Confirmation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed December 9, 2022)
10.21*	Credit Agreement, dated December 15, 2022, by and between Axon Enterprise, Inc. and JPMorgan Chase Bank, N.A.
21.1*	List of Subsidiaries
23.1*	Consent of Grant Thornton, LLP, independent registered public accounting firm
24.1*	Powers of attorney (see signature page)
31.1*	Principal Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)
31.2*	Principal Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)
32**	Principal Executive Officer and Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104	The cover page from the Company's Annual Report for the year ended December 31, 2022, formatted in Inline XBRL

+   Management contract or compensatory plan or arrangement

*   Filed herewith

**   Furnished herewith

±   Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 16.   ***Form 10-K Summary***

    Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXON ENTERPRISE, INC.

Date: February 28, 2023

By: /s/ PATRICK W. SMITH
Chief Executive Officer, Director
(Principal Executive Officer)

Date: February 28, 2023

By: /s/ BRITTANY BAGLEY
Chief Financial Officer and Chief Business Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick W. Smith his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PATRICK W. SMITH Patrick W. Smith	Chief Executive Officer, Director (Principal Executive Officer)	February 28, 2023
/s/ BRITTANY BAGLEY Brittany Bagley	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	February 28, 2023
/s/ ADRIANE M. BROWN Adriane M. Brown	Director	February 28, 2023
/s/ JULIE A. CULLIVAN Julie A. Cullivan	Director	February 28, 2023
/s/ MICHAEL GARNREITER Michael Garnreiter	Director	February 28, 2023
/s/ CAITLIN E. KALINOWSKI Caitlin E. Kalinowski	Director	February 28, 2023
/s/ MARK W. KROLL Mark W. Kroll	Director	February 28, 2023
/s/ MATTHEW R. MCBRADY Matthew R. McBrady	Director	February 28, 2023
/s/ HADI PARTOVI Hadi Partovi	Director	February 28, 2023





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